Exhibit 99.2

999.9
FINE
GOLD
200g

NEWMONT | GOLDCORP

Creating the World's Leading Gold Company

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Shareholders are reminded to vote their proxy by April 2, 2019 at 9:00AM (Vancouver time)

LETTER TO SHAREHOLDERS

Dear Fellow Goldcorp Shareholders,

Goldcorp will hold a special meeting of shareholders on April 4, 2019 to vote on the proposed strategic combination with Newmont Mining Corporation. We ask for your support by voting in favour of this combination, which will create the world’s leading gold company called Newmont Goldcorp Corporation.

The Newmont Goldcorp combination will bring together an unmatched portfolio of operating mines, development projects, mineral reserves and exploration opportunities in the most prospective gold districts around the globe.

In working with the leadership of Newmont over the past several months, it is evident to us at Goldcorp that our two companies are an exceptional fit. We share common values in our commitments to the safety of our people, the sustainability of our operations, and our respect for indigenous peoples and the environment. Our joint commitment to innovation will continue to advance the modernization and efficiency of our operations.

We expect the transaction to result in significant synergies and value creation for shareholders. During our integration planning process following announcement of the transaction, we have identified US$100 million per year in supply chain improvements, in addition to our initial synergy estimate of US$100 million per year. Including estimated benefits of Newmont’s full potential program of US$165 million per year, we have now identified a total of US$365 million per annum in savings and efficiencies.(1)

We look forward to applying the best of both companies’ operating models, systems and technologies to build a safe, high-performing organization known for superior operational execution, consistent project delivery and leadership in sustainability.

The following are some highlights of the proposed combination:

>	The combination of Newmont and Goldcorp will form a global enterprise with the strongest portfolio of operating gold mines and projects in favourable jurisdictions.

>	Targeted long-term sustainable production of six to seven million ounces of gold annually, with unparalleled exploration potential across the portfolio.

>	The combination maximizes cash flow and returns through low cost operations and the largest mineral reserve base in the gold sector.

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At an exchange ratio of 0.3280 of a Newmont share and US$0.02 cash for each Goldcorp share, the transaction reflects a 17% premium to Goldcorp’s share price based on 20-day volume weighted average price to January 11, 2019 (the last trading day before announcement of the transaction) and pro forma ownership of approximately 65% Newmont / 35% Goldcorp.

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The combined entity will be the only gold producer in the S&P 500, and will be listed on the New York Stock Exchange. Newmont will also apply to list the common stock of Newmont Goldcorp on the Toronto Stock Exchange, subject to satisfying customary listing conditions.

>	Newmont Goldcorp will be headquartered in Colorado, and Goldcorp’s existing Vancouver office will become Newmont Goldcorp’s North America regional office.

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Newmont Chief Executive Officer Gary Goldberg will lead the combined organization through the integration of the two companies, with Thomas Palmer as President and Chief Operating Officer to succeed as Chief Executive Officer of the combined company. In addition, Rob Atkinson will be appointed to the role of EVP and Chief Operating Officer of Newmont, effective June 1, 2019. Nancy Buese is expected to continue in the role of EVP and Chief Financial Officer of Newmont and Randy Engel is expected to continue in the role of EVP, Strategic Development of Newmont.

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The Board of Directors of Newmont Goldcorp will be chaired by Noreen Doyle and I will serve as deputy Chair. Two-thirds of the Newmont Goldcorp Board will be comprised of existing members of the Newmont Board and one-third will be comprised of existing members of the Goldcorp Board.

With regards to the recently announced hostile proposal received by Newmont from Barrick Gold Corporation, we note that the Board of Directors of Newmont announced that, after careful consideration, they have determined that the Newmont

Goldcorp strategic combination represents the best opportunity to maximize value and rejected Barrick’s negative premium proposal. Their reasons for doing so are set out in Newmont’s press release dated March 4, 2019 and I encourage you to read the press release as it sets out a compelling case for our strategic combination. The directors of both Newmont and Goldcorp remain fully committed to the combination of Newmont and Goldcorp, and unanimously approved and recommended this transaction as the best alternative for shareholders of both companies. This is an exciting time for shareholders and employees of both Goldcorp and Newmont alike, and the first step in a journey on a path to unlocking value and creating a stronger, more sustainable gold company and future for us all.

I extend my sincerest thanks to all our shareholders for your support and trust as we prepare for the next phase of growth and value creation. I look forward to your participation in the special meeting on April 4, 2019.

Sincerely,

“Ian W. Telfer”

Chairman of the Board

(1) Full potential cost savings or improvements as used in this information circular are considered operating measures provided for illustrative purposes, and should not be considered GAAP or non-GAAP financial measures. Full potential amounts are estimates utilized by Newmont’s management that represent estimated cumulative incremental value realized as a result of full potential projects implemented and are based upon both cost savings and efficiencies that have been monetized for purposes of the estimation. Because full potential savings/improvements estimates reflect differences between certain actual costs incurred and Newmont’s management estimates of costs that would have been incurred in the absence of the full potential program, such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected full potential cost savings or improvements are projections are “forward-looking statements” subject to risks, uncertainties and other factors which could cause actual results to differ from current expectations.

WHAT’S INSIDE

LETTER TO SHAREHOLDERS	Page 2

NOTICE OF MEETING	Page 7

QUESTIONS AND ANSWERS RELATING TO THE ARRANGEMENT	Page 8

GLOSSARY OF TERMS	Page 18

GENERAL INFORMATION	Page 38

Date of Information	Page 38

Goldcorp Share Information	Page 38

Owners of 10% of more Goldcorp Shares	Page 38

Additional Documents & Information about Goldcorp	Page 38

Information Concerning Newmont	Page 39

Non-GAAP Financial Performance Measures	Page 39

Third Party Data	Page 39

Presentation of Financial Information	Page 40

Pro Forma Financial Information	Page 40

Currency Exchange Rate Information	Page 41

Scientific and Technical Information	Page 41

Cautionary Note to Goldcorp Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	Page 41

NOTICE TO GOLDCORP SECURITYHOLDERS IN THE UNITED STATES	Page 43

FORWARD LOOKING INFORMATION	Page 46

EXECUTIVE SUMMARY	Page 50

GENERAL VOTING INFORMATION	Page 65

Request for Proxies	Page 65

Mailing of Circular	Page 65

Record Date	Page 65

Voting Securities, Votes and Quorum	Page 65

Voting Instructions	Page 65

Amendments or Other Business	Page 65

Vote Counting and Confidentiality	Page 66

New York Stock Exchange Rules	Page 66

Voting Questions	Page 66

Other Questions	Page 66

SHAREHOLDER VOTING – BENEFICIAL GOLDCORP SHAREHOLDERS	Page 67

Voting Options	Page 67

Voting in Person	Page 67

Voting by Instruction	Page 67

Revoking your Voting Instructions or Changing your Instructions	Page 67

SHAREHOLDER VOTING – REGISTERED GOLDCORP SHAREHOLDERS	Page 68

Voting Options	Page 68

Voting in Person	Page 68

Voting by Proxy	Page 68

Revoking or Changing you Proxy	Page 68

BUSINESS OF THE MEETING	Page 69

Arrangement Resolution	Page 69

Other Business	Page 69

THE ARRANGEMENT	Page 70

Details of the Arrangement	Page 70

Background to the Arrangement	Page 70

Recommendation of the Goldcorp Special Committee	Page 76

Recommendation of the Goldcorp Board	Page 76

Reasons for the Recommendation of the Goldcorp Special Committee	Page 77

Goldcorp Fairness Opinions	Page 79

Completion of the Arrangement	Page 89

REGULATORY MATTERS AND APPROVALS	Page 97

Shareholder Approvals	Page 97

Court Approvals	Page 98

Key Regulatory Approvals	Page 99

Other Regulatory Approvals	Page 101

Stock Exchange Listing Approval and Delisting Matters	Page 102

Canadian Securities Law Matters	Page 102

Interest of Certain Persons or Companies in the Arrangement	Page 104

U.S. Securities Law Matters	Page 107

Rights of Dissenting Goldcorp Shareholders	Page 109

Comparison of Rights under the OBCA and the DGCL	Page 110

RISK FACTORS	Page 111

Risk Factors Relating to the Arrangement	Page 111

Risk Factors Relating to Newmont Goldcorp	Page 115

TRANSACTION AGREEMENTS	Page 120

The Arrangement Agreement	Page 120

The Voting Agreements	Page 135

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	Page 137

Certain Canadian Federal Income Tax Considerations	Page 137

Certain United States Federal Income Tax Considerations	Page 142

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	Page 152

Information Concerning Goldcorp	Page 152

Information Concerning Newmont	Page 152

OTHER INFORMATION	Page 153

Interest in Meeting Business and Material Transactions	Page 153

Auditors	Page 153

Interest of Experts	Page 153

Exemptive Relief	Page 155

DIRECTOR APPROVAL	Page 156

CONSENT OF EXPERTS	Page 157

Consent of Fort Capital Partners	Page 157

Consent of Merrill Lynch Canada Inc.	Page 158

Consent of TD Securities Inc.	Page 159

SCHEDULE “A” – ARRANGEMENT RESOLUTION	Page A-1

SCHEDULE “B” – PLAN OF ARRANGEMENT	Page B-1

SCHEDULE “C” – FORT CAPITAL FAIRNESS OPINION	Page C-1

SCHEDULE “D” – MERRILL LYNCH CANADA INC. FAIRNESS OPINION	Page D-1

SCHEDULE “E” – TD SECURITIES FAIRNESS OPINION	Page E-1

SCHEDULE “F” – INTERIM ORDER AND NOTICE OF APPLICATION	Page F-1

SCHEDULE “G” – DISSENT PROCEDURES	Page G-1

SCHEDULE “H” – SECTION 185 – BUSINESS CORPORATIONS ACT (ONTARIO)	Page H-1

SCHEDULE “I” – COMPARISON OF ONTARIO AND DELAWARE LAW	Page I-1

SCHEDULE “J” – INFORMATION CONCERNING GOLDCORP	Page J-1

SCHEDULE “K” – INFORMATION CONCERNING NEWMONT	Page K-1

SCHEDULE “L” – MINERAL RESERVES AND MINERAL RESOURCES STATEMENTS	Page L-1

SCHEDULE “M” – NEWMONT GOLDCORP ADDITIONAL MINERAL PROPERTY DISCLOSURE	Page M-1

SCHEDULE “N” – UNAUDITED PRO FORMA FINANCIAL INFORMATION	Page N-1

SCHEDULE “O” – OWNERSHIP OF GOLDCORP SECURITIES	Page O-1

NOTICE OF MEETING

Special Meeting of the Shareholders of Goldcorp Inc. (“Goldcorp”)

Date:	April 4, 2019
Time:	9:00 a.m. (Vancouver time)
Place:	The offices of Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The business of the special meeting of the shareholders of Goldcorp (the “Goldcorp Meeting”) is to:

1.

consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated February 22, 2019, as may be amended (the “Interim Order”), and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule “A” to the accompanying management information circular dated March 4, 2019 (the “Circular”), to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Goldcorp, securityholders of Goldcorp, and Newmont Mining Corporation (“Newmont”); and

2.	transact any other business as may be properly brought before the Goldcorp Meeting or any adjournment or postponement thereof.

You have a right to vote if you were a holder of common shares (“Goldcorp Shares”) in the capital of Goldcorp (a “Goldcorp Shareholder”) at the close of business (Vancouver time) on February 22, 2019 (the “Record Date”). Only Goldcorp Shareholders whose names have been entered in the register of Goldcorp Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Goldcorp Meeting.

Find out how to vote starting on page 65 of the accompanying Circular. The Board of Directors of Goldcorp has, by resolution, fixed 9:00 a.m. (Vancouver time) on April 2, 2019, or no later than 48 hours before the time of any adjourned or postponed meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Goldcorp Meeting or any adjournment or postponement thereof shall be deposited with Goldcorp’s transfer agent. If you hold your Goldcorp Shares through an intermediary, your intermediary may have an earlier deadline for receiving your voting instructions, and you should follow the instructions provided by your intermediary. The time limit for the deposit of proxies may also be waived or extended by the chair of the Goldcorp Meeting at his discretion, without notice.

Pursuant to the Interim Order, registered Goldcorp Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Goldcorp Shares provided that they have complied with the dissent procedures set forth in the OBCA, as modified by the Interim Order. Beneficial owners of Goldcorp Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Goldcorp Shares are entitled to dissent in respect of the Arrangement Resolution. A summary of the dissent procedure is set forth in Schedule “G” to the Circular and the text of section 185 of the OBCA is set forth in Schedule “H” to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.

Your vote is important, and you are urged to submit your proxy well in advance of the voting deadline in order to have your voice heard. If you would like additional copies, without charge, of the accompanying Circular or you have any questions or require assistance with voting your proxy, please contact Goldcorp’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1.800.775.4067 toll free in North America, or call collect outside North America at +1.416.867.2272 or by e-mail at contactus@kingsdaleadvisors.com.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Goldcorp Meeting and forms part of this notice

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

QUESTIONS AND ANSWERS RELATING TO THE ARRANGEMENT

The following is intended to answer certain key questions concerning the Goldcorp Meeting and the Arrangement and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Glossary of Terms”.

Why did I receive this Circular?

You received this Circular because you and the other Goldcorp Shareholders will be asked at the Goldcorp Meeting to approve, by a special majority vote, the Arrangement involving Goldcorp and Newmont under section 182 of the OBCA, pursuant to which Newmont will acquire all of the outstanding Goldcorp Shares. See “Regulatory Matters and Approvals – Shareholder Approvals – Goldcorp Shareholder Approval”.

When and where will the Goldcorp Meeting be held?

The Goldcorp Meeting will be held at 9:00 a.m. (Vancouver time) on April 4, 2019 at the offices of Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.

What is the Arrangement?

On January 14, 2019, Goldcorp and Newmont entered into the Arrangement Agreement whereby Newmont agreed to acquire all of the issued and outstanding Goldcorp Shares pursuant to a court-approved arrangement under the OBCA. If completed, the Arrangement will result in Newmont becoming the beneficial owner of all of the Goldcorp Shares on the Effective Date. Following completion of the Arrangement, existing Goldcorp Shareholders will own approximately 35% of the issued and outstanding common stock of Newmont Goldcorp and existing Newmont Stockholders will own approximately 65% of the issued and outstanding common stock of Newmont Goldcorp.

What will I receive for my Goldcorp Shares under the Arrangement?

Under the Arrangement, each Goldcorp Shareholder (other than any Dissenting Goldcorp Shareholders) will receive, for each Goldcorp Share held, 0.3280 of a Newmont Share and US$0.02 in cash, which, as of January 11, 2019, valued each Goldcorp Share at US$11.46. The Consideration represents a premium of approximately 17% based on the 20-day volume-weighted average trading prices of the Goldcorp Shares and the Newmont Shares up to January 11, 2019, the last trading day prior to the Announcement Date. See “The Arrangement – Completion of the Arrangement – Principal Steps of the Arrangement”.

When will I receive the Consideration payable to me under the Arrangement for my Goldcorp Shares?

You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective. If you are a Registered Goldcorp Shareholder, in order to receive your Consideration you must complete and send a Letter of Transmittal and the certificate(s) representing your Goldcorp Shares and all other required documents to the Depositary. Beneficial Goldcorp Shareholders will receive their Consideration through the facilities of The Canadian Depository for Securities Limited or the Depository Trust Company and their financial intermediary members with no further action required. To prevent a delay in receiving the Consideration due under the Arrangement, Registered Goldcorp Shareholders should consider re-registering their Goldcorp

Shares with an Intermediary prior to the Effective Date. It is anticipated that the Arrangement will be completed in the second quarter of 2019, assuming the Arrangement Resolution is approved by Goldcorp Shareholders, the Newmont Resolutions are approved by Newmont Stockholders, all Court and all other approvals have been obtained and all other conditions of closing have been satisfied or waived. See “The Arrangement – Completion of the Arrangement”.

What do I do with my Goldcorp Share certificate(s) once I receive the Letter of Transmittal?

Once the Letter of Transmittal has been mailed by Computershare Trust Company, N.A. as Depositary to Registered Goldcorp Shareholders as of the Effective Date, all Registered Goldcorp Shareholders must complete, sign and return the Letter of Transmittal with the accompanying share certificate(s) representing Goldcorp Shares to the Depositary. See “The Arrangement – Completion of the Arrangement – Letter of Transmittal” and “The Arrangement – Completion of the Arrangement – Exchange Procedure”. Once the Letter of Transmittal has been mailed by Computershare Trust Company, N.A. as Depositary to Registered Goldcorp Shareholders as of the Effective Date, the Letter of Transmittal will be available under Goldcorp’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Are the Newmont Shares listed on a stock exchange?

The Newmont Shares currently trade on the NYSE under the symbol “NEM”. Newmont will apply to list the Consideration Shares issuable under the Arrangement, the Newmont Shares issuable upon exercise of the Goldcorp Options and the Newmont Shares issuable in connection with the Replacement RSUs on the NYSE, and it is a condition of closing that Newmont will have obtained approval for the listing of the Consideration Shares (subject to official notice of listing). Newmont will also apply to list the shares of common stock of Newmont Goldcorp on the TSX, subject to satisfying customary listing conditions. See “Regulatory Matters and Approvals – Stock Exchange Listing Approval and Delisting Matters” and “Transaction Agreements – The Arrangement Agreement – Conditions”.

Does the Goldcorp Board support the Arrangement?

Yes. The Goldcorp Board has unanimously determined that the Arrangement is in the best interests of Goldcorp (considering the interests of all stakeholders) and recommends that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

In making its recommendation, the Goldcorp Board considered a number of factors as described in this Circular under “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”, including the unanimous recommendation of the Goldcorp Special Committee, and the Goldcorp Fairness Opinions provided by Fort Capital to the Goldcorp Special Committee, and by TD Securities and BofA Merrill Lynch to the Goldcorp Board, to the effect that, as of the date of such opinions, based upon and subject to the various assumptions, limitations and qualifications set forth respectively, in each such opinion, the Consideration was fair, from a financial point of view, to Goldcorp Shareholders. See “The Arrangement – Background to the Arrangement” and “The Arrangement – Goldcorp Fairness Opinions”.

We recommend that you vote IN FAVOUR of the Arrangement Resolution

Why is the Goldcorp Board making this recommendation?

In reaching their conclusions and formulating their unanimous recommendations, the Goldcorp Special Committee and the Goldcorp Board consulted with Goldcorp management, their respective legal and financial advisors and, in the case of the Goldcorp Board, with the Goldcorp Special Committee. The Goldcorp Special Committee and the Goldcorp Board also reviewed a significant amount of financial and technical information relating to Newmont and Goldcorp and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendations of the Goldcorp Special Committee and the Goldcorp Board that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

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Creation of the world’s leading gold company. The Arrangement will combine two gold industry leaders to create an unmatched portfolio of operations, projects, exploration opportunities and people in the gold mining sector. Based on current information, Newmont Goldcorp would be the largest gold company globally as measured by market capitalization, enterprise value, gold production, and Mineral Reserves and Mineral Resources. Newmont Goldcorp will also be the only gold company included in the S&P 500.

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Sustainable gold production. Newmont Goldcorp will manage production from 18 operating assets and a robust pipeline of development projects across various jurisdictions. Newmont Goldcorp’s Proven and Probable Mineral Reserves will support an optimized portfolio able to generate sustainable and profitable production of six to seven million gold ounces annually. This will be further supported by a robust project development pipeline that will be prioritized based on the returns and risks of each project.

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Goldcorp Shareholders will receive a premium and opportunity to participate in growth prospects of Newmont Goldcorp. The Consideration represents a 17% premium to the price of Goldcorp Shares (based on each company’s 20-day volume weighted average share price ending on the last trading day prior to the Announcement Date) and will allow Goldcorp Shareholders, who will own approximately 35% of Newmont Goldcorp, to participate in the benefits of the combined company, including the largest pipeline of feasibility and development stage gold assets, and exploration potential in highly prospective gold districts across four continents.

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Diverse asset portfolio in favourable geographies. Newmont Goldcorp’s Mineral Reserves and Mineral Resources will be located in favourable mining jurisdictions, including the United States, Australia, Canada, and Ghana, which will represent approximately 21%, 18%, 15% and 10% of its Mineral Reserves, respectively.

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Solid balance sheet and financial profile. Newmont Goldcorp’s enhanced financial strength and robust free cash flow generation is expected to be able to sustain an investment-grade balance sheet and, subject to board approval, an annual dividend of US$0.56 per Newmont Share (equivalent to approximately US$0.184 per Goldcorp Share), the highest aggregate annual dividend among senior gold producers, and allow Newmont Goldcorp the financial flexibility to invest in exploration, development and the highest return projects through continued disciplined capital allocation in the future.

>	Corporate cultures. Goldcorp management believes, based on interactions over many years, that Newmont and Goldcorp have similar corporate cultures and values.

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Proven leadership team. Following the Arrangement, management of Newmont Goldcorp will feature proven and experienced mining and business leaders at both the board and executive team levels, along with diverse, high-performing teams at Newmont Goldcorp’s regional and operating sites with a proven track record of maximizing value by delivering long-life and low-cost profitable gold mining operations.

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Synergies. The Arrangement is expected to generate US$100 million in annual pre-tax synergies (which in the course of integration planning following announcement of the Arrangement has been updated to US$200 million to reflect identification of additional supply chain and procurement savings of approximately US$100 million per year). In addition, Newmont’s full potential cost and efficiency improvements represent additional annual anticipated benefits of approximately US$165 million per year. See “Letter to Shareholders”.

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Benefits to Canada. The formation of Newmont Goldcorp allows Canada to participate in a world-leading natural resources company that operates responsibly, is invested in the long-term success of its properties and has the financial strength to explore and develop the next generation of significant gold mines.

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Business climate and review of strategic alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Goldcorp, including continuation as an independent enterprise, potential acquisitions and various combinations of Goldcorp or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Goldcorp Special Committee and the Goldcorp Board believe that the Arrangement represents Goldcorp’s best prospect for maximizing shareholder value.

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Fairness opinions. The Goldcorp Special Committee received a fairness opinion from Fort Capital, and the Goldcorp Board received a fairness opinion from each of TD Securities and BofA Merrill Lynch, all dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinions, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described below in the section entitled “The Arrangement – Goldcorp Fairness Opinions”.

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Support of boards and management teams. The boards of directors of both companies have unanimously recommended support for the Arrangement. Additionally, all of the directors and members of executive management of each of Goldcorp and Newmont have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Goldcorp, the Arrangement Resolution, and in the case of Newmont, the Newmont Resolutions. In the case of Goldcorp, these support and voting agreements relate to shares comprising approximately 0.57% of the issued and outstanding Goldcorp Shares as of the Record Date and in the case of Newmont, these support and voting agreements relate to shares comprising approximately 0.22% of the issued and outstanding Newmont Shares as of February 20, 2019, being the record date of the Newmont Meeting.

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Arm’s length transaction. The Arrangement Agreement is the result of arm’s length negotiations and includes terms and conditions that are reasonable in the judgment of the Goldcorp Special Committee and the Goldcorp Board.

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Conduct of Goldcorp’s business. The Goldcorp Board believes that the restrictions imposed on Goldcorp’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

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Other factors. The Goldcorp Special Committee and the Goldcorp Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Goldcorp and Newmont in the gold market, information concerning Mineral Reserves and Mineral Resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Goldcorp and Newmont and the historical trading prices of the Goldcorp Shares and the Newmont Shares, taking into account the results of Goldcorp’s due diligence review of Newmont and its properties.

See “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”.

How do I vote on the Arrangement Resolution?

Goldcorp Shareholders can vote online, on the phone, in writing or in person or by proxy at the Goldcorp Meeting. The procedure for voting is different for Registered Goldcorp Shareholders and Beneficial Goldcorp Shareholders.

You should carefully read and consider the information contained in this Circular. Registered Goldcorp Shareholders who do not wish or are unable to attend the Goldcorp Meeting in person should vote by completing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the instructions set out in the enclosed form of proxy and elsewhere in this Circular. A proxy will not be valid for use at the Goldcorp Meeting unless the completed form of proxy is deposited (a) at the offices of AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, in the enclosed envelope, or (b) by mail or by hand delivery to AST Trust Company (Canada), Attention: Proxy Department, 1600-1066 W Hastings St, Vancouver, BC V6E 3X1 by 9:00 a.m. (Vancouver time) on April 2, 2019 (or if the Goldcorp Meeting is adjourned or postponed, at least 48 hours (excluding non-Business Days) prior to the date of the adjourned or postponed Goldcorp Meeting). Notwithstanding the foregoing, the chair of the Goldcorp Meeting has the discretion to accept proxies received after such deadline. See “Shareholder Voting – Registered Goldcorp Shareholders”.

If you hold your Goldcorp Shares through an Intermediary, please follow the instructions on the voting instruction form provided by such Intermediary to ensure that your vote is counted at the Goldcorp Meeting and contact your Intermediary for instructions and assistance in delivering the certificate(s) representing those Goldcorp Shares. The time limit for the deposit of proxies may also be waived or extended by the chair of the Goldcorp Meeting at his or her discretion, without notice. See “Shareholder Voting – Beneficial Goldcorp Shareholders”.

If my Goldcorp Shares are held by an Intermediary, will they vote my Goldcorp Shares for me?

An Intermediary will vote the Goldcorp Shares held by you only if you provide instructions to such Intermediary on how to vote. If you fail to give proper instructions, those Goldcorp Shares will not be voted on your behalf. Beneficial Goldcorp Shareholders should instruct their Intermediaries to vote their Goldcorp Shares on their behalf by following the directions on the voting instruction form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Goldcorp Shares at the Goldcorp Meeting, you cannot vote those Goldcorp Shares owned by you at the Goldcorp Meeting. See “Shareholder Voting – Beneficial Goldcorp Shareholders”.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of the management of Goldcorp. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone, e-mail, internet or facsimile by directors, officers or employees of Goldcorp, or by such agents as Goldcorp may appoint.

Goldcorp has retained Kingsdale in connection with the solicitation of proxies. The costs of preparing and distributing the meeting materials and the cost of soliciting proxies will be borne by Goldcorp. Goldcorp will reimburse brokers and other entities for costs incurred by them in mailing meeting materials to Beneficial Goldcorp Shareholders.

Who is eligible to vote?

Goldcorp Shareholders at the close of business (Vancouver time) on the Record Date or their duly appointed proxyholders are eligible to vote at the Goldcorp Meeting.

Does any Goldcorp Shareholder beneficially own 10% or more of the Goldcorp Shares?

No. To the knowledge of the directors and officers of Goldcorp, as of March 4, 2019, no Goldcorp Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Goldcorp Shares.

What if I acquire ownership of Goldcorp Shares after the Record Date?

You will not be entitled to vote Goldcorp Shares acquired after the Record Date at the Goldcorp Meeting. Only Persons owning Goldcorp Shares as of the Record Date are entitled to vote at the Goldcorp Meeting.

Why am I being asked to approve the Arrangement?

Subject to any order of the Court, the OBCA requires a corporation that wishes to undergo a court-approved arrangement to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least two-thirds of the votes cast by shareholders, present in person or represented by proxy. If Goldcorp Shareholder Approval is not obtained, the Arrangement will not be completed. Registered Goldcorp Shareholders have certain rights of dissent in respect of the Arrangement. See “Regulatory Matters and Approvals – Rights of Dissenting Goldcorp Shareholders” and “Schedule “G” – Dissent Procedures”. Goldcorp is asking you to approve the Arrangement for the reasons set out under “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”.

What approvals are required by Goldcorp Shareholders to pass the Arrangement Resolution at the Goldcorp Meeting?

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting. See “Business of the Meeting – Arrangement Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Goldcorp Shareholder Approval”.

The Goldcorp Board has unanimously approved the Arrangement and recommends that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

Should I send in my proxy now?

Yes. Once you have carefully read and considered the information in this Circular, you need to complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut off time at 9:00 a.m. (Vancouver time) on April 2, 2019 to ensure your Goldcorp Shares are voted at the Goldcorp Meeting. If the Goldcorp Meeting is adjourned or postponed, your proxy must be received by 9:00 a.m. (Vancouver time) on the second-last Business Day before the reconvened Goldcorp Meeting. Goldcorp reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Goldcorp is under no obligation to accept or reject any particular late proxy.

Can I revoke my vote after I have voted by proxy?

Yes. A Goldcorp Shareholder executing the enclosed form of proxy has the right to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by AST before 9:00 a.m. (Vancouver time) on April 2, 2019 (or if the Goldcorp Meeting is adjourned or postponed, at least 48 hours (excluding non-Business Days) prior the date of the adjourned or postponed Goldcorp Meeting). A Registered Goldcorp Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Goldcorp Shareholder wants to revoke his, her or its proxy and delivering this written document to (i) the registered office of Goldcorp at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson at any time up to and including the last Business Day preceding the day of the Goldcorp Meeting, or any adjournment or postponement thereof, or (ii) the Chair of the Goldcorp Meeting at the Goldcorp Meeting or any adjournment or postponement thereof and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by Law.

If you hold your Goldcorp Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary. See “Shareholder Voting – Beneficial Goldcorp Shareholders – Revoking your Voting Instructions or Changing your Instructions” and “Shareholder Voting – Registered Goldcorp Shareholders – Revoking or Changing your Proxy”.

What will happen to my Goldcorp Options, Goldcorp PSUs, Goldcorp RSUs and Goldcorp Phantom RSUs in connection with the Arrangement?

The Arrangement Agreement provides that, at the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Goldcorp Phantom RSU and Goldcorp PSU that is outstanding immediately prior to the Effective Time will remain outstanding and the terms of such Goldcorp Phantom RSUs and Goldcorp PSUs will be determined in accordance with the existing terms of the Goldcorp Phantom RSU Plan and Goldcorp PSU Plan, respectively, and the Plan of Arrangement. Each Goldcorp Option outstanding at the Effective Time will remain outstanding on its existing terms (except as otherwise provided in the Plan of Arrangement or in the Arrangement Agreement), and upon exercise of each such Goldcorp Option, the holder shall be entitled to receive a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each Goldcorp Share underlying such Goldcorp Option. The Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan in order to provide that, following a termination without cause or termination for Good Reason (as defined in the respective employment agreements), each such Goldcorp Option will remain outstanding until its expiry date notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement. In addition, each Goldcorp RSU that is outstanding immediately prior to the Effective Time will be exchanged for a Newmont RSU with respect to the number of Newmont Shares equal to the product obtained by multiplying (A) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio in a transaction that will be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

See “The Arrangement – Completion of the Arrangement – Treatment of Long Term Incentives/Convertible Securities”.

What is required to complete the Arrangement?

Completion of the Arrangement is conditional upon, among other things, the satisfaction or waiver of certain closing conditions, including:

>	the Arrangement Resolution having been approved by Goldcorp Shareholders at the Goldcorp Meeting in accordance with the Interim Order and applicable Law;

>	the Newmont Resolutions having been approved at the Newmont Meeting in accordance with applicable Law;

>

the Final Order having been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Newmont and Goldcorp, acting reasonably, and not having been set aside or modified in a manner unacceptable to either Goldcorp or Newmont, each acting reasonably, on appeal or otherwise;

>

no Governmental Entity having enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

>	the Consideration Shares to be issued pursuant to the Arrangement having been approved for listing on the NYSE, subject to customary conditions;

>	the receipt of all of the Key Regulatory Approvals; and

>	the Consideration Shares and Replacement RSUs to be issued pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

See “Transaction Agreements – The Arrangement Agreement – Conditions”.

When does Goldcorp expect the Arrangement to become effective?

The Arrangement is expected to close in the second quarter of 2019. Closing is conditional on Goldcorp Shareholders approving the Arrangement Resolution and the satisfaction of other closing conditions, including the approval by Newmont Stockholders of the Newmont Resolutions and certain regulatory approvals. See “Transaction Agreements – The Arrangement Agreement – Conditions”.

What will happen to Goldcorp if the Arrangement is completed?

If the Arrangement is completed, Newmont will acquire all of the Goldcorp Shares and Goldcorp will become a wholly-owned subsidiary of Newmont. Newmont intends to have the Goldcorp Shares delisted from the TSX and NYSE as promptly as possible following completion of the Arrangement. In addition, subject to applicable Laws, Newmont will apply to have Goldcorp cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Goldcorp’s reporting obligations in Canada and the United States following completion of the Arrangement.

Who will be the directors of Newmont Goldcorp following completion of the Arrangement?

Newmont has covenanted with Goldcorp that it will take all actions necessary to ensure that, as of the Effective Time, two-thirds of the members of the Newmont Goldcorp Board will be existing members of the Newmont Board and one-third of the members of the Newmont Goldcorp Board will be existing members of the Goldcorp Board. The directors of the Newmont Goldcorp Board are expected to include Gregory Boyce, Bruce Brook, J. Kofi Bucknor, Noreen Doyle, Gary Goldberg, Veronica Hagen, Sheri Hickok, René Médori, Jane Nelson and Julio Quintana from the current Newmont Board and Cristina Bitar, Beverley Briscoe, Matthew Coon Come, Charles (Charlie) Sartain and Ian W. Telfer from the current Goldcorp Board. See “Transaction Agreements – The Arrangement Agreement – Covenants – Name Change and Corporate Governance.

Who will be the executive officers of Newmont Goldcorp, following completion of the Arrangement?

As part of a planned and orderly leadership succession process, Gary Goldberg, Chief Executive Officer of Newmont, and the Newmont Board have been engaged in discussions anticipating a Chief Executive Officer succession in early 2019. To ensure a smooth and successful combination, Mr. Goldberg has agreed to lead Newmont Goldcorp through closure of the transaction and integration of the two companies. Newmont expects this process to be substantially completed in the fourth quarter of 2019, when Mr. Goldberg plans to retire and Thomas Palmer, Newmont’s President and Chief Operating Officer, will become President and Chief Executive Officer of the combined company. In addition, Rob Atkinson will be appointed to the role of EVP and Chief Operating Officer of Newmont, effective June 1, 2019. Nancy Buese is expected to continue in the role of EVP and Chief Financial Officer of Newmont and Randy Engel is expected to continue in the role of EVP, Strategic Development of Newmont.

See “Transaction Agreements – The Arrangement Agreement – Covenants – Name Change and Corporate Governance”.

Are there any risks I should consider in connection with the Arrangement?

Yes. There are a number of risk factors relating to Newmont’s business and operations, the Arrangement and Newmont Goldcorp’s business and operations, all of which should be carefully considered. Risk factors relating to the Arrangement and the business of Newmont Goldcorp include (among other things) the following:

>	the Arrangement is subject to satisfaction or waiver of several conditions;

>	Goldcorp and Newmont will incur substantial transaction fees and costs in connection with the proposed Arrangement;

>

because the market price of the Newmont Shares and the Goldcorp Shares will fluctuate and the Exchange Ratio for the Share Consideration is fixed, Goldcorp Shareholders cannot be certain of the market value of the Newmont Shares they will receive for their Goldcorp Shares under the Arrangement;

>	the Goldcorp Termination Fee may be payable by Goldcorp;

>	Newmont and Goldcorp may be the targets of legal claims, securities class action, derivative lawsuits and other claims;

>	the integration of Goldcorp by Newmont may not occur as planned;

>	the management team of Newmont Goldcorp may not be successful in implementing the proposed business strategy; and

>

the unaudited pro forma consolidated financial information of Goldcorp and Newmont is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Newmont Goldcorp following completion of the Arrangement.

See “Risk Factors”.

What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and Goldcorp will continue to operate independently. In certain circumstances, Goldcorp will be required to pay to Newmont a termination payment of US$350 million in connection with such termination, or Newmont will be required to pay to Goldcorp a termination payment of US$650 million in connection with such termination. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Goldcorp Shares may be materially adversely affected and Goldcorp’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Goldcorp would remain liable for costs relating to the Arrangement. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors – Risk Factors Relating to the Arrangement”.

What are the Canadian federal income tax consequences of the Arrangement?

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Goldcorp Shareholder, see “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Goldcorp Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

What are the U.S. federal income tax consequences of the Arrangement?

For a summary of certain of the material U.S. federal income tax consequences of the Arrangement applicable to a U.S. Holder and a non-U.S. Holder, see “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Goldcorp Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Are Goldcorp Shareholders entitled to Dissent Rights?

Yes. Under the Interim Order, Registered Goldcorp Shareholders are entitled to dissent in respect of the Arrangement Resolution provided that they follow the procedures specified in section 185 of the

OBCA, as modified by the Interim Order and the Plan of Arrangement. Beneficial Goldcorp Shareholders who wish to dissent should be aware that only Registered Goldcorp Shareholders are entitled to Dissent Rights. Accordingly, a Beneficial Goldcorp Shareholder desiring to exercise Dissent Rights must make arrangements for the Goldcorp Shares beneficially owned by such Beneficial Goldcorp Shareholder to be registered in the Goldcorp Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Goldcorp or, alternatively, make arrangements for the registered holder of such Goldcorp Shares to dissent on the Beneficial Goldcorp Shareholder’s behalf.

Section 185 of the OBCA is reproduced in its entirety in Schedule “H” to this Circular. Set out in Schedule “G” is a summary of the dissent procedures and the provisions of the OBCA as modified by the Plan of Arrangement and the Interim Order. It is recommended that any Registered Goldcorp Shareholder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Who can I contact if I have additional questions?

If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Goldcorp’s strategic shareholder advisor and proxy solicitation agent, Kingsdale, at 1.800.775.4067 toll free in North America, or call collect outside North America at +1.416.867.2272 or by e-mail at contactus@kingsdaleadvisors.com.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Special Meeting, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders.

affiliate	An “affiliate” within the meaning given to such term in NI 45-106.

Ahafo Report	See definition under “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

allowable capital loss	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Amending Agreement	The first amendment to the Arrangement Agreement dated as of February 19, 2019 between Newmont and Goldcorp, with respect to the Arrangement, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

Announcement Date	January 14, 2019, being the date that Newmont and Goldcorp announced the entering into of the Arrangement Agreement.

Antitrust Laws	All Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

ARC	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Arrangement	The arrangement of Goldcorp under section 182 of the OBCA on the terms and conditions set out in the Plan of Arrangement, subject to any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Newmont and Goldcorp, each acting reasonably.

Arrangement Agreement	The arrangement agreement dated as of January 14, 2019 between Newmont and Goldcorp, as amended by the Amending Agreement, with respect to the Arrangement, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

Arrangement Resolution	The special resolution of Goldcorp Shareholders to approve the Arrangement and the Plan of Arrangement which is to be considered at the Goldcorp Meeting substantially in the form of Schedule “A” hereto.

Articles of Arrangement	The articles of arrangement to be filed in accordance with the OBCA evidencing the Arrangement.

AST	AST Trust Company (Canada), Goldcorp’s transfer agent.

Authorization	With respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person.

Authorized Capital Resolution	The resolution of Newmont Stockholders amending Newmont’s Restated Certificate of Incorporation to increase the authorized shares of Newmont Shares to 1,280,000,000 Newmont Shares.

Beneficial Goldcorp Shareholders	A non-registered holder of Goldcorp Shares.

Boddington Report	See definition under “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

BofA Merrill Lynch	Merrill Lynch Canada Inc., financial advisor to Goldcorp.

BofA Merrill Lynch Fairness Opinion	The written opinion of BofA Merrill Lynch to the Goldcorp Board, dated January 13, 2019, a copy of which is attached to this Circular at Schedule “D”.

Broadridge	Broadridge Financial Services, Inc.

Business Day	Any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario, the Province of British Columbia or in the State of New York.

Canadian Securities Authorities	The securities commission or other securities regulatory authority of each province and territory of Canada.

Canadian Securities Laws	The Securities Act, together with all other applicable securities Laws, rules and regulations and published policies under the securities Laws of any other province or territory of Canada.

Carlin Report	See definition under “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

Cash Consideration	For each Goldcorp Share, US$0.02 in cash.

Cassels Brock	Cassels Brock & Blackwell LLP, Goldcorp’s legal counsel.

Cerro Negro Report	The technical report entitled “Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report” dated effective December 31, 2015 and prepared by Andrew Tripp, P.E., Dr. Sally Goodman, P. Geo., Dr. Guillermo Pareja, P. Geo., and Kevin Murray, P. Eng., each of whom is a Qualified Person.

Chairman	Chairman of the Goldcorp Board.

CIM	Canadian Institute of Mining Metallurgy and Petroleum.

CIM Definition Standards	See definition under “General Information – Cautionary Note to Goldcorp Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resource”.

Circular	This management information circular dated March 4, 2019, together with all schedules, appendices and exhibits hereto, and information incorporated by reference, distributed by Goldcorp in connection with the Goldcorp Meeting.

Closing	Closing of the Arrangement.

Closing VWAP	The volume weighted average price of a Newmont Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg.

Code	The U.S. Internal Revenue Code of 1986.

Commissioner	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Competition Act	The Competition Act (Canada) and the regulations promulgated thereunder.

Competition Act Approval	That, in connection with the transactions contemplated by the Arrangement Agreement, either (i) the (a) applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (b) the Commissioner shall have issued a written confirmation that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement; or (ii) the Commissioner shall have issued an ARC under section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

Competition Challenge	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Competition Tribunal	The tribunal established under the Competition Tribunal Act (Canada).

Confidentiality Agreement	The confidentiality agreement between Newmont and Goldcorp dated December 14, 2018.

Consideration	For each Goldcorp Share, (a) the Share Consideration, plus (b) the Cash Consideration.

Consideration Shares	The Newmont Shares to be issued as Consideration pursuant to the Arrangement.

Contract	Any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

Court	The Ontario Superior Court of Justice (Commercial List).

CRA	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

Depositary	Computershare Trust Company, N.A., in its capacity as depositary for the Arrangement.

DGCL	General Corporation Law of the State of Delaware.

Director	The Director appointed pursuant to section 278 of the OBCA.

Dissenting Goldcorp Shareholders	A Registered Goldcorp Shareholder who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Goldcorp Shares in respect of which Dissent Rights are validly exercised by such Goldcorp Shareholder.

Dissent Notice	See definition under “Schedule “G” – Dissent Procedures”.

Dissent Rights	The rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

Dissent Shares	The Goldcorp Shares held by a Dissenting Goldcorp Shareholder and in respect of which the Dissenting Goldcorp Shareholder has validly exercised the Dissent Rights.

DRS	Direct Registration System.

DRS Statement	A statement issued by a transfer agent evidencing the securities held by a securityholder in book-based form in lieu of a physical share certificate.

EDGAR	The Electronic Document Gathering and Retrieval System of the SEC.

Effective Date	The date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

Effective Time	12:01 a.m. (Toronto time) on the Effective Date, or such other time as Goldcorp and Newmont may agree upon in writing.

Éléonore Report	The technical report entitled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” dated effective November 30, 2018 and prepared by Dr. Anne Charland, P. Geo., Martin Perron, P. Eng., Adrienne Rispoli, P. Eng., Martin Bussières, P. Eng. and Sophie Bergeron, P. Eng., each of whom is a Qualified Person.

Eligible Institution	A Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

Equity Award Exchange Ratio	The sum of (a) the Exchange Ratio and (b) a fraction of a Newmont Share equal to the quotient (rounded to the nearest four decimal places) obtained by dividing (i) the Cash Consideration, by (ii) the Closing VWAP.

EVP	Executive Vice President.

Exchange Ratio	For each Goldcorp Share, 0.3280 of a Newmont Share.

Exclusivity Agreement	The exclusivity agreement between Goldcorp and Newmont dated December 16, 2018.

FATCA	See definition under “Certain Federal Income Tax Consideration – Certain U.S. Federal Income Tax Considerations – Additional Considerations Relevant to Non-U.S. Holders of Newmont Shares – Foreign Account Tax Compliance Act”.

Final Order	The final order of the Court pursuant to section 182 of the OBCA, in form and substance acceptable to Newmont and Goldcorp, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Newmont and Goldcorp, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Newmont and Goldcorp, each acting reasonably).

Fort Capital	Fort Capital Partners, independent financial advisor to the Goldcorp Special Committee.

Fort Capital Fairness Opinion	The written opinion of Fort Capital to the Goldcorp Special Committee, dated January 13, 2019, a copy of which is attached to this Circular at Schedule “C”.

GAAP	Generally accepted accounting principles.

Goldcorp	Goldcorp Inc., a corporation existing under the Laws of the Province of Ontario.

Goldcorp Acquisition Proposal	Other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Goldcorp and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons (other than Newmont or any affiliate of Newmont), whether or not in writing and whether or not delivered to Goldcorp Shareholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Goldcorp and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Goldcorp and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Goldcorp and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Goldcorp), or (ii) 20% or more of any voting or equity securities of Goldcorp or 20% or more of any voting or equity securities of any one or more of any of Goldcorp’s

Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Goldcorp and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Goldcorp); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Goldcorp; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Goldcorp or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Goldcorp and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Goldcorp and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Goldcorp), or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to Newmont of the Arrangement.

Goldcorp AIF	The Goldcorp annual information form dated March 23, 2018 for the financial year ended December 31, 2017.

Goldcorp Board	The board of directors of Goldcorp as the same is constituted from time to time.

Goldcorp Board Recommendation	The unanimous recommendation of the Goldcorp Board in this Circular to Goldcorp Shareholders that they vote in favour of the Arrangement Resolution.

Goldcorp Change in Recommendation	Where Goldcorp, its Subsidiaries and their respective directors, officers, employees or other Representatives, as applicable, (a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Newmont or fails to publicly reaffirm (without qualification) the Goldcorp Board Recommendation, or its recommendation of the Arrangement within five Business Days (and in any case prior to the Goldcorp Meeting) after having been requested in writing by Newmont to do so (acting reasonably), or (b) accept, approve, endorse or recommend a Goldcorp Acquisition Proposal (or publicly propose to do so), or (c) takes no position or a neutral position with respect to a Goldcorp Acquisition Proposal for more than five Business Days after the public announcement of such Goldcorp Acquisition Proposal; or (d) resolve or propose to take any of the foregoing actions.

Goldcorp Change of Control Agreements	See definition under “Regulatory Matters and Approvals – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”.

Goldcorp Fairness Opinions	Collectively, the BofA Merrill Lynch Fairness Opinion, the TD Securities Fairness Opinion and the Fort Capital Fairness Opinion.

Goldcorp Locked-up Shareholders	The directors of Goldcorp and each of the following officers of Goldcorp: the President and Chief Executive Officer; the EVP, Chief Financial Officer and Corporate Development; the EVP and Chief Operating Officer; the EVP, Corporate Affairs and Sustainability; and the EVP, General Counsel.

Goldcorp Material Adverse Effect	A Material Adverse Effect in relation to Goldcorp.

Goldcorp Meeting	Special meeting of Goldcorp, to be held on April 4, 2019 or such later date to which the meeting may be adjourned or postponed, in accordance with the Interim Order to consider the Arrangement Resolution.

Goldcorp Option Plan	The amended and restated 2005 Goldcorp Stock Option Plan, last amended April 28, 2016.

Goldcorp Options	Options to purchase Goldcorp Shares granted under the Goldcorp Option Plan and options to purchase Goldcorp Shares granted under the stock option plan of Exeter Resources Corporation.

Goldcorp Phantom RSU Plan	The Goldcorp phantom restricted share unit plan dated January 22, 2013 and last amended February 12, 2014.

Goldcorp Phantom RSUs	Phantom restricted share units issued under the Goldcorp Phantom RSU Plan.

Goldcorp Projections	See definition under “Risk Factors – Risk Factors Relating to the Arrangement”.

Goldcorp PSU Plan	The Goldcorp performance share unit plan, amended effective July 28, 2010, and last amended February 14, 2018.

Goldcorp PSUs	Performance share units issued under the Goldcorp PSU Plan.

Goldcorp RSU Plan	The Goldcorp restricted share unit plan, amended effective May 20, 2008, and last amended April 28, 2016.

Goldcorp RSUs	Restricted share units issued under the Goldcorp RSU Plan.

Goldcorp Securities	Collectively, the Goldcorp Shares, Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs.

Goldcorp Securityholder	Holder of one or more Goldcorp Securities.

Goldcorp SERP	See definition under “Regulatory Matters and Approvals – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”.

Goldcorp Share Exchange	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Exchange of Goldcorp Shares for the Consideration”.

Goldcorp Shares	Common shares in the authorized capital of Goldcorp.

Goldcorp Shareholder	Holder of one or more Goldcorp Shares.

Goldcorp Shareholder Approval	The approval of the Arrangement Resolution by at least two-thirds of the votes cast by the Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting.

Goldcorp Special Committee	The special committee of independent members of the Goldcorp Board formed in relation to the proposal to effect the transactions contemplated by the Arrangement Agreement.

Goldcorp Superior Proposal	An unsolicited bona fide written Goldcorp Acquisition Proposal from a Person or Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Goldcorp, that is not obtained in violation of the Arrangement Agreement, or any agreement between the Person making such Superior Proposal and Goldcorp, to acquire 100% of the outstanding Goldcorp Shares (other than Goldcorp Shares beneficially owned by the Person or Persons making such Goldcorp Superior Proposal) or all or substantially all of the assets of Goldcorp and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such Goldcorp Acquisition Proposal has been demonstrated to be available to the satisfaction of the Goldcorp Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Goldcorp Acquisition Proposal and the Person making such Goldcorp Acquisition Proposal; and (d) in respect of which the Goldcorp Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Goldcorp Acquisition Proposal and all factors and matters considered appropriate in good faith by the Goldcorp Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to Goldcorp Shareholders, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Newmont pursuant to section 5.8(h) of the Arrangement Agreement).

Goldcorp Termination Fee	The amount of US$350 million.

Goldcorp U.S. Securityholder	A Goldcorp Securityholder in the United States.

Goldcorp Voting Agreements	The voting agreements dated January 14, 2019 and made between Newmont and the Goldcorp Locked-up Shareholders setting forth the terms and conditions on which the Goldcorp Locked-Up Shareholders have agreed to vote their Goldcorp Shares in favour of the Arrangement Resolution.

Governmental Entity	Any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) stock exchange, including the TSX and NYSE; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

Holder	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

IASB	International Accounting Standards Board.

IFRS	International Financial Reporting Standards as issued by the IASB, as the same may be amended, supplemented or replaced from time to time.

Indemnifiable Person	See definition under “Schedule “I” – Comparison of Ontario and Delaware Law – Indemnification of Officers and Directors”.

Industry Guide 7	See definition under “General Information – Cautionary Note to Goldcorp Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resource”.

Interim Order	The order made after the application to the Court pursuant to subsection 182 of the OBCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under section 3(a)(10) thereof with respect to the Newmont Shares and Replacement RSUs issued pursuant to the Arrangement, in form and substance acceptable to Newmont and Goldcorp, each acting reasonably, providing for, among other things, the calling and holding of the Goldcorp Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Newmont and Goldcorp, each acting reasonably.

Intermediary	A registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in NI 54-101 of the Canadian Securities Administrators, as amended) that holds securities on behalf of a Person who is not the registered holder thereof.

Investment Canada Act	The Investment Canada Act (Canada) and the regulations promulgated thereunder.

Investment Canada Act Approval	The responsible Minister under the Investment Canada Act shall have sent a notice stating that such Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or such Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada.

IRS	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

Key Regulatory Approvals	Competition Act Approval, Investment Canada Act Approval and the other regulatory approvals described in Schedule D to the Arrangement Agreement.

Kingsdale	Kingsdale Partners L.P., operating as Kingsdale Advisors, Goldcorp’s strategic shareholder advisor and proxy solicitation agent.

Law or Laws	All laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities.

Letter of Transmittal	The letter of transmittal for use by Registered Goldcorp Shareholders.

Liens	Any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

Material Adverse Effect

In relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a) any change or development generally affecting the gold mining, silver mining or copper mining industries;

(b) any change or development in political conditions in Canada, the United States, other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)  any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United States, other states or countries in which such Party has material operations or globally;

(d) any change (on a current or forward basis) in the price of gold, silver or copper;

(e) any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)   any change in IFRS or U.S. GAAP, as applicable, or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g) the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated therein (provided that this clause (g) shall not apply to any representation or warranty in the Arrangement Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated therein);

(h) compliance with the terms of, or the taking of any actions expressly required by, the Arrangement Agreement;

(i)   any actions taken which Newmont or Goldcorp, as applicable, has requested in writing;

(j)   any failure by a Party to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(k)  any Proceedings made or brought by any of the current or former shareholders or stockholders of such Party (on their own behalf or on behalf of such Party) against Newmont, Goldcorp or any of their directors or officers, arising out of the Arrangement Agreement or the transactions contemplated thereby; or

(l)   any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (k), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade;

except, however to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e) or (f) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates.

MD&A	Management’s discussion and analysis.

Merian Report	See definition under “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

MI 61-101	Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Minister	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Investment Canada Act Approval”.

NCIB	See definition under “Schedule “J” – Information Concerning Goldcorp – Recent Developments”.

Newmont	Newmont Mining Corporation, a corporation existing under the Laws of the State of Delaware.

Newmont Acquisition Proposal	Other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Newmont and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons (other than Goldcorp or any affiliate of Goldcorp), whether or not in writing and whether or not delivered to Newmont Stockholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Newmont and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Newmont and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Newmont and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Newmont), or (ii) 20% or more of any voting or equity securities of Newmont or 20% or more of any voting or equity securities of any one or more of any of Newmont’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Newmont and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Newmont); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Newmont; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Newmont or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Newmont and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Newmont and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Newmont); or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

Newmont Annual Report	The Form 10-K annual report of Newmont filed February 21, 2019 for the period ending December 31, 2018.

Newmont Board	The board of directors of Newmont as the same is constituted from time to time.

Newmont Board Recommendation	The unanimous recommendation of the Newmont Board in the Newmont Proxy Statement to Newmont Stockholders that they vote in favour of the Newmont Resolutions.

Newmont Change in Recommendation	Where Newmont, its Subsidiaries and their respective directors, officers, employees or other Representatives, as applicable, (a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Goldcorp or fails to publicly reaffirm (without qualification) the Newmont Board Recommendation within five Business Days (and in any case prior to the Newmont Meeting) after having been requested in writing by Goldcorp to do so (acting reasonably), or (b) accept, approve, endorse or recommend a Newmont Acquisition Proposal (or publicly proposes to do so), or (c) takes no position or a neutral position with respect to a Newmont Acquisition Proposal for more than five Business Days after the public announcement of such Newmont Acquisition Proposal; or (d) resolve or propose to take any of the foregoing actions.

Newmont Excess Shares	Has the meaning ascribed thereto in the Plan of Arrangement. See “Schedule “B” – Plan of Arrangement”.

Newmont Goldcorp	Newmont following completion of the Arrangement.

Newmont Goldcorp Board	The board of directors of Newmont Goldcorp as the same is constituted from time to time.

Newmont Incentive Plan	Newmont’s 2013 Stock Incentive Plan.

Newmont Locked-up Shareholders	The directors of Newmont and each of the following officers of Newmont: Chief Executive Officer; President and Chief Operating Officer; EVP and Chief Financial Officer; EVP, Sustainability and External Relations; EVP, Strategic Development; EVP and General Counsel; EVP and Chief Technology Officer; EVP, Human Resources; and SVP, Exploration.

Newmont Material Adverse Effect	A Material Adverse Effect in relation to Newmont.

Newmont Meeting	The special meeting of Newmont Stockholders, including any adjournment or postponement thereof, to be called and held to consider the Newmont Resolutions.

Newmont Preferred Shares	Shares of preferred stock in the authorized capital of Newmont.

Newmont Projections	See definition under “Risk Factors – Risk Factors Relating to the Arrangement”.

Newmont Proxy Statement	The proxy statement, including all schedules, appendices and exhibits thereto and enclosed therewith, to be sent to Newmont Stockholders in connection with the Newmont Meeting, as amended, supplemented or otherwise modified from time to time.

Newmont Resolutions	Collectively, (i) the Authorized Capital Resolution and (ii) the Share Issuance Resolution.

Newmont RSUs	A restricted stock unit issued under the Newmont Incentive Plan.

Newmont Shares	Shares of common stock, par value US$1.60 per share, in the authorized share capital of Newmont.

Newmont Stockholder	Holder of one or more Newmont Shares.

Newmont Stockholder Approval	The approval of (i) the Authorized Capital Resolution by the holders of a majority of the outstanding Newmont Shares as of the record date for the Newmont Meeting; and (ii) the Share Issuance Resolution by holders of a majority of the votes properly cast on the Share Issuance Resolution at the Newmont Meeting.

Newmont Superior Proposal	An unsolicited bona fide written Newmont Acquisition Proposal from a Person or Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Newmont, that is not obtained in violation of the Arrangement Agreement, or any agreement between the Person making such Superior Proposal and Newmont, to acquire 100% of the outstanding Newmont Shares (other than Newmont Shares beneficially owned by the Person or Persons making such Newmont Superior Proposal) or all or substantially all of the assets of Goldcorp and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such Newmont Acquisition Proposal has been demonstrated to be available to the satisfaction of the Newmont Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Newmont Acquisition Proposal and the Person making such Newmont Acquisition Proposal; and (d) in respect of which the Newmont Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Newmont Acquisition Proposal and all factors and matters considered appropriate in good faith by the Newmont Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to Newmont Stockholders, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Goldcorp pursuant to section 5.9(h) of the Arrangement Agreement).

Newmont Termination Fee	The amount of US$650 million.

Newmont Voting Agreements	The voting agreements dated January 14, 2019 and made between Goldcorp and the Newmont Locked-up Shareholders setting forth the terms and conditions on which the Newmont Locked-Up Shareholders have agreed to vote their Newmont Shares in favour of the Newmont Resolutions.

NGO	Non-governmental organization.

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

NI 44-101	National Instrument 44-101 – Short Form Prospectus Distributions.

NI 45-102	National Instrument 45-102 – Resale of Securities.

NI 45-106	National Instrument 45-106 – Prospectus Exemptions.

NI 52-110	National Instrument 52-110 – Audit Committees.

NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

NI 71-101	National Instrument 71-101 – The Multijurisdictional Disclosure System.

No-Action Letter	A letter or other notification in writing from the Commissioner to Newmont or Goldcorp, or any of their affiliates as the case may be, that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of any of the transactions contemplated by the Arrangement Agreement, such letter or other written notification having not been modified or withdrawn prior to the Effective Time.

Non-Resident Dissenter	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

Non-Resident Holder	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

non-U.S. Holder	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – Scope of Disclosure – Non-U.S. Holders”.

Notice of Special Meeting	The notice to the Goldcorp Shareholders which accompanies this Circular.

Notifiable Transactions	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Notification	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

NYSE	The New York Stock Exchange.

OBCA	The Business Corporations Act (Ontario) and the regulations promulgated thereunder.

offer to pay	See definition under “Schedule “G” – Dissent Procedures”.

Order	All judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

ordinary course of business or ordinary course of business consistent with past practice	With respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

Osler	Osler, Hoskin & Harcourt LLP, legal advisor to the Goldcorp Special Committee.

Outside Date	July 31, 2019 or such later date as may be agreed to in writing by the Parties provided that if the Effective Date has not occurred by July 31, 2019 as a result of the failure to satisfy the condition set forth in section 6.1(f) of the Arrangement Agreement, then either Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 60 days from July 31, 2019; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach by such Party of its representations and warranties set forth in the Arrangement Agreement or such Party’s failure to comply with its covenants therein.

Parties	Newmont and Goldcorp, and “Party” means either one of them, as the context requires.

Party A	See definition under “The Arrangement – Background to the Arrangement”.

payment demand	See definition under “Schedule “G” – Dissent Procedures”.

PCAOB	Public Company Accounting Oversight Board (United States).

Peñasquito Report	The technical report entitled “Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report” dated effective June 30, 2018 and prepared by Dr. Guillermo Pareja, P. Geo., Victor Vdovin, P. Eng. and Peter Lind, P. Eng., each of whom is a Qualified Person.

Person	Includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (include Governmental Entity) or any other entity, whether or not having legal status.

PFIC	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Passive Foreign Investment Company Rules”.

Plan Holder	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

Plan of Arrangement	The plan of arrangement of Goldcorp, substantially in the form attached as Schedule “B” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order.

Pre-Acquisition Reorganization	See definition under “Transaction Agreements – The Arrangement Agreement – Covenants – Pre-Acquisition Reorganization”.

Proceeding	Any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

Projections	See definition under “Risk Factors – Risk Factors Relating to the Arrangement”.

Proposal	See definition under “The Arrangement – Background to the Arrangement”.

Proposed Amendments	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

Proposed Regulations	See definition under “Certain Federal Income Tax Consideration – Certain U.S. Federal Income Tax Considerations – Additional Considerations Relevant to Non-U.S. Holders of Newmont Shares – Foreign Account Tax Compliance Act”.

Pueblo Viejo Report	The technical report entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramierz Province, Dominican Republic, NI 43-101 Technical Report” dated effective March 19, 2018 and prepared by Rosmery Cardenas, P. Eng., Hugo Miranda, MBA, CHMC (RM), and Holger Krutzelmann, P. Eng., each of whom is a Qualified Person.

QEF	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Passive Foreign Investment Company Rules”.

Qualified Person	A “qualified person” within the meaning given to such term in NI 43-101.

Record Date	February 22, 2019.

Red Lake Report	The technical report entitled “Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report” dated effective December 31, 2018 and prepared by Brad Armstrong, P. Eng., Maura Kolb, P. Geo., and Nuri Hmidi, P. Eng., each of whom is a Qualified Person.

Registered Goldcorp Shareholders	The Persons whose names appear on the register of Goldcorp as the owners of Goldcorp Shares.

Registered Plans	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

Regulations	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

Regulatory Approvals	Those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated by the Arrangement Agreement, including the Key Regulatory Approvals.

Replacement RSUs	The Newmont RSUs issued in replacement of Goldcorp RSUs under and on the basis set forth in the Plan of Arrangement.

Representatives	With respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants.

Resident Dissenter	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

Resident Holder	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

Reviewable Transaction	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Investment Canada Act Approval”.

Rule 144	Rule 144 under the U.S. Securities Act.

S&P 500	Standard and Poor’s 500 Index.

Sarbanes Oxley	The U.S. Sarbanes-Oxley Act of 2002.

SEC	The United States Securities and Exchange Commission.

Securities Act	The Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

Securities Laws	Canadian Securities Laws and U.S. Securities Laws, in each case as now in effect and as they may be promulgated or amended from time to time.

SEDAR	The System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

SVP	Senior Vice President.

Share Consideration	A fraction of a Newmont Share equal to the Exchange Ratio.

Share Issuance Resolution	An ordinary resolution of Newmont Stockholders approving the issuance of Newmont Shares pursuant to the Arrangement.

Subsidiary	A “subsidiary” within the meaning given to such term in NI 45-106, in force as of the date of the Arrangement Agreement.

Supplementary Information Request	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Tanami Report	See definition under “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

Tax or Taxes	Any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

Tax Act	The Income Tax Act (Canada).

taxable capital gain	See definition under “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

TD Securities Fairness Opinion	The written opinion of TD Securities to the Goldcorp Board, dated January 13, 2019 a copy of which is attached to this Circular at Schedule “E”.

TD Securities	TD Securities Inc., financial advisor to Goldcorp.

TSX	Toronto Stock Exchange.

U.S. or United States	United States of America, its territories and possessions.

U.S. Exchange Act	The U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

U.S. GAAP	Generally accepted accounting principles in the United States of America in effect from time to time.

U.S. Holder	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – Scope of Disclosure – U.S. Holders”.

U.S. related Person	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – Additional Considerations Relevant to Non-U.S. Holders for Newmont Shares – Information Reporting and Backup Withholding Tax”.

U.S. Securities Act	The U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

U.S. Securities Laws	The U.S. Securities Act, the U.S. Exchange Act, and all other federal and state securities Laws, rules, regulations and orders promulgated thereunder, in each case as now in effect and as they may be promulgated or amended from time to time.

U.S. Treasury Regulations	The income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

USRPHC	See definition under “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences to Non-U.S. Holders Related to the Ownership and Disposition of Newmont Shares – Gain on Sale or Other Disposition of Newmont Shares”.

Voting Agreements	Collectively, the Newmont Voting Agreements and the Goldcorp Voting Agreements.

Waiver	See definition under “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Goldcorp for use at the Goldcorp Meeting and any adjournment(s) or postponement(s) thereof.

No Person has been authorized to give any information or to make any representations in connection with the Arrangement and the other matters discussed in this Circular other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Goldcorp and should not be relied upon.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation.

Date of Information

Unless otherwise indicated, information in this Circular is as of March 4, 2019.

Goldcorp Share Information

The Goldcorp Shares are traded on the TSX under the symbol “G” and on the NYSE under the symbol “GG”. There were 868,668,443 Goldcorp Shares outstanding at the close of business on March 4, 2019.

Owners of 10% or more Goldcorp Shares

To the knowledge of Goldcorp’s directors and executive officers, no Person or company owns or controls 10% or more of the Goldcorp Shares.

Additional Documents & Information about Goldcorp

We file an annual report and an annual information form with the Canadian Securities Authorities. We also file an annual report on Form 40-F with the SEC. In addition, Goldcorp’s financial information is provided in Goldcorp’s audited annual consolidated financial statements and MD&A for the year ended December 31, 2018. We will provide you with, free of charge, a copy of Goldcorp’s annual report, which includes Goldcorp’s audited annual consolidated financial statements and MD&A, Goldcorp’s annual information form and/or this Circular on request. Please submit your request by:

1-800-567-6223 (Investor Line)

info@goldcorp.com

Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary

You can also get copies of any document required to be filed by Goldcorp in Canada or in the United States, as well as additional information about Goldcorp, by:

>	Accessing Goldcorp’s public filings on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
>	Going to “Reports and Filings” on Goldcorp’s Investors page at www.goldcorp.com.

Information contained on Goldcorp’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Goldcorp Shareholders for the purpose of determining whether to approve the Arrangement Resolution.

Information Concerning Newmont

Except as otherwise indicated, the information concerning Newmont contained in this Circular is based solely on information provided to Goldcorp by Newmont or upon publicly available information. With respect to this information, Goldcorp has relied exclusively on Newmont, without independent verification by Goldcorp. Although Goldcorp has no knowledge that would indicate that any such information concerning Newmont is untrue or incomplete, neither Goldcorp nor any of its directors or officers assume any responsibility for the accuracy or completeness of such information, nor for any failure of Newmont to disclose events which may have occurred or which may affect the completeness or accuracy of any such information but which are unknown to them. Goldcorp has no knowledge of any material information concerning Newmont that has not been generally disclosed. See also “Risk Factors”.

Non-GAAP Financial Performance Measures

This Circular and the documents incorporated by reference present certain measures, including “total cash costs: by-product”, “total cash costs: co-product”, “all-in sustaining costs”, “adjusted operating cash flow”, “adjusted net earnings”, “EBITDA”, “adjusted EBITDA” and “adjusted net debt”, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Goldcorp’s audited annual consolidated financial statements prepared in accordance with IFRS, see “Non-GAAP Financial Performance Measures” in Goldcorp’s MD&A for the year ended December 31, 2018. Goldcorp believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Goldcorp’s MD&A for the year ended December 31, 2018, which is incorporated by reference herein, also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of Goldcorp’s cash costs: byproduct. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, Goldcorp does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.

Third Party Data

Certain comparisons of Newmont Goldcorp post-Arrangement to its peers are based on data obtained from publically available sources, which sources do not have any affiliation to Goldcorp or Newmont.

Neither Goldcorp nor Newmont has the ability to verify the data or figures of the peers and the non-GAAP financial performance measures used may not correspond to the non-GAAP financial performance measures calculated by Goldcorp, Newmont or any of their peers.

Presentation of Financial Information

The unaudited pro forma consolidated financial information included in this Circular are reported in U.S. dollars and have been prepared by Newmont management in accordance with the recognition and measurement principles of U.S. GAAP. The historical financial statements and all other financial information of Goldcorp and Newmont included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS or U.S. GAAP, as the case may be. The financial statements of Goldcorp were audited in accordance with the standards of the PCAOB. The financial statements of Newmont were audited in accordance with the standards of the PCAOB.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited condensed pro forma balance sheet gives effect to the Arrangement as if it had closed on December 31, 2018. The unaudited condensed pro forma statement of operations for the year ended December 31, 2018 gives effect to the Arrangement as if it had closed on January 1, 2018. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Goldcorp and Newmont for the year ended December 31, 2018. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial information of Goldcorp included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Goldcorp and Newmont for the year ended December 31, 2018. The unaudited pro forma consolidated financial information should be read together with: (i) Newmont’s consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Newmont Annual Report and incorporated by reference into this Circular, (ii) Goldcorp’s annual audited consolidated financial statements filed on February 13, 2019 and incorporated by reference into this Circular, and (iii) other information contained in or incorporated by reference into this Circular. Goldcorp’s historical consolidated financial statements were prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Adjustments were made to Goldcorp’s financial statements to convert those from IFRS to U.S. GAAP as well as reclassifications to conform Goldcorp’s historical accounting presentation to Newmont’s accounting presentation. See “Schedule “N” – Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and do not necessarily reflect what Newmont Goldcorp’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of Newmont Goldcorp. The actual financial position and results of operations of Newmont Goldcorp may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Newmont believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial information. The actual adjustments to the consolidated financial statements of Newmont upon closing of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Forward-Looking Information” and “Risk Factors”.

Currency Exchange Rate Information

Canadian dollars are reported as C$ and United States (U.S.) dollars are reported as $ or US$.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

Year ended December 31
	2018	2017	2016

High	C$1.2288	C$1.2128	C$1.2544
Low	C$1.3642	C$1.3743	C$1.4589
Average	C$1.2957	C$1.2986	C$1.3248
Closing	C$1.3642	C$1.2545	C$1.3427

On January 11, 2019, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3259 or C$1.00 = US$0.7542. On March 4, 2019, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3317 or C$1.00 = US$0.7509.

The information above in respect of the year ended December 31, 2016 is based on the noon rates for such period published by the Bank of Canada. The information in respect of periods commencing on or after January 1, 2017 is based on the average daily exchange rates for such period published by the Bank of Canada.

Scientific and Technical Information

All Mineral Reserves and Mineral Resources for Goldcorp have been estimated in accordance with the standards of the CIM and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties of Goldcorp contained in or incorporated by reference in this Circular that are considered to be material mineral properties to Goldcorp are contained in the Goldcorp AIF, other than the information with respect to (i) the Peñasquito gold-silver-lead-zinc mine which is included in Goldcorp’s final short form base shelf prospectus filed on August 16, 2018, and (ii) the Éléonore gold mine and the Red Lake gold mines, which is included in Goldcorp’s material change report filed on March 4, 2019, and the current technical report for each of those properties are available under Goldcorp’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. See “Other Information – Interest of Experts”.

Cautionary Note to Goldcorp Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The Mineral Resource and Mineral Reserve estimates of Goldcorp contained in and incorporated by reference in this Circular have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws and use terms that are not recognized by the SEC. These standards differ significantly from the disclosure requirements of the SEC currently in effect, and Mineral Reserve and Mineral Resource information contained and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies in accordance with the rules and regulations promulgated by the SEC currently in effect.

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are currently governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act.

These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Among other things, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority in order to classify mineralized material as reserves under SEC standards. Accordingly, Mineral Reserve estimates contained in this Circular may not qualify as “reserves” under SEC standards. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. In accordance with NI 43-101, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by NI 43-101, the SEC does not currently recognize them. While those terms are recognized and required by Canadian Securities Laws, Industry Guide 7 does not normally permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC and the terms and disclosures to be permitted by the Modernization of Property Disclosures for Mining Registrants will not be in effect for this transaction. United States readers are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.

In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable or that it will ever be upgraded to a higher category. Likewise, United States readers are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be upgraded to Mineral Reserves. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in or incorporated by reference in this Circular containing descriptions of Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the U.S. Securities Laws.

NOTICE TO GOLDCORP SECURITYHOLDERS IN THE UNITED STATES

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares to be issued to Goldcorp Shareholders in exchange for their Goldcorp Shares and the Replacement RSUs to be issued to holders of Goldcorp RSUs in exchange for their Goldcorp RSUs, each pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state U.S. Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof on the basis of the approval of the Court, and exemptions from registration under applicable state U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on February 22, 2019 and, subject to the approval of the Arrangement by the Goldcorp Shareholders, a hearing on the application for the Final Order will be held on April 8, 2019 at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario, Canada. All Goldcorp Shareholders and holders of Goldcorp RSUs are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof with respect to the Consideration Shares to be received by Goldcorp Shareholders in exchange for their Goldcorp Shares, and the Replacement RSUs to be issued to holders of Goldcorp RSUs in exchange for their Goldcorp RSUs, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Regulatory Matters and Approvals – Court Approvals”.

Goldcorp is incorporated under the Laws of the Province of Ontario and is a “foreign private issuer” as defined under Rule 3b-4 of the U.S. Exchange Act. The solicitations of proxies for the Goldcorp Meeting are not subject to the requirements of sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Goldcorp Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations of Goldcorp contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Goldcorp were prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “General Information — Presentation of Financial Information”.

The financial statements of Goldcorp for the years ended December 31, 2018 and 2017 are subject to audit under the auditing standards of the PCAOB. Goldcorp’s auditors are required to be independent with respect to Goldcorp within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB. The Newmont financial statements are subject to audit under the auditing standards of the PCAOB. Newmont’s auditors are required to be independent with respect to Newmont in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

Goldcorp Securityholders (including holders of Goldcorp RSUs, as applicable) should be aware that the acquisition of the Consideration pursuant to the Arrangement described herein may have tax consequences to them under the tax Laws of the United States, Canada or another taxing jurisdiction. Goldcorp Securityholders are advised to review the summaries contained in this Circular under the heading “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations”, respectively, and are urged to consult their own tax advisors regarding the tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Consideration Shares to be issued to Goldcorp Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal Securities Laws, except by Persons who are affiliates (as defined in Rule 144) of Newmont after the Effective Date, or were affiliates of Newmont within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer (as defined in Rule 144) include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal stockholders of the issuer. Any resale of such Newmont Shares or Newmont Shares received following the exercise of Goldcorp Options or Replacement RSUs by such an affiliate or former affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an available exemption therefrom. See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

The exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the exemption set forth in the section 3(a)(10). As a result, the Newmont Shares issuable upon exercise of the Replacement RSUs may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof, and the Replacement RSUs may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. In addition, Newmont Shares may not be issued upon exercise of Goldcorp Options unless such issuance is pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. However, Newmont has agreed under the Arrangement Agreement to (i) use its reasonable best efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Newmont Shares issuable upon the exercise of the Goldcorp Options (whether vested or unvested) and the Replacement RSUs issuable pursuant to the Arrangement and (ii) to the extent necessary on or as promptly as practicable following the Effective Date, register the Newmont Shares issuable upon exercise of such Goldcorp Options and Replacement RSUs on one or more registration statements on Form S-8 under the U.S. Securities Act. As a result of such registration under the U.S. Securities Act, Newmont Shares received upon exercise of the Goldcorp Options and Replacement RSUs after filing of the registration statement on Form S-8 by holders in the United States or who are U.S. Persons, as applicable, will be freely transferable by holders that are not, and have not been for the preceding 90 days, affiliates of Newmont, as such term is defined in Rule 144. See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

The enforcement by shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Goldcorp is incorporated or organized outside the United States, that some or all of its directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of its assets and such Persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Goldcorp Shareholders to effect service of process within the United States upon Goldcorp, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, U.S. Goldcorp Shareholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under U.S. Securities Laws; or (ii) would enforce, in an original action, liabilities against such Persons predicated upon civil liabilities under U.S. Securities Laws.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Goldcorp or Newmont.

See also “General Information – Non-GAAP Financial Performance Measures”, “General Information – Presentation of Financial Information”, “General Information – Pro Forma Financial Information”, “General Information – Currency Exchange Rate Information”, “General Information – Scientific and Technical Information”, “General Information – Cautionary Note to Goldcorp Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

FORWARD-LOOKING INFORMATION

This Circular contains “forward-looking statements” within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian Securities Laws, relating to: (i) the future growth, results of operations, performance, business prospects and opportunities of Goldcorp and Newmont; (ii) the Arrangement; (iii) the integration of Goldcorp’s business with the existing operations of Newmont; (iv) the impact of the Arrangement on the financial position of Goldcorp; and (v) the outlook for Goldcorp and Newmont’s respective businesses and the gold mining industry generally based on information currently available. These expectations may not be appropriate for other purposes. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements with respect to:

>

expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

>

Newmont Goldcorp’s future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy;

>	estimates of future production, including expected annual production range;

>	expectations regarding divestitures of certain non-core assets;

>	expectations regarding future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;

>	expectations regarding future balance sheet strength and credit ratings;

>	expectations regarding future equity and enterprise value;

>	Court approval of the Arrangement;

>

expectations regarding the receipt of all necessary regulatory and third party approvals, including, without limitation, receipt of all Key Regulatory Approvals, and the expiration of all relevant waiting periods;

>

the anticipated number of Newmont Shares to be issued in connection with the Arrangement, the expected total capitalization of Newmont on a consolidated basis following completion of the Arrangement and the ratio of the Newmont Shares to be held by Goldcorp Shareholders and Newmont Stockholders, respectively, following completion of the Arrangement;

>	the reasons for, and the anticipated benefits of, the Arrangement;

>	expectations regarding the value and nature of the consideration payable to Goldcorp Shareholders pursuant to the Arrangement;

>	expectation regarding the process and timing of delivery of the Consideration to Goldcorp Shareholders following the Effective Time;

>	expectations as to the delivery of the Consideration to the Depositary by Newmont;

>	the anticipated Mineral Reserve and Mineral Resource estimations of each of Goldcorp, Newmont and Newmont Goldcorp following completion of the Arrangement;

>	the governance and management structure of Newmont Goldcorp;

>	the expected expenses associated with the Arrangement;

>	the expectation that the Consideration Shares and Newmont Shares issuable upon exercise of Goldcorp Options and Replacement RSUs will be listed on the NYSE upon the Effective Date;

>	the intentions regarding Newmont seeking a TSX listing of the common stock of Newmont Goldcorp and the expectation that such common stock will be listed on the TSX;

>	expectations regarding receipt of Goldcorp Shareholder Approval and Newmont Stockholder Approval;

>	the expected tax treatment of the Goldcorp Securities under the Plan of Arrangement;

>	the expectation that Newmont Goldcorp will retain key Newmont and Goldcorp employees following completion of the Arrangement;

>	the applicability of the exemption under section 3(a)(10) of the U.S. Securities Act to the securities issuable under the Arrangement;

>

the expectation that, subject to applicable Laws, Goldcorp will cease to be a public company following completion of the Arrangement and will have the Goldcorp Shares delisted from the TSX and NYSE as promptly as possible following completion of the Arrangement;

>	the expectation that, subject to applicable Laws, Goldcorp will cease to be a reporting issuer under applicable Canadian Securities Laws and U.S. Securities Laws;

>	the Newmont Goldcorp Board’s ability to oversee the combined company’s business strategy and safeguard the interests of all shareholders and preserve and enhance shareholder value;

>	expectations regarding dividends payable by Newmont Goldcorp; and

>	other events or conditions that may occur in the future.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause Goldcorp’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such statements and information are based on numerous assumptions and factors including, among other things, the satisfaction of the terms and conditions of the Arrangement, present and future business strategies, the environment in which Newmont Goldcorp will operate in the future, including the price of gold, anticipated costs and the ability to achieve goals. Certain important factors and risks that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

>	the conditions to completion of the Arrangement may not be satisfied, including the listing of the Consideration Shares on the NYSE;

>	Newmont and Goldcorp may not receive the requisite approvals of their respective shareholders;

>

required regulatory and third-party approvals necessary to complete the Arrangement may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with the Arrangement or have other negative implications for Newmont Goldcorp on a consolidated basis following completion of the Arrangement;

>	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Goldcorp or Newmont;

>	the Parties may discover previously undisclosed liabilities following the Effective Date;

>	Goldcorp may be required to pay the Goldcorp Termination Fee to Newmont in certain circumstances if the Arrangement is not completed;

>	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Goldcorp and Newmont;

>	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

>

dilution and share price volatility, including a material decrease in the trading price of the Newmont Shares may occur which could result in a failure of the Arrangement on the basis of a Material Adverse Effect or could be sustained following the Effective Date;

>	there may be competing offers for Goldcorp or Newmont which arise as a result of or in connection with the proposed Arrangement;

>	the business of Goldcorp and Newmont may not be successfully integrated following completion of the Arrangement;

>	loss of key employees and the risk that Newmont Goldcorp may not be able to retain key employees of Goldcorp or Newmont following completion of the Arrangement;

>

risks relating to certain of the jurisdictions in which Goldcorp or Newmont operates, in respect of which there have been recent changes and/or proposed changes in mining Laws and/or tax Laws and where governments may seek a greater share of mineral wealth;

>	political instability in certain of the jurisdictions in which Goldcorp or Newmont operates;

>

the failure by a party to comply with applicable Laws prior to completion of the Arrangement could subject Newmont Goldcorp to penalties and other adverse consequences following completion of the Arrangement;

>	Goldcorp’s and Newmont’s operations near communities may cause such communities to regard its operations as being detrimental to them;

>	disruption of supply routes which may cause delays in construction and mining activities at Goldcorp or Newmont’s more remote properties;

>

currency fluctuations, gold price volatility and fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labor;

>	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

>

operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

>	the failure to comply with environmental and health and safety Laws and regulations, and the timing of receipt of, or failure to comply with, necessary permits and approvals;

>	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

>	risks related to litigation and contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure

>	risks associated with working with partners in jointly controlled assets;

>	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change;

>	discrepancies between actual and estimated production for both Goldcorp and Newmont;

>	Mineral Reserves and Mineral Resources and metallurgical recoveries;

>	mining operational and development risks;

>

risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks);

>	regulatory restrictions (including environmental regulatory restrictions and liability);

>

changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp or Newmont carry on business, or may carry on business in the future;

>	the speculative nature of gold exploration;

>	the global economic climate; and

>	competition.

Some of the important risks and factors that could affect forward-looking statements are discussed in the section entitled “Risk Factors” of this Circular and in Schedules “J” and “K” attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Goldcorp AIF and the Newmont Annual Report available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These forward-looking statements are based on the beliefs of Goldcorp’s and Newmont’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. Although Goldcorp believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements contained in this Circular are made as of the date of this Circular and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. We do not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable Securities Laws.

EXECUTIVE SUMMARY

This executive summary highlights certain information contained or incorporated by reference in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and the attached schedules and in the documents incorporated by reference, all of which are important and should be reviewed carefully. Certain capitalized terms used in this summary are defined in “Glossary of Terms” above.

Purpose of the Goldcorp Meeting

The purpose of the Goldcorp Meeting is for Goldcorp Shareholders to consider and, if thought advisable, pass, with or without amendment, the Arrangement Resolution to approve the Arrangement under section 182 of the OBCA. The full text of the Arrangement Resolution is attached to this Circular at Schedule “A”.

Date, Time and Place

The Goldcorp Meeting will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 on April 4, 2019 at 9:00 a.m. (Vancouver time).

Record Date

The record date for determining the Goldcorp Shareholders entitled to receive notice of and to vote at the Goldcorp Meeting is February 22, 2019. Only Goldcorp Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Goldcorp Meeting.

Goldcorp Shareholder Approval

At the Goldcorp Meeting, Goldcorp Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Schedule “A” to this Circular. In order for the Arrangement to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting.

The Goldcorp Board recommends that you vote IN FAVOUR of the Arrangement Resolution

See “Business of the Meeting – Arrangement Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Goldcorp Shareholder Approval”.

Details of the Arrangement

On January 14, 2019, Goldcorp and Newmont entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement will be effected pursuant to a court approved arrangement under the OBCA, which requires approval of (a) at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting; and (b) the Court. If completed, the Arrangement will result in Newmont becoming the owner of all of the Goldcorp Shares on the Effective Date. Goldcorp Shareholders will receive 0.3280 of a Newmont Share and US$0.02 in cash for each Goldcorp Share held on the Effective Date. This Exchange Ratio represents a 17% premium to Goldcorp based on the volume-weighted average price of Newmont Shares traded on the NYSE and Goldcorp Shares traded on the NYSE, respectively, over the 20 trading days ended on January 11, 2019 (being the last Business Day before the Announcement Date).

On the Effective Date, Goldcorp will become a wholly-owned subsidiary of Newmont and Newmont Goldcorp will continue the operations of Newmont and Goldcorp on a combined basis. On the Effective Date, existing Goldcorp Shareholders will own approximately 35% of the common stock of Newmont Goldcorp and existing Newmont Stockholders will own approximately 65% of the common stock of Newmont Goldcorp.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the culmination of a long history of exploring value enhancing possibilities between Goldcorp and Newmont and the direct result of extensive arm’s length negotiations among Representatives of Goldcorp and Newmont including their respective legal and financial advisors.

See “The Arrangement – Details of the Arrangement” and “The Arrangement – Background to the Arrangement”.

Recommendation of the Goldcorp Special Committee

The Goldcorp Special Committee, after consultation with management of Goldcorp and its independent financial and legal advisors and having taken into account the Fort Capital Fairness Opinion, the financial analysis of the proposed transaction by BofA Merrill Lynch and TD Securities that had previously been provided to members of the Goldcorp Special Committee in their capacity as directors of Goldcorp and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Goldcorp and unanimously recommended that the Goldcorp Board recommend that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Goldcorp Special Committee”.

Recommendation of the Goldcorp Board

The Goldcorp Board, after consultation with management of Goldcorp, its financial and legal advisors and having taken into account the TD Securities Fairness Opinion, the BofA Merrill Lynch Fairness Opinion and the Fort Capital Fairness Opinion, the unanimous recommendation of the Goldcorp Special Committee and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement is in the best interests of Goldcorp (considering the interests of all stakeholders) and is fair to Goldcorp Shareholders and authorized Goldcorp to enter into the Arrangement Agreement and all related agreements. Accordingly, the Goldcorp Board unanimously recommends that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Goldcorp Board”.

Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board

In reaching their conclusions and formulating their unanimous recommendations, the Goldcorp Special Committee and the Goldcorp Board consulted with Goldcorp management, their respective legal and financial advisors and, in the case of the Goldcorp Board, with the Goldcorp Special Committee. The

Goldcorp Special Committee and the Goldcorp Board also reviewed a significant amount of financial and technical information relating to Newmont and Goldcorp and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendations of the Goldcorp Special Committee and the Goldcorp Board that Goldcorp Shareholders vote in favour of the Arrangement Resolution:

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Creation of the world’s leading gold company. The Arrangement will combine two gold industry leaders to create an unmatched portfolio of operations, projects, exploration opportunities and people in the gold mining sector. Based on current information, Newmont Goldcorp would be the largest gold company globally as measured by market capitalization, enterprise value, gold production, and Mineral Reserves and Mineral Resources. Newmont Goldcorp will also be the only gold company included in the S&P 500.

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Sustainable gold production. Newmont Goldcorp will manage production from 18 operating assets and a robust pipeline of development projects across various jurisdictions. Newmont Goldcorp’s Proven and Probable Mineral Reserves will support an optimized portfolio able to generate sustainable and profitable production of six to seven million gold ounces annually. This will be further supported by a robust project development pipeline that will be prioritized based on the returns and risks of each project.

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Goldcorp Shareholders will receive a premium and opportunity to participate in growth prospects of Newmont Goldcorp. The Consideration represents a 17% premium to the price of Goldcorp Shares (based on each company’s 20-day volume weighted average share price ending on the last trading day prior to the Announcement Date) and will allow Goldcorp Shareholders, who will own approximately 35% of Newmont Goldcorp, to participate in the benefits of the combined company, including the largest pipeline of feasibility and development stage gold assets, and exploration potential in highly prospective gold districts across four continents.

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Diverse asset portfolio in favourable geographies. Newmont Goldcorp’s Mineral Reserves and Mineral Resources will be located in favourable mining jurisdictions, including the United States, Australia, Canada, and Ghana, which will represent approximately 21%, 18%, 15% and 10% of its Mineral Reserves, respectively.

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Solid balance sheet and financial profile. Newmont Goldcorp’s enhanced financial strength and robust free cash flow generation is expected to be able to sustain an investment-grade balance sheet and, subject to board approval, an annual dividend of US$0.56 per Newmont Share (equivalent to approximately US$0.184 per Goldcorp Share), the highest aggregate annual dividend among senior gold producers, and allow Newmont Goldcorp the financial flexibility to invest in exploration, development and the highest return projects through continued disciplined capital allocation in the future.

>	Corporate cultures. Goldcorp management believes, based on interactions over many years, that Newmont and Goldcorp have similar corporate cultures and values.

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Proven leadership team. Following the Arrangement, management of Newmont Goldcorp will feature proven and experienced mining and business leaders at both the board and executive team levels, along with diverse, high-performing teams at Newmont Goldcorp’s regional and operating sites with a proven track record of maximizing value by delivering long-life and low-cost profitable gold mining operations.

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Synergies. The Arrangement is expected to generate US$100 million in annual pre-tax synergies (which in the course of integration planning following announcement of the Arrangement has been updated to US$200 million to reflect identification of additional supply chain and procurement savings of approximately US$100 million per year). In addition, Newmont’s full potential cost and efficiency improvements represent additional annual anticipated benefits of approximately US$165 million per year. See “Letter to Shareholders”.

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Benefits to Canada. The formation of Newmont Goldcorp allows Canada to participate in a world-leading natural resources company that operates responsibly, is invested in the long-term success of its properties and has the financial strength to explore and develop the next generation of significant gold mines.

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Business climate and review of strategic alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Goldcorp, including continuation as an independent enterprise, potential acquisitions and various combinations of Goldcorp or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Goldcorp Special Committee and the Goldcorp Board believe that the Arrangement represents Goldcorp’s best prospect for maximizing shareholder value.

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Fairness opinions. The Goldcorp Special Committee received a fairness opinion from Fort Capital, and the Goldcorp Board received a fairness opinion from each of TD Securities and BofA Merrill Lynch, all dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinions, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described below in the section entitled “The Arrangement – Goldcorp Fairness Opinions”.

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Support of boards and management teams. The boards of directors of both companies have unanimously recommended support for the Arrangement. Additionally, all of the directors and members of executive management of each of Goldcorp and Newmont have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Goldcorp, the Arrangement Resolution, and in the case of Newmont, the Newmont Resolutions. In the case of Goldcorp, these support and voting agreements relate to shares comprising approximately 0.57% of the issued and outstanding Goldcorp Shares as of the Record Date and in the case of Newmont, these support and voting agreements relate to shares comprising approximately 0.22% of the issued and outstanding Newmont Shares as of February 20, 2019, being the record date of the Newmont Meeting.

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Arm’s length transaction. The Arrangement Agreement is the result of arm’s length negotiations and includes terms and conditions that are reasonable in the judgment of the Goldcorp Special Committee and the Goldcorp Board.

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Conduct of Goldcorp’s business. The Goldcorp Board believes that the restrictions imposed on Goldcorp’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

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Other factors. The Goldcorp Special Committee and the Goldcorp Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Goldcorp and Newmont in the gold market, information concerning Mineral Reserves and Mineral Resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Goldcorp and Newmont and the historical trading prices of the Goldcorp Shares and the Newmont Shares, taking into account the results of Goldcorp’s due diligence review of Newmont and its properties.

See “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”.

Goldcorp Fairness Opinions

Fort Capital Fairness Opinion

In connection with the Arrangement, Fort Capital delivered to the Goldcorp Special Committee a written opinion dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion. Fort Capital provided the Fort Capital Fairness Opinion to the Goldcorp Special Committee (in its capacity as such) for the benefit and use of the Goldcorp Special Committee in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The Fort Capital Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. The Fort Capital Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Goldcorp Shareholder as to how to vote or act in connection with the proposed Arrangement or any related matter.

The full text of the Fort Capital Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this Circular at Schedule “C” and is incorporated by reference herein in its entirety. This summary of the Fort Capital Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

See “The Arrangement – Goldcorp Fairness Opinions – Fort Capital Fairness Opinion”.

BofA Merrill Lynch Fairness Opinion

In connection with the Arrangement, BofA Merrill Lynch delivered to the Goldcorp Board a written opinion dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion. BofA Merrill Lynch provided the BofA Merrill Lynch Fairness Opinion to the Goldcorp Board (in its capacity as such) for the benefit and use of the Goldcorp Board in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The BofA Merrill Lynch Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. The BofA Merrill Lynch Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Goldcorp Shareholder as to how to vote or act in connection with the proposed Arrangement or any related matter.

The full text of the BofA Merrill Lynch Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this Circular at Schedule “D” and is incorporated by reference herein in its entirety. This summary of the BofA Merrill Lynch Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

See “The Arrangement – Goldcorp Fairness Opinions – BofA Merrill Lynch Fairness Opinion”.

TD Securities Fairness Opinion

In connection with the Arrangement, TD Securities delivered to the Goldcorp Board a written opinion dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion. TD Securities provided the TD Securities Fairness Opinion to the Goldcorp Board (in its capacity as such) for the benefit and use of the Goldcorp Board in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The TD Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. The TD Securities Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Goldcorp Shareholder as to how to vote or act in connection with the proposed Arrangement or any related matter.

The full text of the TD Securities Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this Circular at Schedule “E” and is incorporated by reference herein in its entirety. This summary of the TD Securities Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

See “The Arrangement – Goldcorp Fairness Opinions – TD Securities Fairness Opinion”.

Completion of the Arrangement

Principal Steps of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to this Circular at Schedule “B”.

If the Arrangement is approved at the Goldcorp Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date (which is expected to occur in the second quarter of 2019). Commencing at the Effective Time, in five minute increments each of the following events will occur and will be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

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each Dissent Share will be deemed to be transferred and assigned to Newmont (free and clear of any Liens) for the consideration contemplated in the Plan of Arrangement and such Dissenting Goldcorp Shareholder will cease to be the registered holder and the name of such registered holder will be removed from the register. At such time, each Dissenting Goldcorp Shareholder will have only the rights set out in the Plan of Arrangement, such Dissenting Goldcorp Shareholder will be deemed to have executed and delivered all consents required to transfer and assign each such Dissent Share and Newmont will be the holder of all of the outstanding Dissent Shares.

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each Goldcorp Share (other than any Goldcorp Share held by Newmont or any of its affiliates (including all Dissent Shares)) will be deemed to be transferred and assigned by the holder thereof to Newmont in exchange for the Consideration, subject to the Plan of Arrangement, and (i) the registered holder will cease to be the registered holder; (ii) the registered holder will be deemed to have executed and delivered all consents required to transfer and assign each such Goldcorp Share; and (iii) Newmont will be the holder of all of the outstanding Goldcorp Shares.

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each Goldcorp Option outstanding at the Effective Time (whether vested or unvested) will remain outstanding on its existing terms (except as otherwise provided in the Arrangement Agreement or in the Plan of Arrangement), and notwithstanding anything to the contrary in any applicable option grant agreement, employment agreement or other document governing or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Option Plan or any Goldcorp Options, and pursuant to section 3.1(2) of the Goldcorp Option Plan, upon the exercise of each Goldcorp Option the holder thereof shall be entitled to receive, and shall accept, in lieu of the number of Goldcorp Shares which such holder was entitled upon such exercise, a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each such Goldcorp Share; provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating all Newmont Shares issuable to such holder in respect of all such holder’s Goldcorp Options that are exercised on a particular date) shall be rounded down to the nearest whole number. Notwithstanding anything to the contrary in the Arrangement Agreement, the Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan to, following a termination without cause or for termination for Good Reason (as defined in the respective employment agreements), permit the exercise of the Goldcorp Options until the respective expiry dates, notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement.

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each Goldcorp Phantom RSU will remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable grant letter, employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Phantom RSU Plan or any Goldcorp Phantom RSUs, pursuant to the determination of the Committee (as defined in the Goldcorp Phantom RSU Plan) in accordance with the Plan of Arrangement, the “Share Value” (as defined in the Goldcorp Phantom RSU Plan) will mean the product obtained by multiplying (i) the trading price of a Newmont Share on the NYSE at the close of business on the date of expiry of the Restricted Period (as defined in the Goldcorp Phantom RSU Plan), by (ii) the Equity Award Exchange Ratio.

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each Goldcorp PSU will remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable PSU Agreement (as defined in the Goldcorp PSU Plan), employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp PSU Plan or any Goldcorp PSUs:

(a)	the Multiplier (as defined in the Goldcorp PSU Plan) for each Goldcorp PSU will be deemed to be 100 per cent; and

(b)

pursuant to the determination of the Board (as defined therein) pursuant to the Arrangement Agreement, “Fair Market Value” (as defined in the Goldcorp PSU Plan) will mean, on a particular day, the product obtained by multiplying (A) the volume weighted average price of the Newmont Shares on the NYSE for the 30 trading day period prior to and including the particular day, by (B) the Equity Award Exchange Ratio.

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each Goldcorp RSU will be deemed to be exchanged by the holder thereof in accordance with subsection 7(1.4) of the Tax Act, without any further act of formality on its part, for a Replacement RSU that has the same vesting conditions as the Goldcorp RSU for which it was exchanged and that entitles the holder to receive, upon vesting and in accordance with the terms of the Newmont Incentive Plan, a number of Newmont Shares equal to the product obtained by multiplying (i) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio;

provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating) will be rounded down to the nearest whole number, and (A) the holder thereof will cease to be the holder of each such Goldcorp RSU; (B) the Goldcorp RSU Plan and all agreements relating to the Goldcorp RSUs will be terminated and will be of no further force and effect; (C) notwithstanding the foregoing, if required, the number of Newmont Shares to which a former holder of a Goldcorp RSU will be entitled under the Replacement RSU will be reduced such that (x) the excess (if any) of the aggregate fair market value of the Newmont Shares underlying such holder’s Replacement RSU immediately following the exchange over the aggregate exercise price (if any) of such Replacement RSU does not exceed (y) the excess (if any) of the aggregate fair market value of the Goldcorp Shares underlying the holder’s corresponding Goldcorp RSU immediately before the exchange over the aggregate exercise price (if any) of such Goldcorp RSU; and (D) the Committee (as defined in the Newmont Incentive Plan) irrevocably elects to settle all Replacement RSUs solely in consideration for Newmont Shares, and such Replacement RSUs are, and are deemed to be, a right to acquire Newmont Shares (subject to the terms and conditions of the Replacement RSU and the Newmont Incentive Plan) and the Newmont committee shall not have the discretion (notwithstanding the terms of the Newmont Incentive Plan) to defer delivery of the Newmont Shares beyond the respective dates on which those Newmont Shares vest.

See “The Arrangement – Completion of the Arrangement – Principal Steps of the Arrangement” and “Schedule “B” – Plan of Arrangement”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Articles of Arrangement have been filed with the Director. Completion of the Arrangement is expected to occur in the second quarter of 2019; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties or otherwise in accordance with the terms of the Arrangement Agreement.

Although Goldcorp and Newmont’s objective is to have the Effective Date occur as soon as possible after the Goldcorp Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances, including the Key Regulatory Approvals. Goldcorp or Newmont may determine not to complete the Arrangement without prior notice to or action on the part of Goldcorp Shareholders or Newmont Stockholders.

See “The Arrangement – Completion of the Arrangement – Timing for Completion of the Arrangement”.

Treatment of Long-Term Incentives/Convertible Securities

At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Goldcorp Phantom RSU and Goldcorp PSU that is outstanding immediately prior to the Effective Time will remain outstanding and the terms of such Goldcorp Phantom RSUs and Goldcorp PSUs will be determined in accordance with the existing terms of the Goldcorp Phantom RSU Plan and Goldcorp PSU Plan, respectively, and the Plan of Arrangement. Each Goldcorp Option outstanding at the Effective Time will remain outstanding on its existing terms (except as otherwise provided in the

Arrangement Agreement or in the Plan of Arrangement), and upon exercise of each such Goldcorp Option, the holder shall be entitled to receive a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each Goldcorp Share underlying such Goldcorp Option. The Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan in order to provide that, following a termination without cause or for termination for Good Reason (as defined in the respective employment agreements), each such Goldcorp Option will remain outstanding until its expiry date notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement. In addition, each Goldcorp RSU that is outstanding immediately prior to the Effective Time will be exchanged for a Newmont RSU with respect to the number of Newmont Shares equal to the product obtained by multiplying (A) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio.

See “The Arrangement – Completion of the Arrangement – Treatment of Long-Term Incentives/Convertible Securities”.

Letter of Transmittal

A Letter of Transmittal will be mailed by Computershare Trust Company, N.A. as Depositary to each Person who was a Registered Goldcorp Shareholder on the Effective Date. In order to receive the Consideration that a Registered Goldcorp Shareholder is entitled to receive under the Arrangement, each Registered Goldcorp Shareholder must forward a properly completed and duly executed Letter of Transmittal along with accompanying certificate(s) representing Goldcorp Shares to the Depositary, together with such other documents as the Depositary may require.

Beneficial Goldcorp Shareholders whose Goldcorp Shares are registered in the name of a broker, dealer, bank, trust company or other nominee will receive their Newmont Shares and Cash Consideration through the facilities of The Canadian Depository for Securities Limited or the Depository Trust Company and their respective financial intermediary members with no further action required. Beneficial Goldcorp Shareholders need only contact their nominee for assistance should they wish to change where or how their Newmont Shares will be held.

To prevent a delay in receiving the Consideration due under the Arrangement, Registered Goldcorp Shareholders should consider re-registering their Goldcorp Shares with an Intermediary prior to the Effective Date.

Whether or not Goldcorp Shareholders forward a Letter of Transmittal and the certificate(s) representing their Goldcorp Shares to the Depositary, upon completion of the Arrangement, Goldcorp Shareholders will cease to be shareholders of Goldcorp as of the Effective Time and will thereafter only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Goldcorp Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Goldcorp Shares in accordance with the dissent procedures. See “Regulatory Matters and Approvals – Rights of Dissenting Goldcorp Shareholders”.

The instructions for exchanging Goldcorp Shares and presenting such Goldcorp Shares with the Depositary will be set out in the Letter of Transmittal. Once the Letter of Transmittal has been mailed by Computershare Trust Company, N.A. as Depositary to Registered Goldcorp Shareholders as of the Effective Date, the Letter of Transmittal will be available under Goldcorp’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

See “The Arrangement – Completion of the Arrangement – Letter of Transmittal”.

Exchange Procedure

Newmont and Goldcorp have appointed Computershare Trust Company, N.A. to act as Depositary to handle the exchange of Goldcorp Shares for the Consideration. Following receipt of the Final Order and at least one Business Day prior to the Effective Date, Newmont will deposit the Consideration Shares and sufficient cash with the Depositary to satisfy the Consideration payable to Goldcorp Shareholders pursuant to the Arrangement.

As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Registered Goldcorp Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate(s) representing the Goldcorp Shares held by such Goldcorp Shareholder, the certificate(s) representing the Consideration Shares issuable to, and a cheque representing the Cash Consideration, any cash in lieu of any fractional Newmont Shares and any dividends or other distributions with a record date after the Effective Time that such former Goldcorp Shareholder has the right to receive pursuant to the Plan of Arrangement, payable to, such Goldcorp Shareholder pursuant to the Arrangement. Consideration Shares will be registered in, and cheque will be payable in, such name or names as set out in the Letter of Transmittal, delivered to the address or addresses as such Goldcorp Shareholder directed in their Letter of Transmittal. If no instructions are provided by the Goldcorp Shareholder in the Letter of Transmittal, the Consideration will be issued in the name of the Goldcorp Shareholder and mailed to the address of the Goldcorp Shareholder as it appears on the register previously maintained by AST.

The exchange of Goldcorp Shares for the Consideration in respect of any Beneficial Goldcorp Shareholder is expected to be made with the Beneficial Goldcorp Shareholder’s nominee account through the procedures in place for such purposes between CDS & Co. or Cede & Co, as applicable, and such nominee. Beneficial Goldcorp Shareholders should contact their nominee if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive the Consideration in respect of their Goldcorp Shares.

See “The Arrangement – Completion of the Arrangement – Exchange Procedure”.

Cancellation of Rights

From and after the Effective Date, certificate(s) or DRS Statement(s), as applicable, formerly representing Goldcorp Shares, other than Dissent Shares, which are held by a Goldcorp Shareholder will represent only the right to receive the Consideration payable therefor under the Arrangement (after giving effect to any applicable tax withholdings). If any former Goldcorp Shareholder fails to deliver to the Depositary a duly completed Letter of Transmittal, the certificate(s) representing their Goldcorp Shares or any other documents required to be delivered to the Depositary in order for such former Goldcorp Shareholder to receive the Consideration which such former Goldcorp Shareholder is entitled to receive pursuant to the Arrangement on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former Goldcorp Shareholder, will be deemed to have surrendered and forfeited to Newmont or its successors, any Consideration held by the Depositary as agent for such former Goldcorp Shareholder, and (ii) any certificate(s) or DRS Statement(s), as applicable, representing Goldcorp Shares formerly held by such former Goldcorp Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Newmont (or any successor to Newmont) for no consideration and will be cancelled.

See “The Arrangement – Completion of the Arrangement – Cancellation of Rights”.

Fractional Shares

No fractional Consideration Shares will be issued to Goldcorp Shareholders. Where the aggregate number of Newmont Shares to be issued to a Goldcorp Shareholder as Consideration under the Arrangement would result in a fraction of a Newmont Share being issuable, the number of Newmont Shares to be received by such Goldcorp Shareholder shall be rounded down to the nearest whole

Newmont Share. In lieu of any such fractional Newmont Share, each Goldcorp Shareholder otherwise entitled to a fractional interest in a Newmont Share will be entitled to receive a cash payment equal to an amount representing such Goldcorp Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such Goldcorp Shareholders of the Newmont Excess Shares. The Plan of Arrangement sets out the treatment of any fraction of a Newmont Share that a former holder of Goldcorp RSUs is entitled to receive upon vesting of the applicable Replacement RSU and in accordance with the terms of the Newmont Incentive Plan.

See “The Arrangement – Completion of the Arrangement – Treatment of Fractional Consideration”.

Regulatory Matters and Approvals

Other than the Goldcorp Shareholder Approval, the Newmont Stockholder Approval, the Final Order, the Key Regulatory Approvals and the necessary approval of the NYSE for the listing of the Consideration Shares (subject to official notice of issuance) having been obtained, Goldcorp is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Goldcorp currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Goldcorp Shareholder Approval at the Goldcorp Meeting, receipt of the Newmont Stockholder Approval at the Newmont Meeting, receipt of the Final Order, receipt of the Key Regulatory Approvals, having obtained the necessary approval of the NYSE for the listing of the Consideration Shares (subject to official notice of issuance) and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the second quarter of 2019.

See “Regulatory Matters and Approvals”.

Court Approvals

The Arrangement requires approval by the Court under section 182 of the OBCA. Prior to the mailing of this Circular, on February 22, 2019, Goldcorp obtained the Interim Order providing for the calling and holding of the Goldcorp Meeting and other procedural matters. A copy of the Interim Order is attached to this Circular at Schedule “F”.

Goldcorp is required to seek the Final Order as soon as reasonably practicable, but in any event not later than three Business Days following the approval of the Arrangement Resolution by Goldcorp Shareholders at the Goldcorp Meeting, the approval of the Newmont Resolutions by Newmont Stockholders at the Newmont Meeting and the receipt of the Regulatory Approvals. The Court hearing in respect of the Final Order is expected to take place on or about April 8, 2019 at the Courthouse at 330 University Avenue, Toronto, Ontario, Canada or as soon thereafter as is reasonably practicable.

Under the terms of the Interim Order, each holder of Goldcorp Shares and Goldcorp RSUs will have the right to appear and make submission at the application for the Final Order subject to such party filing a notice of appearance in the form required by the Court’s rules, and any additional affidavits or other materials on which a party intends to rely, as soon as reasonably practicable, and in any event, no later than 4:00 p.m. (Toronto time) on the second last Business Day before the hearing of the application or such other date as the Court may order. There can be no assurance that the Court will approve the Arrangement.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement. The Court has broad discretion under the OBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Regulatory Matters and Approvals – Court Approvals” and the form of Notice of Application attached hereto at Schedule “F”. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals shall have been obtained.

See “Transaction Agreements – The Arrangement Agreement – Conditions”.

Canadian Competition Approval

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on January 24, 2019. On February 11, 2019, the Commissioner issued a No-Action Letter and a Waiver, exempting the Parties from filing a Notification and terminating the waiting period.

See “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Investment Canada Act Approval

The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction under the Investment Canada Act. Pursuant to the Arrangement Agreement, Newmont submitted its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada on January 29, 2019. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not been obtained.

See “Regulatory Matters and Approvals – Key Regulatory Approvals – Investment Canada Act Approval”.

Other Regulatory Approvals

Completion of the transactions contemplated by the Arrangement Agreement is also conditional upon the satisfaction of certain notice, filing, waiting period and/or approval requirements under competition or antitrust Laws in Mexico and South Korea. On February 25, 2019, the Korea Fair Trade Commission issued its decision that the transactions contemplated by the Arrangement Agreement are not in violation of Article 7(1) of the Monopoly Regulation and Fair Trade Act (Korea).

Pursuant to the Arrangement Agreement, the Parties have agreed to file, as promptly as practicable after the date of the Arrangement Agreement, any other filings or notifications under any other applicable Antitrust Laws that the Parties may mutually agree to be required or appropriate to consummate the transactions contemplated by the Arrangement Agreement.

See “Regulatory Matters and Approvals – Other Regulatory Approvals”.

Stock Exchange Listing Approval and Delisting Matters

The Goldcorp Shares are listed and posted for trading on the TSX under the trading symbol “G” and are listed on the NYSE under the trading symbol “GG”. Following the Effective Date, the Goldcorp Shares will be delisted from the TSX and NYSE as promptly as practicable following completion of the Arrangement.

The Newmont Shares are currently listed for trading on the NYSE under the trading symbol “NEM”. It is a condition to closing of the Arrangement that the Newmont Shares, including the Consideration Shares, be listed for trading on the NYSE as of the Effective Time. Newmont will provide the required notice to the NYSE of the listing of the Newmont Shares to be issued in connection with the Arrangement prior to the closing of the Arrangement. Newmont will also apply to list the common stock of Newmont Goldcorp on the TSX, subject to satisfying customary listing conditions. See “Transaction Agreements – The Arrangement Agreement – Conditions”.

See “Regulatory Matters and Approvals – Stock Exchange Listing Approval and Delisting Matters”.

Rights of Dissenting Goldcorp Shareholders

A Registered Goldcorp Shareholder is entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Dissenting Goldcorp Shareholders will be entitled to be paid by Newmont the fair value of the Dissent Shares. Section 185 of the OBCA is reproduced in its entirety in Schedule “F” to this Circular. Set out in Schedule “G” is a summary of the dissent procedures and the provisions of the OBCA as modified by the Plan of Arrangement and the Interim Order. It is recommended that any Registered Goldcorp Shareholder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

See “Regulatory Matters and Approvals – Rights of Dissenting Goldcorp Shareholders”.

Comparison of Rights under the OBCA and the DGCL

Pursuant to the Plan of Arrangement, Goldcorp Shareholders will receive Newmont Shares in exchange for their Goldcorp Shares. The rights of Goldcorp Shareholders are currently governed by the OBCA and by Goldcorp’s articles and by-laws. Since Newmont is a Delaware corporation, the rights of Newmont Stockholders are governed by the applicable provisions of the DGCL and by Newmont’s certificate of incorporation and by-laws. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those of stockholders under the DGCL, there are several differences. See Schedule “I” to this Circular for a comparison of certain of these rights. This summary is not intended to be exhaustive and Goldcorp Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Goldcorp Shareholders’ rights.

See “Regulatory Matters and Approvals – Comparison of Rights under the OBCA and the DGCL”.

Risk Factors

In assessing the Arrangement, you should carefully consider the risks described in this Circular which relate to the Arrangement, the failure to complete the Arrangement and the post-Arrangement business and operations of Newmont Goldcorp. Goldcorp Shareholders should also carefully consider the risks described under the heading “Risk Factors” in the Goldcorp AIF. In addition, Goldcorp Shareholders should carefully consider the risk factors which relate to Newmont described under the heading “Risk

Factors” in the Newmont Annual Report. The Newmont Annual Report is available on EDGAR at www.sec.gov. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Goldcorp may also adversely affect Newmont or Goldcorp prior to the Arrangement, or Newmont Goldcorp following completion of the Arrangement.

See “Risk Factors”.

Transaction Agreements

The Arrangement Agreement

On January 14, 2019, Goldcorp and Newmont entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. On February 19, 2019, Goldcorp and Newmont entered into the Amending Agreement, which amended certain of the terms contained in the Arrangement Agreement. See “Transaction Agreements – The Arrangement Agreement”, the Arrangement Agreement and the Amending Agreement, which has been filed by Goldcorp and Newmont on their respective SEDAR profiles at www.sedar.com and EDGAR at www.sec.gov.

The Voting Agreements

On January 14, 2019, in connection with the Arrangement, (i) each of the Goldcorp Locked-up Shareholders entered into a Goldcorp Voting Agreement with Newmont; and (ii) each of the Newmont Locked-up Shareholders entered into a Newmont Voting Agreement with Goldcorp. See “Transaction Agreements – The Voting Agreements” and the Voting Agreements, which have been filed by Goldcorp and Newmont on their respective SEDAR profiles at www.sedar.com and on EDGAR at www.sec.gov.

Certain Canadian Federal Income Tax Considerations

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Goldcorp Shareholder, see “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Goldcorp Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Certain U.S. Federal Income Tax Considerations

For a summary of certain of the material U.S. federal income tax consequences of the Arrangement applicable to a U.S. Holder and a non-U.S. Holder, see “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Goldcorp Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Goldcorp

Goldcorp is a senior gold producer engaged in the acquisition, exploration, development, operation, and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America. Goldcorp was founded in 1994 and is currently headquartered in Vancouver, British Columba, Canada. Goldcorp’s principal operating mining properties are comprised of the Red Lake, Éléonore, Musselwhite and Porcupine gold mines in Canada; the Peñasquito gold-silver-lead-zinc mine in Mexico; the Cerro Negro gold-silver mine in Argentina; and the Pueblo Viejo gold-silver-copper mine (40% interest) in the Dominican Republic. Goldcorp’s development projects include the Coffee gold project and Borden gold project in Canada, and the NuevaUnión gold-copper project (50% interest) and Norte Abierto gold project (50% interest) in Chile.

See “Schedule “J” – Information Concerning Goldcorp”.

Newmont

Newmont is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname. Newmont is also engaged in the production of copper, principally through operations at its Boddington mine in Australia and Phoenix mine in the United States. Newmont’s original predecessor corporation was incorporated in 1921 under the Laws of Delaware.

See “Schedule “K” – Information Concerning Newmont”.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial information included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited condensed pro forma balance sheet gives effect to the Arrangement as if it had closed on December 31, 2018. The unaudited condensed pro forma statement of operations for the year ended December 31, 2018 gives effect to the Arrangement as if it had closed on January 1, 2018. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Goldcorp and Newmont for the year ended December 31, 2018. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial information of Newmont included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Goldcorp and Newmont for the year ended December 31, 2018.

See “Schedule “N” – Unaudited Pro Forma Financial Information”.

GENERAL VOTING INFORMATION

Request for Proxies

Goldcorp’s management is soliciting your proxies for the Goldcorp Meeting and is paying for the costs incurred. We have engaged Kingsdale to provide strategic advisory and proxy solicitation services and will pay fees of approximately C$150,000 to Kingsdale for the proxy solicitation services, in addition to certain out-of-pocket expenses. We may also reimburse brokers and other Persons holding Goldcorp Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

We are using primarily mail to communicate with you. However, Goldcorp’s employees or Kingsdale may request your proxy by telephone, email, facsimile or personal interview.

Additionally, Goldcorp may use Broadridge QuickVote™ service to assist Beneficial Goldcorp Shareholders with voting their Goldcorp Shares. Beneficial Goldcorp Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the Goldcorp Shares to be represented at the Goldcorp Meeting.

Mailing of Circular

This Circular and other meeting materials will be mailed on or around March 8, 2019 to each of the Goldcorp Securityholders of record on February 22, 2019. We give meeting materials to brokers, Intermediaries, custodians, nominees and fiduciaries and request the materials be sent to Beneficial Goldcorp Shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and Intermediaries to objecting Beneficial Goldcorp Shareholders.

Record Date

The record date for the meeting is February 22, 2019. If you held Goldcorp Shares on that date, you are entitled to receive notice of, attend and vote at the Goldcorp Meeting.

Voting Securities, Votes and Quorum

The Goldcorp Shares are Goldcorp’s only voting securities. Each Goldcorp Share entitles the holder thereof to one vote at the Goldcorp Meeting. We can only decide business at the meeting if Goldcorp has a quorum – where at least two people attend the Goldcorp Meeting and hold or represent by proxy at least 33 1/3% of Goldcorp’s outstanding Goldcorp Shares that are entitled to vote at the Goldcorp Meeting.

Voting Instructions

If you specify how you want to vote on your proxy form or voting instruction form, your proxyholder has to vote that way. If you do not indicate how you want to vote, your proxyholder will decide for you.

If you appoint Ian W. Telfer, Chairman and Anna M. Tudela, Vice President, Diversity, Regulatory Affairs & Corporate Secretary, the Representatives of Goldcorp set out in the enclosed proxy form or voting instruction form, and do not specify how you want to vote, your Goldcorp Shares will be voted in favour of the Arrangement Resolution.

Amendments or Other Business

If amendments or other business are properly brought up at the Goldcorp Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other business to be considered at the Goldcorp Meeting or any changes to the current business.

Vote Counting and Confidentiality

Votes by proxy are counted by Goldcorp’s transfer agent, AST. Your vote is confidential, unless you clearly intend to communicate your vote to management or if there is a proxy contest or validation issue or as needed to comply with legal requirements.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote Goldcorp Shares without instructions from Beneficial Goldcorp Shareholders only on matters considered “routine” by the NYSE. If you do not provide your voting instructions to the broker, the broker cannot vote your Goldcorp Shares in favour of the Arrangement Resolution and any other “non-routine matters” and such Goldcorp Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your Goldcorp Shares will be counted for quorum purposes.

Voting Questions

Goldcorp’s transfer agent is AST. Goldcorp’s co-agent in the U.S. is American Stock Transfer & Trust Company LLC. Please contact them if you have any questions on how your votes are counted.

1-800-387-0825 (toll free in North America) 416-682-3860 (collect from outside North America)

1-888-249-6189 (fax from anywhere)

inquiries@astfinancial.com

AST Trust Company (Canada) PO Box 700, Station B Montreal, QC, Canada H3B 3K3

Other Questions

Please contact Kingsdale if you have any questions about the business items of the Goldcorp Meeting or the information in this Circular.

1-800-775-4067 (toll free in North America) 416-867-2272 (collect from outside North America)

1-886-545-5580 (fax from anywhere)

contactus@kingsdaleadvisors.com

Kingsdale Advisors The Exchange Tower 130 King Street West, Suite 2950 Toronto, ON, Canada M5X 1E2

SHAREHOLDER VOTING – BENEFICIAL GOLDCORP

SHAREHOLDERS

Most Goldcorp Shareholders are Beneficial Goldcorp Shareholders. You hold a beneficial interest if the certificate representing your Goldcorp Shares was deposited with a bank, trust company, stock broker, trustee or some other institution. Here is how Beneficial Goldcorp Shareholders can vote:

Voting Options

In person at the meeting – discussed below

By submitting a paper voting instruction form – discussed below

By telephone – enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French)

By fax – fax to 1-905-507-7793

Via the internet – go to www.proxyvote.com and follow the instructions

Voting in Person

If you plan to attend the Goldcorp Meeting and wish to vote your Goldcorp Shares in person, insert your own name in the space on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. You may also nominate yourself as a proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the Goldcorp Meeting, so do not indicate your votes on the form. Please register with AST when you arrive at the Goldcorp Meeting.

Voting by Instruction

Whether or not you attend the Goldcorp Meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed voting instruction form to do this. The people named in the enclosed voting instruction form are members of management and/or the Goldcorp Board. You have the right to choose another Person to be your proxyholder by printing that Person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the Person you appointed attends the Goldcorp Meeting and votes on your behalf so please make sure they are aware of the appointment and plan to attend. If you have voted on the voting instruction form, neither you nor your proxyholder may vote in person at the Goldcorp Meeting, unless you revoke your voting instructions prior to your nominee’s cut-off time.

Beneficial Goldcorp Shareholders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a Beneficial Goldcorp Shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline. If you have any questions or require more information with respect to voting at the Goldcorp Meeting, please contact Goldcorp’s strategic shareholder advisor and proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleadvisors.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Voting Instructions or Changing your Instructions

You may revoke your voting instructions before they are acted on prior to your nominee’s cut-off time. To revoke your voting instructions, contact your broker or service provider.

You may change your voting instructions by sending new instructions prior to your nominee’s cut off time to revoke your vote. Your latest instructions will be the only valid instructions.

SHAREHOLDER VOTING – REGISTERED GOLDCORP SHAREHOLDERS

If you have in your possession a physical Goldcorp Share certificate or DRS Statement with your name on it, you are a Registered Goldcorp Shareholder. Here is how Registered Goldcorp Shareholders can vote:

Voting Options

Here’s where to go to find instructions to vote by these methods:

In person at the meeting – see below

By submitting a paper proxy form – see below

By fax – fax to AST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America)

Via the internet – go to www.astvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy form

Voting in Person

If you plan to attend the Goldcorp Meeting and want to vote your Goldcorp Shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the Goldcorp Meeting. Please register with AST when you arrive at the Goldcorp Meeting.

Voting by Proxy

Whether or not you attend the Goldcorp Meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and/or the Goldcorp Board. You have the right to choose another Person to be your proxyholder by printing that Person’s name in the space provided. Then complete the rest of the proxy form, sign it and return it. Your votes can only be counted if the Person you appointed attends the Goldcorp Meeting and votes on your behalf so please make sure they are aware of the appointment and plan to attend. If you have voted by completing the proxy form, neither you nor your proxyholder may vote in person at the Goldcorp Meeting, unless you revoke your proxy before it is acted on.

Return your completed proxy form in the envelope provided so that it arrives by 9:00 a.m. (Vancouver time) on April 2, 2019 or, if the Goldcorp Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Goldcorp Meeting to resume. The time limit for the deposit of proxies may be waived or extended by the chair of the Goldcorp Meeting at his discretion, without notice. An undated proxy will be deemed to be dated the date it is received by AST. If you have any questions or require more information with respect to voting at the Goldcorp Meeting, please contact Goldcorp’s strategic shareholder advisor and proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleadvisors.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking or Changing your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to Goldcorp’s registered office at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson on or before April 3, 2019 (or the last Business Day before the Goldcorp Meeting if it is adjourned or postponed), or to the chair of the Goldcorp Meeting at the Goldcorp Meeting or any adjournment or postponement thereof and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by Law.

You may change the way you voted by proxy by sending a new proxy prior to the proxy cut off time to revoke your vote. Your latest proxy will be the only one that is valid.

BUSINESS OF THE MEETING

Arrangement Resolution

At the Goldcorp Meeting, Goldcorp Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “Transaction Agreements – The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Goldcorp under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as Schedule “B”.

In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting. A copy of the Arrangement Resolution is set out in Schedule “A” of this Circular.

Unless otherwise directed, it is management’s intention to vote in favour of the Arrangement Resolution. If you do not specify how you want your Goldcorp Shares voted, the Persons named as proxyholders will cast the votes represented by your proxy at the Goldcorp Meeting in favour of the Arrangement Resolution.

If the Arrangement is approved at the Goldcorp Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date (which is expected to occur in the second quarter of 2019).

See “Regulatory Matters and Approvals – Rights of Dissenting Goldcorp Shareholders” for information concerning the rights of Goldcorp Shareholders to dissent in respect of the Arrangement Resolution.

We recommend that you vote IN FAVOUR of the Arrangement Resolution

The people named in the enclosed proxy will vote in favour of the Arrangement Resolution unless you tell them to vote against the Arrangement Resolution.

Other Business

If other matters are properly brought up at the Goldcorp Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, Goldcorp is not aware of any other items of business to be considered at the Goldcorp Meeting.

THE ARRANGEMENT

Details of the Arrangement

On January 14, 2019, Newmont and Goldcorp entered into the Arrangement Agreement pursuant to which Newmont will acquire all of the issued and outstanding Goldcorp Shares. The Arrangement will be effected pursuant to a court approved arrangement under the OBCA, which requires approval of (a) at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting; and (b) the Court. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof with respect to the issuance of the Consideration Shares and Replacement RSUs pursuant to the Arrangement. If completed, the Arrangement will result in Newmont becoming the owner of all of the Goldcorp Shares on the Effective Date. Goldcorp Shareholders will receive 0.3280 of a Newmont Share and US$0.02 of cash for each Goldcorp Share held on the Effective Date. This Exchange Ratio is based on the volume-weighted average prices of Newmont Shares traded on the NYSE and Goldcorp Shares traded on the NYSE, respectively, over the 20 trading days ended on January 11, 2019 (being the last business day before the announcement of the Arrangement Agreement).

On the Effective Date, Goldcorp will become a wholly-owned subsidiary of Newmont and Newmont Goldcorp will continue the operations of Newmont and Goldcorp on a combined basis. On the Effective Date, existing Goldcorp Shareholders will own approximately 35% of the common stock of Newmont Goldcorp and existing Newmont Stockholders will own approximately 65% of the common stock of Newmont Goldcorp. For further information regarding Newmont Goldcorp following completion of the Arrangement, see “Schedule “K” – Information Concerning Newmont”.

Background to the Arrangement

The Arrangement Agreement is the culmination of a long history of exploring value enhancing possibilities between Goldcorp and Newmont and the direct result of extensive arm’s length negotiations among Representatives of Goldcorp and Newmont and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

The Goldcorp Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including assessing the relative merits of continuing as an independent enterprise, potential acquisitions, dispositions and various combinations of Goldcorp or its mines and projects by way of joint venture or otherwise. In order to facilitate this review, the Goldcorp Board periodically receives updates and presentations from external advisors on strategic alternatives. In addition, management facilitates a semi-annual strategy session for the Goldcorp Board, and strategic alternatives are further discussed at each quarterly Goldcorp Board meeting.

Between 2015 and 2017, Goldcorp rationalized its asset portfolio through the sale of non-core assets, including the Los Filos mine and Camino Rojo project, each in Mexico, and the Cerro Blanco project in Guatemala, and enhanced and optimized its portfolio via the acquisition of exploration and development projects in Ontario and the Yukon and two large scale joint ventures in Chile with each of Teck Resources Limited and Barrick Gold Corporation, complementing Goldcorp’s existing portfolio of assets in stable mining jurisdictions.

Since 2016, the management teams at Goldcorp and Newmont have cultivated and maintained a positive relationship with one another. Over that time Newmont and Goldcorp, recognizing the potential synergies and similar culture shared by the companies, have explored potential strategic opportunities, including but not limited to, joint acquisitions, the creation of joint ventures and the transfer of select non-core assets into separate investment vehicles. To facilitate discussions with Newmont, on October 14, 2016, Newmont and Goldcorp entered into a confidentiality and standstill agreement, which was extended on October 3, 2017, to enable the Parties to share non-public information in connection with their ongoing evaluation of potential strategic opportunities. Between October 2016 and October 2018, each party engaged in meetings and preliminary discussions regarding due diligence and analysis in connection with the evaluation of potential transactions. While no actionable transactions resulted from such discussions, Goldcorp’s executive leadership team kept the Goldcorp Board apprised of the potential transactions and other opportunities being discussed with Newmont. Over the course of this period, Goldcorp and Newmont established a trusted and constructive working relationship that resulted in meetings between Chairpersons and other in-person meetings attended by senior executives over the years.

At a Goldcorp Board meeting in summer of 2018, as part of its semi-annual review of Goldcorp’s strategy and strategic initiatives, the Goldcorp Board received an update from management regarding a number of strategic options and potential transactions available to Goldcorp, and in October 2018, the Goldcorp Board received a presentation from management and TD Securities regarding strategic options. Following this presentation, the Goldcorp Board encouraged management to review and evaluate potential strategic opportunities that were identified with a goal of maximizing shareholder value. Between May to October 2018, management engaged in exploratory discussions with several of Goldcorp’s senior gold peers to review potential strategic transactions.

In September and October 2018, Goldcorp held preliminary discussions with a peer precious metal producer (“Party A”) regarding a potential no-premium, merger of equals business combination with Goldcorp. At this time, management recommended to the Goldcorp Board that Goldcorp engage financial advisors to assist it in reviewing a potential business combination with Party A. Goldcorp engaged TD Securities and BofA Merrill Lynch as financial advisors during the week of November 11, 2018. On November 14, 2018, Goldcorp entered into exclusive negotiations with Party A leading to a non-binding term sheet for a business combination with Party A. Goldcorp exchanged technical and corporate information with Party A pursuant to the terms of a confidentiality agreement. On December 3 and 4, 2018, the Goldcorp Board met in Palm Springs, California, as part of its semi-annual review of Goldcorp’s strategy and strategic initiatives. The Goldcorp Board reviewed Goldcorp’s 2018 forecasted results and operating plans and budgets for 2019, and also discussed long-term strategic matters. On December 4, 2018, management presented the Goldcorp Board with a detailed review of a potential transaction with Party A. Subsequently, the exclusivity period with Party A expired in accordance with its terms before an agreement was reached.

As part of its ongoing dialogue with Newmont, a regularly scheduled, semi-annual dinner took place on December 11, 2018 in Vancouver, Canada, with Mr. Ian W. Telfer, Chairman of Goldcorp, Mr. David Garofalo, President and Chief Executive Officer of Goldcorp and Mr. Jason Attew, EVP, Chief Financial Officer and Corporate Development of Goldcorp and Ms. Noreen Doyle, Chair of Newmont, Mr. Gary Goldberg, Chief Executive Officer of Newmont, and Mr. Randy Engel, EVP, Strategic Development of Newmont. Immediately prior to this dinner on December 11, 2018, Mr. Goldberg and Mr. Engel from Newmont met with Mr. Garofalo and Mr. Attew to discuss the possibility of Newmont making a proposal to Goldcorp, and Mr. Garofalo and Mr. Attew indicated that Goldcorp would be receptive to evaluating such a proposal. During the dinner, Ms. Doyle described the key components of a potential business combination transaction with Goldcorp, including the key structural and governance terms of a potential transaction. Following this dinner, Mr. Telfer advised members of the Goldcorp Board about this discussion and solicited their feedback, which was communicated to Goldcorp management.

On December 14, 2018, Ms. Doyle telephoned Mr. Telfer and conveyed Newmont’s vision for the combined companies, certain procedural matters and Newmont’s proposal with respect to certain key terms, including governance matters, consideration and conditions to the consummation of the proposed transaction.

On December 14, 2018, Newmont delivered a non-binding proposal to the Goldcorp management team to acquire Goldcorp at a 15% premium to the 20-day volume weighted average price of the

Goldcorp Shares to be paid in a combination of Newmont Shares and cash, and setting forth other key terms (the “Proposal”). Following delivery of the Proposal, the Parties also discussed the need to undertake due diligence and exchange technical and business information on a confidential basis to further assess the merits of the Proposal. To facilitate such due diligence and exchange of information, on December 14, 2018, Goldcorp and Newmont entered into the Confidentiality Agreement. Between December 14, 2018 and December 16, 2018, Mr. Garofalo, Mr. Attew, Mr. Goldberg and Mr. Engel engaged in negotiations with respect to both the financial and non-financial terms of the proposed transaction. During this period, Ms. Doyle and Mr. Telfer further discussed the consideration to be paid in the proposed transaction and, in a subsequent conversation between Mr. Goldberg and Mr. Garofalo, it was agreed that the consideration to be paid to Goldcorp Shareholders would reflect a 17% premium to the 20-day volume weighted average price of the companies’ shares.

On December 16, 2018, the Parties entered into the Exclusivity Agreement, which included an indicative non-binding term sheet that set forth key terms of the proposed transaction, including, among other terms, the transaction structure, governance of the combined companies, consideration, conditions to consummating the proposed transaction, termination rights and related fees as well as certain covenants of both Parties. The non-binding term sheet contained terms that were generally consistent with the terms of the Arrangement ultimately agreed to by the Parties in the Arrangement Agreement. The Exclusivity Agreement required Newmont and Goldcorp to negotiate in good faith exclusively with one another until January 17, 2019.

Also on December 16, 2018, Newmont delivered its initial due diligence request list to Goldcorp, following which Goldcorp granted Newmont and its advisors access to a virtual data room containing certain material information regarding Goldcorp. Goldcorp subsequently delivered its initial due diligence request list to Newmont, following which Newmont granted Goldcorp access to a virtual data room containing certain material information regarding Newmont. Both companies immediately commenced their due diligence investigations of each other, including, but not limited to, financial, technical, operational, legal, human resources and accounting diligence on both corporate and operational levels. These due diligence investigations included numerous discussions between Newmont and Goldcorp and their respective advisors as well as mine site visits. These due diligence investigations continued throughout the period leading up to the signing of the Arrangement Agreement.

On December 17, 2018, the Goldcorp Board met to receive a report and update from Mr. Garofalo, Mr. Attew and Mr. David Stephens, Vice President, Corporate Development & Marketing on the discussions and meetings which had occurred to date with Newmont and to receive a management presentation regarding the proposed transaction with Newmont, including the strategic rationale for the proposed transaction and the profile of the merged entity. At the conclusion of the Goldcorp Board meeting, the Goldcorp Board authorized the management team to continue discussions and negotiations with Newmont to investigate a possible transaction. Goldcorp re-engaged BofA Merrill Lynch and TD Securities, under new engagement arrangements, as its financial advisors in connection with the potential transaction with Newmont on or about December 18, 2018.

On December 18, 2018, a group of internal and external subject matter experts from Goldcorp, many of whom had prior experience working at Newmont operations, gathered to commence financial, technical and corporate due diligence on Newmont, including a review of the materials in the Newmont data room, discussions with their counterparts at Newmont, and site visits at select properties. Similarly, local counsel in the United States and Australia were engaged for legal due diligence, including with respect to property, environmental and corporate reviews.

Recognizing the transformative nature of the proposal being discussed, the Goldcorp internal legal team consulted Goldcorp’s legal counsel, Cassels Brock, to discuss the legal and fiduciary duties of directors in the context of a change of control transaction, including the advisability of creating a special committee of independent directors to oversee the negotiation of a potential transaction and ensure that the Goldcorp Board exercised an appropriate degree of oversight. Cassels Brock delivered a memorandum on December 18, 2018 regarding the role and responsibilities of special committees, which memorandum was subsequently provided to the proposed members of the Goldcorp Special Committee.

In response to the Proposal, and based on the legal advice received, on December 19, 2018, the Goldcorp Board unanimously resolved to form the Goldcorp Special Committee consisting of Ms. Beverley Briscoe, as Chairperson, Mr. Kenneth Williamson and Mr. Charles (Charlie) Sartain, and approved a mandate for the Goldcorp Special Committee. Each of the members of the Goldcorp Special Committee is independent within the meaning of MI 61-101 and NI 52-110. Under its mandate, the Goldcorp Special Committee was given the responsibility to examine any potential sale, merger or combination of Goldcorp, to identify and pursue any alternatives to such a transaction and to manage the process to identify and evaluate any potential transaction, including, to the extent the Goldcorp Special Committee deemed necessary or advisable: (i) to examine and review the proposed structure and to consider the merits, the risks, the relevant advantages and disadvantages and the feasibility of pursuing any transaction; (ii) to report and make recommendations to the Goldcorp Board in respect of any transaction; and (iii) to engage its own independent legal and financial advisors.

On December 20 and 21, 2018, representatives of Newmont and Goldcorp’s respective senior management teams met in San Francisco, California, to introduce those management team members who were expected to lead the negotiation and execution of the potential transaction to one another. At the meetings, the management teams engaged in discussions regarding the structure of the potential transaction, deal terms, corporate strategy, operational matters and the exploration and development projects being pursued by each of the companies.

In the course of the Goldcorp Special Committee’s review and evaluation of the proposed transaction with Newmont, between December 28, 2018 and January 13, 2019, the Goldcorp Special Committee held eight formal meetings and conducted informal consultations with Goldcorp management, Fort Capital, Cassels Brock and Osler on numerous other occasions. When Goldcorp management Representatives were invited to attend formal meetings of the Goldcorp Special Committee, at all of such meetings, the Goldcorp Special Committee also held in camera sessions without management present.

On December 28, 2018, the Goldcorp Special Committee met with Mr. Garofalo, Mr. Attew, Mr. Stephens and Ms. Charlene Ripley, EVP, General Counsel, on behalf of the Goldcorp management team, and Cassels Brock, as legal counsel to Goldcorp. At this meeting, the Goldcorp Special Committee received an update on the status of negotiations with Newmont, including the tax structuring, required regulatory approvals, the proposed meeting timetables as well as the due diligence workplan and status. The Goldcorp Special Committee discussed the work undertaken by the existing financial advisors to Goldcorp and requested that management arrange for a presentation to the Goldcorp Special Committee from such financial advisors as to their basis for their financial analysis of the proposed transaction with Newmont, as well as their work undertaken to date in this regard. The Goldcorp Special Committee also discussed with the Goldcorp management team the engagement of independent legal and financial advisors. The Goldcorp Special Committee subsequently met in camera to discuss the update and materials presented, the proposed next steps for negotiations and the engagement of independent advisors. The Goldcorp Special Committee subsequently engaged Osler as its independent legal advisor.

On December 31, 2018, Goldcorp received an initial draft of the Arrangement Agreement from Newmont. The Goldcorp management team and its legal and financial advisors identified and discussed key legal and financial issues, respectively, arising out of the initial draft of the Arrangement Agreement and relating to the transaction.

The Goldcorp Special Committee met with Ms. Ripley, Cassels Brock and Osler on January 1, 2019 and was provided with a preliminary overview of the material issues presented by the initial draft of the

Arrangement Agreement. The Goldcorp Special Committee also considered the advisability of engaging an independent financial advisor.

On January 3, 2019, a site visit of Newmont’s Boddington mine took place with Representatives of the Goldcorp technical team in attendance to conduct on-site due diligence. On January 3 and 4, 2019, site visits also occurred at each of Newmont’s Carlin, Twin Creeks and Phoenix mines in Nevada, with Representatives of the Goldcorp technical team in attendance to conduct on-site due diligence. At various times between January 4 and 8, 2019, Goldcorp hosted Representatives from the Newmont technical team at its Peñasquito, Cerro Negro, Porcupine and Éléonore mines. Desktop diligence continued during this period, with over 120 individuals engaged in the data room review on behalf of Goldcorp, and over 150 individuals engaged in the data room review on behalf of Newmont.

On January 3 and 4, 2019, the executive leadership teams and certain directors of each of the Parties, along with their respective financial advisors, met in Los Angeles, California, for management presentations and related discussions regarding the proposed transaction. The meeting was attended by 12 delegates from Goldcorp (including Mr. Telfer) and 11 delegates from Newmont (including Ms. Doyle) who discussed the transaction structure, due diligence, communications, integration, their respective operations and development projects and the vision for the combined company.

On January 4, 2019, the Goldcorp executive team provided the Goldcorp Special Committee with an update on the status of negotiations, including key transaction terms, a due diligence update and a presentation on their preliminary views regarding certain financial and key transaction considerations of the proposed transaction with Newmont. At the request of the Goldcorp Special Committee, each of TD Securities and BofA Merrill Lynch provided an overview of its approach to financial analysis and discussed the scope of its work to date and remaining work plan. The Goldcorp Special Committee then met in camera with Osler. Osler reviewed, with the Goldcorp Special Committee, certain considerations that could factor into any recommendation to the Goldcorp Board as well as the duties of the directors. The Goldcorp Special Committee then discussed the key deal terms as well as the potential engagement of an independent financial advisor. Following this meeting, the Goldcorp Special Committee engaged Fort Capital as its independent financial advisor. Fort Capital’s compensation under its engagement letter does not depend in whole or in part on any conclusion reached by Fort Capital or on the completion of the Arrangement.

On January 5, 2019, the Goldcorp Special Committee met with Osler and Cassels Brock. Cassels Brock reported on key transaction issues as well as the views of Goldcorp management. The Goldcorp Special Committee discussed with Cassels Brock and Osler the options available to Goldcorp in responding to the transaction terms proposed by Newmont.

Following instructions from the Goldcorp Special Committee, Goldcorp management continued negotiations with Newmont on January 6, 2019 and later that day, following approval by, and upon the instructions of, the Goldcorp Special Committee, Goldcorp sent a revised draft of the Arrangement Agreement to Newmont.

On January 8, 2019, the Goldcorp Special Committee met with Goldcorp management, Osler, Cassels Brock and Fort Capital to receive a detailed overview of the results of management’s due diligence investigation of Newmont and the planned internal and external communication strategy.

On January 8 and 9, 2019, Blake Rhodes, Vice President, Corporate Development of Newmont, Mark Ebel, Associate General Counsel of Newmont, Randall Chatwin, Vice President, Assistant General Counsel of Goldcorp and Mr. Stephens held a series of telephonic negotiations of certain key terms of the Arrangement Agreement.

On January 10, 2019, materials relating to the proposed Arrangement, detailing the revised terms of the proposed transaction and including preliminary financial analysis, as prepared by management, were circulated to the Goldcorp Special Committee and the other members of the Goldcorp Board. On this same date, Goldcorp received an updated draft of the Arrangement Agreement from Newmont, which was delivered to the Goldcorp Special Committee with the management materials.

On January 10 and 11, 2019, Mr. Garofalo, Mr. Attew and Mr. Stephens met with Newmont Representatives in Denver, Colorado to discuss outstanding issues on the Arrangement Agreement, including issues related to regulatory approvals, and the communications plan related to the transaction.

On January 10, 2019, the Goldcorp Special Committee met with Osler to further consider and provide direction regarding outstanding transaction terms, and upon the instructions of the Goldcorp Special Committee, Goldcorp sent its revised draft of the Arrangement Agreement to Newmont following this meeting.

Also on January 10, 2019, Newmont delivered the initial drafts of the form of support and voting agreement to Goldcorp.

On January 11, 2019, Newmont delivered a revised draft of the Arrangement Agreement to Goldcorp, and Mr. Rhodes and Mr. Ebel held further discussions with Mr. Chatwin and Mr. Stephens regarding the terms of the Arrangement Agreement. Over the course of the same day, representatives of Osler and Cassels Brock discussed certain key transaction terms together with Representatives of Newmont’s external counsel, Wachtell, Lipton, Rosen & Katz and Goodmans LLP.

On January 12, 2019, Ms. Briscoe, Mr. Williamson, Ms. Ripley, Ms. Doyle, Stephen Gottesfeld (Newmont EVP and General Counsel) and representatives from Wachtell, Lipton, Rosen & Katz discussed certain terms of the Arrangement, including anticipated change of control payments and bonuses for the 2019 fiscal year for certain employees and the allocation of responsibility for those payments.

On January 12, 2019, the Goldcorp Special Committee met with Goldcorp management, Osler, Cassels Brock, TD Securities, BofA Merrill Lynch and Fort Capital. At that meeting, Goldcorp management provided a detailed presentation regarding its perspectives on the proposed transaction. At the request of the Goldcorp Special Committee, each of TD Securities and BofA Merrill Lynch provided the Goldcorp Special Committee with a preliminary overview of its financial analysis.

Between January 10 and 13, 2019, the Goldcorp and Newmont transaction teams, together with their respective financial and legal advisors, finalized their due diligence, the proposed terms of the Arrangement Agreement and advanced the ancillary documents with a view to completing the negotiations and, if desirable, seeking final Board approvals. Over the course of this period, various drafts of the Arrangement Agreement were exchanged between the Parties.

On January 13, 2019, the Goldcorp Special Committee met with Fort Capital and Osler to discuss the proposed Arrangement and Arrangement Agreement. During the meeting, Fort Capital made a presentation to the Goldcorp Special Committee setting out the analysis conducted by Fort Capital with respect to the financial terms of the Arrangement. Following discussion, Fort Capital provided the Goldcorp Special Committee with its oral opinion (subsequently confirmed in writing) that, subject to certain assumptions, limitations and qualifications, as of January 13, 2019, the Consideration to be received by Goldcorp Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such shareholders. The Goldcorp Special Committee, with the assistance of its independent financial and legal advisors, and having taken into account the Fort Capital Fairness Opinion as well as the financial analysis of the proposed transaction by BofA Merrill Lynch and TD Securities that had been provided to members of the Goldcorp Special Committee in their capacity as directors of Goldcorp, discussed and analyzed the benefits and risks associated with the Arrangement. After careful consideration, the Goldcorp Special Committee unanimously resolved that the Arrangement and the entry into of the Arrangement Agreement are in the best interests of Goldcorp, and to recommend that the Goldcorp Board recommend that Goldcorp Shareholders vote in favour of the Arrangement.

Later in the evening of January 13, 2019, the Goldcorp Board met to receive a presentation by Goldcorp management on the transaction terms, the presentations of its financial advisors regarding each such advisor’s financial analysis, the unanimous recommendation of the Goldcorp Special Committee and to consider whether to approve the Arrangement. TD Securities reviewed with the Goldcorp Board its financial analysis and delivered to the Goldcorp Board an oral opinion, which was confirmed by delivery of a written opinion dated January 13, 2019, to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in its opinion, the Consideration to be received by Goldcorp Shareholders was fair, from a financial point of view, to such holders. BofA Merrill Lynch also reviewed with the Goldcorp Board its financial analysis of the Consideration and delivered to the Goldcorp Board an oral opinion, which was confirmed by delivery of a written opinion dated January 13, 2019, to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in its opinion, the Consideration to be received by Goldcorp Shareholders, was fair, from a financial point of view, to such holders. The Goldcorp Special Committee then reported to the Goldcorp Board on the process it had undertaken, and confirmed its unanimous recommendation that the Goldcorp Board approve the Arrangement and recommend that Goldcorp Shareholders vote in favour of the Arrangement. Following a discussion of the benefits and risks associated with the Arrangement, the Goldcorp Board then unanimously approved the Arrangement Agreement, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Goldcorp (considering the interests of all stakeholders) and was fair to Goldcorp Shareholders, and unanimously resolved to recommend that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

Throughout January 13, 2019, Newmont and Goldcorp, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Newmont and Goldcorp executed the Arrangement Agreement early in the morning on January 14, 2019 and jointly announced the Arrangement Agreement prior to markets opening on January 14, 2019.

The Goldcorp Board unanimously recommends that Goldcorp Shareholders vote IN FAVOUR of the Arrangement Resolution.

Recommendation of the Goldcorp Special Committee

The Goldcorp Special Committee, after consultation with management of Goldcorp and its independent financial and legal advisors and having taken into account the Fort Capital Fairness Opinion, the financial analysis of the proposed transaction by BofA Merrill Lynch and TD Securities that had previously been provided to members of the Goldcorp Special Committee in their capacity as directors of Goldcorp, and such other matters as it considered necessary and relevant, including the factors set out below under the heading “– Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”, unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Goldcorp and unanimously recommended that the Goldcorp Board recommend that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Goldcorp Board

The Goldcorp Board, after consultation with management of Goldcorp, its financial and legal advisors and having taken into account the TD Securities Fairness Opinion, the BofA Merrill Lynch Fairness Opinion and Fort Capital Fairness Opinion, the unanimous recommendation of the Goldcorp Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the heading “– Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board”, unanimously determined that the Arrangement and entering into the Arrangement Agreement are in the best interests of Goldcorp (considering the interests of all stakeholders) and are fair to Goldcorp Shareholders and authorized Goldcorp to enter into the Arrangement Agreement and all related agreements. Accordingly, the Goldcorp Board unanimously recommends that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

All of the Goldcorp Locked-up Shareholders are required to vote all of their Goldcorp Shares in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Goldcorp Voting Agreements.

Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board

In reaching their conclusions and formulating their unanimous recommendations, the Goldcorp Special Committee and the Goldcorp Board consulted with Goldcorp management, their respective legal and financial advisors and, in the case of the Goldcorp Board, with the Goldcorp Special Committee. The Goldcorp Special Committee and the Goldcorp Board also reviewed a significant amount of financial and technical information relating to Newmont and Goldcorp and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendations of the Goldcorp Special Committee and the Goldcorp Board that Goldcorp Shareholders vote in favour of the Arrangement Resolution.

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Creation of the world’s leading gold company. The Arrangement will combine two gold industry leaders to create an unmatched portfolio of operations, projects, exploration opportunities and people in the gold mining sector. Based on current information, Newmont Goldcorp would be the largest gold company globally as measured by market capitalization, enterprise value, gold production, and Mineral Reserves and Mineral Resources. Newmont Goldcorp will also be the only gold company included in the S&P 500.

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Sustainable gold production. Newmont Goldcorp will manage production from 18 operating assets and a robust pipeline of development projects across various jurisdictions. Newmont Goldcorp’s Proven and Probable Mineral Reserves will support an optimized portfolio able to generate sustainable and profitable production of six to seven million gold ounces annually. This will be further supported by a robust project development pipeline that will be prioritized based on the returns and risks of each project.

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Goldcorp Shareholders will receive a premium and opportunity to participate in growth prospects of Newmont Goldcorp. The Consideration represents a 17% premium to the price of Goldcorp Shares (based on each company’s 20-day volume weighted average share price ending on the last trading day prior to the Announcement Date) and will allow Goldcorp Shareholders, who will own approximately 35% of Newmont Goldcorp, to participate in the benefits of the combined company, including the largest pipeline of feasibility and development stage gold assets, and exploration potential in highly prospective gold districts across four continents.

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Diverse asset portfolio in favourable geographies. Newmont Goldcorp’s Mineral Reserves and Mineral Resources will be located in favourable mining jurisdictions, including the United States, Australia, Canada, and Ghana, which will represent approximately 21%, 18%, 15% and 10% of its Mineral Reserves, respectively.

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Solid balance sheet and financial profile. Newmont Goldcorp’s enhanced financial strength and robust free cash flow generation is expected to be able to sustain an investment-grade balance sheet and, subject to board approval, an annual dividend of US$0.56 per Newmont Share (equivalent to approximately US$0.184 per Goldcorp Share), the highest aggregate annual dividend among senior gold producers, and allow Newmont Goldcorp the financial flexibility to invest in exploration, development and the highest return projects through continued disciplined capital allocation in the future.

>	Corporate cultures. Goldcorp management believes, based on interactions over many years, that Newmont and Goldcorp have similar corporate cultures and values.

>	Proven leadership team. Following the Arrangement, management of Newmont Goldcorp will feature proven and experienced mining and business leaders at both the board and executive team levels, along with diverse, high-performing teams at Newmont Goldcorp’s regional and operating sites with a proven track record of maximizing value by delivering long-life and low-cost profitable gold mining operations.

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Synergies. The Arrangement is expected to generate US$100 million in annual pre-tax synergies (which in the course of integration planning following announcement of the Arrangement has been updated to US$200 million to reflect identification of additional supply chain and procurement savings of approximately US$100 million per year). In addition, Newmont’s full potential cost and efficiency improvements represent additional annual anticipated benefits of approximately US$165 million per year. See “Letter to Shareholders”.

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Benefits to Canada. The formation of Newmont Goldcorp allows Canada to participate in a world-leading natural resources company that operates responsibly, is invested in the long-term success of its properties and has the financial strength to explore and develop the next generation of significant gold mines.

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Business climate and review of strategic alternatives. After consultation on the proposed Arrangement with their respective financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Goldcorp, including continuation as an independent enterprise, potential acquisitions and various combinations of Goldcorp or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Goldcorp Special Committee and the Goldcorp Board believe that the Arrangement represents Goldcorp’s best prospect for maximizing shareholder value.

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Fairness opinions. The Goldcorp Special Committee received a fairness opinion from Fort Capital, and the Goldcorp Board received a fairness opinion from each of TD Securities and BofA Merrill Lynch, all dated January 13, 2019, as to the fairness, from a financial point of view and as of the date of the opinions, of the Consideration to be received by Goldcorp Shareholders, based upon and subject to the various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described below in the section entitled “The Arrangement – Goldcorp Fairness Opinions”.

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Support of boards and management teams. The boards of directors of both companies have unanimously recommended support for the Arrangement. Additionally, all of the directors and members of executive management of each of Goldcorp and Newmont have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Goldcorp, the Arrangement Resolution, and in the case of Newmont, the Newmont Resolutions. In the case of Goldcorp, these support and voting agreements relate to shares comprising approximately 0.57% of the issued and outstanding Goldcorp Shares as of the Record Date and in the case of Newmont, these support and voting agreements relate to shares comprising approximately 0.22% of the issued and outstanding Newmont Shares as of February 20, 2019, being the record date of the Newmont Meeting.

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Arm’s length transaction. The Arrangement Agreement is the result of arm’s length negotiations and includes terms and conditions that are reasonable in the judgment of the Goldcorp Special Committee and the Goldcorp Board.

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Conduct of Goldcorp’s business. The Goldcorp Board believes that the restrictions imposed on Goldcorp’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

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Other factors. The Goldcorp Special Committee and the Goldcorp Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Goldcorp and Newmont in the gold market, information concerning Mineral Reserves and Mineral Resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Goldcorp and Newmont and the historical trading prices of the Goldcorp Shares and the Newmont Shares, taking into account the results of Goldcorp’s due diligence review of Newmont and its properties.

In making its determinations and recommendations, the Goldcorp Special Committee and the Goldcorp Board also observed that a number of procedural safeguards were in place and are present to permit the Goldcorp Special Committee and the Goldcorp Board to represent the interests of Goldcorp, Goldcorp Shareholders and other Goldcorp stakeholders. These procedural safeguards include, among others:

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Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Goldcorp’s ability to solicit interest from third parties, the Arrangement Agreement allows Goldcorp to engage in discussions or negotiations regarding any unsolicited competing proposal for Goldcorp received prior to the Goldcorp Meeting that constitutes or would reasonably be expected to constitute a Goldcorp Superior Proposal.

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Reasonable Break Fee. The amount of the Goldcorp Termination Fee, being US$350 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from making an unsolicited Goldcorp Superior Proposal.

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Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting.

>	Court Approvals. The Arrangement is subject to a judicial determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Goldcorp Shareholders.

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Dissent Rights. Registered Goldcorp Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Goldcorp Shares.

The Goldcorp Special Committee and the Goldcorp Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Goldcorp Special Committee and the Goldcorp Board believed that overall, the anticipated benefits of the Arrangement to Goldcorp outweighed these risks and negative factors.

The information and factors described above and considered by the Goldcorp Special Committee and the Goldcorp Board in reaching their determinations and recommendations are not intended to be exhaustive, but include material factors considered by the Goldcorp Special Committee and the Goldcorp Board. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the complexity of these matters, the Goldcorp Special Committee and the Goldcorp Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Goldcorp Special Committee and the Goldcorp Board may have given different weight to different factors.

Goldcorp Fairness Opinions

Fort Capital Fairness Opinion

The Goldcorp Special Committee retained Fort Capital to act as its independent financial advisor in connection with the Arrangement. As part of this mandate, Fort Capital was requested to provide the Goldcorp Special Committee with its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Goldcorp Shareholders pursuant to the Arrangement.

At a meeting of the Goldcorp Special Committee held on January 13, 2019, Fort Capital provided the Goldcorp Special Committee with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the various assumptions, limitations and qualifications set forth therein, Fort Capital is of the opinion that, as of January 13, 2019, the Consideration was fair, from a financial point of view, to the Goldcorp Shareholders.

The full text of the Fort Capital Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications on the review undertaken in connection with the Fort Capital Fairness Opinion, is attached to this Circular as Schedule “C”. This summary of the Fort Capital Fairness Opinion is qualified in its entirety by the full text of the opinion and Goldcorp Shareholders are urged to read the Fort Capital Fairness Opinion in its entirety.

The Fort Capital Fairness Opinion was prepared at the request of and for the information and assistance of the Goldcorp Special Committee in connection with its consideration of the Arrangement. The Fort Capital Fairness Opinion does not constitute a recommendation as to whether or not Goldcorp Shareholders should vote in favour of the Arrangement Resolution or any other matter.

Fort Capital was engaged by the Goldcorp Special Committee to provide the Goldcorp Special Committee with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of the engagement letter with Fort Capital dated January 6, 2019, Goldcorp has agreed to pay Fort Capital a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed. Goldcorp has also agreed to reimburse Fort Capital for its reasonable out-of-pocket expenses and to indemnify Fort Capital in certain circumstances. Neither Fort Capital nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Goldcorp or Newmont or any of their respective associates or affiliates.

BofA Merrill Lynch Fairness Opinion

Goldcorp retained BofA Merrill Lynch to act as Goldcorp’s financial advisor in connection with the Arrangement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Goldcorp selected BofA Merrill Lynch to act as Goldcorp’s financial advisor in connection with the Arrangement on the basis of BofA Merrill Lynch’s experience in transactions similar to the Arrangement, its reputation in the investment community and its familiarity with Goldcorp and its business.

On January 13, 2019, at a meeting of the Goldcorp Board held to evaluate the Arrangement, BofA Merrill Lynch delivered to the Goldcorp Board an oral opinion, which was confirmed by delivery of a written opinion dated January 13, 2019, to the effect that, as of the date of the opinion and based on and subject to various assumptions, limitations and qualifications described in its opinion, the Consideration to be received by Goldcorp Shareholders, was fair, from a financial point of view, to such holders.

The full text of the BofA Merrill Lynch Fairness Opinion to the Goldcorp Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Schedule “D” to this Circular and is incorporated by reference herein in its entirety. The following summary of the BofA Merrill Lynch Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered the BofA Merrill Lynch Fairness Opinion to the Goldcorp Board for the benefit and use of the Goldcorp Board (in its capacity as such) in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The BofA Merrill Lynch Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. The BofA Merrill Lynch Fairness Opinion does not constitute a recommendation to any Goldcorp Shareholder as to how to vote or act in connection with the proposed Arrangement or any other matter.

In connection with rendering the BofA Merrill Lynch Fairness Opinion, BofA Merrill Lynch, among other things:

>	reviewed certain publicly available business and financial information relating to Goldcorp and Newmont;

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reviewed certain internal financial and operating information with respect to the business, operations and prospects of Goldcorp furnished to or discussed with BofA Merrill Lynch by the management of Goldcorp, including certain financial forecasts relating to Goldcorp prepared by the management of Goldcorp (the “Goldcorp forecasts”);

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reviewed certain internal financial and operating information with respect to the business, operations and prospects of Newmont furnished to or discussed with BofA Merrill Lynch by the management of Goldcorp, including certain financial forecasts relating to Newmont prepared by the management of Newmont (the “Newmont forecasts”), as adjusted by the management of Goldcorp (the “adjusted Newmont forecasts”), and discussed with the management of Goldcorp its assessment as to the likelihood of achieving the future financial results reflected in the adjusted Newmont forecasts;

>	reviewed certain estimates as to the amount and timing of cost savings (the “cost savings forecasts”), anticipated by the managements of Goldcorp and Newmont to result from the Arrangement;

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discussed the past and current business, operations, financial condition and prospects of Goldcorp with members of senior management of Goldcorp, and discussed the past and current business, operations, financial condition and prospects of Newmont with members of senior managements of Goldcorp and Newmont;

>	reviewed the potential pro forma financial impact of the Arrangement on Goldcorp and Newmont;

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reviewed the trading histories for Goldcorp Shares and Newmont Shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

>	compared certain financial and stock market information of Goldcorp and Newmont with similar information of other companies BofA Merrill Lynch deemed relevant;

>	reviewed the relative financial contributions of Goldcorp and Newmont to the future financial performance of the combined company on a pro forma basis;

>	reviewed a draft, dated January 13, 2019, of the Arrangement Agreement (the “draft Arrangement Agreement”); and

>	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at the BofA Merrill Lynch Fairness Opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Goldcorp and Newmont that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Goldcorp forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Goldcorp and the other matters covered thereby. With respect to the Newmont forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, with Goldcorp’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Newmont as to the future financial performance of Newmont and the other matters covered thereby. With respect to the adjusted Newmont forecasts, BofA Merrill Lynch assumed, with the consent of Goldcorp, that the management of Goldcorp’s review of and adjustments to the Newmont forecasts were reasonably performed and that the adjusted Newmont forecasts reflect the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Newmont and the other matters covered thereby and BofA Merrill Lynch relied, at the direction of Goldcorp, on the adjusted Newmont forecasts for purposes of its analysis and opinion. With respect to the cost savings forecasts, BofA Merrill Lynch was advised by Goldcorp, and assumed, with the consent of Goldcorp, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Goldcorp and Newmont as to such cost savings forecasts. BofA Merrill Lynch relied, at the direction of Goldcorp, on the assessments of the management of Goldcorp as to Newmont’s ability to achieve the cost savings forecasts following consummation of the Arrangement and BofA Merrill Lynch was advised by the management of Goldcorp, and assumed, with the consent of Goldcorp, that the cost savings forecasts would be realized in the amounts and at the times projected. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Goldcorp, Newmont or any other entity, nor did it make any physical inspection of the properties or assets of Goldcorp, Newmont or any other entity and BofA Merrill Lynch assumed, with the consent of Goldcorp, that there were no material undisclosed liabilities of or relating to Goldcorp, Newmont or any other entity for which appropriate reserves or other provisions have not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of Goldcorp, Newmont or any other entity under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Goldcorp, that the Arrangement would be consummated in accordance with the Arrangement Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Goldcorp, Newmont or the Arrangement (including the contemplated benefits of the Arrangement). BofA Merrill Lynch also assumed, at the direction of Goldcorp, that the final executed Arrangement Agreement would not differ in any material respect from the draft Arrangement Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Consideration to the extent expressly specified in the BofA Merrill Lynch Fairness Opinion), including, without limitation, the form or structure of the Arrangement or any terms, aspects or implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. As the Goldcorp Board was aware, BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Goldcorp or any alternative transaction. The BofA Merrill Lynch Fairness Opinion was limited to the fairness, from a financial point of view, to the Goldcorp Shareholders of the Consideration to be received in the Arrangement by such holders and no opinion or view was expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness

(financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. BofA Merrill Lynch did not express any opinion as to what the value of the Newmont Shares actually would be when issued or the prices at which the Newmont Shares or Goldcorp Shares would trade at any time, including following announcement or consummation of the Arrangement. BofA Merrill Lynch also did not express any view or opinion with respect to, and BofA Merrill Lynch relied, at the direction of Goldcorp, upon, the assessments of representatives of Goldcorp regarding, legal, regulatory, accounting, tax and similar matters relating to Goldcorp, Newmont and the Arrangement as to which BofA Merrill Lynch understood that Goldcorp obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the Arrangement or any other matter.

The BofA Merrill Lynch Fairness Opinion was prepared and provided for the benefit and use of the Goldcorp Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Arrangement and was not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Goldcorp Board.

The BofA Merrill Lynch Fairness Opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of the BofA Merrill Lynch Fairness Opinion. It should be understood that subsequent developments may affect the BofA Merrill Lynch Fairness Opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm the BofA Merrill Lynch Fairness Opinion. The issuance of the BofA Merrill Lynch Fairness Opinion was approved by its fairness opinion review committee. Except as described in this summary, Goldcorp imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering the BofA Merrill Lynch Fairness Opinion.

The discussion set forth below in the section entitled “— Summary of Material Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Goldcorp Board in connection with the BofA Merrill Lynch Fairness Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Financial Analyses.

Goldcorp Standalone Discounted Cash Flow Analysis. Based on the Goldcorp forecasts (including commodity price and foreign exchange assumptions provided by Goldcorp management, referred to herein as the Goldcorp management pricing assumptions), BofA Merrill Lynch performed a discounted cash flow analysis of Goldcorp to calculate the estimated net present value of the standalone unlevered, after-tax free cash flows that Goldcorp was forecasted to generate during the life of Goldcorp’s respective mines and projects (which the Goldcorp forecasts estimated to range over fiscal years 2019 through 2072). The cash flows were discounted to present value as of December 31, 2018 using a discount rate range of 4.0% to 5.2%, based on an estimate of Goldcorp’s real weighted average cost of capital. This analysis, after adjusting for other balance sheet items including cash and debt (which items were provided in the Goldcorp forecasts), indicated an approximate implied per share equity value reference range for Goldcorp of US$9.11 to US$11.31.

Newmont Standalone Discounted Cash Flow Analysis. Based on the adjusted Newmont forecasts and Goldcorp management pricing assumptions, BofA Merrill Lynch performed a discounted cash flow analysis of Newmont to calculate the estimated net present value of the standalone unlevered, after-tax free cash flows that Newmont was forecasted to generate during the life of Newmont’s respective mines and projects (which the adjusted Newmont forecasts estimated to range over fiscal years 2019 through 2054). The cash flows were discounted to present value as of December 31, 2018 using a discount rate range of 3.4% to 4.4%, based on an estimate of Newmont’s real weighted average cost of capital. This analysis, after adjusting for other balance sheet items including cash and debt (which items were provided in the adjusted Newmont forecasts), indicated an approximate implied per share equity value reference range for Newmont of US$29.45 to US$32.44.

Cost Savings Discounted Cash Flow Analysis. Based on the costs savings forecasts, BofA Merrill Lynch performed a discounted cash flow analysis to calculate the estimated net present value of the additional cash flows that would result from the cost savings forecasts. The cost savings forecasts reflected estimated cost savings to be approximately US$100 million per annum and included assumptions as to the timing of realization of such cost savings (and, for clarity, did not include any additional cost savings or synergies identified or determined by Goldcorp and Newmont following announcement of the transaction or any estimated benefits of the Newmont full potential cost and efficiency improvements). The cash flows in the cost savings forecasts were discounted to present value (using assumptions as to timing of realization of such cost savings in the cost savings forecasts) as of December 31, 2018 using a discount rate range of 4.0% to 4.2%, which was based on an estimate of the blended real weighted average cost of capital ranges of Goldcorp and Newmont. This analysis indicated an approximate cost savings net present value reference range of US$468mm to US$473mm, referred to herein as the cost savings net present value reference range.

Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses. BofA Merrill Lynch then applied the approximate implied per share equity value reference ranges derived from the discounted cash flow analysis for each of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”) and Newmont (as described above under “– Newmont Standalone Discounted Cash Flow Analysis”) to derive approximate implied exchange ratio reference ranges exclusive and inclusive of the cost savings net present value reference range (as described above under “– Cost Savings Discounted Cash Flow Analysis”). These approximate implied exchange ratio reference ranges were compared to the implied exchange ratio determined based on the Consideration, adjusted by converting the US$0.02 per share cash consideration to be received by Goldcorp Shareholders pursuant to the Arrangement to 0.0006 Newmont Shares (based on the 20-day volume weighted average price per share of the Newmont Shares, up to January 11, 2019, of US$34.06 based on U.S. trading volumes) implying an all-share transaction exchange ratio of 0.3286, referred to herein as the all-share transaction exchange ratio:

Implied Exchange Ratio Reference Range		All-Share Transaction Exchange Ratio
Exclusive of the Cost Savings	Inclusive of the Cost Savings
0.2808 – 0.3841	0.2734 – 0.3731	0.3286

Goldcorp Shareholder Pro Forma Ownership Analyses. BofA Merrill Lynch then applied the approximate implied exchange ratio reference ranges described above under “– Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, to derive approximate implied reference ranges for the aggregate Goldcorp Shareholder pro forma ownership of Newmont Goldcorp. These approximate implied aggregate Goldcorp Shareholder pro forma ownership reference ranges were compared to the aggregate Goldcorp Shareholder pro forma ownership of Newmont Goldcorp of 34.71%, which results from the all-share transaction exchange ratio, referred to herein as the all-share aggregate Goldcorp Shareholder pro forma ownership:

Implied Aggregate Goldcorp Shareholder Pro Forma Ownership Reference Range		All-Share Aggregate Goldcorp Shareholder Pro Forma Ownership
Exclusive of the Cost Savings	Inclusive of the Cost Savings
31.24% – 38.33%	30.67% – 37.64%	34.71%

Goldcorp Shareholder Discounted Cash Flow Intrinsic Value Accretion Analyses. BofA Merrill Lynch also calculated the illustrative intrinsic value accretion to Goldcorp Shareholders that would result from the Arrangement by comparing the all-share aggregate Goldcorp Shareholder pro forma ownership of the sum of the respective reference ranges of approximate implied equity values calculated by BofA Merrill Lynch for each of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”) and Newmont (as described above under “– Newmont Standalone Discounted Cash Flow Analysis”), exclusive and inclusive of the cost savings net present value reference range (as described above under “– Cost Savings Discounted Cash Flow Analysis”), to the approximate implied equity value reference range of Goldcorp (as described above under “– Goldcorp Standalone Discounted Cash Flow Analysis”). These analyses indicated illustrative intrinsic value accretion to Goldcorp Shareholders ranging from (9.4%) to 11.1%, exclusive of the cost savings, and from (7.8%) to 13.2%, inclusive of the cost savings. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors.

BofA Merrill Lynch also observed certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to the BofA Merrill Lynch Fairness Opinion but were referenced for informational purposes, including, among other things, the following:

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historical trading prices per share of Goldcorp Shares and Newmont Shares during the 52-week period ended January 11, 2019, which ranged from US$8.42 to US$15.55 and US$29.06 to US$42.04, respectively.

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historical trading prices per share of Goldcorp Shares and Newmont Shares during the period from October 24, 2018, the date that Goldcorp released its earnings for its third quarter ended September 30, 2018, to January 11, 2019, which ranged from US$8.42 to US$10.08 and US$29.06 to US$35.18, respectively.

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analyst share price targets, as of January 11, 2019, for Goldcorp Shares in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont), each discounted by one year at an estimated cost of equity of 7.7%, which ranged from US$8.35 to US$16.24 per share.

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analyst stock price targets, as of January 11, 2019, for Newmont Shares in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont), each discounted by one year at an estimated cost of equity of 6.0%, which ranged from US$31.12 to US$46.21 per share.

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analyst net asset value per share estimates, as of January 11, 2019, for Goldcorp Shares and Newmont Shares in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont, and with estimates in Canadian dollars converted to U.S. dollars at the spot exchange rate on January 11, 2019 of C$1.326 to one U.S. dollar), which ranged from US$7.43 to US$13.80 per share and US$17.79 to US$35.80 per share, respectively.

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the relationship between movements in Goldcorp Shares and Newmont Shares during each of the one-year and three-year periods ended January 11, 2019, including (i) the daily ratio of the closing price of Goldcorp Shares to the closing price of Newmont Shares during such periods, in U.S. dollar terms with no adjustments for ordinary cash dividends, and the average of this ratio calculated over various periods ended January 11, 2019, and (ii) the historical Goldcorp pro forma ownership of Newmont Goldcorp, based on such daily ratios over each of the one-year and three-year periods ended January 11, 2019, and the average of such Goldcorp historical pro forma ownership calculated over various periods ended January 11, 2019.

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the discounted cash flow analysis described above under “– Summary of Material Financial Analyses – Goldcorp Standalone Discounted Cash Flow Analysis”, but replacing the Goldcorp management pricing assumptions with commodity price and foreign exchange assumptions in publicly available research analyst reports (including only harmonized brokers that cover both Goldcorp and Newmont), referred to herein as the street analyst pricing assumptions, which analysis indicated approximate implied per share equity value reference ranges for Goldcorp of US$9.67 to US$12.02.

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the discounted cash flow analyses described above under “– Summary of Material Financial Analyses – Newmont Standalone Discounted Cash Flow Analysis”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, which analyses indicated approximate implied per share equity value reference ranges for Newmont of US$30.19 to US$33.31.

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at the request of Goldcorp management, the sensitivity of the implied exchange ratio reference range determined as described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses” and the implied aggregate Goldcorp Shareholder pro forma ownership reference range determined as described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma Ownership Analyses” in each case inclusive of the cost savings, to fluctuations in the prices of gold, silver and copper. In this analysis, BofA Merrill Lynch varied, independently, the Goldcorp management pricing assumptions for gold, silver and copper plus and minus 10% for each year of the forecasts. This analysis resulted in an overall implied exchange ratio reference range of 0.2559 to 0.3953 and an overall implied aggregate Goldcorp Shareholder pro forma ownership reference range of 29.28% to 39.01%. The applicable implied exchange ratio reference range of 0.2734 to 0.3731 determined as described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, in addition to the all-share transaction exchange ratio of 0.3286, fell within the foregoing overall implied exchange ratio range resulting from the sensitivity analysis, and the applicable implied aggregate Goldcorp Shareholder pro forma ownership reference range of 30.67% to 37.64% determined as described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma Ownership Analyses”, in addition to the all-share aggregate Goldcorp Shareholder pro forma ownership of 34.71%, fell within the foregoing overall implied aggregate Goldcorp Shareholder pro forma ownership range resulting from the sensitivity analysis.

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the analyses described above under “– Summary of Material Financial Analyses – Newmont and Goldcorp Discounted Cash Flow Exchange Ratio Analyses”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, which analyses indicated the following implied exchange ratio reference ranges, as compared to the all-share transaction exchange ratio:

Implied Exchange Ratio Reference Range		All- Share Transaction Exchange Ratio
Exclusive of the Cost Savings	Inclusive of the Cost Savings
0.2904 to 0.3981	0.2829 to 0.3870	0.3286

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the analyses described above under “– Summary of Material Financial Analyses – Goldcorp Shareholder Pro Forma Ownership Analyses”, but replacing the Goldcorp management pricing assumptions with the street analyst pricing assumptions, which analyses indicated the following approximate implied aggregate Goldcorp Shareholder pro forma ownership reference ranges, as compared to the all-share aggregate Goldcorp Shareholder pro forma ownership:

Implied Aggregate Goldcorp Shareholder Pro Forma Ownership Reference Range		All-Share Aggregate Goldcorp Shareholder Pro Forma Ownership
Exclusive of the Cost Savings	Inclusive of the Cost Savings
31.97% to 39.18%	31.40% to 38.51%	34.71%

Miscellaneous

As noted above, the discussion set forth above in the section entitled “– Summary of Material Financial Analyses” is a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Goldcorp Board in connection with the BofA Merrill Lynch Fairness Opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with the BofA Merrill Lynch Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Goldcorp and Newmont. The estimates of the future performance of Goldcorp and Newmont in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favourable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to the Goldcorp Board in connection with the delivery of the BofA Merrill Lynch Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Goldcorp or Newmont.

The type and amount of consideration payable in the Arrangement was determined through negotiations between Goldcorp and Newmont, rather than by any financial advisor, and was approved by the Goldcorp Board. The decision to enter into the Arrangement Agreement was solely that of the Goldcorp Board. As described above, the BofA Merrill Lynch Fairness Opinion and analyses were only one of many factors considered by the Goldcorp Board in its evaluation of the proposed Arrangement and should not be viewed as determinative of the views of the Goldcorp Board or Goldcorp management with respect to the Arrangement or the Consideration.

BofA Merrill Lynch will receive a fee for its services in connection with the Arrangement, a portion of which was payable upon delivery of the BofA Merrill Lynch Fairness Opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, Goldcorp has agreed to reimburse BofA Merrill Lynch for its reasonable expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities Laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Goldcorp, Newmont and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Goldcorp and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain credit facilities and other credit arrangements of Goldcorp and/or certain of its affiliates, and (ii) having provided or providing certain derivatives and foreign exchange trading services to Goldcorp and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Goldcorp and/or certain of its affiliates. From January 1, 2017 through December 31, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from Goldcorp and certain of its affiliates of less than US$1 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Newmont and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Newmont and/or certain of its affiliates, (ii) having provided or providing certain commodity, derivatives and foreign exchange trading services to Newmont and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Newmont and/or certain of its affiliates, and (iv) having provided or providing certain treasury management services and products to Newmont and/or certain of its affiliates. From January 1, 2017 through December 31, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from Newmont and certain of its affiliates of less than US$1 million for investment and corporate banking services.

TD Securities Fairness Opinion

Goldcorp retained TD Securities to act as its financial advisor in connection with the Arrangement. As part of this mandate, TD Securities was requested to provide the Goldcorp Board with its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Goldcorp Shareholders pursuant to the Arrangement.

At a meeting of the Goldcorp Board held on January 13, 2019, TD Securities provided the Goldcorp Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the particular assumptions, limitations and qualifications set forth therein, TD Securities is of the opinion that, as of January 13, 2019, the Consideration was fair, from a financial point of view, to the Goldcorp Shareholders.

The full text of the TD Securities Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the TD Securities Fairness Opinion, is attached to this Circular as Schedule “E”. This summary of the TD Securities Fairness Opinion is qualified in its entirety by the full text of the opinion and Goldcorp Shareholders are urged to read the TD Securities Fairness Opinion in its entirety.

The TD Securities Fairness Opinion was prepared at the request of and for the information and assistance of the Goldcorp Board in connection with its consideration of the Arrangement. The TD Securities Fairness Opinion does not constitute a recommendation as to whether or not Goldcorp Shareholders should vote in favour of the Arrangement Resolution or any other matter.

TD Securities was engaged by Goldcorp to provide Goldcorp with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of the engagement letter with TD Securities, effective December 18, 2018, Goldcorp has agreed to pay TD Securities a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed and an additional fee for its services in connection with the Arrangement, which is contingent upon the completion of the Arrangement. Goldcorp has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities in certain circumstances. Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Goldcorp or Newmont or any of their respective associates or affiliates.

Completion of the Arrangement

Principal Steps of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to this Circular as Schedule “B”.

If the Arrangement is approved at the Goldcorp Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date (which is expected to occur in the second quarter of 2019). Commencing at the Effective Time, in five minute increments each of the following events will occur and will be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

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each Dissent Share will be deemed to be transferred and assigned to Newmont (free and clear of any Liens) for the consideration contemplated in the Plan of Arrangement and such Dissenting Goldcorp Shareholder will cease to be the registered holder and the name of such registered holder will be removed from the register. At such time each Dissenting Goldcorp Shareholder will have only the rights set out in the Plan of Arrangement, such Dissenting

Goldcorp Shareholder will be deemed to have executed and delivered all consents required to transfer and assign each such Dissent Share and Newmont will be the holder of all of the outstanding Dissent Shares.

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each Goldcorp Share (other than any Goldcorp Share held by Newmont or any of its affiliates (including all Dissent Shares)) will be deemed to be transferred and assigned by the holder thereof to Newmont in exchange for the Consideration, subject to the Plan of Arrangement, and (i) the registered holder will cease to be the registered holder; (ii) the registered holder will be deemed to have executed and delivered all consents required to transfer and assign each such Goldcorp Share; and (iii) Newmont will be the holder of all of the outstanding Goldcorp Shares.

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each Goldcorp Option outstanding at the Effective Time (whether vested or unvested) will remain outstanding on its existing terms (except as otherwise provided in the Arrangement Agreement or in the Plan of Arrangement), and notwithstanding anything to the contrary in any applicable option grant agreement, employment agreement or other document governing or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Option Plan or any Goldcorp Options, and pursuant to section 3.1(2) of the Goldcorp Option Plan, upon the exercise of each Goldcorp Option the holder thereof shall be entitled to receive, and shall accept, in lieu of the number of Goldcorp Shares which such holder was entitled upon such exercise, a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each such Goldcorp Share; provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating all Newmont Shares issuable to such holder in respect of all such holder’s Goldcorp Options that are exercised on a particular date) shall be rounded down to the nearest whole number. If the adjustment to the Goldcorp Options contemplated by the Plan of Arrangement results in a disposition of Goldcorp Options for options to acquire Newmont Shares or “new” Goldcorp Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Notwithstanding the foregoing, if required, the number of Newmont Shares to which a holder of a Goldcorp Option will be entitled on exercise of the Goldcorp Option will be reduced such that (i) the excess (if any) of the aggregate fair market value of the Newmont Shares underlying such holder’s Goldcorp Option immediately following the Effective Time over the aggregate exercise price (if any) of such Goldcorp Option does not exceed (ii) the excess (if any) of the aggregate fair market value of the Goldcorp Shares underlying the holder’s Goldcorp Option immediately before the Effective Time over the aggregate exercise price (if any) of such Goldcorp Option. Notwithstanding anything to the contrary in the Arrangement Agreement, the Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan to, following a termination without cause or for termination for Good Reason (as defined in the respective employment agreements), permit the exercise of the Goldcorp Options until the respective expiry dates, notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement.

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each Goldcorp Phantom RSU will remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable grant letter, employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Phantom RSU Plan or any Goldcorp Phantom RSUs, pursuant to the determination of the Committee (as defined in the Goldcorp Phantom RSU Plan) in accordance with the Plan of Arrangement, the “Share Value” (as defined in the Goldcorp Phantom RSU Plan) will mean the product obtained by multiplying (i) the trading price of a Newmont Share on the NYSE at the close of business on the date of expiry of the Restricted Period (as defined in the Goldcorp Phantom RSU Plan), by (ii) the Equity Award Exchange Ratio.

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each Goldcorp PSU will remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable PSU Agreement (as defined in the Goldcorp PSU Plan), employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp PSU Plan or any Goldcorp PSUs:

(a)	the Multiplier (as defined in the Goldcorp PSU Plan) for each Goldcorp PSU will be deemed to be 100 per cent; and

(b)

pursuant to the determination of the Board (as defined therein) pursuant to the Arrangement Agreement, “Fair Market Value” (as defined in the Goldcorp PSU Plan) will mean, on a particular day, the product obtained by multiplying (A) the volume weighted average price of the Newmont Shares on the NYSE for the 30 trading day period prior to and including the particular day, by (B) the Equity Award Exchange Ratio.

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each Goldcorp RSU will be deemed to be exchanged by the holder thereof in accordance with subsection 7(1.4) of the Tax Act, without any further act of formality on its part, for a Replacement RSU that has the same vesting conditions as the Goldcorp RSU for which it was exchanged and that entitles the holder to receive, upon vesting and in accordance with the terms of the Newmont Incentive Plan, a number of Newmont Shares equal to the product obtained by multiplying (i) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio; provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating) will be rounded down to the nearest whole number, and (A) the holder thereof will cease to be the holder of each such Goldcorp RSU; (B) the Goldcorp RSU Plan and all agreements relating to the Goldcorp RSUs will be terminated and will be of no further force and effect; (C) notwithstanding the foregoing, if required, the number of Newmont Shares to which a former holder of a Goldcorp RSU will be entitled under the Replacement RSU will be reduced such that (x) the excess (if any) of the aggregate fair market value of the Newmont Shares underlying such holder’s Replacement RSU immediately following the exchange over the aggregate exercise price (if any) of such Replacement RSU does not exceed (y) the excess (if any) of the aggregate fair market value of the Goldcorp Shares underlying the holder’s corresponding Goldcorp RSU immediately before the exchange over the aggregate exercise price (if any) of such Goldcorp RSU; and (D) the Committee (as defined in the Newmont Incentive Plan) irrevocably elects to settle all Replacement RSUs solely in consideration for Newmont Shares, and such Replacement RSUs are, and are deemed to be, a right to acquire Newmont Shares (subject to the terms and conditions of the Replacement RSU and the Newmont Incentive Plan) and the Newmont committee shall not have the discretion (notwithstanding the terms of the Newmont Incentive Plan) to defer delivery of the Newmont Shares beyond the respective dates on which those Newmont Shares vest.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

The Effective Date will be the date upon which Newmont and Goldcorp agree in writing, or in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions). Completion of the Arrangement is expected to occur in the second quarter of 2019; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties or otherwise in accordance with the terms of the Arrangement Agreement.

Although Goldcorp and Newmont’s objective is to have the Effective Date occur as soon as possible after the Goldcorp Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances, including the Key Regulatory Approvals. Goldcorp or Newmont may determine not to complete the Arrangement without prior notice to or action on the part of Goldcorp Shareholders or Newmont Stockholders. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Treatment of Long-Term Incentives/Convertible Securities

At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Goldcorp Phantom RSU and Goldcorp PSU that is outstanding immediately prior to the Effective Time will remain outstanding and the terms of such Goldcorp Phantom RSUs and Goldcorp PSUs will be determined in accordance with the existing terms of the Goldcorp Phantom RSU Plan and Goldcorp PSU Plan, respectively, and the Plan of Arrangement. Each Goldcorp Option outstanding at the Effective Time will remain outstanding on its existing terms (except as otherwise provided in the Arrangement Agreement or in the Plan of Arrangement), and upon exercise of each such Goldcorp Option, the holder shall be entitled to receive a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each Goldcorp Share underlying such Goldcorp Option. The Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan in order to provide that, following a termination without cause or for termination for Good Reason (as defined in the respective employment agreements), each such Goldcorp Option will remain outstanding until its expiry date notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement. In addition, each Goldcorp RSU that is outstanding immediately prior to the Effective Time will be exchanged for a Newmont RSU with respect to the number of Newmont Shares equal to the product obtained by multiplying (A) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio.

Letter of Transmittal

A Letter of Transmittal will be mailed by Computershare Trust Company, N.A. as Depositary to each Person who was a Registered Goldcorp Shareholder on the Effective Date. The Letter of Transmittal is only for use by Registered Goldcorp Shareholders. In order to receive the Consideration that a Registered Goldcorp Shareholder is entitled to receive under the Arrangement, each Registered Goldcorp Shareholder must forward a properly completed and duly executed Letter of Transmittal along with accompanying certificate(s) representing Goldcorp Shares to the Depositary, together with such other documents as the Depositary may require. All presentations of Goldcorp Shares made with the Depositary under the Arrangement are irrevocable.

Beneficial Goldcorp Shareholders whose Goldcorp Shares are registered in the name of a broker, dealer, bank, trust company or other nominee will receive their Newmont Shares and Cash Consideration through the facilities of The Canadian Depository for Securities Limited or the Depository Trust Company and their respective financial intermediary members with no further action required. Beneficial Goldcorp Shareholders need only contact their nominee for assistance should they wish to change where or how their Newmont Shares will be held.

To prevent a delay in receiving the Consideration due under the Arrangement, Registered Goldcorp Shareholders should consider re-registering their Goldcorp Shares with an Intermediary prior to the Effective Date.

Any use by a Goldcorp Shareholder of mail to transmit a Letter of Transmittal and accompanying certificate(s) representing Goldcorp Shares is at the risk of the Goldcorp Shareholder. If these documents are mailed, it is recommended that registered or overnight mail, properly insured, be used.

Whether or not Goldcorp Shareholders forward a Letter of Transmittal and the certificate(s) representing their Goldcorp Shares to the Depositary, upon completion of the Arrangement, Goldcorp Shareholders will cease to be shareholders of Goldcorp as of the Effective Time and will thereafter only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Goldcorp Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Goldcorp Shares in accordance with the dissent procedures. See “Regulatory Matters and Approvals – Rights of Dissenting Goldcorp Shareholders”.

The instructions for exchanging Goldcorp Shares and presenting such Goldcorp Shares with the Depositary will be set out in the Letter of Transmittal. Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letters of Transmittal and certificates representing Goldcorp Shares, must be guaranteed by an Eligible Institution.

Once the Letter of Transmittal has been mailed by Computershare Trust Company, N.A. as Depositary to Registered Goldcorp Shareholders as of the Effective Date, the Letter of Transmittal will be available under Goldcorp’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Exchange Procedure

Newmont and Goldcorp have appointed Computershare Trust Company, N.A. to act as Depositary to handle the exchange of Goldcorp Shares for the Consideration. Following receipt of the Final Order and at least one Business Day prior to the Effective Date, Newmont will deposit the Consideration Shares and sufficient cash with the Depositary to satisfy the Consideration payable to Goldcorp Shareholders pursuant to the Arrangement.

As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Goldcorp Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate(s) representing the Goldcorp Shares held by such Goldcorp Shareholder, the certificate(s) representing the Consideration Shares issuable to, and a cheque representing the Cash Consideration and any cash in lieu of any fractional Newmont Shares and any dividends or other distributions with a record date after the Effective Time that such former Goldcorp Shareholder has the right to receive pursuant to the Plan of Arrangement, payable to, such Goldcorp Shareholder pursuant to the Arrangement. Consideration Shares will be registered in, and cheque will be payable in, such name or names as set out in the Letter of Transmittal, delivered to the address or addresses as such Goldcorp Shareholder directed in their Letter of Transmittal. If no instructions are provided by the Goldcorp Shareholder in the Letter of Transmittal, the Consideration will be issued in the name of the Goldcorp Shareholder and mailed to the address of the Goldcorp Shareholder as it appears on the register previously maintained by AST.

Goldcorp Shareholders may take delivery of the Consideration payable to them under the Arrangement by delivering the certificates(s) representing Goldcorp Shares formerly held by them accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require to the Depositary at the offices indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. The certificate(s) representing the Consideration Shares and the cheques representing the Cash Consideration payable to such Goldcorp Shareholders pursuant to the Arrangement will be delivered as soon as reasonably practicable after receipt by the Depositary of the applicable Letters of Transmittal and certificates representing the Goldcorp Shares and other required documents.

The exchange of Goldcorp Shares for the Consideration in respect of any Beneficial Goldcorp Shareholder is expected to be made with the Beneficial Goldcorp Shareholder’s nominee account through the procedures in place for such purposes between CDS & Co. or Cede & Co and such nominee. Beneficial Goldcorp Shareholders should contact their nominee if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive the Consideration in respect of their Goldcorp Shares.

Cancellation of Rights

From and after the Effective Date, certificates or DRS Statements, as applicable, formerly representing Goldcorp Shares, other than Dissent Shares, which are held by a Goldcorp Shareholder will represent only the right to receive the Consideration payable therefor under the Arrangement (after giving effect to any applicable tax withholdings). If any former Goldcorp Shareholder fails to deliver to the Depositary a duly completed Letter of Transmittal, the certificate(s) representing their Goldcorp Shares or any other documents required to be delivered to the Depositary in order for such former Goldcorp Shareholder to receive the Consideration which such former Goldcorp Shareholder is entitled to receive pursuant to the Arrangement on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former Goldcorp Shareholder, will be deemed to have surrendered and forfeited to Newmont or its successors, any Consideration held by the Depositary as agent for such former Goldcorp Shareholder and (ii) any certificate(s) or DRS Statements(s), as applicable, representing Goldcorp Shares formerly held by such former Goldcorp Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Newmont (or any successor to Newmont) for no consideration and will be cancelled. None of Goldcorp or Newmont, nor any of their respective successors, will be liable to any Person in respect of any Consideration (including any Consideration previously held by the Depositary as agent for any such former Goldcorp Shareholder) which is forfeited to Goldcorp or Newmont or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. Accordingly, former Goldcorp Shareholders who deposit with the Depositary any certificate(s) representing Goldcorp Shares after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in Goldcorp, Newmont or Newmont Goldcorp and will not be paid any compensation.

Treatment of Fractional Consideration

No fractional Consideration Shares will be issued to Goldcorp Shareholders. Where the aggregate number of Newmont Shares to be issued to a Goldcorp Shareholder as Consideration under the Arrangement would result in a fraction of a Newmont Share being issuable, the number of Newmont Shares to be received by such Goldcorp Shareholder shall be rounded down to the nearest whole Newmont Share. In lieu of any such fractional Newmont Share, each Goldcorp Shareholder otherwise entitled to a fractional interest in a Newmont Share will be entitled to receive a cash payment equal to an amount representing such Goldcorp Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such Goldcorp Shareholders of the Newmont Excess Shares. The Plan of Arrangement sets out the treatment of any fraction of a Newmont Share that a former holder of Goldcorp RSUs is entitled to receive upon vesting of the applicable Replacement RSU and in accordance with the terms of the Newmont Incentive Plan. The Plan of Arrangement sets out the treatment of any fraction of a Newmont Share that a former holder of Goldcorp Options is entitled to receive upon exercise of the applicable Goldcorp Option.

Lost Certificates

In the event that any certificate or DRS Statement, as applicable, which immediately prior the Effective Time represented one or more outstanding Goldcorp Shares in respect of which the holder was entitled to receive the Consideration pursuant to the Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate or DRS Statement, as applicable, to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate or DRS Statement, as applicable, the Consideration to which such holder is entitled in respect of the Goldcorp Shares represented by such lost, stolen, or destroyed certificate or DRS Statement, as applicable, pursuant to the Arrangement deliverable in accordance with such shareholder’s duly completed and executed Letter of Transmittal. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate or DRS Statement, as applicable, representing Goldcorp Shares, the holder to whom Consideration is to be delivered will, as a condition precedent to the issuance and payment thereof, give a bond satisfactory to Newmont and the Depositary, acting reasonably, in such sum as Newmont may direct or otherwise indemnify Newmont and Goldcorp in a manner satisfactory to Newmont and Goldcorp, against any claim that may be made against one or both of them with respect to the certificate or DRS Statement, as applicable, alleged to have been lost, stolen or destroyed.

Mail Service Interruptions

Notwithstanding the provisions of the Arrangement, the Circular and the Letter of Transmittal, certificate(s) representing the Consideration Shares and cheques representing the Cash Consideration to be delivered in payment for Goldcorp Shares deposited pursuant to the Arrangement and any certificate(s) representing Goldcorp Shares to be returned will not be mailed if Newmont determines that delivery thereof by mail may be delayed.

Persons entitled to certificates, cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificate(s) representing Goldcorp Shares in respect of which Consideration Shares and Cash Consideration are being delivered were originally deposited upon application to the Depositary until such time as Newmont has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, cheques and other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Shares were deposited.

Withholding Rights

Newmont, Goldcorp, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Goldcorp Securityholders and/or any other Person under the Plan of Arrangement such amounts any of them are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of the Tax Act, the Code or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under the Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, Newmont, Goldcorp, any of their affiliates and the Depositary are authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable thereunder to such Person as is necessary to provide sufficient funds to Newmont, Goldcorp, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Newmont, Goldcorp, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such

Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to the Newmont Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate(s) which, immediately prior to the Effective Time, represented outstanding Goldcorp Shares, unless and until the surrender of such certificate(s) in exchange for the Consideration deliverable therefor pursuant to the terms of the Plan of Arrangement. Subject to applicable Law and the Plan of Arrangement, at the time of such surrender, there shall, in addition to the delivery of Consideration to which such Goldcorp Shareholder is thereby entitled, be delivered to such Goldcorp Shareholder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Newmont Shares. For greater certainty, no holder of Goldcorp Shares will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than any declared but unpaid dividends.

Adjustment of Consideration

The Consideration to be paid for each Goldcorp Share will be adjusted to reflect the effect of changes in the number of outstanding Newmont Shares that are issued and outstanding after the date of the Arrangement Agreement and prior to the Effective Time by reason of any stock split or consolidation of the Newmont Shares and where any dividend or other distribution is declared, set aside or paid to Goldcorp Shareholders of record as of a time prior to the Effective Time (other than Goldcorp’s regular quarterly dividend paid in the ordinary course consistent with past practice).

Expenses

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the transactions contemplated thereby, will be paid by the Party incurring such expenses.

The estimated costs to be incurred by Goldcorp with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, public relations, accounting, legal and other administrative and professional fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, run-off insurance, and stock exchange and other regulatory filing fees, are expected to aggregate approximately US$37 million, based on certain assumptions.

REGULATORY MATTERS AND APPROVALS

Other than the Goldcorp Shareholder Approval, the Newmont Stockholder Approval, the Final Order, the Key Regulatory Approvals and the necessary approval of the NYSE for the listing of the Consideration Shares (subject to official notice of issuance) having been obtained, Goldcorp is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Goldcorp currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Goldcorp Shareholder Approval at the Goldcorp Meeting, receipt of the Newmont Stockholder Approval at the Newmont Meeting, receipt of the Final Order, receipt of the Key Regulatory Approvals, having obtained the necessary approval of the NYSE for the listing of the Consideration Shares (subject to official notice of issuance) and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the second quarter of 2019.

Shareholder Approvals

Goldcorp Shareholder Approval

At the Goldcorp Meeting, Goldcorp Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Schedule “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the OBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting. Should the Goldcorp Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Goldcorp Board, without further notice to or approval of the Goldcorp Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement.

The Goldcorp Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Goldcorp Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Recommendation of the Goldcorp Board” above.

We recommend that you vote IN FAVOUR of the Arrangement Resolution

Newmont Stockholder Approval

At the Newmont Meeting, Newmont Stockholders will be asked to approve the Authorized Capital Resolution and the Share Issuance Resolution.

The Authorized Capital Resolution

Approval of the Authorized Capital Resolution is a condition for completion of the Arrangement as, pursuant to the terms of the Arrangement, up to 285,000,000 Newmont Shares will be issuable to Goldcorp Shareholders as partial consideration for their Goldcorp Shares under Arrangement. As of February 20, 2019, 532,669,445 Newmont Shares were issued and outstanding, which in aggregate with the Newmont Shares issuable to Goldcorp Shareholders, exceeds the maximum authorized capital of 750,000,000 Newmont Shares under Newmont’s Restated Certificate of Incorporation. Pursuant to the DGCL and the Arrangement Agreement, Newmont is required to submit the Authorized Capital Resolution to Newmont Stockholders for approval, which requires the affirmative vote of the holders of a majority of the outstanding Newmont Shares as of the record date for the Newmont Meeting. An abstention from voting or a broker non-vote on the Authorized Capital Resolution will have the same effect as a vote against the Authorized Capital Resolution.

The Share Issuance Resolution

Because the Newmont Shares are listed for trading on the NYSE, the issuance of additional Newmont Shares is subject to the NYSE Listed Company Manual. Pursuant to section 312.03(c) of the NYSE Listed Company Manual, a listed company is required to obtain stockholder approval prior to the issuance of common stock in any transaction where the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the number of outstanding common stock of the listed issuer before the issuance of the common. As the Arrangement will result in Newmont issuing in excess of 20% of the outstanding Newmont Shares as partial consideration for the Goldcorp Shares under the Arrangement, approval of the Share Issuance Resolution is a condition for the completion of the Arrangement. Approval of the Share Issuance Resolution requires the affirmative vote of the holders of a majority of the votes properly cast on the Share Issuance Resolution at the Newmont Meeting. Under the rules of the NYSE, an abstention from voting is effectively treated as a vote cast against the Share Issuance Resolution. A broker non-vote on the Share Issuance Resolution will have no effect on the outcome of the vote on the Share Issuance Resolution.

Court Approvals

The Arrangement requires approval by the Court under section 182 of the OBCA. Prior to the mailing of this Circular, on February 22, 2019, Goldcorp obtained the Interim Order providing for the calling and holding of the Goldcorp Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Schedule “F”.

Under the Arrangement Agreement, Goldcorp is required to seek the Final Order as soon as reasonably practicable, but in any event not later than three Business Days following the approval of the Arrangement Resolution by Goldcorp Shareholders at the Goldcorp Meeting, the approval of the Newmont Resolutions by Newmont Stockholders at the Newmont Meeting and the receipt of the Regulatory Approvals. The Court hearing in respect of the Final Order is expected to take place on or about April 8, 2019 at the Courthouse at 330 University Avenue, Toronto, Ontario, Canada or as soon thereafter as is reasonably practicable.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement. The Court has broad discretion under the OBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Goldcorp and/or Newmont may determine not to proceed with the transactions contemplated in the Arrangement Agreement. Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of Consideration Shares and Replacement RSUs pursuant to the Arrangement to holders of Goldcorp Shares or Goldcorp RSUs, as the case may be, provided by section 3(a)(10) thereof on the basis of the Final Order. Under the terms of the Interim Order, each holder of Goldcorp Shares and Goldcorp RSUs will have the right to appear and make submission at the application for the Final Order subject to such party filing with the Court and serving upon Goldcorp and/or Newmont, by service upon counsel to Goldcorp: Cassels Brock and Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson and counsel to Newmont: Goodmans LLP, Bay Adelaide Centre – West Tower, 333 Bay

Street, Suite 3400, Toronto, Ontario M5H 2S7, Attention: Tom Friedland, a notice of appearance in the form required by the Court’s rules, and any additional affidavits or other materials on which a party intends to rely, as soon as reasonably practicable, and in any event, no later than 4:00 p.m. (Toronto time) on the second last Business Day before the hearing of the application or such other date as the Court may order. There can be no assurance that the Court will approve the Arrangement.

For further information regarding the Court hearing and your rights in connection therewith, see the form of Notice of Application attached hereto as Schedule “F”. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals shall have been obtained. Within the time prescribed after the date of the Arrangement Agreement, each Party, or where appropriate, Newmont or both Parties jointly, shall make all required notifications, filings, applications and submissions required to obtain the Key Regulatory Approvals and shall use their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on their respective parts to discharge their respective obligations under the Arrangement Agreement or otherwise advisable under Laws in connection with the Arrangement and the Arrangement Agreement provided that, Newmont is under no obligation to (i) propose, negotiate, effect or agree to, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of Newmont or Goldcorp or their respective Subsidiaries or otherwise take any action that prohibits or limits Newmont’s freedom of action with respect to, or Newmont’s ability to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of Newmont, Goldcorp or their respective Subsidiaries, except as set out in the Arrangement Agreement with respect to obtaining the Investment Canada Act Approval; or (ii) defend any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under any Law or seeking to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned. With respect to obtaining the Investment Canada Act Approval, Newmont has agreed to propose, negotiate and enter into reasonable undertakings necessary to obtain the Investment Canada Act Approval, as soon as reasonably possible.

See “Transaction Agreements – The Arrangement Agreement – Conditions”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period.

In addition or as an alternative to filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a No-Action Letter. If the Commissioner issues an ARC, the parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion where the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed; the Tribunal cannot issue an order, however, where the Parties have been able to establish the elements of the statutory efficiencies defence. The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an ARC was issued, provided that the Notifiable Transaction was completed within one year after the ARC was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No-Action Letter.

Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on January 24, 2019. On February 11, 2019, the Commissioner issued a No-Action Letter and a Waiver, exempting the Parties from filing a Notification and terminating the waiting period.

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act (the “Minister”) is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada (a “Reviewable Transaction”).

The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction under the Investment Canada Act.

Under the Investment Canada Act there is an initial 45-day review period (during which the Reviewable Transaction cannot be completed) which may be unilaterally extended by the Minister for an additional 30 days, after which the Minister and the investor may agree to further extensions.

The prescribed factors to be considered by the Minister in determining whether a Reviewable Transaction is likely to be of “net benefit” to Canada include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets. The Minister will also consider, among other things, any written undertakings offered to Her Majesty in right of Canada in determining whether a Reviewable Transaction is likely to be of “net benefit” to Canada.

If, following review, the Minister is satisfied that a Reviewable Transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect. If the Minister does not send notice of approval within the initial 45-day period or the extended period, as the case may be, the Minister is deemed to be satisfied that the Reviewable Transaction is likely to be of “net benefit” to Canada and shall send a notice to that effect.

If, following review, the Minister is not satisfied that a Reviewable Transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect, advising of the right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the Minister and investor.

Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister shall send notice to the applicant that either the Minister is satisfied that the investment is likely to be of “net benefit” to Canada or confirmation that the Minister is not satisfied that the investment is likely to be of “net benefit” to Canada. In the latter case, the Reviewable Transaction may not be implemented. Pursuant to terms of the Arrangement Agreement, Investment Canada Act Approval will be obtained if the Minister has sent a notice stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or the Minister has been deemed, in accordance with the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of “net benefit” to Canada.

Pursuant to the Arrangement Agreement, Newmont submitted its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada on January 29, 2019. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not been obtained.

Other Regulatory Approvals

Completion of the transactions contemplated by the Arrangement Agreement is also conditional upon the satisfaction of certain notice, filing, waiting period and/or approval requirements under competition or antitrust Laws in Mexico and South Korea. In particular, the Arrangement Agreement provides that:

>

The Comisión Federal de Competencia Económica (Mexico) shall have issued a resolution, or be deemed to have issued a resolution, under the Ley Federal de Competencia Económica (Mexico) approving the transactions contemplated by the Arrangement Agreement; and

>

The Korea Fair Trade Commission shall have issued a decision, or be deemed to have issued a decision, under the Monopoly Regulation and Fair Trade Act (Korea) approving the transactions contemplated by the Arrangement Agreement.

Pursuant to the Arrangement Agreement, the Parties have agreed to file, as promptly as practicable after the date of the Arrangement Agreement, any other filings or notifications under any other applicable Antitrust Laws that the Parties may mutually agree to be required or appropriate to consummate the transactions contemplated by the Arrangement Agreement.

The Parties submitted their filing with the Comisión Federal de Competencia Económica on February 7, 2019 and with the Korea Fair Trade Commission on February 11, 2019. On February 25, 2019, the Korea Fair Trade Commission issued its decision that the transactions contemplated by the Arrangement Agreement are not in violation of Article 7(1) of the Monopoly Regulation and Fair Trade Act (Korea).

Stock Exchange Listing Approval and Delisting Matters

The Goldcorp Shares are listed and posted for trading on the TSX under the trading symbol “G” and are listed on the NYSE under the trading symbol “GG”. Following the Effective Date, the Goldcorp Shares will be delisted from the TSX and NYSE as promptly as practicable following completion of the Arrangement.

The Newmont Shares are currently listed for trading on the NYSE under the trading symbol “NEM”. It is a condition to the completion of the Arrangement that the Consideration Shares be approved for listing on the NYSE. Accordingly, Newmont has agreed to obtain approval of the listing of the Consideration Shares for trading on the NYSE, subject to official notice of issuance. In addition, Newmont has agreed to use its reasonable best efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Newmont Shares issuable upon exercise of the Goldcorp Options and the Replacement RSUs issuable pursuant to the Arrangement, subject to official notice of issuance. Newmont will provide the required notice to the NYSE of the listing of the Newmont Shares to be issued in connection with the Arrangement prior to the closing of the Arrangement. Newmont will also apply to list the common stock of Newmont Goldcorp on the TSX under the trading symbol “NGT”, subject to satisfying customary listing conditions. See “Transaction Agreements –the Arrangement Agreement – Conditions”.

Canadian Securities Law Matters

Each Goldcorp Shareholder is urged to consult such Goldcorp Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Newmont Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws

Goldcorp is a reporting issuer in each of the provinces and territories of Canada. The Goldcorp Shares currently trade on the TSX and NYSE. Following the Effective Date, the Goldcorp Shares will be delisted from the TSX and NYSE as promptly as possible following completion of the Arrangement (anticipated to be effective two or three Business Days following the Effective Date) and, subject to applicable Laws, Newmont will apply to the applicable Canadian Securities Authorities to have Goldcorp cease to be a reporting issuer.

Newmont is a reporting issuer in each of the provinces of Canada. The Newmont Shares are listed on the NYSE. Following the Effective Date, the Newmont Shares will remain listed on the NYSE. Newmont will also apply to list the common stock of Newmont Goldcorp on the TSX, subject to satisfying customary listing conditions.

Distribution and Resale of Newmont Shares under Canadian Securities Laws

The distribution of the Newmont Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The Newmont Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for Newmont Shares, (iii) no extraordinary commission or consideration is paid to a Person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Newmont, the selling security holder has no reasonable grounds to believe that Newmont is in default of applicable Securities Laws.

Multilateral Instrument 61-101

Goldcorp is subject to MI 61-101, which governs certain transactions that raise the potential for conflicts of interest, specifically issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to ensure that all securityholders are treated in a manner that is fair and that is perceived to be fair with respect to these transactions.

As previously described in this Circular, all of the issued and outstanding Goldcorp Shares will be exchanged for Consideration Shares and Cash Consideration under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of Goldcorp pursuant to MI 61-101 since the interest of a holder of a Goldcorp Share may be terminated without the holder’s consent. Accordingly, unless there is no “related party” of Goldcorp that is entitled to receive a “collateral benefit” in connection with the Arrangement, the transaction would be considered a “business combination” and subject to “minority approval” requirements at the Goldcorp Meeting (each as defined in MI 61-101).

If “minority approval” is required, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast by the Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting, the Arrangement Resolution would also require the approval of a simple majority of the votes cast by Goldcorp Shareholders present in person or represented by proxy and entitled to vote at the Goldcorp Meeting, excluding votes cast in respect of Goldcorp Shares, as applicable, held by “related parties” who receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the transaction.

A “collateral benefit” includes any benefit that a “related party” of Goldcorp is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Goldcorp. MI 61-101 excludes from the meaning of “collateral benefit” a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party that is received solely in connection with the related party’s service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

In connection with the Arrangement, Goldcorp’s outstanding incentive awards will be treated as set forth under “The Arrangement – Completion of the Arrangement – Treatment of Long Term Incentives/Convertible Securities” and certain officers of Goldcorp are entitled to certain rights upon and/or following a change in control as set forth under “– Interests of Certain Persons or Companies in the Arrangement”. Goldcorp has considered whether any of these matters may constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. Goldcorp has determined that none of these matters are a “collateral benefit” for the purposes of MI 61-101 as, among other things, each Goldcorp recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Goldcorp’s outstanding equity securities and the full particulars of such matters have been disclosed herein. Accordingly, the Arrangement is not considered to be a “business combination” in respect of Goldcorp, and as a result, no “minority approval” is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of Goldcorp is required for the Arrangement under MI 61-101.

Interests of Certain Persons or Companies in the Arrangement

The directors and senior management of Goldcorp may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the Goldcorp Shareholders. These interests include those described below. The Goldcorp Special Committee and Goldcorp Board were aware of these interests and considered them, among other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Goldcorp Shareholders, as applicable.

All benefits received, or to be received, by the directors and senior management of Goldcorp as a result of the Arrangement are, and will be, solely in connection with their services as directors and senior management of Goldcorp. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for the Goldcorp Shares held by such Person and no benefit is, or will be, conditional on any Person supporting the Arrangement.

Share Ownership and Incentive Awards

As of March 4, 2019, the directors and senior management of Goldcorp and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 5,193,615 Goldcorp Shares, representing less than 1% of the outstanding Goldcorp Shares, an aggregate of 1,235,803 Goldcorp Options, an aggregate of nil Goldcorp Phantom RSUs, an aggregate of 2,076,443 Goldcorp PSUs and an aggregate of 1,000,843 Goldcorp RSUs. As of March 4, 2019, the directors and senior management of Goldcorp and their associates and affiliates, as a group, also beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the outstanding Newmont Shares. On February 19, 2019, the annual grant of Goldcorp PSUs and Goldcorp RSUs to certain members of Goldcorp’s senior management was made by Goldcorp upon recommendation of the Human Resources and Compensation Committee, as approved by the Goldcorp Board and consistent with past practice. For more information with respect to the holdings of Goldcorp Securities by directors and senior management of Goldcorp, see Schedule “O” to this Circular.

Other than as described herein, all Goldcorp Securities held by directors and senior management of Goldcorp and their associates and affiliates will be treated in the same fashion under the Arrangement as Goldcorp Securities held by other Goldcorp Securityholders. See “The Arrangement – Details of the Arrangement” for how the Goldcorp Shares will be affected by the Arrangement and “The Arrangement – Completion of the Arrangement – Treatment of Long Term Incentives/Convertible Securities” for how the other Goldcorp Securities will be affected by the Arrangement. Completion of the Arrangement will not, other than as described herein, result in a payment or vesting of Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs held by senior officers unless a holder of awards under the applicable plan is terminated without cause or resigns with good reason within 12 months of the completion of the Arrangement, in which case, the Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs held will immediately vest and settle in accordance with the applicable incentive plans and agreements, as modified by the Plan of Arrangement. Pursuant to the Arrangement, each Goldcorp Option outstanding at the Effective Time will remain outstanding on its existing terms (except as otherwise provided in the Arrangement Agreement or in the Plan of Arrangement), and upon exercise of each such Goldcorp Option, the holder shall be entitled to receive a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each Goldcorp Share underlying such Goldcorp Option. The Goldcorp Board is permitted to exercise its discretion under the Goldcorp Option Plan in order to provide that, following a termination without cause or for termination for Good Reason (as defined in the respective employment agreements), each such Goldcorp Option will remain outstanding until its expiry date notwithstanding anything to the contrary in any applicable option grant agreement or employment agreement. For more information with respect to the holdings of Goldcorp Securities by directors and senior management of Goldcorp, see Schedule “O” to this Circular.

Change of Control Provisions

Goldcorp had previously entered into individual employment agreements with the following individuals, pursuant to which such individuals may receive change of control payments or other benefits: David Garofalo (President and Chief Executive Officer), Jason Attew (EVP, Chief Financial Officer and Corporate Development), Todd White (EVP and Chief Operating Officer), Charlene Ripley (EVP, General Counsel), Brent Bergeron (EVP, Corporate Affairs and Sustainability), Joseph Dick (SVP, Mine Optimization), Paul Harbidge (SVP, Exploration), Patrick Merrin (SVP, Canada Operations), Ivan Mullany (SVP, Technical Services), Richard Orazietti (SVP, Treasurer), Rohan Athaide (Vice President, Risk Management & Assurance), Peter Calnan (Vice President, Safety and Health), Luis Canepari (Vice President, Technology), Randall Chatwin (Vice President, Assistant General Counsel), Jenine Ellefson (Vice President, People), Rishi Ghuldu (Vice President, Business Transformation), Jack Henris (Vice President, Mining and Geotechnical), Simon Hille (Vice President, Global Innovation, Metallurgy & Processing), Joanne Klein (Vice President, Supply Chain), Sean McCarthy (Vice President, Business Planning), John Mullaly (Vice President, Government Affairs and Energy Regulation), Bill Patterson (Vice President, Projects Canada), Lynsey Sherry (Vice President, Controller), David Stephens (Vice President, Corporate Development and Marketing), Anna M. Tudela (Vice President, Diversity, Regulatory Affairs and Corporate Secretary) and Lisa Wade (Vice President, Environment, Reclamation and Closure) (collectively, the “Goldcorp Change of Control Agreements”).

The Goldcorp Change of Control Agreements provide for compensation in the event of a termination of employment as set out below within 12 months of a “Change of Control”.

A “Change of Control”, is defined in each employment agreement, but generally means:

>	a change in the composition of the majority of the Goldcorp Board in certain circumstances,

>	an acquisition of a specified percentage of Goldcorp outstanding voting securities, or in certain agreements, a specified transaction such as a business combination or merger,

>	the sale, exchange or other disposition of a specified percentage or all or substantially all of Goldcorp’s assets, or

>	the winding-up, dissolution or liquidation of Goldcorp.

Completion of the Arrangement will constitute a “Change of Control” of Goldcorp for the purposes of the Goldcorp Change of Control Agreements.

In the event of a Change of Control, the applicable terms, conditions and benefits under the Goldcorp Change of Control Agreements only take effect when either of the following two triggers occurs within 12 months of such Change of Control:

>	Goldcorp gives notice of its intention to terminate the employment for any reason other than just cause, or

>	a good reason/triggering event occurs and the employee elects to terminate the employment agreement and his or her employment.

Severance entitlements for individuals with Goldcorp Change of Control Agreements generally include accrued base salary and prorated annual bonus award for the year of termination in addition to the following payments and benefits: twenty-four months base salary, two times the individuals annual target bonus award (or two times the prior year’s bonus award if that is higher than the annual target bonus award) and maintenance of the individual’s benefits coverage or payment in lieu of benefits until such time that such individual obtains alternative coverage under the terms of any new employment.

Generally, any benefits earned by any individual with a Goldcorp Change of Control Agreement under Goldcorp’s Supplemental Executive Retirement Plan (“Goldcorp SERP”) will remain subject to the terms of the Goldcorp SERP, including terms related to the acceleration of vesting upon termination, if applicable, and terms concerning the distribution of benefits. In addition to the entitlements described above, any unvested Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs held by an individual with a Goldcorp Change of Control Agreement (as described in Schedule “O”) will vest upon the occurrence of a Change of Control and subsequent trigger as outlined above.

If all individuals that are parties to the Goldcorp Change of Control Agreements are terminated without cause (including termination by the individual for good reason) within 12 months of the Effective Date, the payments and benefits due under the Goldcorp Change of Control Agreements, but excluding the value of the Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs they hold (as described in Schedule “O”), would have an aggregate value of approximately US$33.2 million, calculated as at March 4, 2019.

In contemplation of the Arrangement, Goldcorp and Ian W. Telfer (Chairman) amended the terms of Mr. Telfer’s employment agreement to provide that, in connection with completion of the Arrangement, Mr. Telfer will be entitled to receive a lump sum payment retirement allowance from Goldcorp equal to approximately US$12 million, an increase from his current entitlement of approximately US$4.5 million. The increased amount of the retiring allowance was recommended by the Human Resources and Compensation Committee, reviewed and considered by the Goldcorp Special Committee, and approved by the Goldcorp Board on the basis of Mr. Telfer’s role as founder and strategic leader of Goldcorp subsequent to the acquisition of Glamis Gold Ltd. in November, 2006. At that time, Mr. Telfer assumed the role of Chairman and relinquished entitlement to benefits he would have otherwise been entitled to receive as an executive, including participation in the various executive incentive plans, other than a retirement allowance. The retirement allowance approved in 2006 did not contain any indexing to reflect inflation, and other than his annual salary and annual Goldcorp RSU grants made at the same value as other Goldcorp directors, Mr. Telfer did not receive any other benefits from Goldcorp since that time.

Retention Programs

Goldcorp and Newmont have agreed to establish an employee retention arrangement, to be entered into between Goldcorp and certain of its employees (other than senior employees) to induce them to remain employed at Goldcorp until the closing of the Arrangement. It is anticipated that the payments under the retention agreements will not exceed approximately US$4.1 million in the aggregate. Any retention awards will be entirely conditional upon such employee remaining employed by Goldcorp until the closing of the Arrangement, subject to certain limited exceptions depending on the reason for the employee’s termination of employment.

New Employment Agreements

In connection with the Arrangement, Newmont or one of its affiliates (including Goldcorp following Closing) may enter into new employment arrangements with one or more members of Goldcorp senior management, which could include increased responsibilities and/or enhanced employment benefits. Newmont has advised Goldcorp that, as of the date hereof, no agreements, arrangements or understandings with respect to any such new employment arrangements have been reached with any member of Goldcorp senior management.

Special Committee Compensation

Mr. Ken Williamson and Mr. Charles (Charlie) Sartain were paid US$25,000 for serving as members of the Goldcorp Special Committee. Ms. Beverley Briscoe, the Chairperson of the Special Committee, was paid US$50,000.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Date, Goldcorp has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier, containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Goldcorp and its Subsidiaries which are in effect immediately prior to the Effective Date, providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Newmont will, or will cause Goldcorp and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Goldcorp and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of the current annual aggregate premium for policies currently maintained by Goldcorp or its Subsidiaries.

Newmont has agreed that it will cause Goldcorp and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Goldcorp and its Subsidiaries under Law and under the articles or other constating documents of Goldcorp and/or its Subsidiaries or under any agreement or contract of any indemnified person with Goldcorp or with any of its Subsidiaries. Newmont has acknowledged that such rights shall survive the completion of the Arrangement, and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

The applicable provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Goldcorp has confirmed that it is acting as agent and trustee on their behalf. The applicable provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of federal U.S. Securities Laws that may be applicable to Goldcorp U.S. Securityholders. All Goldcorp U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Newmont Shares to be received in exchange for their Goldcorp Shares pursuant to the Arrangement, or Newmont Shares to be received upon exercise of the Goldcorp Options or Replacement RSUs, complies with applicable securities legislation.

Further information applicable to Goldcorp U.S. Securityholders is disclosed under the heading “Notice to Goldcorp Securityholders in the United States”.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Newmont Shares or Replacement RSUs, or the resale of Newmont Shares received in exchange for Goldcorp Shares or upon exercise of Goldcorp Options or Replacement RSUs, within Canada by Goldcorp U.S. Securityholders. Goldcorp U.S. Securityholders reselling their Newmont Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Newmont Shares to be issued to Goldcorp Shareholders in exchange for their Goldcorp Shares and the Replacement RSUs to be issued to Goldcorp RSU Holders in exchange for their Goldcorp

RSUs, each pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and exemptions provided under the U.S. Securities Laws of each state of the United States in which Goldcorp U.S. Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirement under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all Persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by Law to grant such approval. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order, which is a condition to the consummation of the Plan of Arrangement, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof with respect to the Newmont Shares to be issued to Goldcorp Shareholders in exchange for their Goldcorp Shares and the Replacement RSUs to be issued to Goldcorp RSU Holders in exchange for their Goldcorp RSUs, each pursuant to the Arrangement.

Exercise of Replacement RSUs

The exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the exemption provided in section 3(a)(10). While the Newmont Shares issuable upon exercise of the Replacement RSUs may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and the Replacement RSUs may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act, Newmont has agreed under the Arrangement Agreement to (i) use its reasonable best efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Newmont Shares issuable upon exercise of the Replacement RSUs issuable pursuant to the Arrangement, subject to official notice of issuance, and (ii) to the extent necessary, register the Newmont Shares issuable upon exercise of such Replacement RSUs on after filing a registration statement on Form S-8 under the U.S. Securities Act on or as promptly as practicable following the Effective Date.

Exercise of Goldcorp Options

While Newmont Shares may not be issued upon exercise of Goldcorp Options unless such issuance is pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act, Newmont has agreed under the Arrangement Agreement to (i) use its reasonable best efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Newmont Shares issuable upon exercise of the Goldcorp Options (whether vested or unvested), subject to official notice of issuance, and (ii) to the extent necessary, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the Newmont Shares issuable upon exercise of the Goldcorp Options under the U.S. Securities Act.

Resales of Newmont Shares after the Effective Date

The Consideration Shares to be received by Goldcorp Shareholders in exchange for their Goldcorp Shares pursuant to the Arrangement and Newmont Shares issuable upon exercise of Goldcorp Options and Replacement RSUs following registration on Form S-8, will be freely transferable under U.S. Securities Laws, except by Persons who are “affiliates” (as defined in Rule 144) of Newmont after the Effective Date, or were “affiliates” of Newmont within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by Contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Newmont Shares by such an “affiliate” or former “affiliate” may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, Persons who are “affiliates” (as defined in Rule 144) of Newmont after the Effective Date, or were “affiliates” of Newmont within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Newmont Shares that they receive pursuant to the Arrangement or pursuant to the exercise of Goldcorp Options or Replacement RSUs following registration on Form S-8, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Newmont.

Rights of Dissenting Goldcorp Shareholders

A Registered Goldcorp Shareholder is entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Dissenting Goldcorp Shareholders will be entitled to be paid by Newmont the fair value of the Dissent Shares. Section 185 of the OBCA is reproduced in its entirety in Schedule “F” to this Circular. Set out in Schedule “G” is a summary of the dissent procedures and the provisions of the OBCA as modified by the Plan of Arrangement and the Interim Order. None of the following shall be entitled to exercise Dissent Rights: (a) Goldcorp Shareholders who vote or have instructed a proxyholder to vote their Goldcorp Shares in favour of the Arrangement Resolution (but only in respect of such voted Goldcorp Shares), (b) holders of Goldcorp Options, Goldcorp Phantom RSUs Goldcorp PSUs and Goldcorp RSUs, and (c) any other Person who is not a Registered Goldcorp Shareholder as of the Record Date. Accordingly, a Beneficial Goldcorp Shareholder desiring to exercise Dissent Rights must make arrangements for the Goldcorp Shares beneficially owned by such Beneficial Goldcorp Shareholder to be registered in such Beneficial Goldcorp Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Goldcorp or, alternatively, make arrangements for the Registered Goldcorp Shareholder of such Goldcorp Shares to dissent on the Beneficial Goldcorp Shareholder’s behalf. It is recommended that any Registered Goldcorp Shareholder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Comparison of Rights under the OBCA and the DGCL

Pursuant to the Plan of Arrangement, Goldcorp Shareholders will receive Newmont Shares in exchange for their Goldcorp Shares. The rights of Goldcorp Shareholders are currently governed by the OBCA and by Goldcorp’s articles and by-laws. Since Newmont is a Delaware corporation, the rights of Newmont Stockholders are governed by the applicable provisions of the DGCL and by Newmont’s certificate of incorporation and by-laws. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the DGCL, there are several differences. See Schedule “I” to this Circular for a comparison of certain of these rights. This summary is not intended to be exhaustive and Goldcorp Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Goldcorp Shareholders’ rights.

RISK FACTORS

In assessing the Arrangement, you should carefully consider the risks described below which relate to the Arrangement, the failure to complete the Arrangement and the post-Arrangement business and operations of the Newmont Goldcorp. Goldcorp Shareholders should also carefully consider the risks described under the heading “Risk Factors” in the Goldcorp AIF. In addition, Goldcorp Shareholders should carefully consider the risk factors which relate to Newmont described under the heading “Risk Factors” in the Newmont Annual Report. The Newmont Annual Report is available on EDGAR at www.sec.gov. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Goldcorp may also adversely affect Newmont or Goldcorp prior to the Arrangement, or Newmont Goldcorp following completion of the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions, including receipt of the Key Regulatory Approvals, and there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Goldcorp Shares.

The Arrangement is subject to certain conditions, including, among other things, approval of the Newmont Resolutions by Newmont Stockholders, approval of the Arrangement Resolution by Goldcorp Shareholders, receipt of the Final Order and receipt of the Key Regulatory Approvals. Goldcorp and Newmont have not yet obtained certain Key Regulatory Approvals, all of which are required to complete the Arrangement. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. It is also a condition of closing the Arrangement that the NYSE shall have approved the listing of the Consideration Shares, subject to official notice of issuance. In addition, the completion of the Arrangement by each party is conditional on, among other things, no action or circumstance occurring that would result in a Material Adverse Effect of the other party.

Certain of the conditions are outside of the control of Goldcorp. There can be no certainty, nor can Goldcorp provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Goldcorp Shares may be materially adversely affected. In such events, Goldcorp’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Goldcorp would remain liable for costs relating to the Arrangement.

Completion of the Arrangement is uncertain, Goldcorp has dedicated significant resources to pursing the Arrangement and is restricted from taking specified actions while the Arrangement is pending and failure to complete the Arrangement could negatively impact Goldcorp’s business.

Goldcorp is subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts Goldcorp from taking specified actions until the Arrangement is completed without the consent of Newmont. These restrictions may prevent Goldcorp from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. As completion of the Arrangement is dependent upon satisfaction of certain conditions, the completion of the Arrangement is uncertain. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Goldcorp’s resources to the completion thereof and the restrictions that were imposed on Goldcorp under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of Goldcorp as a standalone entity.

Because the market price of the Newmont Shares and the Goldcorp Shares will fluctuate and the Exchange Ratio for the Share Consideration is fixed, Goldcorp Shareholders cannot be certain of the market value of the Newmont Shares they will receive for their Goldcorp Shares under the Arrangement.

The Exchange Ratio for the Share Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Newmont Shares or Goldcorp Shares. The market price of Newmont Shares or Goldcorp Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Newmont’s and Goldcorp’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Newmont Shares that Goldcorp Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Share Consideration that Goldcorp Shareholders receive on the Effective Date will equal or exceed the market value of the Goldcorp Shares held by such Goldcorp Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of the Newmont Shares will not decline following the completion of the Arrangement.

The issuance of a significant number of Newmont Shares and a resulting “market overhang” could adversely affect the market price of the Newmont Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Newmont Shares will be issued and available for trading in the public market. The increase in the number of Newmont Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Newmont Shares.

The Arrangement Agreement may be terminated by Goldcorp or Newmont in certain circumstances, which could result in significant costs and could negatively impact the market price of the Goldcorp Shares.

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Goldcorp and Newmont has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Goldcorp provide any assurance, that the Arrangement Agreement will not be terminated by either Goldcorp or Newmont before the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Goldcorp Shares or otherwise adversely affect Goldcorp’s business. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

If the Arrangement is not consummated by July 31, 2019 (subject to extensions to obtain Key Regulatory Approvals), either Goldcorp or Newmont may elect not to proceed with the Arrangement.

Either Goldcorp or Newmont may terminate the Arrangement Agreement if the Arrangement has not been completed by July 31, 2019 (subject to extension to obtain certain Key Regulatory Approvals) and the Parties do not mutually agree to extend the Outside Date in the Arrangement Agreement.

Goldcorp may be required to pay the Goldcorp Termination Fee.

If the Arrangement is not completed as a result of certain prescribed events, Goldcorp will be required to pay a termination fee of US$350 million to Newmont in connection with the termination of the Arrangement Agreement. If the Goldcorp Termination Fee is ultimately required to be paid to Newmont, the payment of such fee may have an adverse impact on Goldcorp’s financial results.

The Goldcorp Termination Fee may discourage other parties from attempting to acquire Goldcorp and any payment of the Goldcorp Termination Fee may have a significant adverse effect on Goldcorp.

If the Arrangement is terminated for any of the applicable reasons discussed under the heading “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fees Payable by Goldcorp”, Goldcorp will be required to pay a termination fee of US$350 million to Newmont. If the Goldcorp Termination Fee is ultimately required to be paid by Goldcorp, the payment of this fee will have a significant adverse impact on the financial results of Goldcorp in the fiscal quarter in which such payment is paid. This Goldcorp Termination Fee may discourage other parties from attempting to acquire Goldcorp Shares or otherwise make a Goldcorp Acquisition Proposal, even if those parties would otherwise be willing to offer greater value to Goldcorp Shareholders than that offered by Newmont under the Arrangement.

Newmont and Goldcorp may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

Newmont and Goldcorp may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Newmont and Goldcorp seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Newmont and Goldcorp. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Newmont Goldcorp to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Newmont Goldcorp’s business, financial condition and results of operations.

Newmont and Goldcorp will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Goldcorp.

Newmont and Goldcorp have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by Newmont Goldcorp in the course of coordinating the businesses of the combined company after completion of the Arrangement. If the Arrangement is not completed, Goldcorp will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on Goldcorp’s future results of operations, cash flows and financial condition.

Directors and officers of Goldcorp may have interests in the Arrangement that may be different from those of Goldcorp Shareholders generally.

In considering the unanimous recommendation of the Goldcorp Board to vote in favour of the Arrangement Resolution, Goldcorp Shareholders should be aware that certain members of Goldcorp’s executive leadership team and the Goldcorp Board have certain interests in connection with the

Arrangement that differ from, or are in addition to, those of Goldcorp Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Regulatory Matters and Approval – Interests of Certain Persons or Companies in the Arrangement”.

Prior to the Effective Date, the Arrangement may divert the attention of Goldcorp’s management, and any such diversion could have an adverse effect on the business of Goldcorp.

The pending Arrangement could cause the attention of the Goldcorp’s management to be diverted from the day-to-day operations of Goldcorp. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Goldcorp if the Arrangement is not completed, and on Newmont Goldcorp following the Effective Date.

The Goldcorp Board considered financial projections prepared by Goldcorp management in connection with the Arrangement. Actual performance of Newmont and Goldcorp may differ materially from these projections.

The Goldcorp Board considered, among other things, certain projections, prepared by Goldcorp management, with respect to each of Newmont (the “Newmont Projections”), Goldcorp (the “Goldcorp Projections”) and Newmont Goldcorp following the completion of the Arrangement (together with the Newmont Projections and the Goldcorp Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such projections were prepared. Goldcorp does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Goldcorp’s and Newmont’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Goldcorp and Newmont, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the financial and other Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that Goldcorp, the Goldcorp Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Goldcorp management for internal use and to, among other things, assist Goldcorp in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Deloitte LLP, Independent Registered Public Accounting Firm, Goldcorp’s independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the Projections.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by Goldcorp management or as of the date of this Circular. Except as required by applicable securities Laws, Goldcorp does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Risk Factors Relating to Newmont Goldcorp

Significant demands will be placed on Newmont Goldcorp as a result of the Arrangement and Newmont and Goldcorp cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement.

As a result of the pursuit and completion of the Arrangement significant demands will be placed on the managerial, operational and financial personnel and systems of Newmont and Goldcorp. Newmont and Goldcorp cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of Newmont Goldcorp will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Goldcorp, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The failure to achieve the desired synergies and benefits of the Arrangement could have a material adverse effect on the market price of the Newmont Shares following completion of the Arrangement.

The Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for Newmont Goldcorp. These anticipated benefits will depend in part on whether Newmont’s and Goldcorp’s operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

Newmont Goldcorp may be unable to successfully integrate the businesses and realize the anticipated benefits of the Arrangement. The failure to successfully integrate the businesses could have a material adverse effect on the market price of the Newmont Shares following completion of the Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of Newmont Goldcorp’s operations after completion of the Arrangement could be adversely affected if Newmont Goldcorp cannot retain key employees to assist in the integration and operation of Newmont and Goldcorp.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Goldcorp, Newmont and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Newmont Goldcorp will be aware of any and all liabilities of Goldcorp or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of Goldcorp and Newmont may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Newmont Goldcorp.

The failure of management to execute the business strategy could have a material adverse effect on the market price of the Newmont Shares following completion of the Arrangement.

Following completion of the Arrangement, the management team will be tasked with implementing a business plan that would focus on asset quality, operational excellence and sustainable profitability. There can be no assurance that the management team will be successful in implementing the business strategy. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in its material properties and development properties, the sale of assets or the development of exploration projects. The performance of Newmont Goldcorp’s operations after completion of the Arrangement could be adversely affected if the management team cannot implement the stated business strategy effectively and certain benefits expected from the combination of Newmont and Goldcorp may not be realized.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Newmont Goldcorp’s financial condition or results of operations following completion of the Arrangement.

The unaudited pro forma consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of Newmont Goldcorp’s financial condition or results of operations following completion of the Arrangement. For example, the pro forma consolidated financial information has been prepared using the consolidated historical financial statements of Newmont and of Goldcorp and does not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding Newmont Goldcorp after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy and other factors may affect Newmont Goldcorp’s results of operations or financial condition following completion of the Arrangement.

In preparing the pro forma consolidated financial information contained in this Circular, Newmont and Goldcorp have given effect to, among other items, the completion of the Arrangement and the issuance of the Newmont Shares. However, the pro forma financial information does not reflect all costs that are expected to be incurred by Newmont Goldcorp in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Newmont and Goldcorp is not reflected in the pro forma consolidated financial information. See also the notes to the unaudited pro forma consolidated financial information of Newmont and Goldcorp included in Schedule “N”.

Accordingly, the historical and pro forma consolidated financial information included in this Circular does not necessarily represent Newmont Goldcorp’s results of operations and financial condition had Newmont and Goldcorp operated as a combined entity during the periods presented, or of Newmont Goldcorp’s results of operations and financial condition following completion of the Arrangement.

The actual financial condition and results of operations of Newmont Goldcorp following completion of the Arrangement may not be consistent with, or evident from, the pro forma financial information. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Newmont Goldcorp’s financial condition or results of operations following completion of the Arrangement. Any potential decline in Newmont Goldcorp’s financial condition or results of operations may cause a significant decrease in the stock price of Newmont.

The issuance and future sale of Newmont Shares following completion of the Arrangement may adversely and materially affect holders of common stock of Newmont Goldcorp.

Following the completion of the Arrangement, Newmont Goldcorp may issue equity securities to finance its activities, including in order to finance acquisitions. If Newmont Goldcorp were to issue additional equity securities, the ownership interest of Goldcorp Shareholders may be diluted and some or all of Newmont Goldcorp’s financial measures on a per share basis could be reduced. Moreover, as Newmont Goldcorp’s intention to issue additional equity securities becomes publicly known, Newmont Goldcorp’s share price may be materially adversely affected.

The Newmont Shares to be received by Goldcorp Shareholders as a result of the Arrangement will have different rights from the Goldcorp Shares.

Newmont is a Delaware corporation. Goldcorp is a company governed by the OBCA. Upon completion of the Arrangement, Goldcorp Shareholders will become Newmont Stockholders and their rights as stockholders will be governed by the DGCL. Certain of the rights associated with Newmont Shares under the DGCL are different from the rights associated with Goldcorp Shares under the OBCA. See “Regulatory Matters and Approvals – Comparison of Rights under Ontario and DGCL”.

It may not be possible for Goldcorp Shareholders to effect service of process within Canada upon Newmont Goldcorp.

Newmont is located outside of Canada and, following the Effective Time, the majority of its directors and officers, and certain of its experts, are expected to reside outside of Canada. Accordingly, it may not be possible for Goldcorp Shareholders to effect service of process within Canada upon Newmont Goldcorp or the majority of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against Newmont Goldcorp or the majority of its directors, officers or experts.

The consummation of the Arrangement may result in one or more ratings organizations taking actions which may adversely affect Newmont Goldcorp’s business, financial condition and operating results, as well as the market price of the Newmont Shares.

Rating organizations regularly analyze the financial performance and condition of companies and may reevaluate Newmont Goldcorp’s credit ratings following the consummation of the Arrangement. Factors that may impact Newmont Goldcorp’s credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement, Newmont Goldcorp could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. Newmont Goldcorp cannot provide assurance that any of its current ratings will remain in effect following the consummation of the Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

Failure by Newmont and/or Goldcorp to comply with applicable Laws prior to the Arrangement could subject Newmont Goldcorp to penalties and other adverse consequences following completion of the Arrangement.

Newmont is subject to the provisions of the US Foreign Corrupt Practices Act. Goldcorp is subject to the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Newmont or Goldcorp to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Newmont Goldcorp to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Newmont Goldcorp following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Newmont Goldcorp following completion of the Arrangement.

Newmont and Goldcorp are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. A failure by either of Newmont or Goldcorp to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Newmont Goldcorp to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Newmont Goldcorp following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Newmont or Goldcorp prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Newmont Goldcorp following completion of the Arrangement.

Newmont Goldcorp will face political risks in new jurisdictions.

Newmont Goldcorp’s principal operations, development and exploration activities will be held in Australia, Canada, the United States, Mexico, Chile, Argentina, Peru, Suriname, the Dominican Republic and Ghana, some of which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of any country that Newmont Goldcorp has economic interests in that affect mining or mineral exploration activities may affect the viability and profitability of Newmont Goldcorp following completion of the Arrangement.

While the governments in Australia, Canada, the United States, Mexico, Chile, Argentina, Peru, Suriname, the Dominican Republic and Ghana and other countries in which Newmont Goldcorp will have mining operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of Newmont Goldcorp under its respective mining codes and stability conventions. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on Newmont Goldcorp following completion of the Arrangement. Political risk also includes the possibility of terrorism, civil or labor disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor can assurance be given that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors may have a material adverse effect on Newmont Goldcorp’s results of operations and financial condition.

New legislation and tax risks in certain operating jurisdictions.

Each of Newmont and Goldcorp have operations and conduct business in a number of jurisdictions in which the other Party does not currently operate or conduct business in, which may increase our susceptibility to sudden tax changes. Taxation Laws are complex in these jurisdictions, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in Newmont Goldcorp’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to Newmont Goldcorp. No assurance can be given that new tax Laws, rules or regulations will not be enacted or that existing tax Laws will not be changed, interpreted or applied in a manner that could result in the combined company’s profits being subject to additional taxation, result in the combined company not recovering certain taxes on a timely basis or at all, or that could otherwise have a material adverse effect on the combined company.

The Mineral Reserve and Mineral Resource estimates prepared by Goldcorp may decrease following the Arrangement due to compliance with Industry Guide 7 and the internal guidelines and procedures of Newmont Goldcorp.

The Mineral Reserve and Mineral Resource estimates of Goldcorp are prepared in accordance with the requirements of Canadian Securities Laws, including NI 43-101, while the estimates of Newmont are subject to the requirements of U.S. Securities Laws, including Industry Guide 7. While these reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they embody different approaches and definitions. For example, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101 and these definitions differ from the definitions in Industry Guide 7. Industry Guide 7 also does not include any of the terms or gradations of “Mineral Resources” defined in NI 43-101. In addition, each of Goldcorp and Newmont have adopted internal guidelines, policies and procedures with respect to the estimation of Mineral Resources and Mineral Reserves. Estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the procedures adopted, the assumptions made and judgments used in engineering and geological interpretation. Accordingly, there may be significant differences in the guidelines and procedures adopted by each of Newmont and Goldcorp. Following completion of the Arrangement, Newmont Goldcorp will continue to be subject to the requirements of Industry Guide 7 pending the adoption and implementation of the Modernization of Property Disclosures for Mining Registrants to be effective for fiscal years beginning on or after January 1, 2021 and the internal guidelines, policies and procedures of Newmont Goldcorp. As a result, expectations regarding the combined Mineral Reserves and Mineral Resources of Newmont and Goldcorp following the closing of the arrangement will remain subject to adjustment, pending continuing review of Goldcorp’s Mineral Resources in accordance with Industry Guide 7 standards. Future adjustment may occur due to differing standards, required study levels, price assumptions, future divestments and acquisitions and other factors.

TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Goldcorp Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. Goldcorp Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Goldcorp and Newmont on their respective SEDAR profiles at www.sedar.com and EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached to this Circular as Schedule “B”.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Goldcorp Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Newmont, Goldcorp or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

>	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

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have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

>	may apply standards of materiality in a way that is different from what may be viewed as material by Goldcorp Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, all of which are qualified by public disclosure and many of which are qualified by Material Adverse Effect, made by each of Newmont and Goldcorp. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by Newmont and Goldcorp in connection with negotiating its terms.

Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for the purpose of allocating risk between Newmont and Goldcorp rather than establishing matters as facts.

The representations and warranties relate to: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; Subsidiaries; compliance with Laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status and stock exchange compliance; U.S. Securities Law matters; reports; financial statements; undisclosed liabilities; Sarbanes Oxley compliance; title; no defaults under leases and agreements; expropriation; Mineral Reserves and Mineral Resources; royalties and rentals paid; environmental matters; employment matters; absence of certain changes or events; litigation; Taxes; books and records; insurance; non-arm’s length transactions; restrictions on business activities; material contracts; anti-corruption; sanctions; brokers and expenses; and opinions of financial advisors.

The Arrangement Agreement also contains certain representations and warranties made solely by Newmont with respect to ownership of Goldcorp Shares; freely tradeable Consideration Shares; and sufficient cash; and made solely by Goldcorp with respect to: intellectual property; benefit plans; indigenous claims; NGOs and community groups; cultural business; no “collateral benefit”; and the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

Covenants

Goldcorp and Newmont have agreed to undertake certain covenants between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants:

Efforts to Obtain Required Goldcorp Shareholder Approval

The Arrangement Agreement requires Goldcorp to use commercially reasonable efforts to schedule the Goldcorp Meeting on the date of the Newmont Meeting, which will in no event be later than April 11, 2019.

In general, Goldcorp is not permitted to adjourn the Goldcorp Meeting except as required by Law. However, if Goldcorp receives a Goldcorp Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than seven Business Days before the date of the Goldcorp Meeting, Goldcorp may, or Newmont may, require Goldcorp to, adjourn the Goldcorp Meeting to a date that is not more than seven Business Days after the scheduled date of the Goldcorp Meeting, provided, however, that the Goldcorp Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Goldcorp Board has made a Goldcorp Change in Recommendation as permitted under the Arrangement Agreement, as further discussed in “– Non-Solicitation Covenants” below, Goldcorp has agreed to include in this Circular the Goldcorp Board Recommendation, copies of the Goldcorp Fairness Opinions, a statement that the Goldcorp Board has received the Goldcorp Fairness Opinions and has determined that the Consideration to be received by the Goldcorp Shareholders is fair to such Goldcorp Shareholders and that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Goldcorp and statements that each of the Goldcorp Locked-up Shareholders has entered into the Goldcorp Voting Agreements pursuant to which they will vote their Goldcorp Shares in favour of the Arrangement Resolution.

Efforts to Obtain Required Newmont Stockholder Approval

Newmont is required to use commercially reasonable efforts to schedule the Newmont Meeting as promptly as reasonably practicable following clearance by the SEC of the Newmont Proxy Statement and, if reasonably practicable, on the same date as the Goldcorp Meeting.

In general, Newmont is not permitted to adjourn the Newmont Meeting. However, if Newmont receives a Newmont Superior Proposal, as further discussed under “– Non-Solicitation Covenants” below, and provides Goldcorp with all documentation relating thereto in accordance with the Arrangement

Agreement less than seven Business Days before the date of the Newmont Meeting, Newmont may, or Goldcorp may, require Newmont to, adjourn the Newmont Meeting to a date that is not more than seven Business Days after the scheduled date of the Newmont Meeting, provided, however, that the Newmont Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Newmont Board has made a Newmont Change in Recommendation as permitted under the Arrangement Agreement, as further discussed under “– Non-Solicitation Covenants” below, Newmont will include in the Newmont Proxy Statement, the Newmont Board Recommendation, copies of the Newmont Fairness Opinions provided by Newmont’s financial advisors, a statement that the Newmont Board has received the Newmont Fairness Opinions and has determined that the Arrangement and the entry into the Arrangement Agreement is in the best interests of Newmont and statements that each of the Newmont Locked-up Shareholders have entered into Newmont Voting Agreements pursuant to which they will vote their Newmont Shares in favour of the Newmont Resolutions.

Name Change and Corporate Governance

Pursuant to the Arrangement Agreement, Newmont is required to take all actions necessary to ensure that, as of the Effective Time: (a) two-thirds of the members of the Newmont Board are existing members of the Newmont Board and one-third of the members of the Newmont Board are existing members of the Goldcorp Board, (b) the Deputy Chair of the Newmont Board is Ian Telfer, and (c) the name of Newmont is changed to “Newmont Goldcorp Corporation”.

Conduct of Business

Each of Goldcorp and Newmont has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law or a Governmental Entity, or unless the other Party consents in writing, to and to cause each of its Subsidiaries to (a) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice, and (b) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of their officers and employees as a group.

Without limiting the generality of the foregoing, Goldcorp has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

>	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

>	incur any indebtedness to fund, directly or indirectly the payment of any dividend or other distribution in respect of any Goldcorp Shares;

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issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any of its equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any of its equity or voting interests or other securities of its Subsidiaries, other than as specifically provided in the Arrangement Agreement;

>	split, combine or reclassify any of its outstanding Goldcorp Shares or securities of any of its Subsidiaries;

>	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Goldcorp Shares or other Goldcorp Securities, or any securities of its Subsidiaries, other than purchases of Goldcorp Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Goldcorp equity awards or in connection with the Goldcorp employee share purchase plan;

>	amend the terms of any securities of Goldcorp or its Subsidiaries;

>	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Goldcorp or any of its Subsidiaries;

>	reorganize, amalgamate or merge Goldcorp or its Subsidiaries with any other Person;

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except as specified in the Arrangement Agreement, sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to any of the foregoing with respect to any of Goldcorp or its Subsidiaries assets or interests in its assets or its Subsidiaries assets;

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except as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a Goldcorp JV Entity (as defined in the Arrangement Agreement) is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than such investments in securities that do not exceed in the aggregate US$10 million;

>	except as specified in the Arrangement Agreement, incur any capital expenditures or enter into any agreement obligating Goldcorp or its Subsidiaries to provide for future capital expenditures;

>	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

>	reduce the stated capital of the Goldcorp Shares or any of its Subsidiaries;

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(a) except as specified in the Arrangement Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Goldcorp or its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, or (b) make any loans, advances (other than any advances to employees in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person, other than to any joint venture of Goldcorp or any of its Subsidiaries in the ordinary course of business consistent with past practice or to Goldcorp or any of its Subsidiaries or in connection with sale-leaseback transactions;

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pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations other than (a) the payment, discharge, satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Goldcorp or its Subsidiaries’ financial statements or incurred in the ordinary course of business or (b) payment of any fees related to the Arrangement;

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enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would be considered a material Contract, or modify, amend in any material respect, transfer or terminate any material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

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enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Goldcorp financial risk management policy;

>	materially change the business carried on by Goldcorp or its Subsidiaries, as a whole;

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except as specified in the Arrangement Agreement, (a) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Goldcorp or any of its Subsidiaries; (b) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of Goldcorp or any of its Subsidiaries; (c) increase the coverage, contributions, funding requirements or benefits available under any of Goldcorp’s benefit plans or create any new benefit plan; (d) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Goldcorp or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than senior employees) in the ordinary course of business; (e) make any material determination under any of Goldcorp’s benefits plans that is not in the ordinary course of business; (f) establish, adopt, enter into, amend or terminate any collective bargaining agreement or its benefits plans; or (g) take or propose any action to effect any of the foregoing;

>	terminate the employment of any senior employee, except for cause or hire any senior employee;

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take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations; or

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subject to certain limitations set out in the Arrangement Agreement, take any action inconsistent with past practice relating to the filing of any Tax returns or the withholding, collecting, remitting and payment of any Tax; amend any Tax return or change any of its methods of reporting; make, change or revoke any material election relating to Taxes, enter into any Tax sharing, allocation, waiver or indemnification agreement or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment; make a request for a Tax ruling to any Governmental Entity or make any investments in any corporation that is a “foreign affiliate” of Goldcorp or any of its Subsidiaries, as set forth in the Arrangement Agreement. Goldcorp shall keep Newmont reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigations.

In addition, Goldcorp is required to use all commercially reasonably efforts to cause its insurance (or re-insurance) policies maintained by Goldcorp or its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that any new insurance (or re-insurance) policy obtained by Goldcorp or its Subsidiaries shall not exceed a term of 12 months.

Newmont has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

>	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

>	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Newmont Shares, except for regular quarterly dividends to Newmont Stockholders in the ordinary course consistent with past practice and any such action solely between or among Newmont and its Subsidiaries or between or among its Subsidiaries;

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issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any of its equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any equity or voting interests or other securities of its Subsidiaries, other than as specifically provided in the Arrangement Agreement;

>	split, combine or reclassify any of its outstanding Newmont Shares;

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redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Newmont Shares or other securities, other than (a) ordinary course purchases of its shares of common stock made in the public markets and at the prevailing market price, and (b) purchases of Newmont Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Newmont equity awards;

>	amend the terms of any securities of Newmont;

>	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Newmont;

>	reorganize, amalgamate or merge Newmont with any other Person;

>	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by applicable Law;

>	reduce the stated capital of the Newmont Shares;

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sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to any of the foregoing with respect to any material assets of Newmont or any of its Subsidiaries or any interest in any assets of Newmont or any of its Subsidiaries, other than (a) in the ordinary course of business consistent with past practice, and (b) any such action solely between or among Newmont and its Subsidiaries or between or among its Subsidiaries; or

>	materially change the business carried on by Newmont or its Subsidiaries, as a whole.

Mutual Covenants

Each of Goldcorp and Newmont has undertaken that, other than in connection with obtaining the required Regulatory Approvals, that, from the date of the Arrangement Agreement until the earlier of the Effective Time or the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

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use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, complete the Arrangement, including by obtaining all necessary waivers, consents and approvals required pursuant to certain material Contracts, obtaining all necessary material Authorizations required under applicable Laws, fulfilling all conditions to closing and co-operating in connection with the performance by it and its Subsidiaries of their obligations under the Arrangement Agreement;

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not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement, including, any action or the entering into of any transaction that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement;

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use commercially reasonable efforts to: (a) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the transactions contemplated in the Arrangement Agreement, (b) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement, and (c) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits consummating the Arrangement; and

>	carry out the terms of the Interim Order and Final Order.

Goldcorp Employment Matters

Each of Goldcorp and Newmont, and the Goldcorp Board (and any relevant committee thereof), will take such actions as are necessary from and after the Effective Time, to effect the terms of the Plan of Arrangement and Arrangement Agreement with respect to the treatment of Goldcorp Securities, including Goldcorp Phantom RSUs, Goldcorp PSUs, Goldcorp RSUs and Goldcorp Options and with respect to Goldcorp’s employee share purchase plan. Each of Goldcorp and Newmont also acknowledge that the Arrangement will result in a “change of control” for the purposes of Goldcorp’s employment agreements and benefit plans. After the Effective Time, Newmont agrees to cause Goldcorp and any successor to Goldcorp to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, change of control, severance, termination or other compensation arrangements and employment and severance obligations of Goldcorp or any of its Subsidiaries that were entered into prior to the date of the Arrangement Agreement in the ordinary course of business (or, if not in the ordinary course of business, that have been disclosed to Newmont).

Regulatory Approvals

Each of Goldcorp and Newmont has undertaken to, and to cause their respective Subsidiaries to, (a) file a No-Action Letter and a waiver under section 113(c) of the Competition Act with the Commissioner within ten Business Days after the execution of the Arrangement Agreement, (b) file a Notification within ten Business Days after Newmont’s instruction, (c) file an application for review under the Investment Canada Act within ten Business Days after the date of execution of the Arrangement Agreement after which time Newmont must submit proposed written undertakings to the Director of Investments under the Investment Canada Act within ten business days after the application is submitted and (d) file, as promptly as practicable after the execution of the Arrangement Agreement, all filings and notifications under applicable Antitrust Laws, including all filings required to obtain the Key Regulatory Approvals other than Competition Act Approval and Investment Canada Act Approval and any filings or notifications under any other applicable Laws required to obtain any other regulatory approval. Each of Goldcorp and Newmont have also agreed to provide each relevant Governmental Entity with all non-privileged information, documents, data and other things requested by such Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by the Arrangement Agreement as promptly as practicable following any such request.

Each of Goldcorp and Newmont has undertaken not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals required under the Arrangement Agreement materially more difficult or challenging, or cause a material delay.

Each of Goldcorp and Newmont has undertaken to use their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the date of the Arrangement Agreement. To the extent that the Minister or his designees propose any amendments or require enhancements to such proposed undertakings contemplated in the Arrangement Agreement, Newmont shall propose, negotiate and enter into reasonable undertakings necessary to obtain the Investment Canada Act Approval, except as specified in the Arrangement Agreement. Newmont has undertaken to, acting reasonably, determine and direct all matters and efforts relating to the obtaining of all Regulatory Approvals required under the Arrangement Agreement, and to consider the views and input of Goldcorp in good faith.

Non-Solicitation Covenants

Each of Goldcorp and Newmont have agreed not to and to cause its Subsidiaries and their respective directors, officers, employees not, and to use its reasonable best efforts to cause their respective Representatives not to:

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solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable, except as expressly permitted in the Arrangement Agreement;

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enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable;

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accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, except as expressly permitted by the Arrangement Agreement;

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(a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to the other Party or fail to publicly reaffirm (without qualification) the Goldcorp Board Recommendation or Newmont Board Recommendation within five Business Days (and in any case prior to the Goldcorp Meeting or the Newmont Meeting, as applicable) after having been requested in writing by the other Party to do so (acting reasonably), (b) accept, approve, endorse or recommend a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable (or publicly propose to do so), (c) take no position or a neutral position with respect to a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable, for more than five Business Days after the public announcement of such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, or (d) resolve or propose to take any of the foregoing actions; or

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make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Goldcorp Board or Newmont Board, as applicable, of the transactions contemplated in the Arrangement Agreement.

Each of Goldcorp and Newmont agreed to, and to cause its Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable. Each of Goldcorp and Newmont must enforce all standstill covenants to which third parties are subject.

Each of Goldcorp and Newmont agreed to discontinue access to, and disclosure of, its and its Subsidiaries’ confidential information, to request the return or destruction of all confidential information previously provided to any Person (other than to one another) as soon as possible and to enforce all standstill, confidentiality, non-disclosure, business purpose, use or similar agreements or restrictions to which it or its Subsidiaries is a party.

Each of Goldcorp and Newmont must notify the other Party as soon as practicable, and in any event within 24 hours, of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Goldcorp Acquisition Proposal or a Newmont Acquisition Proposal, as applicable, it receives or otherwise becomes aware of, and keep the other Party promptly and fully informed of the material developments and discussions and negotiations with respect to such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable.

If at any time prior to Goldcorp receiving the Goldcorp Shareholder Approval or Newmont receiving the Newmont Stockholder Approval, as applicable, Goldcorp or Newmont, respectively, receives a request for material non-public information or to enter into discussions from a Person that proposes an unsolicited bona fide written Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, that did not result from a breach of the Arrangement Agreement (and which has not been withdrawn) and the Goldcorp Board or Newmont Board, as applicable, determines, in good faith after consultation with its respective outside financial and legal advisors, that such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, respectively, constitutes or would reasonably be expected to constitute a Goldcorp Superior Proposal or a Newmont Superior Proposal, respectively, (disregarding, for the purposes of such determination, any due diligence or access condition to which such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, is subject), then, and only in such case, Goldcorp or Newmont, as applicable, may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, and (y) provide the Person making such Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, with, or access to, confidential information regarding itself and its Subsidiaries, but only to the extent that the other Party had previously been, or is concurrently, provided with, or access to, the same information, and only if such Party is in material compliance with the Arrangement Agreement and such Party has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to Goldcorp or Newmont, as applicable, than the Confidentiality Agreement.

There shall not be a Goldcorp Change in Recommendation or a Newmont Change in Recommendation, as applicable, unless:

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the Goldcorp Board or the Newmont Board, as applicable, has determined that the Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, constitutes a Goldcorp Superior Proposal or a Newmont Superior Proposal, respectively;

>	the Goldcorp Shareholder Approval or the Newmont Stockholder Approval, as applicable, has not been obtained;

>	the Party has been, and continues to be, in compliance in all material respects with its non-solicitation covenants; and

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the Party first provides the other Party with written notice of a Goldcorp Superior Proposal or Newmont Superior Proposal, as applicable, and a five Business Day “right to match” the superior proposal (during which period the other Party may propose amendments to the Arrangement, including to the Consideration) has elapsed and, if the other Party has proposed to amend the terms of the Arrangement, the Goldcorp Board or Newmont Board, as applicable, after consultation with its respective outside financial and legal advisors, determines that the Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, respectively, remains a Goldcorp Superior Proposal or Newmont Superior Proposal, respectively, compared to the other Party’s proposed amendment to the terms of the Arrangement. Each successive modification of any Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, will require a new written notice and a new five Business Day period commencing at the time of such new notice.

Notwithstanding any Goldcorp Change in Recommendation or Newmont Change in Recommendation, as applicable, unless the Arrangement Agreement has been terminated in accordance with its terms,

the Party whose board of directors changed its recommendation must still hold the Goldcorp Meeting or the Newmont Meeting, as applicable, and allow the Goldcorp Shareholders or the Newmont Stockholders, as applicable, to vote on the Arrangement, and such Party is not permitted, except in accordance with applicable Law, to submit to a vote of the Goldcorp Shareholders or the Newmont Stockholders, as applicable, any Goldcorp Acquisition Proposal or Newmont Acquisition Proposal, as applicable, other than the Arrangement Resolutions or the Newmont Resolutions, as applicable, prior to the termination of the Arrangement Agreement.

Pre-Acquisition Reorganization

Subject to certain limitations as set forth in the Arrangement Agreement, Goldcorp has agreed that, at Newmont’s request, it will use commercially reasonable efforts to perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Newmont may request (a “Pre-Acquisition Reorganization”) prior to the Effective Date, acting reasonably, and to cooperate with Newmont and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Newmont is required to provide written notice to Goldcorp of any proposed Pre-Acquisition Reorganization in reasonable written detail at least ten Business Days prior to the Effective Time.

Goldcorp and its Subsidiaries will not be obligated to participate in any such Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization, in the opinion of Goldcorp, acting reasonably: (a) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Goldcorp Shareholders incrementally greater than the Taxes to such Party in connection with the consummation of the Arrangement absent any Pre-Acquisition Reorganization; (b) is not prejudicial to Goldcorp or the Goldcorp Securityholders in any material respect; (c) does not require Goldcorp to obtain the approval of Goldcorp Securityholders or proceed absent any required consent of any third party (including any Regulatory Approval); (d) does not unreasonably interfere with Goldcorp’s material operations prior to the Effective Time; (e) does not require Goldcorp or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or its organization documents; (f) can be completed immediately prior to the Effective Date; and (g) does not impair the ability of Goldcorp to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Goldcorp Superior Proposal.

Unless the Arrangement is not completed due to a breach by Goldcorp of the terms and conditions of the Arrangement Agreement or in circumstances that would give rise to the payment by Goldcorp of the Goldcorp Termination Fee, Newmont has agreed that it will be responsible for all reasonable costs and expenses associated with any such Pre-Acquisition Reorganization.

Financing Cooperation

Subject to certain specified limitations, Goldcorp has agreed to use commercially reasonable efforts to provide, and to cause its Subsidiaries to provide, such cooperation as may be reasonably requested by Newmont in connection with the borrowing or an issuance of debt by Newmont and/or any liability management transaction (including, without limitation, any exchange offers, consent solicitations or tender offers) with respect to debt existing on the date of the Arrangement Agreement of Goldcorp or its Subsidiaries. These efforts may include, among other things, commercially reasonable efforts to: (a) provide assistance with any discussions of and/or furnish financial data and information reasonably required in connection with any debt financing, (b) direct their respective independent accountants to provide accounting assistance in connection with any debt financing, including in connection with providing customary comfort letters and consents, (c) obtain customary payoff letters, releases of Liens and other instruments of termination or discharge reasonably requested by Newmont and (d) authorize and facilitate discussions, meetings and other engagement by Newmont, its Subsidiaries or affiliates with Goldcorp’s or its Subsidiaries’ lenders.

The consummation of the Arrangement is not conditioned upon the consummation of, or the receipt by Newmont of proceeds from, any debt financing.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

>	cooperation between Goldcorp and Newmont in connection with public announcements and Goldcorp Shareholder or Newmont Stockholder, as applicable, communications;

>	cooperation between Goldcorp and Newmont in the preparation and filing of the Newmont Proxy Statement and this Circular;

>

the use of reasonable best efforts by Newmont to cause the Consideration Shares and the Newmont Shares issuable upon exercise of the Goldcorp Options and Replacement RSUs to be listed on the NYSE and Goldcorp’s agreement to use reasonable best efforts to cooperate with Newmont in connection with the foregoing;

>

to the extent necessary, Newmont shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the Newmont Shares issuable upon exercise of the Goldcorp Options and Replacement RSUs;

>

the use of commercially reasonable efforts by Newmont to ensure that the Newmont Shares forming part of the Consideration are either registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements;

>	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep information exchanged confidential; and

>	indemnification of directors and officers of Goldcorp and its Subsidiaries for in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

As previously announced on February 25, 2019, Newmont received an unsolicited acquisition proposal from Barrick Gold Corporation.

On March 4, 2019, the Newmont Board issued a response letter to the Barrick Gold Corporation proposal determining that the Barrick Gold Corporation proposal does not constitute, and would not reasonably be expected to constitute, a Newmont Superior Proposal, as such term is defined in the Arrangement Agreement.

In addition, to facilitate the realization of the potential synergies with Barrick Gold Corporation, Newmont proposed a term sheet for a joint venture that would combine Newmont and Barrick Gold Corporation’s Nevada operations, which was attached to the response letter.

Notwithstanding anything in the Arrangement Agreement to the contrary (including, without limitation, sections 5.2(c) and 5.9(a)), among other things, Goldcorp has expressly consented to the Nevada joint venture proposal and Newmont has agreed that it will keep Goldcorp informed of material developments with respect to that proposal and will seek Goldcorp’s consent prior to entering into any definitive agreements and making certain communications regarding the Nevada joint venture proposal.

Conditions

The respective obligations of Goldcorp and Newmont to complete the Arrangement are subject to the satisfaction of the following conditions on or before the Effective Time, each of which may be waived by mutual consent of the Parties:

>	the Arrangement Resolution shall have been duly approved by the Goldcorp Shareholders at the Goldcorp Meeting in accordance with the Interim Order and applicable Law;

>	the Newmont Resolutions shall have been duly approved at the Newmont Meeting in accordance with applicable Law;

>

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Newmont and Goldcorp, acting reasonably, and not having been set aside or modified in a manner unacceptable to either Goldcorp or Newmont, each acting reasonably, on appeal or otherwise;

>	no Order or Law being in effect that has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

>	the Consideration Shares shall, subject to customary conditions, have been approved for listing on the NYSE;

>	all of the Key Regulatory Approvals shall have been obtained; and

>	the Consideration Shares and the Replacement RSUs shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

The obligation of Newmont to complete the Arrangement is subject to the fulfillment of each of the following conditions on or before the Effective Time, each of which is for the exclusive benefit of Newmont and may be waived by Newmont, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Newmont may have:

>

(i) the representations and warranties of Goldcorp in the Arrangement Agreement regarding (a) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events shall be true and correct in all respects as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time, (b) capitalization and listing and Subsidiaries shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time, and (c) all other representations and warranties of Goldcorp shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except (in the case of clause (c)) where such failures of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Goldcorp Material Adverse Effect; and (ii) Goldcorp shall have provided to Newmont a certificate of two senior officers of Goldcorp certifying (on Goldcorp’s behalf and without personal liability) the foregoing and dated the Effective Date;

>

Goldcorp shall have complied in all material respects with all of its covenants in the Arrangement Agreement and shall have provided to Newmont a certificate of two senior officers of Goldcorp certifying (on Goldcorp’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

>

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Goldcorp Material Adverse Effect, and Goldcorp shall have provided to Newmont a certificate of two senior officers of Goldcorp to that effect (on Goldcorp’s behalf and without personal liability); and

>	Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 10% of the issued and outstanding Goldcorp Shares.

The obligation of Goldcorp to complete the Arrangement is subject to the fulfillment of each of the following conditions on or before the Effective Time, each of which is for the exclusive benefit of Goldcorp and may be waived by Goldcorp, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Goldcorp may have:

>	(i) the representations and warranties of Newmont in the Arrangement Agreement regarding (a) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events shall be true and correct in all respects as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time; (b) capitalization and listing shall be true and correct (other than de minimis inaccuracies), and (c) all other representations and warranties of Newmont shall be true and correct in all respects as of the date of the Arrangement Agreement and the Effective Time as if made at and as of such time, except where (in the case of clause (c)) the failures of such representations and warranties to be true and correct in all respects, individually or in the aggregate, have not had and would not reasonably be expected to have a Newmont Material Adverse Effect; and (ii) Newmont shall have provided to Goldcorp a certificate of two senior officers of Newmont certifying (on Newmont’s behalf and without personal liability) the foregoing dated the Effective Date;

>

Newmont shall have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and name change, governance and transitional requirements and in all material respects regarding its other covenants in the Arrangement Agreement, and shall have provided to Goldcorp a certificate of two senior officers of Newmont certifying (on Newmont’s behalf and without personal liability) compliance with such covenants dated the Effective Date; and

>

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Newmont Material Adverse Effect in respect of Newmont, and Newmont shall have provided to Goldcorp a certificate of two senior officers of Newmont to that effect (on Newmont’s behalf and without personal liability).

Termination of the Arrangement Agreement

Right to Terminate

The Arrangement Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of the Arrangement Resolution by the Goldcorp Shareholders and the approval of the Newmont Resolutions by the Newmont Stockholders, respectively, under the following circumstances:

>	by mutual written agreement of Newmont and Goldcorp;

>	by either Newmont or Goldcorp, if:

(a)

the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failures;

(b)

a final and non-appealable Law or Order has been enacted, entered or promulgated following the execution of the Arrangement Agreement that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement ;

(c)

Goldcorp Shareholder Approval is not obtained at the Goldcorp Meeting, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure; or

(d)

Newmont Stockholder Approval is not obtained at the Newmont Meeting, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure;

(e)	the other Party’s board of directors changes its recommendation with respect to the Arrangement;

(f)	the other Party breaches its non-solicitation covenants in any material respect;

(g)	a Material Adverse Effect has occurred and is continuing in relation to the other Party;

(h)

the other Party has breached of any its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause certain conditions to the Arrangement not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date; or

(i)

a Party’s own board of directors changes its recommendation in accordance with the terms of the Arrangement Agreement and, at the time of termination of the Arrangement Agreement, either (a) the Newmont Meeting is scheduled for a date that is later than April 11, 2019, or (b) it is on or after March 23, 2019 and the Newmont Meeting has not been scheduled; provided that such right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Newmont Meeting to occur on or prior to April 11, 2019.

The Party desiring to terminate the Arrangement Agreement shall give written notice to the other Party, specifying in reasonable detail the basis for the exercise of its termination right.

If the Arrangement Agreement is terminated in accordance with its terms, there will be no liability on the part of any Party thereto, except certain provisions of the Arrangement Agreement will survive such termination.

Termination Fees Payable by Goldcorp

Goldcorp is required to pay the Goldcorp Termination Fee to Newmont in the event that:

>	the Arrangement Agreement is terminated by Newmont due to a Goldcorp Change in Recommendation;

>

the Arrangement Agreement is terminated by either Party due to a failure to obtain the Goldcorp Shareholder Approval following a Goldcorp Change in Recommendation (but not including termination by either Party in circumstances where the Goldcorp Change in Recommendation resulted from the occurrence of a Newmont Material Adverse Effect);

>

the Arrangement Agreement is terminated by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Goldcorp Shareholder Approval, or by Newmont if Goldcorp is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only if in these termination events:

(a)

prior to such termination, a bona fide Goldcorp Acquisition Proposal shall have been made or publicly announced by any Person other than Newmont (and, if the Goldcorp Meeting is held, is not withdrawn at least five Business Days prior to the date of the Goldcorp Meeting); and

(b)

within 12 months following the date of such termination, (i) Goldcorp or one or more of its Subsidiaries enters into a definitive agreement in respect of a Goldcorp Acquisition Proposal and such Goldcorp Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Goldcorp Acquisition Proposal shall have been consummated (whether or not such Goldcorp Acquisition Proposal is the same Goldcorp Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provisions, references to “20%” in the definition of Goldcorp Acquisition Proposal shall be deemed to be a reference to “50%”; or

>

the Arrangement Agreement is terminated by Goldcorp after a Goldcorp Change in Recommendation, and at the time of termination of the Arrangement Agreement, either (a) the Newmont Meeting is scheduled for a date later than April 11, 2019, or (b) it is on or after March 23, 2019 and the Newmont Meeting has not been scheduled; provided that the right to terminate the Arrangement Agreement shall not be available to Goldcorp if its failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Newmont Meeting to occur on or prior to April 11, 2019.

Termination Fees Payable by Newmont

Newmont is required to pay the Newmont Termination Fee to Goldcorp in the event that:

>	the Arrangement Agreement is terminated by Goldcorp due to a Newmont Change in Recommendation;

>

the Arrangement Agreement is terminated by either Party due to a failure to obtain the Newmont Stockholder Approval following a Newmont Change in Recommendation (but not including termination by either Party in circumstances where the Newmont Change in Recommendation resulted from the occurrence of a Goldcorp Material Adverse Effect);

>

the Arrangement Agreement is terminated by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Newmont Stockholder Approval, or by Goldcorp if Newmont is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only if in these termination events:

(a)

prior to such termination, a bona fide Newmont Acquisition Proposal shall have been made or publicly announced by any Person other than Goldcorp (and, if the Newmont Meeting is held, is not withdrawn at least five Business Days prior to the date of the Newmont Meeting); and

(b)

within 12 months following the date of such termination, (i) Newmont or one or more of its Subsidiaries enters into a definitive agreement in respect of a Newmont Acquisition Proposal and such Newmont Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Newmont Acquisition Proposal shall have been consummated (whether or not such Newmont Acquisition Proposal is the same Newmont Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, reference to “20%” in the definition of Newmont Acquisition Proposal shall be deemed to be a reference to “50%”; or

>

the Arrangement Agreement is terminated by Newmont after a Newmont Change in Recommendation, and at the time of termination of the Arrangement Agreement, either (a) the Newmont Meeting is scheduled for a date later than April 11, 2019; or (b) it is on or after March 23, 2019 and the Newmont Meeting has not been scheduled; provided that the right to terminate the Arrangement Agreement shall not be available to Newmont if its failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Newmont Meeting to occur on or prior to April 11, 2019.

With regards to any proposal from Barrick Gold Corporation (including the recently announced hostile proposal), if (A) Barrick Gold Corporation does not withdraw its proposal at least 5 Business Days before the Newmont Meeting, and (B) the Newmont Resolutions are not approved by the Newmont Stockholders, and (i) Newmont and Barrick Gold Corporation enter into a definitive agreement in respect of an acquisition proposal at any time within 12 months following termination of the Arrangement Agreement and later consummate the acquisition proposal or (ii) an acquisition proposal is consummated within 12 months following termination of the Arrangement Agreement regardless of whether there is an agreement between Newmont and Barrick Gold Corporation, Goldcorp will be entitled to the US$650 million Newmont Termination Fee. The foregoing would be the case whether or not Newmont makes a Newmont Change in Recommendation. Alternatively, if Newmont makes a Newmont Change in Recommendation because of the proposal from Barrick Gold Corporation (or as a result of an amended proposal from Barrick Gold Corporation), then Goldcorp will have the right to either (A) terminate the Arrangement Agreement immediately, or (B) wait until the Newmont Meeting occurs and terminate the Arrangement Agreement with Newmont immediately if the Newmont Stockholders do not approve the Newmont Resolutions. In either case, Goldcorp will be entitled to the US$650 million Newmont Termination Fee.

Amendments, Extensions and Waivers

Amendments

The Arrangement Agreement may be amended by the Parties. All such amendments must be in writing signed by each Party.

Extensions and Waivers

At any time prior to the completion of the Arrangement, either Party may:

>	extend the time for the performance of any of the obligations or other acts of any other Party;

>	waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations; or

>	waive inaccuracies in any of the other Party’s representations or warranties;

provided that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

The Voting Agreements

The following summarizes material provisions of the Voting Agreements. This summary may not contain all of the information about the Voting Agreements that is important to Goldcorp Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Voting Agreements and not by this summary or any other information contained in this Circular. Goldcorp Shareholders are urged to read the form of Voting Agreements carefully and in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the form of Voting Agreements, which have been filed by Goldcorp and Newmont on their respective SEDAR profiles at www.sedar.com and EDGAR at www.sec.gov.

On January 14, 2019, in connection with the Arrangement, (i) each of the Goldcorp Locked-up Shareholders entered into a Goldcorp Voting Agreement with Newmont; and (ii) each of the Newmont Locked-up Shareholders entered into a Newmont Voting Agreement with Goldcorp. As of the Record Date, the Goldcorp Locked-up Shareholders, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 4,827,098 Goldcorp Shares, 525,656 Goldcorp Options and 250,477 Goldcorp RSUs, representing approximately 0.56% of the outstanding Goldcorp Shares on a non-diluted basis and approximately 0.65% of the outstanding Goldcorp Shares on a partially-diluted basis, assuming the exercise or vesting of their Goldcorp Options and Goldcorp RSUs. As of the Record Date, the Newmont Locked-up Shareholders, which includes all 12 current directors of Newmont and Thomas Palmer, Nancy Buese, Elaine Dorward-King, Randy Engel, Stephen Gottesfeld, Scott Lawson, William MacGowan and Marcelo Godoy from the Newmont executive leadership team, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,209,106 Newmont Shares, 453,312 Newmont RSUs, 1,228,417 Newmont performance leveraged stock units, 172,065 Newmont options to purchase Newmont Shares and 247,142 Newmont director stock units, representing approximately 0.23% of the outstanding Newmont Shares on a non-diluted basis and approximately 0.62% of the outstanding Newmont Shares on a partially-diluted basis, assuming the exercise or vesting of their Newmont RSUs, Newmont performance leveraged stock units, Newmont options to purchase Newmont Shares and Newmont director stock units.

The Voting Agreements set forth, among other things, the agreement of the Locked-up Shareholders to (a) vote all of their securities entitled to vote in favour of the Arrangement Resolution or the Newmont Resolutions, as applicable, and against any resolution, proposal, transaction or agreement proposed by any Person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement; (b) if requested, deliver or cause to deliver to the applicable transfer agent duly executed proxies or voting instruction forms, completed as specified in the Voting Agreement; (c) not to take any other action of any kind, including voting or not voting and relevant securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and (d) not to, directly or indirectly, sell transfer, pledge or assign, or agree to sell transfer, pledge or assign, any relevant securities (except pursuant to a permitted 10b5-1 plan). Goldcorp Shareholders also agree not to exercise any Dissent Rights or rights of appraisal in connection with the Arrangement.

Notwithstanding the above, if there is a Goldcorp Change in Recommendation or a Newmont Change in Recommendation, as applicable, the Locked-Up Shareholder will be entitled to abstain from voting on (a) the approval, consent, ratification and adoption of the Arrangement Resolution or the Newmont Resolutions, as applicable, and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

The Voting Agreements terminate upon the earliest of: (a) mutual written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) Goldcorp or Newmont, as applicable, varying the terms of the Arrangement Agreement in a manner that is materially adverse to the shareholder without consent (including if Newmont decreases the amount of Consideration set out in the Arrangement Agreement); or (d) the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Goldcorp Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with Goldcorp and Newmont; (b) is not and will not be affiliated with Goldcorp or Newmont; and (c) holds Goldcorp Shares and will hold Newmont Shares received pursuant to the Arrangement as capital property (each such owner in this section, a “Holder”).

The Goldcorp Shares and Newmont Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to Persons holding Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs, Goldcorp RSUs or other conversion or exchange rights to acquire Goldcorp Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose Goldcorp Shares are, a “tax shelter investment” (as defined in the Tax Act); (d) who makes, or has made, a “functional currency” election under section 261 of the Tax Act; (e) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (f) who acquired Goldcorp Shares under an employee stock option plan or other equity based employment compensation arrangement; (g) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement”, as defined in the Tax Act with respect to Goldcorp Shares or Newmont Shares; (h) if Newmont is at any time a “foreign affiliate” (as defined in the Tax Act) of such Holder or of another corporation that does not deal at arm’s length with the Holder for the purposes of the Tax Act; or (i) that receives dividends on its Newmont Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars, generally based on the Bank of Canada spot exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Goldcorp Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Goldcorp Shares (but not Newmont Shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Goldcorp Shares and Newmont Shares as capital property and whether such election can or should be made in respect of their Goldcorp Shares.

Disposition of Goldcorp Shares Pursuant to the Arrangement

A Resident Holder (other than a Resident Dissenter) who disposes of Goldcorp Shares to Newmont under the Arrangement will be considered to have disposed of each Goldcorp Share for proceeds of disposition equal to the sum of the Cash Consideration and the aggregate fair market value at the Effective Time of the Consideration Shares received by the Resident Holder in consideration for each such Goldcorp Share. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Goldcorp Share immediately before the time of disposition and any reasonable costs of disposition. See “– Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of each Consideration Share acquired under the Arrangement will be equal to the fair market value of such Consideration Share at the time of acquisition. For the purpose of determining the adjusted cost base of a Consideration Share to a Resident Holder, when a Consideration Share is acquired, the cost of the newly acquired Consideration Share will be averaged with the adjusted cost base of all identical Newmont Shares owned by the Resident Holder as capital property immediately before that acquisition.

Dividends on Newmont Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Newmont Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Newmont Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Newmont Shares

A Resident Holder that disposes or is deemed to dispose of a Newmont Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Newmont Share exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Newmont Share immediately before the disposition and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the usual rules applicable to capital gains and capital losses. See “– Taxation of Capital Gains and Capital Losses”.

In certain circumstances U.S. tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Newmont Shares. See the discussion under the heading “– Certain United States Federal Income Tax Considerations”. Any such U.S. tax may be eligible for a deduction or credit under the Tax Act. If the U.S. tax is not eligible for a deduction or credit under the Tax Act, then double taxation in respect of the capital gain would arise. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will generally be entitled to deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of Goldcorp Shares by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Resident Holders should also note the comments under “– Alternative Minimum Tax” and “– Additional Refundable Tax of Canadian-Controlled Private Corporations”.

Alternative Minimum Tax

A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Newmont Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. The Newmont Shares will be “specified foreign property” of a Resident Holder for these purposes. Resident Holders should consult their own tax advisors regarding compliance with these reporting requirements.

Offshore Investment Fund Property Rules

The Tax Act contains rules which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Newmont Shares if (1) the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the Tax Act and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring or holding the Newmont Shares was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Newmont Shares.

Eligibility for Investment by Registered Plans

Based on the current provisions of the Tax Act in force as of the date hereof, Newmont Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan and a tax-free savings account, each as defined in the Tax Act (“Registered Plans”) and a deferred profit sharing plan, if the Newmont Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the NYSE and the TSX) at the Effective Time of the Arrangement.

Notwithstanding that Newmont Shares may be qualified investments for a Registered Plan, a beneficiary, annuitant, or subscriber, as the case may be, (each a “Plan Holder”), will be subject to a penalty tax on such shares if such shares are a “prohibited investment” for the Registered Plan. Newmont Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with Newmont for purposes of the Tax Act and has a “significant interest” (as defined in the Tax Act) in Newmont. Plan Holders are advised to consult their own tax advisors with respect to whether Newmont Shares are “prohibited investments” in their particular circumstances and the tax consequences of Newmont Shares being acquired or held by a Registered Plan.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is paid the fair value of a Goldcorp Share in consideration for the Goldcorp Share in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than any interest) exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of the Goldcorp Share determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the usual rules applicable to capital gains and losses. See “– Taxation of Capital Gains and Capital Losses”.

A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Goldcorp Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Disposition of Goldcorp Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Goldcorp Shares under the Arrangement unless the Goldcorp Shares are “taxable Canadian property” and are not “treaty-protected property” to the Non-Resident Holder.

Generally, a Goldcorp Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a “designated stock exchange” (which currently includes the NYSE and the TSX) unless, at any time during the 60-month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other Persons with whom the Non-Resident Holder does not deal at arm’s length, any partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons or partnerships, held 25% or more of the issued shares of any class or series in the capital of Goldcorp; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties”, (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Notwithstanding the foregoing, in certain other circumstances a Goldcorp Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the Goldcorp Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Goldcorp Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Goldcorp Shares constitute “treaty protected property” of the Non-Resident Holder for purposes of the Tax Act. Goldcorp Shares will generally be considered ‘‘treaty-protected property’’ of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Goldcorp Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described under “– Holders Resident in Canada – Disposition of Goldcorp Shares Pursuant to the Arrangement” and “– Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Non-Resident Holders whose Goldcorp Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Goldcorp Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid the fair value for the Non-Resident Dissenter’s Goldcorp Shares will generally realize a capital gain or capital loss as discussed under “– Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “– Holders Not Resident in Canada – Disposition of Goldcorp Shares Pursuant to the Arrangement”, any resulting capital gain would only be subject to tax under the Tax Act if the Goldcorp Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian income or withholding tax under the Tax Act.

Dividends on Newmont Shares

Dividends paid on Newmont Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dispositions of Newmont Shares

No tax will be payable under the Tax Act by a Non-Resident Holder of Newmont Shares on any capital gain realized on the future disposition or deemed disposition of Newmont Shares unless such Newmont Shares are or are deemed to be “taxable Canadian property”, as discussed above, to the Non-Resident Holder at the time of disposition or deemed disposition and do not constitute “treaty-protected property”, as defined in the Tax Act (see “– Holders Not Resident in Canada – Disposition of Goldcorp Shares Pursuant to the Arrangement”).

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) and to a non-U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete discussion of all potential U.S. federal income tax considerations that may apply to a U.S. Holder or a non-U.S. Holder as a result of the Arrangement. This summary does not consider the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including any tax consequences to a holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders and non-U.S. Holders of the Arrangement or the ownership and disposition of Newmont Shares received pursuant to the Arrangement. Except as discussed below, this summary does not discuss reporting requirements. Each U.S. Holder and non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement.

No legal opinion from U.S. counsel or ruling from the U.S. Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Goldcorp Shares (or, after the Arrangement, Newmont Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is (a) an individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes;(b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the Laws of the United States, any state thereof or the District of Columbia;(c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if it: (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. Persons have the authority to the control all substantial decisions; or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Goldcorp Shares participating in the Arrangement (or, after the Arrangement, Newmont Shares) or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. To the extent applicable to non-U.S. Holders, this summary is limited to a discussion regarding the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement. Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) and other tax consequences relating to the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

>	any conversion into Goldcorp Shares or Newmont Shares of any notes, debentures or other debt instruments;

>

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Goldcorp Shares or Newmont Shares, including the Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs, and Goldcorp RSUs; and

>	any transaction, other than the Arrangement, in which Goldcorp Shares or Newmont Shares are acquired.

Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Newmont Shares received pursuant to the Arrangement applicable to holders that are subject to special provisions under the Code, including, but not limited to, holders that: (a) are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are controlled foreign corporations or passive foreign investment companies under the Code; (d) are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method; (e) are U.S. Holders that have a “functional currency” other than the U.S. dollar; (f) own Goldcorp Shares (or after the Arrangement, Newmont Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) acquired Goldcorp Shares (or after the Arrangement, Newmont Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (h) hold Goldcorp Shares (or after the Arrangement, Newmont Shares) other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes); (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are required to accelerate the recognition of any item of gross income with respect to Goldcorp Shares (or after the Arrangement, Newmont Shares ) as a result of such income being recognized on an applicable financial statement; or (k) own, have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of Goldcorp’s outstanding shares, or will own (directly, indirectly, or by attribution), 10% or more of the total combined voting power or value of Newmont’s Shares after the Arrangement. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: U.S. expatriates or former long-term residents of the U.S. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Goldcorp Shares (or after the Arrangement, Newmont Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership participating in the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships or pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Newmont Shares received pursuant to the Arrangement.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. EACH U.S. AND NON-U.S. HOLDER OF GOLDCORP SHARES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, AND CONSEQUENT OWNERSHIP OF NEWMONT SHARES, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Exchange of Goldcorp Shares for the Consideration

A U.S. Holder’s exchange of Goldcorp Shares for the Consideration pursuant to the Arrangement (the “Goldcorp Share Exchange”) will be a taxable transaction for U.S. federal income tax purposes and will generally result in the following U.S. federal income tax consequences:

>

a U.S. Holder of Goldcorp Shares will recognize gain or loss equal to the difference between (i) the sum of the fair market value of Newmont Shares and the U.S. dollar amount of the cash received by such U.S. Holder in the Arrangement, and (ii) the adjusted tax basis of such U.S. Holder in such Goldcorp Shares exchanged;

>

the aggregate tax basis of Newmont Shares received by a U.S. Holder of Goldcorp Shares in the Arrangement will be equal to the aggregate fair market value of Newmont Shares as of the Effective Date; and

>	the holding period of Newmont Shares received by a U.S. Holder in the Arrangement will begin on the day after the Effective Date.

Gain or loss must be calculated separately for each block of Goldcorp Shares exchanged by a U.S. Holder if such blocks were acquired at different times or different prices. Any gain or loss recognized by a U.S. Holder as a result of the Goldcorp Share Exchange generally will be capital gain or loss and will be long-term capital gain or loss if such Goldcorp Shares have been held for more than one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust.

There are no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules

If Goldcorp were characterized as a passive foreign investment company (“PFIC”) for any year during a U.S. Holder’s holding period for its Goldcorp Shares, then certain potentially adverse rules may affect the U.S. federal income tax consequences to such U.S. Holder and result in U.S. consequences different from those described above. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. With respect to sales by a corporation, “gross income” generally means sales revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Goldcorp does not believe that it was a PFIC for its last taxable year and based on current plans and financial expectations, does not expect to be a PFIC for its taxable year which includes the Effective Date. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, whether Goldcorp will be a PFIC for the taxable year during which the Arrangement is completed will not be known as of the Effective Date. There can be no assurance that the IRS will not challenge any determination made by Goldcorp concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to its disposition of Goldcorp Shares pursuant to the Arrangement.

A U.S. Holder of Goldcorp Shares would be subject to special, adverse tax rules in respect of the Arrangement if Goldcorp were classified as a PFIC for any taxable year during which a U.S. Holder held Goldcorp Shares. In such event, (a) any gain on the exchange of Goldcorp Shares for Newmont Shares and U.S. dollars would be allocated ratably over such U.S. Holder’s holding period for the Goldcorp Shares; (b) the amount allocated to the current taxable year and any year prior to the first year in which Goldcorp was classified as a PFIC would be taxed as ordinary income in the current year; (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (d) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each prior taxable year, which interest charge is not deductible by non-corporate U.S. Holders. The rules described above would not apply to the disposition of Goldcorp Shares if Goldcorp were a PFIC to a U.S. Holder that had made a “mark-to-market” election, or a qualified electing fund (“QEF”) election with respect to its Goldcorp Shares. It is not expected that a U.S. Holder will have made or be able to make a QEF election because Goldcorp has not provided U.S. Holders with the information necessary to make a QEF election. Any U.S. Holder that made either such election should consult with its own tax advisors.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership of the Goldcorp Shares and the Arrangement.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid U.S. dollars in exchange for all of its Goldcorp Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar amount of the cash received by such U.S. Holder in exchange for Goldcorp Shares and (ii) the tax basis of such U.S. Holder in such Goldcorp Shares surrendered. Any gain or loss recognized by the U.S. Holder with respect to those Goldcorp Shares would generally be capital gain or loss, which will be long-term capital gain or loss if such Goldcorp Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Federal Income Tax Consequences to U.S. Holders Related to the Ownership and Disposition of Newmont Shares

Ownership of Newmont Shares – Distributions with Respect to Newmont Shares

Distributions, if any, paid on Newmont Shares, other than certain pro rata distributions of Newmont Shares, will be treated as a dividend to the extent paid out of Newmont’s current or accumulated earnings and profits and will be includible in a U.S. Holder’s income and taxable as ordinary income when received. If a distribution exceeds Newmont’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of a U.S. Holders investment, up to such U.S. Holder’s tax basis in its Newmont Shares. Any remaining excess will be treated as a capital gain. Dividends received by a non-corporate U.S. Holder will generally be eligible to be taxed at reduced rates if such U.S. Holder satisfies certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will generally be eligible for the dividends received deduction if such U.S. Holder satisfies certain holding period and other applicable requirements.

Disposition of Newmont Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Newmont Shares in an amount equal to the difference, if any, between: (a) the amount of cash plus the fair market value of any property received; and (b) such U.S. Holder’s tax basis in the Newmont Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Newmont Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Additional Considerations Relevant to U.S. Holders of Goldcorp Shares

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from such tax) will be subject to a 3.8% tax on all or a portion of their “net investment income”, which includes dividends on the Goldcorp Shares or Newmont Shares and net gains from the disposition of the Goldcorp Shares or Newmont Shares. U.S. Holders are urged to consult their tax advisors with respect to the net investment income tax and its applicability in their particular circumstances.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax Law, certain categories of U.S. Holders of Goldcorp Shares and Newmont Shares must file information returns with respect to their investment in, or involvement in, Goldcorp or Newmont. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. Person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. Person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Goldcorp Shares or Newmont Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments of cash made within the U.S. or by a U.S. payor or U.S. middleman in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) may be subject to information reporting and backup withholding tax, currently at a rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number and other required information (generally on an IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, or (b) fails to establish that such U.S. Holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Arrangement

The Goldcorp Share Exchange

A non-U.S. Holder generally will not be subject to U.S. federal income tax on gain with respect to the Goldcorp Share Exchange unless:

>

the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder;

>	or the non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. If the non-U.S. Holder is a corporation, an additional branch profits tax imposed at a rate of 30% (or lower treaty rate) may also apply. An individual non-U.S. Holder described in the second bullet point generally will be subject to a flat 30% tax on any gain recognized with respect to the Goldcorp Share Exchange.

Non-U.S. Holders should consult with their own tax advisors with respect to the U.S. federal income tax consequences of the Arrangement, including whether any applicable income tax treaties may provide for different results in such non-U.S. Holder’s particular circumstances.

Non-U.S. Holders Exercising Dissent Rights

A non-U.S. Holder who exercises Dissent Rights pursuant to the Arrangement is entitled to receive the fair value of Goldcorp Shares held by such non-U.S. Holder who exercises Dissent Rights. Upon the receipt of a payment, a non-U.S. Holder exercising Dissent Rights will be considered to have disposed of its Goldcorp Shares for proceeds of disposition equal to the amount received and with the tax consequences to non-U.S. Holders discussed above under “– The Goldcorp Share Exchange”.

U.S. Federal Income Tax Consequences to Non-U.S. Holders Related to the Ownership and Disposition of Newmont Shares

Distributions with Respect to Newmont Shares

In general, any distributions of cash or property made to a non-U.S. Holder with respect to Newmont Shares that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty provided the non-U.S. Holder properly certifies as to its eligibility for such reduced rate). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of Newmont’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. Holder’s Newmont Shares and, to the extent it exceeds the adjusted basis in the non-U.S. Holder’s Newmont Shares, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described under “– Gain on Sale or Other Disposition of Newmont Shares”.

Dividends that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. Holder generally will not be subject to U.S. withholding tax if the non-U.S. Holder complies with applicable certification and disclosure requirements.

Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. Holder were a resident of the United States. A non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Newmont Shares

In general, a non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion under the headings “–   Additional Considerations Relevant to Non-U.S. Holders of Newmont Shares – Information Reporting and Backup Withholding” and “– Additional Considerations Relevant to Non-U.S. Holders of Newmont Shares – Foreign Account Tax Compliance Act”, U.S. federal withholding tax on any gain realized upon the sale or other disposition of Newmont Shares unless:

>

the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder;

>	the non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

>

Newmont is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. Holder’s holding period and certain other conditions are satisfied.

A non-U.S. Holder whose gain is described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale at regular graduated United States federal income tax rates. If such non-U.S. Holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax (or lower applicable treaty rate) on the gain derived from the sale, which may be offset by U.S. source capital losses of the non-U.S. Holder, even though the individual is not considered a resident of the United States, but only if such losses are reflected on a timely-filed U.S. federal income tax return.

With respect to the third bullet point above, in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable U.S. Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests (including its U.S. real property interests) and its other assets used or held for use in its trade or business. Newmont has not determined whether it currently is a USRPHC for U.S. federal income tax purposes and no assurance can be given that it is not or will become one in the future. In the event that Newmont is a USRPHC for U.S. federal income tax purposes, as long as Newmont Shares continue to be “regularly traded on an established securities market”, a non-U.S. Holder will not be taxable on gain recognized on the disposition of Newmont Shares unless the non-U.S. Holder actually or constructively owned more than 5% of the outstanding common stock of Newmont at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. Holder’s holding period for such Newmont Shares. Newmont believes that its stock is and will continue to be regularly traded on an established securities market, but no assurances can be made in this regard. If Newmont Shares were not considered to be regularly traded on an established securities market, a non-U.S. Holder would be subject to U.S. federal income tax on any gain realized on a disposition of Newmont Shares, and the purchaser would generally be required to withhold 15% of the purchase price and remit such amount to the IRS. Any amounts so withheld would be creditable against the U.S. federal income tax liability described in the preceding sentence and would generally be refundable to the extent of any excess thereof.

Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of Newmont Shares.

Additional Considerations Relevant to Non-U.S. Holders of Newmont Shares

Information Reporting and Backup Withholding Tax

Any distributions paid on Newmont Shares, and the tax withheld with respect thereto, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or withholding was not required because the distributions were effectively connected with a trade or business in the United States conducted by the non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 24%) on certain reportable payments. Distributions paid to a non-U.S. Holder on Newmont Shares generally will be exempt from backup withholding if the non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a successor form for either) or otherwise establishes an exemption.

The payment of gross proceeds from the disposition of Newmont Shares to or through the U.S. office of any broker, U.S. or foreign, will generally be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury (generally on an IRS Form W-8BEN or IRS Form W-8BEN-E) or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. Person or that the conditions of any other exemption are not, in fact, satisfied. The payment of gross proceeds from the disposition of Newmont Shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related Person”). In the case of the payment of the proceeds from the disposition of Newmont Shares to or through a non-U.S. office of a broker that is either a U.S. Person or a U.S. related Person, the U.S. Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in light of their particular circumstances (including upon their disposition of Newmont Shares).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder may be refunded or credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, if the non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance promulgated thereunder (“FATCA”) impose U.S. withholding on certain payments made to “foreign financial institutions” and to certain other non-U.S. entities, including intermediaries. Such withholding will generally be imposed at a 30% rate on certain payments of (i) dividends on, and (ii) subject to the following sentence, gross proceeds from the sale or disposition of, shares issued by a U.S. Person, including Newmont Shares, to a (A) foreign financial institution unless such foreign financial institution enters into (or is deemed to have entered into) an agreement with the U.S. Department of the Treasury to, among other things, undertake to identify accounts held by certain U.S. Persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% of payments to such account holders whose actions prevent the financial institution from complying with these reporting and other requirements; or (B) a foreign entity that is not a foreign financial institution unless the entity certifies that it does not have any substantial U.S. owners or the entity furnishes identifying information regarding each substantial U.S. owner or otherwise is excepted from FATCA. The IRS and the U.S. Treasury Department recently issued proposed U.S. Treasury Regulations (the “Proposed Regulations”) that would remove gross proceeds described in (ii) above from the withholding obligation. Taxpayers may rely on the provisions of the Proposed Regulations until final regulations are issued. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA, which will reduce but not eliminate the risk of FATCA withholding for investors in or holding Newmont Shares through financial institutions in such countries. Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of FATCA to their ownership and disposition of Newmont Shares in light of their particular circumstances, including the effect of any U.S. federal, state, local, or non-U.S. tax Laws.

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT

Information Concerning Goldcorp

Goldcorp is a senior gold producer engaged in the acquisition, exploration, development, operation, and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America.

Goldcorp was founded in 1994 and is currently headquartered in Vancouver, British Columbia, Canada. Goldcorp’s principal operating mining properties are comprised of the Red Lake, Éléonore, Musselwhite and Porcupine gold mines in Canada; the Peñasquito gold-silver-lead-zinc mine in Mexico; the Cerro Negro gold-silver mine in Argentina; and the Pueblo Viejo gold-silver-copper mine (40% interest) in the Dominican Republic. Goldcorp’s development projects include the Coffee gold project and Borden gold project in Canada, and the NuevaUnión gold-copper project (50% interest) and Norte Abierto gold project (50% interest) in Chile.

Additional information with respect to the business and affairs of Goldcorp is attached to this Circular as Schedule “J”.

Information Concerning Newmont

Newmont is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname. Newmont is also engaged in the production of copper, principally through operations at its Boddington mine in Australia and Phoenix mine in the United States. Newmont’s original predecessor corporation was incorporated in 1921 under the Laws of Delaware.

Additional information with respect to the business and affairs of Newmont is attached to this Circular as Schedule “K”.

OTHER INFORMATION

Interest in Meeting Business and Material Transactions

Other than as set forth in this Circular, none of Goldcorp, Goldcorp’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Goldcorp Meeting except for any interest arising from the ownership of Goldcorp Shares where the Goldcorp Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Goldcorp Shares. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Other than as set forth in this Circular, since January 1, 2018, no informed Person of Goldcorp or anyone associated or affiliated with any of them, has or had a direct or indirect material interest in any transaction since the beginning of Goldcorp’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Goldcorp, or any of its subsidiaries or affiliates.

Auditors

The auditor of Goldcorp is Deloitte LLP, Independent Registered Public Accounting Firm.

The auditor of Newmont is Ernst & Young LLP.

Interest of Experts

The consolidated financial statements of Goldcorp incorporated by reference in this Circular, and the effectiveness of Goldcorp’s internal control over financial reporting have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their reports which are also incorporated herein by reference. Deloitte LLP, Independent Registered Public Accounting Firm, is independent with respect to Goldcorp within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the U.S. federal Laws and applicable rules and regulations of the SEC and the PCAOB.

The consolidated financial statements of Newmont incorporated by reference in this Circular, and the effectiveness of Newmont’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, as stated in their reports which are also incorporated herein by reference. Ernst & Young LLP, is independent with respect to Newmont within the meaning of U.S. federal Laws and applicable rules and regulations of the SEC and the PCAOB.

Each of Fort Capital, BofA Merrill Lynch and TD Securities is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See “The Arrangement – Goldcorp Fairness Opinions”. Except for the fees to be paid to the financial advisors, in respect of BofA Merrill Lynch and TD Securities a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Goldcorp, none of the financial advisors, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Goldcorp or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Goldcorp or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Goldcorp or any associate or affiliate thereof.

Brad Armstrong, P. Eng., Maura Kolb, P. Geo., and Nuri Hmidi, P. Eng. have acted as Qualified Persons on the Red Lake Report and have reviewed and approved the information related to the Red Lake gold mines contained in this Circular, or incorporated by reference herein, other than the Mineral Reserve and Mineral Resource estimations contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular. Each of the aforementioned persons is an employee of Goldcorp.

Dr. Anne Charland, P. Geo., Martin Perron, P. Eng., Adrienne Rispoli, P. Eng., Martin Bussières, P. Eng. and Sophie Bergeron, P. Eng. have acted as Qualified Persons on the Éléonore Report and have reviewed and approved the information related to the Éléonore gold mine contained in this Circular, or incorporated by reference herein, other than the Mineral Reserve and Mineral Resource estimations contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular. Each of the aforementioned persons is an employee of Goldcorp.

Dr. Guillermo Pareja, P. Geo., Victor Vdovin, P. Eng. and Peter Lind, P. Eng., have acted as Qualified Persons on the Peñasquito Report and have review and approved the information related to the Peñasquito gold-silver-lead-zinc mine contained in this Circular, or incorporated by reference herein, other than the Mineral Reserve and Mineral Resource estimations contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular. Each of the aforementioned persons is an employee of Goldcorp.

Andrew Tripp, P.E., Dr. Sally Goodman, P. Geo., Dr. Guillermo Pareja, P. Geo., and Kevin Murray, P. Eng., have acted as qualified persons on the Cerro Negro Report and have reviewed and approved the information related to the Cerro Negro gold-silver mine contained in this Circular, or incorporated by reference herein, other than the Mineral Reserve and Mineral Resource estimations contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular. Each of Andrew Tripp, P.E., Dr. Guillermo Pareja, P. Geo., and Kevin Murray, P. Eng.is an employee of Goldcorp.

Rosmery Cardenas, P. Eng., Hugo Miranda, MBA, ChMC (RM), and Holger Krutzelmann, P. Eng., of Roscoe Postle Associates Inc., have acted as Qualified Persons in connection with the Pueblo Viejo Report and have reviewed and approved the information related to the Pueblo Viejo gold-silver-copper mine contained in this Circular other than the Mineral Reserve and Mineral Resource estimations contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular. Each of Rosmery Cardenas, Hugo Miranda and Holger Krutzelmann is independent of Goldcorp.

The Mineral Reserve and the Mineral Resource estimations with respect to the Red Lake gold mines, the Éléonore gold mine, the Peñasquito gold-silver-lead-zinc mine, the Cerro Negro gold-silver mine and the Pueblo Viejo gold-silver-copper mine contained in “Schedule “L” – Mineral Reserves and Mineral Resources Statements” in this Circular have been reviewed and approved by Patrick Garretson, SME Registered Member, Goldcorp’s Director, Resources and Reserves, who is a Qualified Person under NI 43-101.

Except as otherwise provided in this Circular, all other scientific and technical information of Goldcorp in this Circular, or incorporated by reference in Schedule “J”, has been reviewed and approved by Ivan Mullany, FAusIMM, Goldcorp’s SVP, Technical Services, who is a Qualified Person under NI 43-101.

The Mineral Reserve and the Mineral Resource estimates of Newmont in “Schedule “L” – Mineral Reserves and Mineral Resource Statements” and all scientific and technical information of Newmont Schedule “K”, or incorporated by reference in Schedule “K”, has been reviewed and approved on behalf of Newmont by Donald Doe, B.Sc, M.Sc, SME (RM 4044636), Group Executive, Reserves, who is a Qualified Person under NI 43-101. Donald Doe has also prepared the technical reports of Newmont in “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

As at the date hereof, Ivan Mullany, FAusIMM, Brad Armstrong, P. Eng., Maura Kolb, P. Geo., Nuri Hmidi, P. Eng., Dr. Anne Charland, P. Geo., Martin Perron, P. Eng., Adrienne Rispoli, P. Eng., Martin Bussières, P. Eng., Sophie Bergeron, P. Eng., Dr. Guillermo Pareja, P.Geo., Victor Vdovin, P. Eng., Peter Lind, P. Eng., Andrew Tripp, P.E., Dr. Sally Goodman, P.Geo., Kevin Murray, P.Eng., Rosmery Cardenas, P.Eng., Hugo Miranda, MBA, ChMC (RM), Holger Krutzelmann, P.Eng., Patrick Garretson, SME Registered Member, and Donald Doe, B.Sc, M.Sc, SME (RM 4044636) collectively hold less than 1% of Goldcorp’s outstanding securities or of any Goldcorp’s associates or affiliates.

Exemptive Relief

Goldcorp applied for and obtained exemptive relief from the British Columbia Securities Commission and the Ontario Securities Commission from the requirement to include a reconciliation of the financial statements of Newmont that are included or incorporated by reference in this Circular to IFRS as required by NI 71-101.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Goldcorp Shareholders have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer Chairman of the Board

March 4, 2019

Vancouver, British Columbia

CONSENT OF EXPERTS

Consent of Fort Capital Partners

To: The Board of Directors of Goldcorp Inc.

We refer to the full text of the written fairness opinion dated as of January 13, 2019 (the “Fort Capital Fairness Opinion”), which we prepared for the benefit and use of the special committee of the board of directors of Goldcorp Inc. (“Goldcorp”), in connection with the arrangement involving Goldcorp and Newmont Mining Corporation (as described in Goldcorp’s management information circular dated March 4, 2019 (the “Circular”)).

We hereby consent to the inclusion of the full text of the Fort Capital Fairness Opinion in Schedule “C” of the Circular, and reference to our firm name and the Fort Capital Fairness Opinion in the Circular under the headings “Questions and Answers Relating to the Arrangement – Does the Goldcorp Board support the Arrangement?”, “Questions and Answers Relating to the Arrangement – Why is the Goldcorp Board making this recommendation? – Fairness opinions”, “Glossary of Terms”, “Executive Summary – Recommendation of the Goldcorp Special Committee”, “Executive Summary – Recommendation of the Goldcorp Board”, “Executive Summary – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “Executive Summary – Goldcorp Fairness Opinions – Fort Capital Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Goldcorp Special Committee”, “The Arrangement – Recommendation of the Goldcorp Board”, “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “The Arrangement – Goldcorp Fairness Opinions – Fort Capital Fairness Opinion”, “Transaction Agreements – The Arrangement Agreement – Covenants – Efforts to Obtain Required Goldcorp Shareholder Approval” and “Other Information – Interest of Experts”.

Our fairness opinion was given as at January 13, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the special committee of the board of directors of Goldcorp may or shall be entitled to rely upon the Fort Capital Fairness Opinion.

(signed) “Fort Capital Partners”

Vancouver, British Columbia

March 4, 2019

Consent of Merrill Lynch Canada Inc.

To: The Board of Directors of Goldcorp Inc.

We refer to the full text of the written fairness opinion dated as of January 13, 2019 (the “BofA Merrill Lynch Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Goldcorp Inc. (“Goldcorp”), in connection with the arrangement involving Goldcorp and Newmont Mining Corporation (as described in Goldcorp’s management information circular dated March 4, 2019 (the “Circular”)).

We hereby consent to the inclusion of the full text of the BofA Merrill Lynch Fairness Opinion in Schedule “D” of the Circular, and reference to our firm name or the BofA Merrill Lynch Fairness Opinion, as applicable, in the Circular under the headings “Questions and Answers Relating to the Arrangement – Does the Goldcorp Board support the Arrangement?”, “Questions and Answers Relating to the Arrangement – Why is the Goldcorp Board making this recommendation? – Fairness opinions”, “Glossary of Terms”, “Executive Summary – Recommendation of the Goldcorp Special Committee”, “Executive Summary – Recommendation of the Goldcorp Board”, “Executive Summary – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “Executive Summary – Goldcorp Fairness Opinions – BofA Merrill Lynch Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Goldcorp Special Committee”, “The Arrangement – Recommendation of the Goldcorp Board”, “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “The Arrangement – Goldcorp Fairness Opinions – BofA Merrill Lynch Fairness Opinion”, “Transaction Agreements – The Arrangement Agreement – Covenants – Efforts to Obtain Required Goldcorp Shareholder Approval” and “Other Information – Interest of Experts”.

Our fairness opinion was given as at January 13, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Goldcorp may or shall be entitled to rely upon the BofA Merrill Lynch Fairness Opinion.

(signed) “Merrill Lynch Canada Inc.”

 Toronto, Ontario

March 4, 2019

Consent of TD Securities Inc.

To: The Board of Directors of Goldcorp Inc.

We refer to the full text of the written fairness opinion dated as of January 13, 2019 (the “TD Securities Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Goldcorp Inc. (“Goldcorp”), in connection with the arrangement involving Goldcorp and Newmont Mining Corporation (as described in Goldcorp’s management information circular dated March 4, 2019 (the “Circular”)).

We hereby consent to the inclusion of the full text of the TD Securities Fairness Opinion in Schedule “E” of the Circular, and reference to our firm name and the TD Securities Fairness Opinion in the Circular under the headings “Questions and Answers Relating to the Arrangement – Does the Goldcorp Board support the Arrangement?”, “Questions and Answers Relating to the Arrangement – Why is the Goldcorp Board making this recommendation? – Fairness opinions”, “Glossary of Terms”, “Executive Summary – Recommendation of the Goldcorp Special Committee”, “Executive Summary – Recommendation of the Goldcorp Board”, “Executive Summary – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “Executive Summary – Goldcorp Fairness Opinions – TD Securities Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Goldcorp Special Committee”, “The Arrangement – Recommendation of the Goldcorp Board”, “The Arrangement – Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board – Fairness opinions”, “The Arrangement – Goldcorp Fairness Opinions – TD Securities Fairness Opinion”, “Transaction Agreements – The Arrangement Agreement – Covenants – Efforts to Obtain Required Goldcorp Shareholder Approval” and “Other Information – Interest of Experts”.

Our fairness opinion was given as at January 13, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Goldcorp may or shall be entitled to rely upon the TD Securities Fairness Opinion.

 (signed) “TD Securities Inc.”

Toronto, Ontario

March 4, 2019

SCHEDULE A – ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Goldcorp Inc. (“Goldcorp”), pursuant to the arrangement agreement between Goldcorp and Newmont Mining Corporation dated January 14, 2019, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of Goldcorp dated March 4, 2019 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)

The plan of arrangement of Goldcorp, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule B to the Circular, is hereby authorized, approved and adopted.

(3)

The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of Goldcorp in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of Goldcorp in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by Goldcorp of its obligations thereunder, are hereby ratified and approved.

(4)

Goldcorp is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

(5)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Goldcorp (the “Goldcorp Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Goldcorp are hereby authorized and empowered, without further notice to or approval of the Goldcorp Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(6)

Any officer or director of Goldcorp is hereby authorized and directed, for and on behalf of Goldcorp, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of Goldcorp or otherwise, for filing with the Director under the OBCA, articles of arrangement and all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

A-1

SCHEDULE B – PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, the following words and terms have the meanings set out below:

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions under Canadian Securities Laws;

“Arrangement” means the arrangement of Goldcorp under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Newmont and Goldcorp, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated January 14, 2019 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of Goldcorp Shareholders approving the Arrangement which is to be considered at the Goldcorp Meeting substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario, the Province of British Columbia or in the State of New York;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Consideration” means, for each Goldcorp Share, $0.02 in cash;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 183 of the OBCA;

“Closing VWAP” means the volume weighted average price of a Newmont Share, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

“Consideration” means, for each Goldcorp Share, (a) a fraction of a Newmont Share equal to the Exchange Ratio, plus (b) the Cash Consideration;

“Consideration Shares” means the Newmont Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any Person that Goldcorp may appoint to act as depositary for the Goldcorp Shares in relation to the Arrangement, with the approval of Newmont, acting reasonably;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Goldcorp Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Goldcorp Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Goldcorp Shares in respect of which Dissent Rights are validly exercised by such Goldcorp Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.12 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by Newmont and Goldcorp in writing;

“Equity Award Exchange Ratio” means the sum of (a) the Exchange Ratio, and (b) a fraction of a Newmont Share equal to the quotient (rounded to the nearest four decimal places) obtained by dividing (i) the Cash Consideration, by (ii) the Closing VWAP;

“Exchange Ratio” means, for each Goldcorp Share, 0.3280 of a Newmont Share;

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, in form and substance acceptable to Newmont and Goldcorp, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Newmont and Goldcorp, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Newmont and Goldcorp, each acting reasonably);

“Goldcorp” means Goldcorp Inc., a corporation existing under the laws of the Province of Ontario;

“Goldcorp Board” means the board of directors of Goldcorp as the same is constituted from time to time;

“Goldcorp Meeting” means the special meeting of Goldcorp Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Goldcorp Option Plan” means the amended and restated 2005 Goldcorp Stock Option Plan, last amended April 28, 2016;

“Goldcorp Options” means options to purchase Goldcorp Shares granted under the Goldcorp Option Plan and options to purchase Goldcorp Shares granted under the stock option plan of Exeter Resource Corporation;

“Goldcorp Phantom RSU Plan” means the Goldcorp phantom restricted share unit plan dated January 22, 2013 and last amended February 12, 2014;

“Goldcorp Phantom RSUs” means phantom restricted share units issued under the Goldcorp Phantom RSU Plan;

“Goldcorp PSU Plan” means the Goldcorp performance share unit plan, amended effective July 28, 2010, and last amended February 14, 2018;

“Goldcorp PSUs” means performance share units issued under the Goldcorp PSU Plan;

“Goldcorp RSU Plan” means the Goldcorp restricted share unit plan, amended effective May 20, 2008, and last amended April 28, 2016;

“Goldcorp RSUs” means restricted stock units issued under the Goldcorp RSU Plan;

“Goldcorp Securityholders” means, collectively, the Goldcorp Shareholders and the holders of Goldcorp Options, Goldcorp PSUs, Goldcorp Phantom RSUs and Goldcorp RSUs;

“Goldcorp Shareholders” means the holders of Goldcorp Shares;

“Goldcorp Shares” means the common shares in the authorized share capital of Goldcorp;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the order made after the application to the Court pursuant to subsection 182 of the OBCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under section 3(a)(10) thereof with respect to the Newmont Shares and Replacement RSUs issued pursuant to the Arrangement, in form and substance acceptable to Newmont and Goldcorp, each acting reasonably, providing for, among other things, the calling and holding of the Goldcorp Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Newmont and Goldcorp, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter of Transmittal(s), in a form reasonably satisfactory to Newmont, to be delivered by Goldcorp to Goldcorp Shareholders providing for the delivery of the Goldcorp Shareholders’ Goldcorp Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Newmont” means Newmont Mining Corporation, a corporation existing under the laws of the State of Delaware;

“Newmont Excess Shares” has the meaning set forth in Section 3.2(b);

“Newmont Incentive Plan” means Newmont’s 2013 Stock Incentive Plan;

“Newmont RSUs” means restricted stock units issued under the Newmont Incentive Plan;

“Newmont Share Trust” has the meaning set forth in Section 3.2(b);

“Newmont Shares” means shares of common stock in the authorized share capital of Newmont;

“NYSE” means The New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 7.4 of the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Replacement RSUs” means the Newmont RSUs issued in replacement of Goldcorp RSUs under and on the basis set forth in this Plan of Arrangement.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Tax Act” means the Income Tax Act (Canada);

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections, paragraphs and Exhibits and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Exhibit by number or letter or both refer to the Article, Section, subsection, paragraph or Exhibit, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon Newmont, Goldcorp, the Depositary, all registered and beneficial Goldcorp Securityholders, including Dissenting Shareholders.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)

Each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to Newmont (free and clear of any Liens) in accordance with, and for the consideration contemplated in, Article 4 and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of Goldcorp Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)

such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)

Newmont shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of Goldcorp shall be, and shall be deemed to be, revised accordingly.

(b)

Each Goldcorp Share outstanding immediately prior to the Effective Time (other than any Goldcorp Share held by Newmont or any of its affiliates (including all Dissent Shares)) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Newmont (free and clear of any Liens) in exchange for the Consideration, subject to Sections 3.2 and 5.3, and

(i)

the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Goldcorp Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of Goldcorp Shareholders;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Goldcorp Share; and

(iii)

Newmont shall be and shall be deemed to be the holder of all of the outstanding Goldcorp Shares (free and clear of all Liens) and the central securities register of Goldcorp shall be, and shall be deemed to be, revised accordingly.

(c)

Each Goldcorp Option outstanding at the Effective Time (whether vested or unvested) shall remain outstanding on its existing terms (except as otherwise provided herein or in the Arrangement Agreement), and, notwithstanding anything to the contrary in any applicable option grant agreement, employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Option Plan or any Goldcorp Options, and pursuant to Section 3.1(2) of the Goldcorp Option Plan, upon the exercise of each Goldcorp Option the holder thereof shall be entitled to receive, and shall accept, in lieu of the number of Goldcorp Shares which such holder was entitled upon such exercise, a fraction of a Newmont Share equal to the Equity Award Exchange Ratio for each Goldcorp Share underlying such Goldcorp Option; provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating all Newmont Shares issuable to such holder in respect of all such holder’s Goldcorp Options that are exercised on a particular date) shall be rounded down to the nearest whole number. If the adjustment to the Goldcorp Options contemplated by this paragraph results in a disposition of Goldcorp Options for options to acquire Newmont Shares or “new” Goldcorp Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Notwithstanding the foregoing, if required, the number of Newmont Shares to which a holder of a Goldcorp Option will be entitled on exercise of the Goldcorp Option will be reduced such that (i) the excess (if any) of the aggregate fair market value of the Newmont Shares underlying such holder’s Goldcorp Option immediately following the Effective Time over the aggregate exercise price (if any) of such Goldcorp Option does not exceed (ii) the excess (if any) of the aggregate fair market value of the Goldcorp Shares underlying the holder’s Goldcorp Option immediately before the Effective Time over the aggregate exercise price (if any) of such Goldcorp Option.

(d)

Each Goldcorp Phantom RSU that is outstanding immediately prior to the Effective Time shall remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable grant letter, employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp Phantom RSU Plan or any Goldcorp Phantom RSUs, pursuant to the determination of the Committee (as defined therein) pursuant to Section 5.6(a)(i) of the Arrangement Agreement, the “Share Value” (as defined in the Goldcorp Phantom RSU Plan) shall mean the product obtained by multiplying (A) the trading price of a Newmont Share on the NYSE at the close of business on the date of expiry of the Restricted Period (as defined in the Goldcorp Phantom RSU Plan), by (B) the Equity Award Exchange Ratio.

(e)

Each Goldcorp PSU that is outstanding immediately prior to the Effective Time shall remain outstanding on its existing terms, and notwithstanding anything to the contrary in any applicable PSU Agreement (as defined in the Goldcorp PSU Plan), employment agreement or other document governing, or any resolution or determination of the Goldcorp Board (or any committee thereof) in respect of, the Goldcorp PSU Plan or any Goldcorp PSUs:

(i)	the Multiplier (as defined in the Goldcorp PSU Plan) for each Goldcorp PSU shall be deemed to be 100 per cent; and

(ii)

pursuant to the determination of the Board (as defined therein) pursuant to Section 5.6(a)(ii) of the Arrangement Agreement, “Fair Market Value” (as defined in the Goldcorp PSU Plan) shall mean, on a particular day, the product obtained by multiplying (A) the volume weighted average price of the Newmont Shares on the NYSE for the 30 trading day period prior to and including the particular day, by (B) the Equity Award Exchange Ratio.

(f)

Each Goldcorp RSU that is outstanding immediately prior to the Effective Time shall be deemed to be exchanged by the holder thereof in accordance with subsection 7(1.4) of the Tax Act, without any further act of formality on its part, for a Replacement RSU that has the same vesting conditions as the Goldcorp RSU for which it was exchanged and that entitles the holder thereof to receive, upon vesting thereof and in accordance with the terms of the Newmont Incentive Plan, a number of Newmont Shares equal to the product obtained by multiplying (A) the applicable number of Goldcorp Shares covered by such Goldcorp RSU immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio; provided that any fraction of a Newmont Share that such holder would be entitled to receive (after aggregating all Newmont Shares issuable to such holder in respect of all such holder’s Replacement RSUs that vest on a particular date date) shall be rounded down to the nearest whole number, and:

(i)

the holder thereof shall cease to be, and shall be deemed to cease to be, the holder of each such Goldcorp RSU and the name of such holder shall be, and shall be deemed to be, removed from the register of Goldcorp RSUs in respect of each such Goldcorp RSU;

(ii)	the Goldcorp RSU Plan and all agreements relating to the Goldcorp RSUs shall be terminated and shall be of no further force and effect;

(iii)

notwithstanding the foregoing, if required, the number of Newmont Shares to which a former holder of a Goldcorp RSU will be entitled under the Replacement RSU will be reduced such that (i) the excess (if any) of the aggregate fair market value of the Newmont Shares underlying such holder’s Replacement RSU immediately following the exchange over the aggregate exercise price (if any) of such Replacement RSU does not exceed

(ii) the excess (if any) of the aggregate fair market value of the Goldcorp Shares underlying the holder’s corresponding Goldcorp RSU immediately before the exchange over the aggregate exercise price (if any) of such Goldcorp RSU; and

(iv)

the Committee (as defined in the Newmont Incentive Plan) irrevocably elects to settle all Replacement RSUs solely in consideration for Newmont Shares, the Award Agreement (as defined in the Newmont Incentive Plan) in respect of each such Replacement RSU will, and will be deemed to, provide that the Committee (as defined in the Newmont Incentive Plan) shall not have the discretion to pay cash in settlement of any Replacement RSU (notwithstanding the terms of the Newmont Incentive Plan), and such Replacement RSUs are, and are deemed to be, a right to acquire Newmont Shares (subject to the terms and conditions of the Replacement RSU and the Newmont Incentive Plan), and that the Committee shall not have the discretion (notwithstanding the terms of the Newmont Incentive Plan) to defer delivery of the Newmont Shares beyond respective dates on which those Replacement RSUs vest.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

(a)

In no event shall any Goldcorp Shareholder be entitled to a fractional Newmont Share. Where the aggregate number of Newmont Shares to be issued to a Goldcorp Shareholder as consideration under the Arrangement would result in a fraction of a Newmont Share being issuable, the number of Newmont Shares to be received by such Goldcorp Shareholder shall be rounded down to the nearest whole Newmont Share. In lieu of any such fractional Newmont Share, each Goldcorp Shareholder otherwise entitled to a fractional interest in a Newmont Share will be entitled to receive a cash payment equal to an amount representing such Goldcorp Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such Goldcorp Shareholders of the Newmont Excess Shares. Section 3.1(f) herein, sets forth the treatment of any fraction of a Newmont Share that a former holder of Goldcorp RSUs outstanding immediately prior to the Effective Time shall be entitled to receive upon vesting of the applicable Replacement RSU and in accordance with the terms of the Newmont Incentive Plan. Section 3.1(c) herein, sets forth the treatment of any fraction of a Newmont Share that a former holder of Goldcorp Options outstanding immediately prior to the Effective Time shall be entitled to receive upon exercise of a Goldcorp Option.

(b)

As promptly as practicable following the Effective Time, the Depositary shall determine the excess of (i) the number of Newmont Shares issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to Goldcorp Shareholders pursuant to Section 3.1(c) (such excess the “Newmont Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former Goldcorp Shareholders, sell the Newmont Excess Shares at the then prevailing prices on the NYSE. The sale of the Newmont Excess Shares by the Depositary shall be executed on the NYSE through one or more members firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the Newmont Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former Goldcorp Shareholders, the Depositary shall hold such proceeds in trust for such former Goldcorp Shareholders (the “Newmont Share Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of Newmont Excess Shares shall be paid by Newmont. The Depositary shall determine the portion of the Newmont Share Trust to which each former Goldcorp Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Newmont Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former Goldcorp Shareholder is entitled (after taking into account all Goldcorp Shares held as of immediately prior to the Effective Time by such former Goldcorp Shareholder) and the denominator of which is the aggregate amount of fractional Newmont Shares to which all former Goldcorp Shareholders are entitled.

(c)

As soon as practicable after the determination of the amount of cash, if any, to be paid to former Goldcorp Shareholders with respect to any fractional Newmont Shares, the Depositary shall make available such amounts to such former Goldcorp Shareholders.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered Goldcorp Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Goldcorp Shares held by such Goldcorp Shareholder pursuant to Section 185 of the OBCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Section 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in Section 185(6) of the OBCA must be received by Goldcorp not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Goldcorp Meeting. Dissenting Shareholders who are:

(i)

ultimately entitled to be paid by Newmont the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Newmont in accordance with Section 3.1(a); (C) will be entitled to be paid the fair value of such Dissent Shares by Newmont, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Goldcorp Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Goldcorp Shares; or

(ii)

ultimately not entitled, for any reason, to be paid by Newmont the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Goldcorp Shares on the same basis as a non-dissenting Goldcorp Shareholder and shall be entitled to receive only the Consideration from Newmont in the same manner as such non- Dissenting Shareholders.

(b)

In no event shall Newmont or Goldcorp or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Goldcorp Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Goldcorp.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Goldcorp Shareholders who vote or have instructed a proxyholder to vote such Goldcorp Shares in favour of the Arrangement Resolution (but only in respect of such Goldcorp Shares), (ii) holders of Goldcorp Options, Goldcorp RSUs, Goldcorp PSUs and Goldcorp Phantom RSUs, and (iii) any other Person who is not a registered holder of Grizzles Shares as of the record date for the Goldcorp Meeting.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and prior to the Effective Time, Newmont shall deliver or cause to be delivered to the Depositary sufficient funds and Newmont Shares to satisfy the aggregate Consideration payable to the Goldcorp Shareholders in accordance with Section 3.1, which cash and Newmont Share shall be held by the Depositary as agent and nominee for such former Goldcorp Shareholders for distribution to such former Goldcorp Shareholders in accordance with the provisions of this Article 5.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Goldcorp Shares that were transferred pursuant to Section 3.1(c), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Goldcorp Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Goldcorp Shareholder the Consideration that such Goldcorp Shareholder has the right to receive under the Arrangement for such Goldcorp Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Goldcorp Shares (other than Goldcorp Shares held by Newmont or any of its affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Goldcorp Shares that were transferred pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Newmont and the Depositary (acting reasonably) in such sum as Newmont may direct, or otherwise indemnify Newmont and Goldcorp in a manner satisfactory Newmont and Goldcorp, acting reasonably, against any claim that may be made against Newmont and Goldcorp with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Newmont, Goldcorp, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Goldcorp Securityholders and/or any other Person under this Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, Newmont, Goldcorp, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to Newmont, Goldcorp, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Newmont, Goldcorp, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Newmont Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Goldcorp Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Newmont Shares.

5.5	Limitation and Proscription

To the extent that a former Goldcorp Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the

“final proscription date”), then the Consideration that such former Goldcorp Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Goldcorp Shareholder was entitled, shall be delivered to Newmont by the Depositary and the Newmont Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former Goldcorp Shareholder in such Newmont Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing Goldcorp Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any Goldcorp Shareholder to receive the Consideration for Goldcorp Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Newmont.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Goldcorp Shares issued prior to the Effective Time; (b) the rights and obligations of the registered holders of Goldcorp Shares (other than Newmont or any of its affiliates), and of Goldcorp, Newmont, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Goldcorp Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

Newmont and Goldcorp reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Goldcorp and Newmont and filed with the Court, and, if made following the Goldcorp Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Goldcorp Shareholders and communicated to the Goldcorp Securityholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Goldcorp and Newmont, may be proposed by Goldcorp and Newmont at any time prior to or at the Goldcorp Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Goldcorp Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Goldcorp Meeting will be effective only if it is agreed to in writing by each of Goldcorp and Newmont and, if required by the Court, by some or all of the Goldcorp Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Goldcorp and Newmont without the approval of or communication to the Court or the Goldcorp Securityholders, provided that it concerns a matter which, in the reasonable opinion of Goldcorp and Newmont is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Goldcorp Securityholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

Notwithstanding any provision herein to the contrary, Goldcorp and Newmont each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all (i) Consideration Shares issued under the Arrangement will be issued by Newmont in exchange for Goldcorp Shares and (ii) Replacement RSUs to be issued to holders of Goldcorp RSUs in exchange for Goldcorp RSUs outstanding immediately prior to the Effective Time, pursuant to the Plan of

Arrangement, whether in the United States, Canada or any other country, are issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, Newmont shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the issuance of Newmont Shares upon exercises of (i) the Replacement RSUs and (ii) the Goldcorp Options outstanding at the Effective Time (whether vested or unvested). Newmont shall use its commercially reasonable efforts ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements. Holders of Goldcorp RSUs entitled to receive Replacement RSUs will be advised that the Replacement RSUs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Newmont in reliance on the exemption from registration under the U.S. Securities Act pursuant to Section 3(a)(10) thereof, but that such exemption does not exempt the issuance of securities upon the exercises of such securities; therefore, the underlying Newmont Shares issuable upon the exercise of the Replacement RSUs, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration provided by Section 3(a)(10) and the Replacement RSUs may only be exercised pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any. Holders of Goldcorp Options will be advised that Newmont Shares cannot be issued in the U.S. or to a person in the U.S. upon the exercises of the Goldcorp Options unless such shares are issued pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any. Newmont has agreed to apply for and use its reasonable best efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Consideration Shares and the Newmont Shares issuable pursuant to the Arrangement upon exercise of (i) the Replacement RSUs and (ii) the Goldcorp Options, subject to official notice of issuance.

SCHEDULE C – FORT CAPITAL FAIRNESS OPINION

January 13, 2019

The Special Committee of the Board of Directors & the Board of Directors

Goldcorp Inc.

Suite 3400, 666 Burrard Street

Vancouver, BC V6C 2X8

To the Members of the Special Committee and the Board of Directors:

Fort Capital Partners (“Fort Capital”, “we” or “us”) understands that Goldcorp Inc. (“Goldcorp”) and Newmont Mining Corporation (“Newmont”) propose to enter into an arrangement agreement to be dated January 14, 2019 (the “Arrangement Agreement”) pursuant to which, among other things, Newmont will acquire all of the issued and outstanding common shares of Goldcorp (the “Shares”). In accordance with the Arrangement Agreement, each holder of Shares will be entitled to receive, in exchange for each Share held by such holder, 0.3280 (the “Exchange Ratio”) common shares of Newmont (the “Consideration”) and $0.02 in cash.

Fort Capital also understands that the transactions contemplated by the Arrangement Agreement are proposed to be effected by way of an arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in Goldcorp’s management information circular to be mailed to holders of Shares in connection with a special meeting of the shareholders of Goldcorp to be held to consider and, if deemed advisable, approve the Arrangement. The above description is summary in nature and the specific terms and conditions the Arrangement are set forth in the Arrangement Agreement.

Background and Engagement of Fort Capital

Fort Capital was first contacted with regards to a potential transaction involving Goldcorp and Newmont on January 5, 2019. Fort Capital was retained by a special committee of the board of directors of Goldcorp (the “Special Committee”) on January 6, 2019 pursuant to an engagement letter (the “Engagement Agreement”) to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by holders of Shares (“Shareholders”). Fort Capital met with the Special Committee on a number of occasions, and on January 13, 2019, the Special Committee requested that Fort Capital provide this Opinion.

The terms of the Engagement Agreement provide that Fort Capital be paid an engagement fee and a fixed fee upon delivery of an Opinion. There are no fees payable to

Fort Capital under the Engagement Agreement that are contingent upon the conclusion reached by Fort Capital under the Opinion, or upon the successful completion of the Arrangement or any other transaction. In addition, Fort Capital is to be reimbursed for our reasonable out-of-pocket expenses and to be indemnified by Goldcorp in certain circumstances.

The Special Committee has not instructed Fort Capital to prepare, and Fort Capital has not prepared, a formal valuation or appraisal of Goldcorp or any of its securities or assets, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Goldcorp may trade at any time. Fort Capital has, however, conducted such analyses as we considered necessary in the circumstances to prepare and deliver the Opinion. While the Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), Fort Capital is not a member of IIROC and IIROC has not been involved in the preparation or review of the Opinion.

Credentials and Independence of Fort Capital

Fort Capital is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors. Members of Fort Capital are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations. The opinions expressed herein are the opinions of Fort Capital, and the form and content hereof have been approved for release by Fort Capital.

Neither Fort Capital, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of Goldcorp, Newmont, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Fort Capital is not acting as an advisor to Goldcorp or any Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Other than our engagement by the Special Committee on behalf of Goldcorp to provide this Opinion, Fort Capital has not been engaged to provide any financial advisory services nor have we participated in any financings involving the Interested Parties within the past two years.

Fort Capital does not have a financial interest in the completion of the Arrangement and the fees paid to Fort Capital in connection with our engagement do not give Fort Capital any financial incentive in respect of the conclusion reached in the Opinion or in the outcome of the Arrangement. There are no understandings, agreements or commitments between Fort Capital and any of the Interested Parties with respect to any future financial advisory or investment banking business. Even though we have not provided a valuation, Fort Capital is of the view that we are an “independent valuator” (as the term is described in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) with respect to all Interested Parties.

Scope of Review

In preparing the Opinion, Fort Capital has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

(a)	a draft of the Arrangement Agreement provided to us on January 13, 2019;

(b)	a draft of the voting support agreements provided to us on January 13, 2019 (the “Support Agreements”) between each of the officers and directors of Goldcorp and Newmont;

(c)	a letter proposal between Newmont and Goldcorp dated December 16, 2018;

(d)	the annual information form of Goldcorp dated March 23, 2018 for the year ended December 31, 2017;

(e)	the consolidated annual financial statements of Goldcorp and Newmont for the years ended December 31, 2017, 2016, and 2015, together with the notes thereto and auditors’ reports thereon;

(f)	management’s discussion and analysis of the results of operations and financial condition of Goldcorp and Newmont for the years ended December 31, 2017, 2016 and 2015;

(g)	interim financial statements and management’s discussion and analysis of Goldcorp and Newmont for the periods ending March 31, 2018, June 30, 2018 and September 30, 2018;

(h)	the management information circular of Goldcorp dated March 12, 2018 and distributed in connection with the annual meeting of shareholders held on April 25, 2018;

(i)	the form 10-K annual report of Newmont filed February 22, 2018 for the period ending December 31, 2017;

(j)	certain publicly available information relating to the business, operations, and financial condition of Goldcorp, Newmont and other selected public companies that Fort Capital considered relevant;

(k)	various technical (NI 43-101) reports regarding the assets of Goldcorp;

(l)	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Goldcorp relating to the business, operations, and financial condition of Goldcorp;

(m)	internal management forecasts, projections, estimates, budgets and conceptual models prepared or provided by or on behalf of management of Goldcorp and Newmont;

(n)	various presentations prepared by management of Goldcorp and Newmont;

(o)	discussions with management of Goldcorp relating to the current business, plans, financial conditions and prospects of Goldcorp;

(p)	various research publications prepared by industry and equity research analysts regarding Goldcorp, Newmont and other selected entities we considered relevant;

(q)	the trading history of Goldcorp, Newmont and other selected public companies we considered relevant;

(r)	public information with respect to precedent transactions we considered relevant;

(s)	reviewed certain estimates as to potential cost savings (including the amount, timing and achievability thereof) anticipated by the management of Goldcorp and Newmont to result from the Arrangement;

(t)

representations contained in separate certificates dated as of the date hereof addressed to Fort Capital from two senior officers of Goldcorp as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

(u)	discussions with legal counsel to the Special Committee and Goldcorp with respect to various legal matters relating to the Arrangement and other matters we considered relevant; and

(v)	such other corporate, industry and financial market information, investigations and analyses as Fort Capital considered necessary or appropriate in the circumstances.

Fort Capital has not, to the best of our knowledge, been denied access by Goldcorp to any information we requested.

Prior Valuations

Two senior officers of Goldcorp have represented to Fort Capital that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of Goldcorp or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Fort Capital has, subject to the exercise of our professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations we obtained from public sources, or that was provided to us by Goldcorp or Newmont and their respective associates, affiliates and advisors (collectively, the “Information”), and we have assumed that the Information did not contain any misstatement of a material fact or omit to state any material fact or any fact necessary to be stated therein to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to operating and financial projections provided to Fort Capital by management of Goldcorp and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the reasonable estimates and judgments of management of Goldcorp, at the time and in the circumstances in which the projection or forecast was prepared, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such estimates or judgments or the assumptions on which they are based.

In preparing the Opinion, Fort Capital has assumed that the executed Arrangement Agreement and Support Agreements will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to Fort Capital’s analysis.

Senior management of Goldcorp have represented to Fort Capital in certificates delivered as of the date hereof that, among other things and to their knowledge, (a) they have no information or knowledge of any facts not contained in or referred to in the Information provided to Fort Capital by Goldcorp which would reasonably be expected to affect the Opinion; (b) with the exception of forecasts, projections, estimates and budgets, the Information provided orally by, or in the presence of, an officer or employee of Goldcorp or in writing by Goldcorp or any of its subsidiaries or their respective agents to Fort Capital for the purposes of preparing the Opinion was, at the date the Information was provided to Fort Capital, or, in the case of historical Information, was, at the date of preparation, to the best of their knowledge, information and belief after due inquiry, complete, true and correct in all material respects, and does not or, in the case of historical Information, did not, contain a misrepresentation; (c) since the dates on which the Information was provided to Fort Capital, except as disclosed in writing to Fort Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Goldcorp, or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (d) any portions of the Information provided to Fort Capital which constitute forecasts, projections, estimates or budgets were reasonably prepared on bases reflecting the best then currently available assumptions, estimates and judgments of management of the Company and its subsidiaries and were not, as of the date they were prepared, in the reasonable belief of management of the Company, misleading in any respect.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Goldcorp and its subsidiaries and affiliates, as they were reflected in the Information. In our analyses and in preparing the Opinion, Fort Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters which Fort Capital believes to be reasonable and appropriate in the exercise of our professional judgment, many of which are beyond the control of Fort Capital or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Fort Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement, that Goldcorp will be entitled to fully enforce its rights under the Arrangement Agreement, and that Goldcorp and the holders of the Shares will receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be relied upon by any other person. The Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement. The Opinion is given as of the date hereof, and Fort Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Fort Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Fort Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Goldcorp or Goldcorp’s underlying business decision to effect the Arrangement. Fort Capital was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, Goldcorp or any other alternative transaction. At the direction of the Special Committee, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the structure of the Arrangement.

Fort Capital believes that our analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Note that the functional currency of Goldcorp is United States dollars and, unless otherwise noted, all figures referenced in this Opinion are in United States dollars.

Overview of Goldcorp

Goldcorp was founded in 1994 and is a corporation governed by the Business Corporations Act (Ontario) following its amalgamation with Glamis Gold Ltd. on December 1, 2006. Goldcorp’s head office is located in Vancouver, British Columbia and its registered office is located in Toronto, Ontario. Goldcorp is a senior gold producer engaged in the acquisition, exploration, development, operation, and reclamation of precious metal properties in Canada, the United States, Mexico and Central and South America.

As of the date hereof, Goldcorp had a market capitalization of $8.4 billion and an enterprise value of $11.3 billion. The documents filed by Goldcorp with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval (SEDAR).

Historical Share Trading

Goldcorp’s shares are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “GG” as well as on the Toronto Stock Exchange under the symbol “G”.

The volume weighted average price (“VWAP”) on the NYSE in the five days and 20 days prior to the announcement of the Agreement was $9.61 and $9.56 per share, respectively. Based on the Consideration Analysis discussed below, the implied Consideration per Share represents a premium of 18.3% based on the closing price of the Shares of $9.69 on the NYSE on January 11, 2019 and a 19.9% premium based on Goldcorp’s 20-day NYSE VWAP price ending on January 11, 2019, the last trading day prior to the announcement of the Arrangement Agreement.

Description of Newmont

Newmont’s original predecessor corporation was incorporated in 1921 under the laws of Delaware. Newmont is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname. Newmont’s corporate headquarters are located in Greenwood Village, Colorado.

As at the date hereof, Newmont had a market capitalization of $18.8 billion and an enterprise value of $20.7 billion. The principal market where Newmont’s shares are traded is the NYSE under the symbol “NEM”. The documents filed by Newmont with the Securities and Exchange Commission (“SEC”) or similar authorities in the United States are available on Newmont’s website and on the Electronic Document Gathering and Retrieving System (EDGAR) of the SEC.

Consideration Analysis

In evaluating the shares of Newmont to be issued as Consideration, Fort Capital is of the view that the trading price of Newmont’s shares represents a reasonable proxy for the value of Newmont’s shares. Newmont’s shares are highly liquid: as of the date of this Opinion, Newmont has a public float of approximately 474 million shares, and during the 52-week period ending January 11, 2019, the average daily trading volume of Newmont’s shares on the NYSE was approximately 5.4 million shares, and the aggregate average daily value of the trades on the NYSE was approximately $193 million. In addition, Newmont had an average equity market value of $18.2 billion during the month of December 2018, the calendar month preceding the calendar month in which the Arrangement Agreement will be entered into (based on the arithmetic average of the closing prices of Newmont shares on the NYSE for each trading day during the month of December 2018). The aggregate number of Newmont shares to be issued as Consideration represent approximately 53 days of trading of Newmont Shares average daily trading volume for the 52-week period ending January 11, 2019 and approximately 44 days of trading based on the average daily trading volume of Newmont’s shares on the NYSE for the 3-month period ending January 11, 2019. Based on the above factors, Fort Capital is of the view that there is a liquid market for Newmont shares as such term is used in Part 1 of MI 61-101. Having regard to the foregoing, and based on the closing price of $34.88 for Newmont’s shares on the NYSE on January 11, 2019, the last trading day prior to announcement of the Arrangement, and the exchange ratio of 0.3280, Fort Capital is of the view that the share portion of the Consideration should be considered equivalent to approximately $11.44 per share, as of the date hereof. When combined with the cash portion of the Consideration of $0.02 per Share, Fort Capital is of the view that the implied Consideration per Share is $11.46.

In evaluating the share portion of the Consideration, Fort Capital has made no adjustment to reflect the liquidity of Newmont’s shares, the effect of the Arrangement on Newmont’s shares or the fact that individually the Newmont shares do not form part of a controlling interest.

Approaches to Fairness

In support of the Opinion, Fort Capital performed certain financial analyses with respect to Goldcorp, based on methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing the Opinion.

In considering the fairness, from a financial point of view, of the Consideration to Shareholders, Fort Capital reviewed certain projections of Goldcorp’s future financial and operating performance provided by management of Goldcorp. These projections (the “Management Model”) include, among other things, assumptions, estimates and projections regarding reserves and resources, future commodity prices, future foreign exchange rates, production levels, operating costs, capital costs, depreciation, taxes, royalties and mine life which management of Goldcorp has represented to Fort Capital were reasonably prepared on bases reflecting the best then currently available assumptions, estimates and judgments of management of the Company and its subsidiaries and were not, as of the date they were prepared, in the reasonable belief of management of the Company, misleading in any respect.

Fort Capital reviewed the Management Model for overall consistency and tested for reasonableness, as well as adjusted the Management Model to reflect the median of equity research estimates for future commodity prices rather than the estimates for future commodity prices provided by management of Goldcorp. The aforementioned adjustments were made to ensure that the forecasts for commodity prices are comparable with the forecasts for commodity prices used by equity research analysis in calculating the net asset values that are utilized in the precedent transaction and comparable trading analysis described below.

Net Asset Value

Fort Capital performed a net asset value (“NAV”) analysis of Goldcorp by calculating the estimated attributable net present value of the unlevered, after-tax cash flows that each of Goldcorp’s material assets were forecasted to generate over their respective life of mines. The present value (as at December 31, 2018) of the unlevered, after-tax cash flows for each of Goldcorp’s material assets were calculated by applying a discount rate of 5% to Goldcorp’s primarily precious metal mines, which represent the discount rate commonly used by precious metal equity research analysts in calculating net asset value (the “Base Case NAV”).

Fort Capital also conducted sensitivity analysis based on commodity price forecasts as well as discount rates for selected (undeveloped) assets that were deemed to represent higher risk (the “Risked NAV”).

An implied per Share NAV was calculated by adjusting the sum of the NAVs from each of Goldcorp’s attributable mining assets by the following factors: (i) the present value of the after-tax free cash flows of corporate expenses; (ii) Goldcorp’s net indebtedness as at December 31, 2018 as provided by management of Goldcorp; (iii) the value of Goldcorp’s holding in marketable securities; (iv) the value of existing deferred payment obligations relating to certain of Goldcorp’s assets; and (v) Goldcorp’s fully diluted Shares Outstanding.

As a further check, Fort Capital also compared the above resulting per Share NAVs for Goldcorp with those derived from publicly available equity research analyst reports available to Fort Capital, which, as of the date hereof, indicated an average per Share NAV of $10.30.

Comparable Company Trading Approach

Fort Capital compared public market trading statistics of Goldcorp to corresponding data from selected publicly-traded large cap precious metal companies based in North America,

Australia, Russia and South Africa that we considered relevant (the “Selected Comparable Companies”). The Selected Comparable Companies were:

Agnico Eagle Mines Limited	Anglogold Ashanti Limited
Barrick Gold Corporation	Gold Fields Limited
Kinross Gold Corporation	Newcrest Mining Limited
Polymetal International Plc

Fort Capital compared the trading multiples observed for the Selected Comparable Companies with Goldcorp, taking into account factors such as size and trading liquidity, historical and forecast growth levels, required capex spending and underlying cash costs and all-in sustaining costs. The range and average of multiples observed for the Selected Comparable Companies were:

	Low	High	Average
Price / Net Asset Value	0.9x	1.6x	1.3x
Enterprise Value / EBITDA (Last Twelve Months)	3.6x	13.3x	7.5x
Enterprise Value / EBITDA (CY2019E)	4.1x	11.3x	6.8x
Price / Cash Flow Per Share (Last Twelve Months)	3.6x	12.1x	7.0x
Price / Cash Flow Per Share (CY2019E)	3.3x	11.1x	6.8x

Finally, Fort Capital considered the range of premia typically associated with acquisition of control of companies in the public markets for similar size and similar form of transactions, thus representative of the en bloc value per share indicated by current trading markets, relative to the implied value of the Consideration. In considering the Arrangement, we reviewed the range of premia realized for transactions greater than $5 billion where over 80% of consideration was common shares of the acquiror. There were approximately 60 such transactions in North America from 2010 to 2018 across all sectors. The average premium paid on these transactions was 12.7%, and the premia realized on transactions in which the target companies’ shareholders owned between 30% and 40% of the combined entity averaged 14.7%.

The ranges developed under this approach were then applied to Goldcorp’s relevant metrics and compared against the implied value of the Consideration. The resulting multiples for Goldcorp based on the proposed Arrangement and the Base Case model values were 1.2x, 8.8x, 6.3x, 8.1x and 7.3x for Price to Net Asset Value, Enterprise Value to EBITDA (LTM), Enterprise Value to EBITDA (CY2019E), Price to Cash Flow per Share (LTM) and Price to Cash Flow per Share (CY2019E), respectively.

Precedent Transaction Approach

The precedent transactions approach considers transactions multiples in the context of the publicly disclosed transactions for comparable companies or assets. Fort Capital reviewed precedent transactions between 2016 and 2019, of which nine were deemed to be most relevant (the “Selected Precedent Transactions”). The Selected Precedent Transactions were:

Announcement Date	Acquiror	Target
November 14, 2018	Pan American Silver Corp.	Tahoe Resources Inc.
September 24, 2018	Barrick Gold Corporation	Randgold Resources Limited
March 19, 2018	Hecla Mining Company	Klondex Mines Ltd.
January 23, 2018	Leagold Mining Corporation	Brio Gold Inc.
January 12, 2018	First Majestic Silver Corp.	Primero Mining Corp.
September 11, 2017	Alamos Gold Inc.	Richmont Mines Inc.
December 9, 2016	Sibanye Gold Limited	Stillwater Mining Company
September 29, 2016	Kirkland Lake Gold Ltd.	Newmarket Gold Inc.
February 8, 2016	Tahoe Resources Inc.	Lake Shore Gold Corp.

Fort Capital compared the transaction multiples observed for the Selected Precedent Transactions with Goldcorp, taking into account factors such as size and trading liquidity, historical and forecast growth levels, required capex spending and underlying cash costs and all-in sustaining costs. The range and average of multiples observed for the Selected Precedent Transactions were:

	Low	High	Average
Price / Net Asset Value	0.5x	1.4x	1.0x
Enterprise Value / EBITDA (Last Twelve Months)	3.7x	19.8x	10.4x
Enterprise Value / EBITDA (Next Twelve Months)	3.6x	14.7x	8.3x
Price / Cash Flow Per Share (Last Twelve Months)	3.0x	25.5x	13.5x
Price / Cash Flow Per Share (Next Twelve Months)	3.9x	18.0x	9.2x

These resulting ranges, which represent en bloc value, were then applied to Goldcorp’s relevant metrics and compared against the implied value of the Consideration.

Contribution Analysis

Fort Capital reviewed the relative historical and forecast financial and operating contributions of Goldcorp and Newmont to the combined company on a pro forma basis. This included a review of equity based factors including relative NAV (on a Base Case NAV, a Risked NAV and consensus NAV basis for both Goldcorp and Newmont) and relative operating cash flow on a trailing and forward basis, as well enterprise value based factors such as relative reserves, resources, production and EBITDA. These relative contributions were then compared to the Shareholders’ implied approximate 35% pro forma ownership of Newmont after taking into account the proposed Arrangement.

Fairness Considerations

Fort Capital’s assessment of the fairness of the Consideration to be paid by Newmont to shareholders of Goldcorp pursuant to the Arrangement, from a financial point of view, was based upon several quantitative and qualitative factors including, but not limited to:

(a)	a comparison of the Consideration relative to the financial range of share prices for Goldcorp derived from using NAV and associated sensitivity analysis;

(b)	a comparison of the Consideration relative to the financial range of share prices for Goldcorp derived from comparable company analysis and precedent transactions analysis;

(c)

the exchange ratio and resultant ownership of Newmont by Shareholders on a pro forma basis compared with the contribution analysis of each of Goldcorp and Newmont on multiple basis, including NAV on a Base Case and Risked NAV basis, operating cash flow, EBITDA, production, reserves and resources;

(d)

the implied value of the Consideration, which represents a premium of 18.3% to the closing price of the Shares on the NYSE and a 19.9% premium based to Goldcorp’s 20-day NYSE volume weighted average price on the last trading day prior to the announcement of the Arrangement. These implied premia were then compared against the range of large stock-based transactions in which shareholders of the acquired entity maintained a significant ownership (greater than 30%) in the resulting combined entity; and

(e)	Fort Capital also considered other factors such as:

a.	equity research analyst estimates and target prices;

b.	the historical trading prices of the common shares of Goldcorp on the NYSE over the 3-year period ending January 11, 2019;

c.	the enhanced balance sheet and cash flow generation resulting from certain pro forma effects of the Arrangement on Newmont, and thereby to Shareholders;

d.	improved liquidity and potential inclusion as the sole gold mining company in the S&P 500 equity index; and

e.	illustrative post transaction trading scenarios for Newmont based on its pro forma NAV and comparison to other select senior gold producers.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Fort Capital is of the opinion that, as of the date hereof, the Consideration to be paid by Newmont to purchase the Shares pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Yours very truly,

FORT CAPITAL PARTNERS

SCHEDULE D – MERRILL LYNCH CANADA INC. FAIRNESS OPINION

January 13, 2019

The Board of Directors

Goldcorp Inc.

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Members of the Board of Directors:

We understand that Goldcorp Inc. (“Goldcorp”) proposes to enter into an Arrangement Agreement (the “Agreement”), between Goldcorp and Newmont Mining Corporation (“Newmont”), pursuant to which, among other things, on the terms and subject to the conditions contained in the Agreement, each outstanding common share, no par value per share, of Goldcorp (each, a “Goldcorp Common Share”, and collectively, the “Goldcorp Common Shares”) will be deemed to be transferred and assigned by the holder thereof to Newmont in exchange for (i) 0.3280 of a share (such number of shares, the “Stock Consideration”) of the common stock, par value US$1.60 per share, of Newmont (“Newmont Common Stock”) and (ii) US$0.02 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”) pursuant to a plan of arrangement, the terms and conditions of which are more fully set forth in the Agreement (the “Arrangement”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Goldcorp Common Shares of the Consideration to be received in the Arrangement by such holders.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Goldcorp and Newmont;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Goldcorp furnished to or discussed with us by the management of Goldcorp, including certain financial forecasts relating to Goldcorp prepared by the management of Goldcorp (such forecasts, the “Goldcorp Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Newmont furnished to or discussed with us

The Board of Directors

Goldcorp Inc.

by the management of Goldcorp, including certain financial forecasts relating to Newmont prepared by the management of Newmont (such forecasts, the “Newmont Forecasts”) as adjusted by the management of Goldcorp (such forecasts, as adjusted, the “Adjusted Newmont Forecasts”), and discussed with the management of Goldcorp its assessment as to the likelihood of achieving the future financial results reflected in the Adjusted Newmont Forecasts;

(iv)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the managements of Goldcorp and Newmont to result from the Arrangement;

(v)

discussed the past and current business, operations, financial condition and prospects of Goldcorp with members of senior management of Goldcorp, and discussed the past and current business, operations, financial condition and prospects of Newmont with members of senior managements of Goldcorp and Newmont;

(vi)	reviewed the potential pro forma financial impact of the Arrangement on Goldcorp and Newmont;

(vii)

reviewed the trading histories for Goldcorp Common Shares and Newmont Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of Goldcorp and Newmont with similar information of other companies we deemed relevant;

(ix)	reviewed the relative financial contributions of Goldcorp and Newmont to the future financial performance of the combined company on a pro forma basis;

(x)	reviewed a draft, dated January 13, 2019, of the Agreement (the “Draft Agreement”); and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Goldcorp and Newmont that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Goldcorp Forecasts, we have been advised by Goldcorp, and have assumed, that they have been reasonably prepared on bases reflecting the

The Board of Directors

Goldcorp Inc.

best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Goldcorp and the other matters covered thereby. With respect to the Newmont Forecasts, we have been advised by Goldcorp, and have assumed, with the consent of Goldcorp, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Newmont as to the future financial performance of Newmont and the other matters covered thereby. With respect to the Adjusted Newmont Forecasts, we have assumed, with the consent of Goldcorp, that the management of Goldcorp’s review of and adjustments to the Newmont Forecasts were reasonably performed and that the Adjusted Newmont Forecasts reflect the best currently available estimates and good faith judgments of the management of Goldcorp as to the future financial performance of Newmont and the other matters covered thereby and we have relied, at the direction of Goldcorp, on the Adjusted Newmont Forecasts for purposes of our analysis and opinion. With respect to the Cost Savings, we have been advised by Goldcorp, and have assumed, with the consent of Goldcorp, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Goldcorp and Newmont as to such Cost Savings. We have relied, at the direction of Goldcorp, on the assessments of the management of Goldcorp as to Newmont’s ability to achieve the Cost Savings following consummation of the Arrangement and have been advised by the management of Goldcorp, and have assumed, with the consent of Goldcorp, that the Cost Savings will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Goldcorp, Newmont or any other entity, nor have we made any physical inspection of the properties or assets of Goldcorp, Newmont or any other entity and we have assumed, with the consent of Goldcorp, that there are no material undisclosed liabilities of or relating to Goldcorp, Newmont or any other entity for which appropriate reserves or other provisions have not been made. We have not evaluated the solvency or fair value of Goldcorp, Newmont or any other entity under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Goldcorp, that the Arrangement will be consummated in accordance with the Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Goldcorp, Newmont or the Arrangement (including the contemplated benefits of the Arrangement). We also have assumed, at the direction of Goldcorp, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Arrangement or any terms, aspects or

The Board of Directors

Goldcorp Inc.

implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Goldcorp or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of Goldcorp Common Shares of the Consideration to be received in the Arrangement by such holders and no opinion or view is expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Goldcorp or in which Goldcorp might engage or as to the underlying business decision of Goldcorp to proceed with or effect the Arrangement. We are not expressing any opinion as to what the value of Newmont Common Stock actually will be when issued or the prices at which Newmont Common Stock or Goldcorp Common Shares will trade at any time, including following announcement or consummation of the Arrangement. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of Goldcorp, upon, the assessments of representatives of Goldcorp regarding, legal, regulatory, accounting, tax and similar matters relating to Goldcorp, Newmont and the Arrangement as to which we understand that Goldcorp obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the Arrangement or any other matter.

We have acted as financial advisor to Goldcorp in connection with the Arrangement and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, Goldcorp has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or

The Board of Directors

Goldcorp Inc.

other securities or financial instruments (including derivatives, bank loans or other obligations) of Goldcorp, Newmont and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Goldcorp and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain credit facilities and other credit arrangements of Goldcorp and/or certain of its affiliates, and (ii) having provided or providing certain derivatives and foreign exchange trading services to Goldcorp and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Goldcorp and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Newmont and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Newmont and/or certain of its affiliates, (ii) having provided or providing certain commodity, derivatives and foreign exchange trading services to Newmont and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Newmont and/or certain of its affiliates, and (iv) having provided or providing certain treasury management services and products to Newmont and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Goldcorp (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Goldcorp.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our fairness opinion review committee.

The Board of Directors

Goldcorp Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Arrangement by the holders of Goldcorp Common Shares is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH CANADA INC.

SCHEDULE E – TD SECURITIES FAIRNESS OPINION

January 13, 2019

The Board of Directors of Goldcorp Inc.

Suite 3400 – 666 Burrard Street

Vancouver, B.C.

V6C 2X8

To the Board of Directors of Goldcorp Inc.:

TD Securities Inc. (“TD Securities”) understands that Goldcorp Inc. (“Goldcorp”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Newmont Mining Corporation (“Newmont”), pursuant to which Newmont would acquire all of the issued and outstanding common shares of Goldcorp (the “Goldcorp Common Shares”) pursuant to an arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the terms of the Arrangement, the holders of Goldcorp Common Shares (the “Shareholders”) will receive (i) 0.3280 Newmont common shares and (ii) US$0.02 in cash per Goldcorp Common Share (collectively, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are to be more fully described in the notice of special meeting of shareholders and management information circular (the “Information Circular”) which is to be sent to Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted by Goldcorp in December 2018 and was formally engaged by Goldcorp pursuant to an engagement agreement effective December 18, 2018 (the “Engagement Agreement”), to provide financial advisory services to Goldcorp in connection with the Arrangement.

Pursuant to the Engagement Agreement, Goldcorp has asked TD Securities to prepare and deliver to the Board of Directors of Goldcorp an opinion (the “Opinion”) regarding the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of Goldcorp, Newmont or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion and a portion of which is contingent on completion of the Arrangement or certain other events, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Goldcorp has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

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On January 13, 2019, TD Securities orally delivered the Opinion to the Board of Directors of Goldcorp based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on January 13, 2019. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Goldcorp with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Goldcorp, Newmont or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Goldcorp pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Goldcorp, Newmont or any other Interested Party, and have not had a material financial interest in any transaction involving Goldcorp, Newmont or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Goldcorp, other than as described herein. TD Securities has acted in the following capacities for Goldcorp: (i) co-lead arranger and joint bookrunner on Goldcorp’s US$3 billion revolving credit facility; (ii) financial advisor to Goldcorp on its acquisition of a 25% interest in the Cerro Casale project in Chile and a 100% interest in the adjacent Quebrada Seca exploration project from Kinross Gold Corporation closed June 2017; (iii) financial advisor to Goldcorp on its acquisition of a 25% interest in the Cerro Casale project in Chile from Barrick Gold Corporation and formation of a 50/50 joint venture closed June 2017; and (iv) financial advisor to Goldcorp on its acquisition of Exeter Resource Corporation closed August 2017. TD Securities has also been engaged to provide financial advisory services to Goldcorp on transactions that were not completed. TD Securities acted as co-lead arranger, joint bookrunner and co-syndication agent on Newmont’s US$3 billion revolving credit facility. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to Goldcorp and Newmont in the normal course of business.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Goldcorp, Newmont or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Goldcorp, Newmont or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Goldcorp, Newmont or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	draft of the Arrangement Agreement dated January 13, 2019;

2.	annual reports of Goldcorp and Newmont, including the audited financial statements and related management’s discussion and analysis, for the years ended December 31, 2015, 2016 and 2017;

3.

quarterly interim reports of Goldcorp and Newmont, including the unaudited financial statements and related management’s discussion and analysis, for the fiscal quarters ended March 31, 2018, June 30, 2018, and September 30, 2018;

4.	other securities regulatory filings of Goldcorp and Newmont for the years ended December 31, 2015, 2016 and 2017;

5.	Goldcorp management’s operating and financial models for its major assets and for Goldcorp on a consolidated basis;

6.	Newmont management’s operating and financial models for its major assets and for Newmont on a consolidated basis;

7.	various financial and operational information regarding Goldcorp prepared by management of Goldcorp;

8.	various financial and operational information regarding Newmont prepared by management of Newmont;

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

9.	representations contained in a certificate dated January 13, 2019, from senior officers of Goldcorp (the “Certificate”);

10.

discussions with senior management of Goldcorp and Newmont with respect to various risks related to existing mines, project development, Goldcorp and Newmont’s long-term prospects and other issues and matters considered relevant by TD Securities;

11.	various research publications prepared by industry and equity research analysts regarding Goldcorp, Newmont and other selected public entities considered relevant;

12.	public information relating to the business, operations, financial performance and security trading history of Goldcorp, Newmont and other selected public entities considered relevant;

13.	public information with respect to certain other transactions of a comparable nature considered relevant; and

14.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Goldcorp or Newmont to any information requested by TD Securities. TD Securities did not meet with the auditors of Goldcorp or Newmont and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Goldcorp and Newmont and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Goldcorp, on behalf of Goldcorp and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Goldcorp, or to Goldcorp’s knowledge, Newmont, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Goldcorp other than those which have been provided to TD Securities or, in the case of valuations known to Goldcorp which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Goldcorp’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information filed by Goldcorp and Newmont with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of Goldcorp or Newmont or their respective representatives in respect of Goldcorp or Newmont and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Goldcorp are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of Goldcorp, on behalf of Goldcorp and not in their personal capacities, have represented to TD Securities in the Certificate dated January 13, 2019, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion: (i) there are no facts public or otherwise not specifically provided to TD Securities relating to Goldcorp or Newmont which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, the “Goldcorp Information”) as filed under Goldcorp’s profile on SEDAR and/or provided to TD Securities by or on behalf of Goldcorp or its representatives in respect of Goldcorp and its affiliates in connection with the Arrangement is or, in the case of historical Goldcorp Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the Goldcorp Information not misleading in the light of circumstances under which they are made; (iii) to the extent that any of the Goldcorp Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Goldcorp and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Goldcorp and no material change has occurred in the Goldcorp Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Goldcorp Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Goldcorp, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Goldcorp, or to Goldcorp’s knowledge, Newmont, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Goldcorp other than those which have been provided to TD Securities or, in the case of valuations known to Goldcorp which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Goldcorp or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities (for the purposes of paragraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Goldcorp or its affiliates having a gross value greater than or equal to US$100,000,000); (vii) since the dates on which the Goldcorp Information

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Goldcorp or any of its affiliates; (viii) other than as disclosed in the Goldcorp Information, neither Goldcorp nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or, to the knowledge of Goldcorp, threatened against or affecting the Arrangement, Goldcorp or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Goldcorp or its affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Goldcorp and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Goldcorp (except where IFRS has changed and a new accounting standard has become effective for the subsequent period); (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed to TD Securities; (xi) the contents of any and all documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Goldcorp (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply in all material respects with all requirements under applicable laws; (xii) Goldcorp has complied in all material respects with the Engagement Agreement, including the terms and conditions of the Indemnity attached thereto; and (xiii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of Goldcorp or Newmont which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to the Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Goldcorp, Newmont and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

The Opinion has been provided for the exclusive use of the Board of Directors of Goldcorp in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Goldcorp, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Shareholders generally and did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Goldcorp or Newmont. The Opinion is rendered as of January 13, 2019 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Goldcorp, Newmont and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Goldcorp regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of January 13, 2019, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD SECURITIES INC.

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SCHEDULE F – INTERIM ORDER AND NOTICE OF APPLICATION

Court File No.: CV-19-614580-OOCL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 22nd DAY

)

MR. JUSTICE McEWEN	)	OF FEBRUARY,2019

GOLDCORP INC.
Applicant
IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, BEING CHAPTER B.16 OF THE REVISED STATUTES OF ONTARIO 1990, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLDCORP INC. AND NEWMONT MINING CORPORATION

INTERIM ORDER

THIS MOTION made by the Applicant, Goldcorp Inc. (“Goldcorp”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on February 15, 2019 and the affidavit of Jason Attew sworn February 20, 2019 (the “Supporting Affidavit”), including the Plan of Arrangement, which is attached as Schedule “B” to the draft management information circular of Goldcorp (the “Circular”), which is attached as Exhibit “C” to the Supporting Affidavit, and on hearing the submissions of counsel for Goldcorp and counsel for Newmont Mining Corporation (“Newmont”).

Definitions

1.     THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.     THIS COURT ORDERS that Goldcorp is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) in the capital of Goldcorp (the “Goldcorp Shares”) to be held at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on April 4, 2019 at 9:00 a.m. (Vancouver time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Goldcorp, subject to what may be provided hereafter and subject to further order of this Court.

4.     THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be February 22, 2019, and shall not change in respect of any adjournments or postponements of the Meeting.

5.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of Goldcorp;

(c)	representatives and advisors of Newmont; and

(d)	other persons who may receive the permission of the Chair of the Meeting.

6.     THIS COURT ORDERS that Goldcorp may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.     THIS COURT ORDERS that the Chair of the Meeting shall be determined by Goldcorp in accordance with the by-laws of Goldcorp and that the quorum at the Meeting shall be at least two (2) Shareholders holding or representing at least one third (33 1/3%) of the total number of issued Goldcorp Shares at the opening of the Meeting who are entitled to vote at the Meeting, whether present in person or by proxy.

Amendments to the Arrangement and Plan of Arrangement

8.     THIS COURT ORDERS that Goldcorp is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9.     THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement, as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Goldcorp may determine.

Amendments to the Circular

10.     THIS COURT ORDERS that Goldcorp is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13 hereof.

Adjournments and Postponements

11.     THIS COURT ORDERS that Goldcorp, if it deems advisable and subject to the provisions of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Goldcorp may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.     THIS COURT ORDERS that, in order to effect notice of the Meeting, Goldcorp shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and the form of proxy or voting instruction form, as applicable, along with such amendments or additional documents as Goldcorp may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting by one or more of the following methods:

(i)

by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Goldcorp, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Goldcorp;

(ii)	by delivery, in person or by recognized courier service or inter- office mail, to the address specified in (i) above; or

(iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Goldcorp, who requests such transmission in writing and, if required by Goldcorp, who is prepared to pay the charges for such transmission;

(b)

non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c)

the directors and auditors of Goldcorp, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21)days prior to the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.     THIS COURT ORDERS that, in the event that Goldcorp elects to distribute the Meeting Materials, Goldcorp is hereby directed to distribute the Circular (including the Notice of Application and this Interim Order), and any other communications or documents determined by Goldcorp to be necessary or desirable (collectively, the “Court Materials”) to the holders of Goldcorp Options, Goldcorp PSUs, Goldcorp RSUs and Goldcorp Phantom RSUs by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Goldcorp or its registrar and transfer agent at the close of business on the Record Date.

14.     THIS COURT ORDERS that accidental failure or omission by Goldcorp to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Goldcorp, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Goldcorp, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.     THIS COURT ORDERS that Goldcorp is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Goldcorp may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Goldcorp may determine.

16.     THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting, the right to appear before the Court, and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.     THIS COURT ORDERS that Goldcorp is authorized to use the proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Goldcorp may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Goldcorp and Newmont are authorized, at their expense, to solicit proxies, directly or through their respective officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Goldcorp may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Goldcorp deems it advisable to do so.

18.     THIS COURT ORDERS that, in respect of the Arrangement Resolution, Shareholders shall be entitled to revoke their proxies in accordance with subsection 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to clause 110(4)(a) of the OBCA: (a) may be deposited at the registered office of Goldcorp at Suite 2100, 20 King Street West, Toronto, Ontario, M5H 3C2, Attention: Lara Jackson, as set out in the Circular, and any such instruments must be received by Goldcorp not later than the last Business Day immediately preceding the Meeting (or any adjournment or postponement thereof); or (b) may be provided to the Chair of the Meeting at the Meeting (or any adjournment or postponement thereof) and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by Law.

Voting

19.     THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Goldcorp Shares as of the close of business (Vancouver time) on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.     THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Goldcorp Share and that in order for the Plan of Arrangement to be implemented, subject to further order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2⁄3%)of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders. Such votes shall be sufficient to authorize Goldcorp to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

21.     THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Goldcorp (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Goldcorp Share held as of the Record Date.

Dissent Rights

22.     THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Goldcorp in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received not later than

4:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Court.

23.     THIS COURT ORDERS that Newmont shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Goldcorp Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in section 185 of the OBCA shall be deemed to refer to Newmont in place of the “corporation”, and Newmont shall have all of the rights, duties and obligations of the “corporation” under section 185 of the OBCA.

24.     THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(i)

is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Goldcorp Shares, shall be deemed to have transferred those Goldcorp Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Newmont in consideration for a payment of cash from Newmont equal to such fair value; or

(ii)

is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Goldcorp Shares pursuant to the exercise of the Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non- dissenting Shareholder;

but in no case shall Goldcorp or Newmont or any other person be required to recognize such Shareholders as holders of Goldcorp Shares at or after the time at which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Goldcorp’s register of Goldcorp Shares at that time.

Hearing of Application for Approval of the Arrangement

25.     THIS COURT ORDERS that upon approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Goldcorp may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which the Shareholders and holders of Goldcorp RSUs have the right to appear, subject to section 27 hereof, which final order will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof regarding the distribution of securities pursuant to the Arrangement.

26.     THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served, unless a Notice of Appearance is served in accordance with paragraph 27.

27.     THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Goldcorp as soon as reasonably practicable, and, in any event, by 4:00 p.m. (Toronto time) on the second last Business Day before the hearing of this Application at the following addresses:

Cassels Brock & Blackwell LLP	GOODMANS LLP
Barristers & Solicitors	Bay Adelaide Centre – West Tower
Scotia Plaza, Suite 2100	333 Bay Street, Suite 3400
40 King Street West	Toronto, ON M5H 2S7
Toronto, Ontario M5H 3C2
Tom Friedland
Lara Jackson	Tel: 416.597.4218
Tel: 416.860.2907	Fax: 416.979.1234
Fax: 416.640.3108	tfriedland@goodmans.ca
Ijackson@casselsbrock.com

28.     THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application for final approval of the Arrangement shall be:

(i)	Goldcorp;

(ii)	Newmont; and

(iii)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.     THIS COURT ORDERS that any materials to be filed by Goldcorp in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

30.     THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31.     THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Goldcorp Shares, Goldcorp Options, Goldcorp PSUs, Goldcorp RSUs, Goldcorp Phantom RSUs, or the articles or by-laws of Goldcorp, this Interim Order shall govern.

Extra-Territorial Assistance

32.     THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

33.     THIS COURT ORDERS that Goldcorp shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLDCORP INC.	Court File No.: CV-19-614580-OOCL
Applicant

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2

Lara Jackson LSO #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108
ljackson@casslebrock.com

Stephanie Voudouris LSO #: 65752M
Tel: 416.860.6617
Fax: 416.642.7145
svoudouris@casselsbrock.com

Lawyers for the Applicant

Court File No. CV-19-614580-OOCL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

GOLDCORP INC.
Applicant
IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, BEING CHAPTER B.16 OF THE REVISED STATUTES OF ONTARIO 1990, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLDCORP INC. AND NEWMONT MINING CORPORATION

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following pages.

THIS APPLICATION will be made to a judge presiding over the Commercial List on Monday April 8, 2019 at 10:00 a.m. at 330 University Avenue, 8th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer(s) or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyers or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date: February 15, 2019
	Address of court office	330 University Avenue 7th floor, Toronto ON M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES, OPTIONS, PERFORMANCE SHARE UNITS, RESTRICTED SHARE UNITS AND PHANTOM RESTRICTED SHARE UNITS OF GOLDCORP INC.

AND TO:	THE DIRECTORS OF GOLDCORP. INC.

AND TO:	THE AUDITORS OF GOLDCORP. INC.

AND TO:	GOODMANS LLP
Bay Adelaide Centre – West Tower 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7

Tom Friedland Tel: 416.597.4218 Fax: 416.979.1234 tfriedland@goodmans.ca

Lawyers for Newmont Mining Corporation

APPLICATION

1.	THE APPLICANT MAKE APPLICATION FOR:

(a)

an Interim Order for the advice and directions of this Honourable Court pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), after being informed of the intention to rely upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the distribution of securities pursuant to the Arrangement (the “Section 3(a)(10) Exemption”) with respect to notice and the conduct of a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Goldcorp Inc. (“Goldcorp”) and such other matters pertaining to a proposed plan of arrangement involving Goldcorp and Newmont Mining Corporation (“Newmont”), as described below (the “Plan of Arrangement”);

(b)

a Final Order of this Honourable Court pursuant to subsections 182(3) and 182(5) of the OBCA approving the Plan of Arrangement if it is adopted and approved by the Shareholders at the Meeting and declaring that the substantive and procedural terms of the Plan of Arrangement are fair and reasonable, which shall serve as a basis of the claim to the Section 3(a)(10) Exemption; and

(c)	such further and other relief as to this Honourable Court seems just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	Goldcorp is a corporation incorporated under the OBCA, with its registered office located in Toronto, Ontario;

(b)

Goldcorp is a senior gold producer engaged in the acquisition, exploration, development, operations, and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America;

(c)

Goldcorp’s principal producing mining properties are comprised of the Red Lake, Éléonore, Musselwhite and Porcupine gold mines in Canada; the Peñasquito gold-silver-lead-zinc mine in Mexico; the Cerro Negro gold-silver mine in Argentina; and the Pueblo Viejo gold-silver-copper mine (40.0% interest) in the Dominican Republic. Goldcorp’s development projects include the Coffee gold project and Borden gold project in Canada, and the NuevaUnión gold-copper project (50% interest) and Norte Abierto gold project (50% interest) in Chile;

(d)	Goldcorp’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp’s principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, the Company also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries;

(e)	the common shares of Goldcorp (the “Shares”) are listed for trading on the Toronto Stock Exchange under the symbol “G” and the New York Stock Exchange under the symbol “GG”;

(f)

Goldcorp has other securities outstanding, namely options (“Goldcorp Options”), performance share units (“Goldcorp PSUs”), restricted share units (“Goldcorp RSUs”) and phantom restricted share units (“Goldcorp Phantom RSUs”);

(g)	Newmont is a corporation incorporated under the laws of Delaware;

(h)

Newmont is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname. Newmont is also engaged in the production of copper, principally through operations in Boddington in Australia and Phoenix in the United States;

(i)

on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont (the “Arrangement Agreement”) whereby, subject to the terms and conditions of the Arrangement Agreement, Newmont will acquire all of the Shares pursuant to a Plan of Arrangement under section 182 of the OBCA;

(j)	the Plan of Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA and is being proposed for a bona fide business purpose;

(k)	the substantive and procedural terms of the Plan of Arrangement are fair and reasonable;

(l)

the parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Newmont shares to be issued to Shareholders in exchange for their Shares and (ii) all replacement RSUs to be issued to holders of Goldcorp RSUs in exchange for their Goldcorp RSUs pursuant to the Arrangement, will each be issued and exchanged in reliance on the Section 3(a)(10) Exemption and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement;

(m)	all statutory requirements under the OBCA have been or will be fulfilled by the return date of this application for final approval;

(n)

the directions set out and the approvals required pursuant to any Interim Order this Honourable Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this application for final approval;

(o)

pursuant to an Interim Order of this Court to be obtained by Goldcorp, notice of this application and their right to appear before the Court will be served on all of the Shareholders as well as the holders of Goldcorp Options, Goldcorp PSUs, Goldcorp RSUs and Goldcorp Phantom RSUs at their respective registered addresses as they appear on the books of Goldcorp at the close of business (Vancouver time) on February 22, 2018, including those persons whose registered addresses are outside the Province of Ontario. Service in these proceedings on persons outside of Ontario will be effected pursuant to Rule 17.02(n) of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Goldcorp, notice of this application will be given in accordance with the provisions of the Interim Order;

(p)	this application is brought in good faith;

(q)

this application has a material connection to the Toronto Region in that, among other things, Goldcorp is an OBCA corporation, its registered address is located in Toronto and the Shares are listed and posted for trading on the Toronto Stock Exchange;

(r)

if made, the Final Order approving, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, will constitute the basis for reliance on Section 3(a)(10) as an exemption from the registration requirements of the United States Securities Act of 1933, as amended in respect of the issuance of Newmont shares to be issued to Shareholders in exchange for their Shares and the replacement RSUs to be issued to holders of Goldcorp RSUs in exchange for their Goldcorp RSUs pursuant to the Plan of Arrangement;

(s)	section 3(a)(10) of the U.S. Securities Act;

(t)	section 182 of the OBCA and rules 14.05, 17.02(n), and 38 of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194; and

(u)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

(a)	an affidavit in support of the Interim Order and the Final Order, to be sworn;

(b)	supplementary affidavits to be filed in respect of the Meeting and compliance with the Interim Order, to be sworn; and

(c)	such further and other evidence as the lawyers may advise and this Honourable Court may permit.

February 15, 2019	CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2

Lara Jackson LSO #: 41858M Tel: 416.860.2907 Fax: 416.640.3108 ljackson@casselsbrock.com

Stephanie Voudouris LSO #: 65752M Tel: 416.860.6617 Fax: 416.642.7145 svoudouris@casselsbrock.com

Lawyers for the Applicant

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLDCORP INC.	Court File No.: CV-19-614580-OOCL
Applicant

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO
NOTICE OF APPLICATION

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2

Lara Jackson LSO #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108
ljackson@casselsbrock.com

Stephanie Voudouris LSO #: 65752M
Tel: 416.860.6617
Fax: 416.642.7145
svoudouris@casselsbrock.com

Lawyers for the Applicant

SCHEDULE G – DISSENT PROCEDURES

The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, which is attached to this Circular as Schedule “H”, as modified by the Interim Order, which is attached to this Circular as Schedule “F” and the Plan of Arrangement, which is attached to this Circular as Schedule “B”.

Pursuant to the Interim Order, a Registered Goldcorp Shareholder who validly exercises the right of dissent provided for under section 185 of the OBCA in respect of such Registered Goldcorp Shareholder’s Goldcorp Shares will be entitled, in the event the Arrangement becomes effective, to be paid by Newmont the fair value of the Goldcorp Shares held by such Dissenting Goldcorp Shareholder determined as at the close of business on the day before the Arrangement Resolution was adopted.

A Registered Goldcorp Shareholder who wishes to dissent must provide to Goldcorp, at or before 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Goldcorp Meeting, by service upon counsel to Goldcorp, Cassels Brock and Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson, a written objection to the Arrangement Resolution (a “Dissent Notice”). The filing of a Dissent Notice does not deprive a Registered Goldcorp Shareholder of the right to vote at the Goldcorp Meeting; however, the OBCA provides, in effect, that a Registered Goldcorp Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Goldcorp Shareholder with respect to the Goldcorp Shares voted in favour of the Arrangement Resolution. The OBCA does not provide, and Goldcorp will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. Pursuant to the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Goldcorp Shareholder may dissent only with respect to all Goldcorp Shares held by such Dissenting Goldcorp Shareholder on behalf of any one Beneficial Goldcorp Shareholder and which are registered in the name of the Dissenting Goldcorp Shareholder.

A Registered Goldcorp Shareholder who validly exercises Dissent Rights in respect of such Registered Goldcorp Shareholder’s Goldcorp Shares and who:

>

is ultimately entitled to be paid by Newmont the fair value for their Dissent Shares will be deemed to have transferred and assigned such Dissent Shares to Newmont pursuant to the Plan of Arrangement and will be entitled to be paid the fair value of such Dissent Shares by Newmont, which fair value, notwithstanding anything to the contrary contained in the OBCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Goldcorp Meeting; or

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is ultimately not entitled, for any reason, to be paid by Newmont the fair value for their Goldcorp Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement in respect of those Goldcorp Shares on the same basis as a non-dissenting Goldcorp Shareholder and will be entitled to receive only the Consideration from Newmont.

In no event will Newmont or Goldcorp or any other Person be required to recognize a Dissenting Goldcorp Shareholder as a registered or beneficial owner of Goldcorp Shares or any interest therein at or after the Effective Time, and as at the Effective Time the names of such Dissenting Goldcorp Shareholder shall be deleted from the central securities register of Goldcorp.

Goldcorp is required, within 10 days after adoption of the Arrangement Resolution, to notify each Dissenting Goldcorp Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Goldcorp Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn such Dissenting Goldcorp Shareholder’s Dissent Notice.

A Dissenting Goldcorp Shareholder must, within 20 days after the Dissenting Goldcorp Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Goldcorp Shareholder does not receive such notice, within 20 days after the Dissenting Goldcorp Shareholder learns that the Arrangement Resolution has been adopted, send to Goldcorp a written notice (a “payment demand”) containing such Dissenting Goldcorp Shareholder’s name and address, the number of the Goldcorp Shares in respect of which the Dissenting Goldcorp Shareholder dissented, and a demand for payment of the fair value of such Goldcorp Shares. Within 30 days after a payment demand, the Dissenting Goldcorp Shareholder must send to Goldcorp or its counsel, at Cassels Brock and Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Lara Jackson, the certificates representing the Goldcorp Shares in respect of which such Dissenting Goldcorp Shareholder dissented.

A Registered Goldcorp Shareholder who fails to send the certificates representing the Goldcorp Shares in respect of which such Goldcorp Shareholder dissented forfeits the right to make a claim under section 185 of the OBCA. Goldcorp or AST will endorse on share certificates received from a Dissenting Goldcorp Shareholder a notice that the holder is a Dissenting Goldcorp Shareholder and will forthwith return the share certificates to the Dissenting Goldcorp Shareholder.

On filing a payment demand, a Dissenting Goldcorp Shareholder ceases to have any rights as a Goldcorp Shareholder, other than the right to be paid the fair value of such Dissenting Goldcorp Shareholder’s Goldcorp Shares as determined under section 185 of the OBCA, except where (a) the Dissenting Goldcorp Shareholder withdraws the payment demand before Newmont makes an offer to pay (as defined in the next paragraph), (b) Newmont fails to make a timely offer to pay and the Dissenting Goldcorp Shareholder withdraws the payment demand or (c) the Goldcorp Board revokes the Arrangement Resolution, in which case Newmont will be required to reinstate the Dissenting Goldcorp Shareholder’s rights as a Goldcorp Shareholder.

Newmont is required, not later than seven days after the later of the Effective Date or the date on which Newmont received a payment demand from a Dissenting Goldcorp Shareholder, to send to each Dissenting Goldcorp Shareholder who has sent a payment demand to it a written offer to pay (an “offer to pay”) for such Dissenting Goldcorp Shareholder’s Goldcorp Shares in an amount considered by the Goldcorp Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay, as between shares of the same class, must be on the same terms. The amount specified in the offer to pay which has been accepted by a Dissenting Goldcorp Shareholder shall be paid by Newmont within 10 days after the acceptance by the Dissenting Goldcorp Shareholder of the offer to pay, but any such offer to pay lapses if Newmont does not receive an acceptance thereof within 30 days after the offer to pay has been made.

If Newmont fails to make an offer to pay or if a Dissenting Goldcorp Shareholder fails to accept an offer to pay, Newmont may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Goldcorp Shares of such Dissenting Goldcorp Shareholder. If Newmont fails to apply to a court, such Dissenting Goldcorp Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Goldcorp Shareholder is not required to give security for costs in such an application. Upon an application to a court, all Dissenting Goldcorp Shareholders whose Goldcorp Shares have not been purchased by Newmont will be joined as parties and bound by the decision of the court, and Newmont will be required to notify each affected Dissenting Goldcorp Shareholder of the date, place and consequences of the application and of such Dissenting Goldcorp Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Goldcorp Shareholder who should be joined as a party, and the court will then fix a fair value for the Goldcorp Shares of all Dissenting Goldcorp Shareholders. The final order of a court will be rendered against Newmont in favour of each Dissenting Goldcorp Shareholder and for the amount of the fair value of such Dissenting Goldcorp Shareholder’s Goldcorp

Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Goldcorp Shareholder from the Effective Date until the date of payment.

Beneficial Goldcorp Shareholders with Goldcorp Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Goldcorp Shareholders are entitled to dissent. Accordingly, Beneficial Goldcorp Shareholders desiring to exercise a right of dissent to the Arrangement Resolution should contact their Intermediary for advice well in advance of the date of the Goldcorp Meeting.

The above is only a summary of the Dissent Rights under section 185 of the OBCA as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. Any Goldcorp Shareholder wishing to exercise a right of dissent should seek legal advice as failure to comply strictly with the provisions of the OBCA and the Interim Order may prejudice such right of dissent.

SCHEDULE H – SECTION 185 – BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s.1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s.185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

SCHEDULE I – COMPARISON OF ONTARIO AND DELAWARE LAW

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the DGCL, the OBCA and the governing constating documents of the applicable Party.

Votes Required for Certain Transactions

Under the OBCA, certain corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve certain corporate actions is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale of substantially all of the assets of a corporation, except, unless the certificate of incorporation requires otherwise, that no authorizing stockholder vote is required of a corporation surviving a merger if (a) such corporation’s certificate of incorporation is not amended in any respect by the merger, (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger and (c) the number of shares to be issued in the merger, together with the number of shares initially issuable upon conversion of any other shares, securities or obligations issued or delivered in the merger, does not exceed 20 percent of such corporation’s outstanding common stock immediately prior to the effective date of the merger. Newmont’s certificate of incorporation requires the affirmative vote of four-fifths of Newmont Stockholders to authorize any merger, consolidation, dissolution or sale of substantially all of Newmont’s assets, provided however that such four-fifths Newmont Stockholder vote is not required where such transaction is (i) subject to an agreement with such other corporation, person or entity or (ii) with a subsidiary or entity majority owned by Newmont and its subsidiaries (see “—Anti-Takeover Provisions”).

The DGCL does not generally require class voting, except in connection with certain amendments to the certificate of incorporation that, among other things, adversely affect a class of stock. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90 percent of the outstanding shares of each class of stock. Finally, unless required by its certificate of incorporation, stockholder approval is not required under the DGCL for a corporation to merge with or into a direct or indirect wholly owned subsidiary of a holding company (as defined in the DGCL) in certain circumstances. Newmont’s certificate of incorporation does not modify this requirement.

Under section 203 of the DGCL, certain “business combinations” with “interested stockholders” of Delaware corporations are subject to a three year moratorium unless specified conditions are met. Under section 203 of the DGCL, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporation’s outstanding voting shares (including any rights to acquire shares pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and shares with respect to which the person or entity has voting rights only).

The three year moratorium imposed by section 203 of the DGCL on business combinations does not apply if (a) prior to the date on which such stockholder becomes an interested stockholder the board of directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder; (b) upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting shares outstanding at the time the transaction commenced (excluding from the 85% calculation shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or (c) on or after the date such person or entity becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholders’ meeting by two-thirds of the outstanding voting shares not owned by the interested stockholder.

Section 203 of the DGCL might have the effect of limiting the ability of a potential acquirer to make a two tiered bid for the corporation in which all stockholders would not be treated equally. Stockholders should note, however, that the application of section 203 of the DGCL will confer upon the corporation’s board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for the corporation’s shares over the then current market price. Section 203 of the DGCL would also discourage certain potential acquirers unwilling to comply with its provisions. A Delaware corporation to which section 203 of the DGCL applies (i.e., a company listed on a (US) national stock exchange or that has a class of voting securities held of record by more than 2,000 stockholders) may elect in its certificate of incorporation not to be governed by section 203. Newmont has not made such an election in its existing certificate of incorporation.

Calling a Shareholder’s Meeting

Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the OBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, the shareholders who made the requisition may call the meeting.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by any other person as may be authorized to do so by the certificate of incorporation or the by-laws of the corporation. The by-laws of Newmont provide that a special meeting of the Newmont Stockholders may be called by the Newmont Board or by the chair of the Newmont Board or by its chief executive officer, and will be called by the chair of the Newmont Board or by its chief executive officer or secretary upon a written request stating the purposes of the proposed meeting and signed by a majority of the Newmont Board or Newmont Stockholders owning at least 25% of Newmont’s Shares entitled to vote at such meeting.

Notice of Shareholder Meetings

Under the OBCA, notice of the time and place of a meeting of shareholders of an offering corporation must be sent to each shareholder entitled to vote at the meeting, to each director and to the auditor of the corporation not less than 21 days and not more than 50 days before the meeting. In the case of a special notice, the notice must also state the nature of the business to be transacted at the meeting and the text of any special resolution to be submitted to the meeting.

Under the DGCL, written notice of each stockholders’ meeting must be given at least ten days but no more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Delaware law requires notice of a meeting to vote on a merger agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting. Newmont’s by-laws allow stockholders to waive any notice before or after the meeting.

Shareholder Consent in Lieu of Meeting

Under the OBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders or their attorney authorized in writing who would be entitled to vote thereon at a meeting.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by all the registered holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares of stock entitled to vote were present and voted. Newmont’s certificate of incorporation does not prohibit Newmont Stockholder action by written consent and such action is permitted under Newmont’s by-laws.

Notice of any action taken by less than unanimous consent must be given promptly to stockholders who did not consent to the action.

Shareholder Quorum

Under the OBCA, a corporation’s by-laws may specify the number of shares with voting rights attached thereto which shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders. Goldcorp’s by-laws provide that the quorum for the transaction of business at any meeting of Goldcorp Shareholders shall be two persons present in person, each being a Goldcorp Shareholder entitled to vote at such meeting or a duly appointed proxy or proxyholder for an absent Goldcorp Shareholder so entitled, holding or representing in the aggregate not less than one-third of the issued Goldcorp Shares enjoying voting rights at such meeting.

Under the DGCL, a corporation’s certificate of incorporation or by-laws may specify the number of shares of stock or the voting power that shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the stockholders, in no event, however, shall a quorum consist of less than one-third of the shares entitled to vote at the meeting except that, where a separate vote by a class or series of classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. Newmont’s by-laws provide that the holders of record of a majority of its capital stock issued and outstanding and entitled to vote at any meeting of Newmont Stockholders shall be required to be present in person or represented by proxy at such meeting in order to constitute a quorum for the transaction of any business.

Advance Notice Provisions for Shareholder Nominations and Proposal

Under the OBCA, a proposal with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation. In addition, an Ontario corporation may also adopt advance notice provisions under its by-laws. Goldcorp’s by-laws set out advance notice requirements for director nominations. Among other things, the by-laws fix a deadline by which Goldcorp Shareholders must notify Goldcorp of their intention to nominate directors and set out the information that Goldcorp Shareholders must provide in the notice for it to be valid. These requirements are intended to provide all Goldcorp Shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner on those nominees.

With respect to a shareholder proposal to nominate directors, under the OBCA, a shareholder or persons who have the support of persons who, represent, in the aggregate, not less than 5% of the shares or 5% of the shares at a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented may submit notice to a corporation of any matter that such shareholder or shareholders propose to raise at a meeting of shareholders, which notice must be provided not later than 60 days prior to the anniversary of the last previous annual meeting of shareholders, if the proposal is to be raised at an annual meeting, and note less than 60 days prior to the date of a meeting other than the annual meeting, if the proposal is to be raised at a meeting other than the annual meeting. Such a proposal may not be with respect to a personal claim or redress a personal grievance against the corporation, its directors, officers or other security holders and must relate in a significant way to the business or affairs of the corporation, if a notice complies with the requirements of the OBCA, the corporation is required to include a statement relating thereto and not exceeding 500 words in the management proxy circular for the relevant meeting of shareholders. If a corporation refuses to accept a notice that otherwise complies with the related provisions of the OBCA, the shareholder or shareholders who provided such notice and proposal may apply to a court to make any order that it deems fit, including restraining the holding of a meeting at which it was sought to bring forth such a proposal.

The DGCL does not require advance notice for stockholder nominations and proposal, but a Delaware corporation may require such advance notice pursuant to its by-laws. Newmont’s by-laws do require Newmont Stockholders to provide timely notice in writing to its secretary for director nominations or other business to be properly brought before an annual meeting of Newmont Stockholders and such other business must otherwise be a proper matter for Newmont Stockholder action. To be timely, such notice must be delivered between 60 days and 90 days prior to the first anniversary of the preceding year’s annual meeting unless the annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which event, notice by a Newmont Stockholder to be timely must be delivered not earlier than the ninetieth day prior to such annual meeting and not later than the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Newmont Stockholders must also provide notice to nominate one or more directors at a special meeting of Newmont Stockholders, if the Newmont Board has determined that directors shall be elected at such meeting, and to be timely, such notice shall be delivered to Newmont’s secretary not earlier than the 90th day prior to such special meeting and not later than the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting. Any such notice for either an annual meeting or a special meeting must also contain the information and comply with the other procedural requirements contained in Newmont’s by-laws.

Newmont has also adopted notice rules relating to proxy access in its by-laws whereby a Newmont Stockholder or a group of up to 20 Newmont Stockholders owning 3% or more of Newmont’s Shares continuously for at least three (3) years may nominate and include in Newmont’s proxy materials directors constituting up to the greater of 2 members or 20% of the Newmont Board, provided that the Newmont Stockholder(s) and the nominee(s) satisfy the requirements specified in the by-laws.

Amendment to Governing Documents

Under the OBCA, any amendment to a corporation’s articles generally requires approval by special resolution which is a resolution passed by not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The OBCA provides that unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the OBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal. If the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, the by-law, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a by-law having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

The DGCL requires a vote of the corporation’s board of directors generally followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation. If the amendment increases or decreases the aggregate number of authorized shares of a class or series of stock, increases or decreases the par value of the shares of a class or series of stock, or alters the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, that class or series shall be given the power to vote as a class or series notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the by-laws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. Newmont’s certificate of incorporation confers such power on the Newmont Board.

Dissenters’ or Appraisal Rights

The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Under the DGCL, registered holders of shares of any class or series of stock have the right, in certain circumstances, to dissent from a merger or consolidation of the corporation by demanding payment in cash for the shares equal to the fair value (excluding any appreciation or depreciation as a consequence, or in expectation, of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. The DGCL grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued, and does not grant dissenters’ rights in connection with amendments to the certificate of incorporation. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than (a) stock of the surviving corporation (or depositary receipts in respect thereof), (b) stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares, or (d) some combination of the above. In addition, dissenter’s rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. The DGCL does not provide stockholders of a corporation with appraisal rights when the corporation acquires another business through the issuance of its stock (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired, or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation. Notwithstanding the limitations on the scope of appraisal rights granted by the DGCL, any corporation may provide in its certificate of incorporation that appraisal rights under the DGCL shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. Newmont’s certificate of incorporation does not confer such appraisal rights.

Oppression Remedy

The OBCA provides an oppression remedy that enables a court to make any order, either interim or final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. A complainant may include: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; and/or (c) any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

The DGCL does not provide for an oppression remedy. However, the DGCL provides a variety of legal and equitable remedies to a corporation’s stockholders for improper acts or omissions of a corporation, its officers and directors. Under the DGCL, only stockholders can bring an action alleging a breach of fiduciary duty by the directors of a corporation.

Preemptive Rights

Under the OBCA holders of a class or series of shares in a corporation do not have preemptive rights to subscribe for or purchase any additional shares of that class or series or of another class or series, unless such rights are so provided in the articles of the corporation or in a unanimous shareholder agreement.

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock unless, and to the extent that, such right is expressly included in the certificate of incorporation. Newmont’s certificate of incorporation confers no such rights.

Shareholder Rights Plan

Although Delaware law does not include a statutory provision expressly authorizing stockholder rights plans, such rights plans have generally been found to be authorized by Delaware law and have been upheld by Delaware courts where they are adopted in response to a reasonably perceived threat to a Delaware corporation and its stockholders, and adopting such rights plans in response to such threat has been found to be reasonable in relation to the threat posed. Newmont does not currently have a stockholder rights plan.

Derivative Action

Under the OBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the OBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that the complainant has given notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court not less than 14 days before bringing the application, or otherwise as ordered by the court and (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the OBCA, the court in a derivative action may make any order it thinks fit including, without limitation, (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action. In addition, under the OBCA, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Under the DGCL, derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must have in the complaint that he, she or it was a stockholder of the corporation at the time of the transaction of which he or she complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of Law. A stockholder may not sue derivatively unless such stockholder first makes demand on the corporation that it bring suit and such demand has been refused, unless the stockholder shows that such demand would have been futile. Like the OBCA, the DGCL does not require a bond or security by a plaintiff in a derivative action.

Director Election/Appointment

Under the OBCA, the directors of a corporation are to be elected at each annual meeting of shareholders at which an election of directors is required.

Under the DGCL, directors are elected annually by the stockholders entitled to vote thereon. However, the DGCL allows classified boards whereby directors are elected on a less-than-annual basis (see “—Classified Board of Directors”). Newmont’s by-laws provide that nominated directors are to be elected by a majority of the votes cast for a director at a meeting of Newmont Stockholders at which a quorum is present. Votes cast shall include direction to withhold authority in each case and exclude abstentions with respect to that director’s election. In the event of a “contested election,” where the number of candidates for election as directors exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. Newmont Stockholders do not have the right to cumulate their votes in the election of directors and the Newmont Board is not classified.

Term of Directors

Under the OBCA, unless expressly elected for a stated term, each director ceases to hold office at the close of the first annual meeting of shareholders following his or her election; a director must cease to hold office not later than the close of the third annual meeting of shareholders following his or her election. If a director is appointed or elected to fill a vacancy, that director holds office for the unexpired term of the director’s predecessor.

Under Delaware law and Newmont’s by-laws, each director holds office until his or her successor is elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.

Removal of Directors

Under the OBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at an annual or special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

If all of the directors have resigned or have been removed without replacement, a person who manages or supervises the management of the business and affairs of the corporation is deemed to be a director, unless the person who manages the business or affairs of the corporation is (a) an officer under the direction or control of a shareholder or other person, (b) a lawyer, notary accountant or other professional who participates in the management of the corporation solely for providing professional services or (c) a trustee in bankruptcy, receiver, receiver manager or secured creditor who participates in the management of the corporation or exercises control over its property solely for the purpose of the realization of security or the administration of the bankrupt’s estate, in the case of a trustee in bankruptcy.

Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of at least a majority of the outstanding shares entitled to vote at an election of directors. Newmont’s certificate of incorporation and by-laws do not provide for cumulative voting or a classified board.

Director Qualifications

At least 25% of the directors of a corporation governed by the OBCA must be resident Canadians, unless the corporation has less than four directors (in which case at least one director must be a resident Canadian).

The OBCA also requires that an offering corporation (i.e. a reporting issuer or public company) have at least three directors, at least one-third of whom must not be officers or employees of the corporation or its affiliates.

Delaware law does not have comparable requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or by-laws. Newmont does not stipulate any qualification for directors in its certificate of incorporation or by-laws, but is subject to the applicable director qualification and independence standards of the New York Stock Exchange and applicable rules and regulations under US federal Securities Laws. Newmont’s corporate governance guidelines, as approved by the Newmont Board, set forth minimum qualifications and independence standards for directors.

Voting

Under the OBCA, unless the articles of a corporation provide otherwise, each share of a corporation entitles the holder thereof to one vote at a meeting of shareholders ..

Under Delaware law and Newmont’s by-laws, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Cumulative Voting

Under the OBCA, unless a corporation’s articles provide otherwise, there is no cumulative voting for the election of directors.

Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock nominally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the shares of stock present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares of stock. Newmont’s certificate of incorporation does not provide for cumulative voting.

Classified Board of Directors

A classified board of directors is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. The DGCL permits a corporation to establish a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered three year terms of office, with only one class of directors standing for election each year. Members of a classified board may be removed from office only for cause. A classified board of directors could therefore discourage acquisitions of the corporation not approved by management, since the acquiror could be unable to install its own designees on the board for more than two years after acquiring control. Newmont’s certificate of incorporation and by-laws do not provide for a classified board.

Fiduciary Duties of Directors

Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, directors of an OBCA corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is not liable for breach of this duty of care under the OBCA if he or she relies in good faith on (i) financial statements of the corporation represented to him or her by an officer of the corporation or in a written report of the auditor of the corporation fairly to reflect the financial condition of the corporation, (ii) an interim or other financial report of the corporation represented to him or her by an officer of the corporation to present fairly the financial position of the corporation in accordance with generally accepted accounting principles, (iii) a report or advice of an officer or employee of the corporation where it is reasonable in the circumstances to rely on the report or advice or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Under Delaware law directors owe to stockholders a duty of care and a duty of loyalty. The duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the directors reasonably believe to be in the best interests of the stockholders.

The DGCL provides that the certificate of incorporation of the corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law, breach of the duty of loyalty, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit. Newmont’s certificate of incorporation provides that under no circumstances will its directors have any personal liability to Newmont or Newmont Stockholders for monetary damages for breach of fiduciary duty as a director except for those specific breaches and acts or omissions with respect to which the DGCL expressly provides may not eliminate or limit such personal liability of directors.

The OBCA does not permit any such limitation of a director’s liability.

Interested Director Transactions

Under the OBCA, a director or officer is required to disclose any conflict of interest in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Subject to certain exceptions, a director who has a conflict of interest shall not attend any part of a meeting of directors during which the relevant contract or transaction giving rise to the conflict of interest is discussed and shall not vote on any resolution to approve of the contract or transaction.

Under the DGCL, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining required disinterested board approval, fulfilling the requirements of good faith and full disclosure, or proving the fairness of the transaction.

Corporate Opportunity

Under section 122(17) of the DGCL, every corporation has the ability to renounce in its certificate of incorporation or by board action any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specific business opportunities that are presented to the corporation or to the officers, directors or stockholders.

Loans to Officers and Employees

Under the DGCL, a Delaware corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Loans to executive officers and directors of Newmont are prohibited by applicable US federal Securities Laws.

Filling Vacancies on the Board of Directors

Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or maximum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until his or her successor is elected at the next meeting of shareholders of the corporation unless his or her office is vacated earlier.

Under the DGCL, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or another person acting in similar capacity, of another entity (each an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if: (a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. A corporation may with the approval of a court, indemnify an Indemnifiable Person or advance monies, in respect of or by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made party because of the individual’s association with the corporation or other entity if the individual fulfils the requirements under (a) and (b), above. An Indemnifiable Person is entitled to indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above.

The DGCL generally permits the indemnification of expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of a direct, derivative, or third party action, provided there is a determination by a majority vote of a disinterested quorum of the directors or a committee of the board, by independent legal counsel (under certain circumstances), or by the stockholders, that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any action by the corporation, including any derivative action, in which the person was adjudged liable. Delaware law requires indemnification of reasonable defense expenses incurred by a director or officer, in any such proceeding, to the extent the director or officer was successful in the defense of the proceeding. Newmont’s certificate of incorporation provides that its directors shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the DGCL as from time to time in effect. Newmont’s by-laws further provide that Newmont shall, to the fullest extent permitted by applicable law, subject to certain terms, conditions and limitations set forth therein, indemnify its directors and officers who were or are made, or threatened to be made, a party to an action, suit or proceeding.

In a derivative action under the DGCL, or an action by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation.

However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The DGCL allows and Newmont’s by-laws provide for the corporation to advance expenses before the resolution of an action, if the person agrees to repay any such amount advanced if they are later determined not to be entitled to indemnification. In addition, Delaware law authorizes a corporation to purchase insurance for the benefit of its officers and directors whether or not the corporation would have the power to indemnify against the liability covered by the policy but subject to limits imposed by insurance law.

Access to Corporate Records

The OBCA provides that shareholders and creditors of a corporation, their agents and legal representatives and the Director may examine certain of the corporation’s records during usual business hours and take extracts from those records free of charge, and if the corporation is an offering corporation, any other person may do so upon payment of a reasonable fee. In addition, shareholders and creditors of a corporation, their agents and legal representatives and, if the corporation is an offering corporation, any other person, may obtain a list of registered shareholders upon payment of a reasonable fee and sending the corporation a statutory declaration.

Under the DGCL, any stockholder of a corporation, either in person or by their agents or legal representatives may make a written demand to examine the records of that corporation. Such a demand to examine the corporation’s records must have a proper purpose, be sworn under oath, and directed to that corporation at its principal place of business or its registered office in Delaware. A proper purpose is one that is reasonably related to that stockholder’s interest in the corporation as a stockholder.

Dividends and Repurchases of Shares

Under the OBCA, the board of directors may declare and a corporation may pay a dividend by issuing fully paid shares of the corporation or options or rights to acquire fully paid shares of the corporation and a corporation may pay a dividend in money or property. The board of directors, however, shall not declare and/or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of (i) its liabilities, and (ii) its stated capital of all classes. In the case of payment by a corporation to purchase or redeem shares, under the OBCA, a corporation may not do so if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of, (i) its liabilities, and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, ratably with or before the holders of the shares to be purchased or redeemed, to the extent that the amount has not been included in its liabilities.

The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Dissolution

Under the OBCA, the liquidation or dissolution of the corporation requires the approval of, subject to any applicable court order, two-thirds of the votes cast at a meeting of shareholders and of two thirds of the votes cast by holders of shares of each class or series entitled to vote separately thereon.

Under the DGCL, dissolution may be authorized by unanimous approval of all the stockholders entitled to vote thereon, without action of the directors, or by the adoption of a resolution by a majority of the whole board followed by approval by a majority of the outstanding shares of the corporation’s stock entitled to vote thereon.

Anti-Takeover Provisions

Newmont’s certificate of incorporation requires Newmont to get the approval of the holders of 80% of all classes of its capital stock who are entitled to vote in elections of directors, voting together as one class, to enter into the following types of transactions:

>	a merger or consolidation between Newmont and another corporation that holds 10% or more of Newmont’s Shares;

>	the sale or lease of all or a substantial part of Newmont’s assets to another corporation or entity that holds 10% or more of Newmont’s Shares; or
>	any sale or lease to Newmont of assets worth more than US$10 million in exchange for Newmont’s securities by another corporation or entity that holds 10% or more of Newmont’s outstanding shares.

This approval is not required for any transaction if:

>	the Newmont Board approves the transaction before the other corporation, person or entity becomes a holder of 10% or more of Newmont Shares; or
>	Newmont or its subsidiaries own a majority of the outstanding voting shares of the other corporation.

These provisions of Newmont’s certificate of incorporation may make it more difficult for various corporations, entities or persons to acquire control of Newmont or to remove its management. The provisions can be altered or repealed only with the approval of the holders of 80% of all classes of Newmont’s capital stock who are entitled to vote in elections of directors, voting together as one class.

SCHEDULE J – INFORMATION CONCERNING GOLDCORP

Goldcorp is a senior gold producer engaged in the acquisition, exploration, development, operation, and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America.

Goldcorp was founded in 1994 and is currently headquartered in Vancouver, British Columba, Canada. Goldcorp’s principal operating mining properties are comprised of the Red Lake, Éléonore, Musselwhite and Porcupine gold mines in Canada; the Peñasquito gold-silver-lead-zinc mine in Mexico; the Cerro Negro gold-silver mine in Argentina; and the Pueblo Viejo gold-silver-copper mine (40% interest) in the Dominican Republic. Goldcorp’s development projects include the Coffee gold project and Borden gold project in Canada, and the NuevaUnión gold-copper project (50% interest) and Norte Abierto gold project (50% interest) in Chile.

Goldcorp’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp’s principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, Goldcorp also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.

The Goldcorp Shares are listed and posted for trading on the TSX under the symbol “G” and on the NYSE under the symbol “GG”. There were 867,530,509 Goldcorp Shares outstanding at the close of business on December 31, 2018, and 868,668,443 Goldcorp Shares outstanding at the close of business on March 4, 2019.

For additional information relating to Newmont Goldcorp following completion of the Arrangement and the risk factors relating to the Arrangement see “Schedule “K” – Information Concerning Newmont” and “Risk Factors”.

Recent Developments

On April 26, 2018, Goldcorp announced that Ms. Blanca Treviño retired from the Goldcorp Board.

During the second quarter of 2018, Goldcorp signed a collaboration agreement with Tr’ondëk Hwëch’in relating to its Coffee project, and an Impacts and Benefits Agreement with three First Nation communities with respect to the development and operation of Goldcorp’s Borden project.

On June 20, 2018, affiliates of Goldcorp and Minera Frisco, S.A.B. de C.V. entered into a joint venture arrangement. The objective of the joint venture is to amalgamate and jointly explore exploration ground in the Mazapil Valley, near Goldcorp’s Peñasquito gold-silver-lead-zinc mine. By the end of the second quarter of 2018, drilling commenced on the first target, Santa Cruz, under the terms of the joint venture.

On October 24, 2018, Goldcorp announced the appointment of Cristina Bitar to the Goldcorp Board.

On October 28, 2018, Goldcorp announced that it had received approval from the TSX of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, Goldcorp may purchase for cancellation up to 43,476,502 Goldcorp Shares (representing 5% of the 869,530,053 issued and outstanding Goldcorp Shares as of October 26, 2018) over a 12 month period commencing on October 31, 2018. The NCIB will expire no later than October 30, 2019. All purchases made pursuant to the NCIB will be made through the facilities of the TSX, the NYSE, or other Canadian or United States market places.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Goldcorp, at Suite 3400,

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Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (telephone: 604-696-3000) and are also available electronically under Goldcorp’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Goldcorp’s filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Goldcorp with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

>

Goldcorp AIF (but excluding the disclosure contained under the following headings of the Goldcorp AIF: “Mineral Properties – Red Lake Mines, Canada”, “Mineral Properties – Éléonore Mine, Canada” and “Mineral Properties – Peñasquito Mine, Mexico”);

>

audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the report of the independent registered public accounting firm thereon;

>	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018;

>	management information circular dated March 12, 2018 for Goldcorp’s annual and special meeting of Goldcorp Shareholders held on April 25, 2018;

>	material change report in connection with the announcement of the Arrangement dated January 17, 2019;

>	the section entitled “Peñasquito Technical Report” in Goldcorp’s final short form base shelf prospectus filed on August 16, 2018;

>	material change report in connection with the filing of the Éléonore Report and Red Lake Report dated March 4, 2019; and

>	material change report in connection with the non-cash impairment recognized by Goldcorp dated February 22, 2019.

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Goldcorp with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Goldcorp with, or furnished by Goldcorp to, the SEC subsequent to the date of this Circular shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

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SCHEDULE K – INFORMATION CONCERNING NEWMONT

Cautionary Statement Regarding Forward-Looking Statements

This Circular contains “forward-looking statements” within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” within the meaning of applicable Canadian Securities Laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this Circular may include, without limitation: (i) statements relating to Newmont’s planned acquisition of Goldcorp and the expected terms, timing and closing of the Arrangement, including receipt of required approvals and satisfaction of other customary closing conditions; (ii) estimates of future production and sales, including expected annual production range; (iii) estimates of future costs applicable to sales and all-in sustaining costs; (iv) expectations regarding accretion; (v) estimates of future capital expenditures; (vi) estimates of future cost reductions, synergies, including pre-tax synergies, savings, efficiencies, and value creation; (vii) expectations regarding future exploration and the development, growth and potential of Newmont’s and Goldcorp’s operations, project pipeline and investments, including, without limitation, project returns, expected average internal rate of return, and schedule; (viii) expectations regarding future investments or divestitures; (ix) expectations of future dividends and returns to stockholders; (x) expectations of future free cash flow generation, liquidity, balance sheet strength and credit ratings; (xi) expectations of future equity and enterprise value; (xii) expectations regarding future mineralization, including without limitation, expectations regarding reserves and resources, grade and recoveries; (xiii) expected listing of Newmont common stock on the NYSE and the TSX; and (xiv) expectations of future plans and benefits. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of Newmont’s and Goldcorp’s operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont and Goldcorp operate being consistent with its current expectations; (iv) certain exchange rate assumptions for the Australian dollar or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; (v) certain price assumptions for gold, copper, silver, zinc, lead and oil; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of current mineral reserve, mineral resource and mineralized material estimates; and (viii) other planning assumptions. Risks relating to forward-looking statements in regard to the Newmont’s and Goldcorp’s business and future performance may include, but are not limited to, gold and other metals price volatility, currency fluctuations, operational risks, increased production costs, variances in ore grade or recovery rates from those assumed in mining plans and political risk, community relations, conflict resolution, governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont’s and Goldcorp’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the Arrangement; the risk associated with Newmont’s and Goldcorp’s ability to obtain the approval of the Arrangement by their shareholders required to consummate the Arrangement and the timing of the closing of the Arrangement, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the Parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; potential volatility in the price of the Newmont Shares due to the Arrangement; the anticipated size of the markets and continued demand for Newmont’s and Goldcorp’s resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Newmont’s 2018 Annual Report on Form 10-K, filed with the SEC as well as Newmont’s other SEC filings incorporated by reference, as well as Goldcorp’s filings incorporated by reference. Newmont is not affirming or adopting any statements or reports attributed to Goldcorp (including prior Mineral Reserve and Mineral Resource declaration) in this Circular. Newmont does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this Circular, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities Laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk.

In this Circular, “Newmont” refers to Newmont Mining Corporation together with its affiliates and Subsidiaries, unless the context otherwise requires.

Newmont Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with the SEC and the Canadian Securities Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from Newmont’s Office of the Corporate Secretary at 6363 South Fiddler’s Green Circle, Greenwood Village, Colorado, telephone: (303) 863-7414. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents from the SEC at www.sec.gov. Copies of the documents incorporated herein by reference are also available under Newmont’s profile on SEDAR at www.sedar.com.

The following documents of Newmont, filed with the SEC and the Canadian Securities Authorities, are specifically incorporated into and form an integral part of this Circular (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules):

>	Newmont’s Annual Report on Form 10-K for the year ended December 31, 2018;

>

Portions of Newmont’s proxy statement for its 2018 annual meeting of Newmont Stockholders incorporated by reference into the Newmont Annual Report on Form 10-K for the year ended December 31, 2017; and

>	Newmont’s Current Reports on Form 8-K filed January 14, 2019 and February 4, 2019.

Any future filings Newmont makes with the SEC under sections 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act prior to the Goldcorp Meeting will be deemed to be incorporated by reference in this Circular, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed to be filed under the U.S. Exchange Act and is not incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Introduction

Newmont is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname. At December 31, 2018, Newmont had attributable Proven gold Mineral Reserves of 21.3 million ounces and Probable gold Mineral Reserves of 44.1 million ounces and an aggregate land position of approximately 24,000 square miles (63,000 square kilometers). Newmont is also engaged in the production of copper, principally through operations at its Boddington mine in Australia and Phoenix mine in the United States. Newmont’s original predecessor corporation was incorporated in 1921 under the Laws of Delaware.

The principal executive offices of Newmont are located at 6363 South Fiddler’s Green Circle, Greenwood Village, Colorado, its telephone number is (303) 863-7414 and its website is www.newmont.com. Information contained on Newmont’s website should not be deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Goldcorp Shareholders for the purpose of determining whether to approve the Arrangement Resolution.

Newmont’s global project pipeline

Newmont’s capital-efficient project pipeline supports stable production with improving margins and mine life. Near-term development capital projects and those recently completed are presented below. Funding for Ahafo Mill Expansion, Quecher Main and Tanami Power projects have been approved and these projects are in execution.

Subika Underground, Africa. This project leverages existing infrastructure and an optimized approach to develop Ahafo’s most promising underground resource. First production was achieved in June 2017 and commercial production was achieved in the fourth quarter of 2018. The project is expected to have an average annual gold production of between 150,000 and 200,000 ounces per year for the first five years beginning in 2019 with an initial mine life of approximately 11 years. The project was completed on schedule and on budget for US$186 million, adding higher-grade, lower-cost gold production at the Ahafo mine in Ghana.

Ahafo Mill Expansion, Africa. This project is designed to maximize resource value by improving production margins and accelerating stockpile processing. The project also supports profitable development of Ahafo’s highly prospective underground Mineral Resources. The expansion is expected to have an average annual gold production of between 75,000 and 100,000 ounces per year for the first five years beginning in 2020. Development capital costs (excluding capitalized interest) since approval were US$119 million, of which US$77 million related to 2018. Both first production and commercial production are expected in the second half of 2019.

Quecher Main, South America. This project will add oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production was achieved in late 2018 with commercial production expected in the second half of 2019. Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$101 million, of which US$89 million related to 2018.

Tanami Power, Australia. This project will lower power costs beginning in 2019, mitigate fuel supply risk and reduce carbon emissions. The project includes the construction of a 280 mile (450 kilometer)

natural gas pipeline connecting the Tanami site to the Amadeus Gas Pipeline, and construction and operation of two on-site power stations. The gas supply, gas transmission and power purchase agreements are for a ten year term with options to extend.

Newmont manages its wider project portfolio to maintain flexibility to address the development risks associated with its projects including permitting, local community and government support, engineering and procurement availability, technical issues, escalating costs and other associated risks that could adversely impact the timing and costs of certain opportunities.

Dividend Policy

Dividends of US$0.14, US$0.14, US$0.14 and US$0.14 per Newmont Share outstanding were declared and paid in the first, second, third and fourth quarter, respectively, of 2018 for a total of US$0.56 per Newmont Share. Dividends of US$0.05, US$0.05, US$0.075 and US$0.075 per Newmont Share outstanding were declared and paid in the first, second, third and fourth quarter, respectively, of 2017 for a total of US$0.25 per Newmont Share. Dividends of US$0.025, US$0.025, US$0.025 and US$0.05 per Newmont Share outstanding were declared in the first, second, third and fourth quarters, respectively, of 2016, for a total of US$0.125 per Newmont Share.

The quarterly dividends declared during 2017 and 2016 were calculated based upon the average London Bullion Market Association P.M. gold price for the preceding quarter. In February 2018, Newmont eliminated the gold-price linked dividend calculation.

The declaration and payment of future dividends remains at the discretion of the Newmont Board and will depend on Newmont’s financial results, cash requirements, future prospects and other factors deemed relevant by the Newmont Board.

Newmont Capital Stock

The rights of Newmont Stockholders are governed by the applicable provisions of the DGCL, Newmont’s certificate of incorporation and Newmont’s by-laws. The following is a summary of the material terms of Newmont’s capital stock. For additional information regarding Newmont’s capital stock, please refer to the applicable provisions of the DGCL, Newmont’s certificate of incorporation and Newmont’s by-laws.

As of February 20, 2019, Newmont had 755,000,000 shares of authorized capital stock. Those shares consisted of:

>	750,000,000 Newmont Shares, par value US$1.60 per share, of which 534,633,309 Newmont Shares were outstanding, including 1,963,864 treasury shares; and

>	5,000,000 Newmont Preferred Shares, par value US$5.00 per share, none of which were outstanding.

Common Stock

The following is a summary of the terms of the Newmont Shares. For additional information regarding the Newmont Shares, please refer to Newmont’s certificate of incorporation, Newmont’s by-laws and the applicable provisions of the DGCL.

Dividend Rights

Newmont Stockholders may receive dividends when, as and if declared by the Newmont Board out of funds of Newmont legally available for the payment of dividends. Subject to the terms of any outstanding Newmont Preferred Shares, Newmont Stockholders may not receive dividends until Newmont has satisfied its obligations to any holders of Newmont Preferred Shares.

As a Delaware corporation, Newmont may pay dividends out of its surplus capital or, if there is no surplus capital, out of its net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Currently, Newmont pays dividends on its Newmont Shares each quarter. The declaration and payment of future dividends remains at the discretion of the Newmont Board and will depend on Newmont’s financial results, cash requirements, future prospects and other factors deemed relevant by the Newmont Board.

Voting and Other Rights

Newmont Stockholders are entitled to one vote per Newmont Share and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters.

The holders of record of a majority of the outstanding Newmont Shares entitled to vote at the meeting of Newmont Stockholders must be present in person or represented by proxy at the meeting in order to constitute a quorum for all matters to come before the meeting.

Special meetings of Newmont Stockholders may be called by the Newmont Board or by the Chair of the Newmont Board or by Newmont’s President, and will be called by the Chair of the Newmont Board or by Newmont’s President or Secretary upon a written request stating the purposes of the proposed meeting and signed by a majority of the Newmont Board or Newmont Stockholders owning at least 25% of the outstanding Newmont Shares entitled to vote at the meeting.

Written notice of a meeting of Newmont Stockholders is given personally, by mail, or other means of electronic transmission not less than 10 days nor more than 60 days before the date on which the meeting is held, to each Newmont Stockholder of record entitled to vote at the meeting. The notice must state the time, place and purposes of the meeting. In the event of a special meeting called upon the written request of Newmont Stockholders, the notice will describe any business set forth in the statement of purpose in the written Newmont Stockholder request, as well as any additional business that the Newmont Board proposes to be conducted at the meeting. If mailed, the notice will be sent to Newmont Stockholders at their respective addresses appearing on Newmont’s stock records or to such other addresses as they may designate in writing, and will be deemed given when mailed. A waiver of any notice, in writing by a Newmont Stockholder or by electronic transmission given by the Person or Persons entitled to such notice before or after the time for the meeting, will be deemed equivalent to that Newmont Stockholder having received the notice.

The Newmont Board is not classified. Directors of Newmont are to be elected by a majority of the votes cast by Newmont Stockholders entitled to vote thereon at a duly held meeting of Newmont Stockholders at which a quorum is present, and Newmont Stockholders do not have the right to cumulate their votes in the election of directors.

Liquidation

In the event of any liquidation, dissolution or winding up of Newmont, Newmont Stockholders would be entitled to receive proportionately any assets legally available for distribution to Newmont Stockholders with respect to Newmont Shares held by them, subject to any prior rights of the holders of any of Newmont Preferred Shares then outstanding.

Redemption

Newmont Shares are not redeemable or convertible.

Other Provisions

All of the issued and outstanding Newmont Shares are validly issued, fully paid and nonassessable. Newmont Stockholders have no pre-emptive rights with respect to any of its securities.

Listing

The Newmont Shares trade on the NYSE under the symbol “NEM”. Computershare Investor Service Inc. is the registrar, transfer agent and dividend disbursing agent for the Newmont Share. Newmont will also apply to list the common stock of Newmont Goldcorp on the TSX, subject to satisfying customary listing conditions.

Preferred Stock—General

The particular series of Newmont Preferred Shares and any related depositary shares will be fixed by the Newmont Board, including, as applicable:

>	voting rights,

>	designations,

>	dividend rate,

>	redemption rights,

>	liquidation rights,

>	sinking fund or purchase fund provisions,

>	conversion or exchange rights, and

>

any other preferences, relative participating and option or other special rights, and qualifications, limitations and restrictions that are not inconsistent with the terms of Newmont’s restated certificate of incorporation, including any restriction on the repurchase or redemption while Newmont is in arrears in the payment of dividends or sinking fund installments.

Depositary Shares—General

Newmont may, at its option, elect to offer depositary shares, each representing a fraction of a share of a particular class or series of Newmont Preferred Shares.

Unless otherwise provided in the applicable deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a Newmont Preferred Share represented by the depositary share, to all the rights and preferences of the Newmont Preferred Shares represented by the depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The shares of any class or series of Newmont Preferred Shares represented by depositary shares will be deposited under a deposit agreement among Newmont, a depositary selected by Newmont and the holders of the depositary receipts.

Newmont will file the deposit agreement, including the form of depositary receipt, with the SEC, either as an exhibit to an amendment to a registration statement or as an exhibit to a current report on Form 8-K.

The deposit agreement relating to a particular series of Newmont Preferred Shares and any related depositary shares will describe the specific terms of any series of the Newmont Preferred Shares and any related depositary shares as fixed by the Newmont Board, including, as applicable:

>	voting rights,

>	dividends and other distributions,

>	conversion, exchange and redemption,

>	liquidation preference,

>	resignation and removal of the depositary, and

>	amendment and termination of the deposit agreement.

Anti-Takeover Provisions

Article Ninth of Newmont’s certificate of incorporation may make it more difficult for various corporations, entities or persons to acquire control of Newmont or to remove management.

Article Ninth of Newmont’s certificate of incorporation requires Newmont to get the approval of the holders of 80% of all classes of Newmont’s capital stock who are entitled to vote in elections of directors, voting together as one class, to enter into the following types of transactions:

>	a merger or consolidation between us and another corporation that holds 10% or more of the outstanding Newmont Shares;

>	the sale or lease of all or a substantial part of Newmont’s assets to another corporation or entity that holds 10% or more of the outstanding Newmont Shares; or

>	any sale or lease to Newmont of assets worth more than US$10 million in exchange for Newmont’s securities by another corporation or entity that holds 10% or more of the outstanding Newmont Shares.

However, Article Ninth does not apply to any transaction if:

>	the Newmont Board approves the transaction before the other corporation, person or entity becomes a holder of 10% or more of the outstanding Newmont Shares; or

>	Newmont or its Subsidiaries own a majority of the outstanding voting shares of the other corporation.

Article Ninth can be altered or repealed only with the approval of the holders of 80% of all classes of Newmont’s capital stock who are entitled to vote in elections of directors, voting together as one class.

Newmont Accounting Treatment of the Arrangement

Newmont prepares its financial statements in accordance with U.S. GAAP. The Arrangement will be accounted for using the acquisition method of accounting. Newmont will be treated as the acquirer for accounting purposes. Newmont will record assets acquired, including identifiable intangible assets, and liabilities assumed from Goldcorp at their respective estimated fair values at the date of completion of the Arrangement. Any excess of the purchase price (as described under Note 4(i) under “Schedule “N” — Unaudited Pro Forma Financial Information—Notes to Unaudited Pro Forma Consolidated Financial Information” beginning on page N-4 of this Circular) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Newmont after completion of the Arrangement will include the financial condition and results of operations of Goldcorp after completion of the Arrangement, but will not be restated retroactively to reflect the historical financial condition or results of operations of Goldcorp. The earnings of Newmont following completion of the Arrangement will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Newmont determines that tangible or intangible assets (including goodwill) are impaired, Newmont would record an impairment charge at that time.

Repayment of Goldcorp Debt

Upon closing of the Arrangement, Newmont intends to repay Goldcorp’s US$400 million term loan, which consists of the US$75 million non-revolving term credit facility governed by the credit agreement dated March 14, 2018 between Goldcorp and ING Capital LLC, the US$250 million non-revolving term credit facility governed by the credit agreement dated March 14, 2018 between Goldcorp and National Bank Of Canada, and the US$75 million non-revolving term credit facility governed by the credit agreement dated March 14, 2018 between Goldcorp and Sumitomo Mitsui Banking Corporation, Canada Branch. Additionally, upon closing of the Arrangement, Newmont intends to repay the US$480 million drawn on Goldcorp’s US$3 billion revolving credit facility governed by the syndicated credit agreement dated November 22, 2011 between, inter alia, Goldcorp and Bank of Montreal as administrative agent (as amended by amending agreements dated March 8, 2013, July 18, 2014, September 11, 2014, June 10, 2015, June 22, 2016, June 22, 2017 and June 29, 2018) and terminate Goldcorp’s revolving credit facility. For additional information regarding Goldcorp’s debt, see Goldcorp’s audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the report of the independent registered public accounting firm thereon and MD&A of financial condition and results of operations for the year ended December 31, 2018, filed on SEDAR on February 13, 2019 and Goldcorp’s consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Current Report on Form 6-K, filed with the SEC on February 14, 2019, which are both incorporated by reference into this Circular.

Scientific and Technical Information

The Mineral Reserve and the Mineral Resource estimates of Newmont in “Schedule “L” –Mineral Reserves and Mineral Resource Statements” and all scientific and technical information of Newmont in this Schedule “K”, or incorporated by reference herein, has been reviewed and approved on behalf of Newmont by Donald Doe, B.Sc, M.Sc, SME (RM 4044636), Group Executive, Reserves, who is a Qualified Person under NI 43-101. Additional information regarding Mineral Resource and Reserve estimates at each of Newmont’s material properties can be found in the technical reports described in “Schedule “M” – Newmont Goldcorp Additional Mineral Property Disclosure”.

SCHEDULE L – MINERAL RESERVES AND MINERAL RESOURCES STATEMENTS

The following tables detail Newmont’s attributable gold Mineral Reserves as of December 31, 2018 comprising 21.3 million ounces of proven Mineral Reserves and 44.1 million ounces of probable Mineral Reserves and Goldcorp’s gold Mineral Reserves as of June 30, 2018 comprising 52.8 million ounces.

The following tables also detail Newmont’s attributable measured and indicated gold Mineral Resources as of December 31, 2018 comprising 5.9 million ounces of measured Mineral Resources and 33.5 million ounces of indicated Mineral Resources and Goldcorp’s measured and indicated gold Mineral Resources as of June 30, 2018 comprising 35.2 million ounces.

Newmont Mineral Reserves

As of December 31, 2018

Attributable Proven, Probable and Combined Gold Reserves (1), U.S. Units
December 31, 2018
		Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Newmont	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Metallurgical
Deposits/Districts	Share	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	Recovery (3)
North America
Carlin Open Pits (4)	100%	1,700	0.088	140	118,200	0.047	5,550	119,900	0.048	5,690	73%
Carlin Leach Pad (5)	100%	—		—	73,500	0.009	650	73,500	0.009	650	51%
Carlin Stockpiles (6)	100%	18,700	0.067	1,250	—		—	18,700	0.067	1,250	84%
Carlin Underground (7)	100%	8,400	0.305	2,580	7,900	0.293	2,290	16,300	0.300	4,870	83%

Total Carlin, Nevada		28,800	0.138	3,970	199,600	0.043	8,490	228,400	0.055	12,460	77%
Phoenix (8)	100%	13,200	0.022	290	133,200	0.019	2,530	146,400	0.019	2,820	70%
Lone Tree	100%	3,900	0.008	30	—		—	3,900	0.008	30	32%

Total Phoenix, Nevada		17,100	0.019	320	133,200	0.019	2,530	150,300	0.019	2,850	70%
Turquoise Ridge (9)	25%	3,300	0.397	1,310	2,700	0.355	960	6,000	0.378	2,270	92%
Twin Creeks (10)	100%	1,400	0.086	110	26,000	0.047	1,220	27,400	0.049	1,330	77%
Twin Creeks Stockpiles (6)	100%	—		—	31,300	0.061	1,910	31,300	0.061	1,910	71%

Total Twin Creeks, Nevada		4,700	0.302	1,420	60,000	0.068	4,090	64,700	0.085	5,510	81%
Long Canyon, Nevada (11)	100%	700	0.064	50	23,900	0.038	920	24,600	0.039	970	76%
CC&V (12)	100%	123,000	0.016	1,940	30,900	0.013	400	153,900	0.015	2,340	59%
CC&V Leach Pads (5)	100%	—		—	41,900	0.025	1,050	41,900	0.025	1,050	57%
CC&V Stockpiles (6)	100%	900	0.070	60	—		—	900	0.070	60	82%

Total CC&V, Colorado		123,900	0.016	2,000	72,800	0.020	1,450	196,700	0.018	3,450	59%

TOTAL NORTH AMERICA		175,200	0.044	7,760	489,500	0.036	17,480	664,700	0.038	25,240	78%

South America
Yanacocha Open Pits (13)	51.35%	7,500	0.020	150	111,500	0.019	2,060	119,000	0.019	2,210	64%
Yanacocha Leach Pads (5)	51.35%	7,200	0.022	160	—		—	7,200	0.022	160	70%
Yanacocha Stockpiles (6)	51.35%	2,300	0.035	80	1,600	0.056	90	3,900	0.044	170	80%
Yanacocha Underground (14)	51.35%	—		—	6,200	0.204	1,270	6,200	0.204	1,270	97%

Total Yanacocha, Peru		17,000	0.023	390	119,300	0.029	3,420	136,300	0.028	3,810	76%
Merian, Suriname (15)	75%	39,200	0.044	1,720	63,400	0.032	2,010	102,600	0.036	3,730	93%

TOTAL SOUTH AMERICA		56,200	0.038	2,110	182,700	0.030	5,430	238,900	0.032	7,540	82%

Attributable Proven, Probable and Combined Gold Reserves (1), U.S. Units
December 31, 2018
		Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Newmont	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Metallurgical
Deposits/Districts	Share	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	Recovery (3)
Australia
Boddington Open Pit (16)	100%	264,900	0.021	5,520	265,000	0.021	5,470	529,900	0.021	10,990	83%
Boddington Stockpiles (6)	100%	7,600	0.020	150	94,800	0.013	1,210	102,400	0.013	1,360	77%

Total Boddington, Western Australia		272,500	0.021	5,670	359,800	0.019	6,680	632,300	0.020	12,350	83%
Tanami, Northern Territory (17)	100%	11,200	0.159	1,780	18,000	0.162	2,910	29,200	0.161	4,690	97%
Kalgoorlie Open Pit and Underground (18)	50%	4,600	0.059	270	27,500	0.063	1,720	32,100	0.062	1,990	83%
Kalgoorlie Stockpiles (6)	50%	18,400	0.030	560	55,800	0.020	1,100	74,200	0.022	1,660	74%

Total Kalgoorlie, Western Australia		23,000	0.036	830	83,300	0.034	2,820	106,300	0.034	3,650	79%

TOTAL AUSTRALIA		306,700	0.027	8,280	461,100	0.027	12,410	767,800	0.027	20,690	84%

Africa
Ahafo South Open Pits (19)	100%	17,600	0.070	1,230	53,600	0.054	2,870	71,200	0.058	4,100	91%
Ahafo Underground (20)	100%	—		—	8,300	0.138	1,150	8,300	0.138	1,150	94%
Ahafo Stockpiles (6)	100%	41,700	0.027	1,130	—		—	41,700	0.027	1,130	87%

Total Ahafo South, Ghana		59,300	0.040	2,360	61,900	0.065	4,020	121,200	0.053	6,380	91%
Ahafo North, Ghana (21)	100%	—		—	48,000	0.070	3,350	48,000	0.070	3,350	91%
Akyem Open Pit (22)	100%	9,100	0.049	450	28,600	0.049	1,410	37,700	0.049	1,860	90%
Akyem Stockpiles (6)	100%	14,300	0.026	380	—		—	14,300	0.026	380	89%

Total Akyem, Ghana		23,400	0.035	830	28,600	0.049	1,410	52,000	0.043	2,240	89%

TOTAL AFRICA		82,700	0.038	3,190	138,500	0.063	8,780	221,200	0.054	11,970	91%

TOTAL NEWMONT WORLDWIDE		620,800	0.034	21,340	1,271,800	0.035	44,100	1,892,600	0.035	65,440	83%

Newmont December 31, 2018 Mineral Reserve Reporting Notes:

(1)

See cautionary statement regarding reserves and resources on page 41 of this Circular. Reserves were reported under the SEC’s Industry Guide 7 but are substantially similar to what would be reported using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Reserves were calculated at a gold price of US$1,200, or A$1,600 per ounce unless otherwise noted. The Mineral Reserve estimate for Newmont was prepared under the supervision of Donald Doe, P. Eng., B. Sc., SME (RM 4044636), Group Executive, Reserves of Newmont.

(2)	Tonnages include allowances for losses resulting from mining methods. Tonnages are rounded to the nearest 100,000.
(3)

Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates represent the estimated amount of metal to be recovered through metallurgical extraction processes. Ounces may not recalculate as they are rounded to the nearest 10,000.

(4)

Cut-off grades utilized in reserves were as follows: oxide leach material not less than 0.006 ounce per ton; oxide mill material not less than 0.030 ounce per ton; flotation material not less than 0.016 ounce per ton; and refractory mill material not less than 0.041 ounce per ton.

(5)

Leach pad material is the material on leach pads at the end of the year from which gold remains to be recovered. In-process reserves are reported separately where ounces exceed 100,000 and are greater than 5% of the total site-reported reserves.

(6)

Stockpiles are comprised primarily of material that has been set aside to allow processing of higher grade material in the mills. Stockpiles increase or decrease depending on current mine plans. Stockpile reserves are reported separately where ounces exceed 100,000 and are greater than 5% of the total site-reported reserves.

(7)	Cut-off grade utilized in reserves not less than 0.048 ounce per ton.
(8)	Gold cut-off grade varies with level of copper and silver credits.
(9)	Reserve estimates provided by Barrick, the operator of the Turquoise Ridge joint venture, as of February 13, 2019.
(10)

Cut-off grades utilized in reserves were as follows: oxide leach material not less than 0.008 ounce per ton; oxide mill material not less than 0.016 ounce per ton; and refractory mill material not less than 0.046 ounce per ton.

(11)	Cut-off grade utilized in reserves not less than 0.007 ounce per ton.

(12)	Cut-off grades utilized in reserves were as follows: oxide mill material not less than 0.040 ounce per ton and leach material not less than 0.007 ounce per ton.
(13)

Gold cut-off grades utilized in reserves were as follows: oxide leach material not less than 0.004 ounce per ton; oxide mill material not less than 0.013 ounce per ton; and refractory mill material not less than 0.040 ounce per ton.

(14)	Gold cut-off grades utilized in reserves not less than 0.054 ounce per ton.
(15)	Cut-off grade utilized in 2018 reserves not less than 0.010 ounce per ton.
(16)	Gold cut-off grade varies with level of copper credits.
(17)	Cut-off grade utilized in reserves not less than 0.047 ounce per ton.
(18)	Cut-off grade utilized in in situ reserves not less than 0.026 ounce per ton.
(19)	Cut-off grade utilized in reserves not less than 0.019 ounce per ton.
(20)	Cut-off grade utilized in reserves not less than 0.064 ounce per ton.
(21)	Includes undeveloped reserves at six pits in the Ahafo trend totaling 3.4 million ounces. Cut-off grade utilized in reserves not less than 0.014 ounce per ton.
(22)	Cut-off grade utilized in reserves not less than 0.016 ounce per ton.

Attributable Proven, Probable and Combined Gold Reserves (1), Metric Units
December 31, 2018
		Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Newmont	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Metallurgical
Deposits/Districts	Share	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	Recovery
North America
Carlin Open Pits	100%	1,500	3.00	140	107,200	1.61	5,550	108,700	1.63	5,690	73%
Carlin Leach Pad (5)	100%	—		—	66,800	0.30	650	66,800	0.30	650	51%
Carlin Stockpiles (6)	100%	16,900	2.30	1,250	—		—	16,900	2.30	1,250	84%
Carlin Underground	100%	7,700	10.47	2,580	7,100	10.05	2,290	14,800	10.27	4,870	83%

Total Carlin, Nevada		26,100	4.73	3,970	181,100	1.46	8,490	207,200	1.87	12,460	77%
Phoenix	100%	12,000	0.76	290	120,800	0.65	2,530	132,800	0.66	2,820	70%
Lone Tree	100%	3,600	0.29	30	—		—	3,600	0.29	30	32%

Total Phoenix, Nevada		15,600	0.64	320	120,800	0.65	2,530	136,400	0.65	2,850	70%
Turquoise Ridge (9)	25%	3,000	13.62	1,310	2,500	12.16	960	5,500	12.97	2,270	92%
Twin Creeks	100%	1,300	2.96	110	23,600	1.61	1,220	24,900	1.66	1,330	77%
Twin Creeks Stockpiles (6)	100%	—		—	28,400	2.09	1,910	28,400	2.09	1,910	71%

Total Twin Creeks, Nevada		4,300	10.27	1,420	54,500	2.33	4,090	58,800	2.91	5,510	81%
Long Canyon, Nevada	100%	600	2.18	50	21,700	1.31	920	22,300	1.34	970	76%
CC&V	100%	111,400	0.54	1,940	28,100	0.45	400	139,500	0.52	2,340	59%
CC&V Leach Pads (5)	100%	—		—	38,100	0.86	1,050	38,100	0.86	1,050	57%
CC&V Stockpiles (6)	100%	800	2.41	60	—		—	800	2.41	60	82%

Total CC&V, Colorado		112,200	0.56	2,000	66,200	0.68	1,450	178,400	0.60	3,450	59%

TOTAL NORTH AMERICA		158,800	1.53	7,760	444,300	1.22	17,480	603,100	1.30	25,240	78%

South America
Yanacocha Open Pits	51.35%	6,700	0.68	150	101,100	0.64	2,060	107,800	0.64	2,210	64%
Yanacocha Leach Pads (5)	51.35%	6,500	0.75	160	—		—	6,500	0.75	160	70%
Yanacocha Stockpiles (6)	51.35%	2,100	1.21	80	1,500	1.91	90	3,600	1.50	170	80%
Yanacocha Underground	51.35%	—		—	5,700	6.98	1,270	5,700	6.98	1,270	97%

Total Yanacocha, Peru (23)		15,300	0.79	390	108,300	0.98	3,420	123,600	0.96	3,810	76%
Merian, Suriname	75%	35,600	1.51	1,720	57,500	1.09	2,010	93,100	1.25	3,730	93%

TOTAL SOUTH AMERICA		50,900	1.29	2,110	165,800	1.02	5,430	216,700	1.08	7,540	82%

Australia
Boddington Open Pit	100%	240,400	0.71	5,520	240,300	0.71	5,470	480,700	0.71	10,990	83%
Boddington Stockpiles (6)	100%	6,900	0.67	150	86,100	0.44	1,210	93,000	0.45	1,360	77%

Total Boddington, Western Australia		247,300	0.71	5,670	326,400	0.64	6,680	573,700	0.67	12,350	83%
Tanami, Northern Territory	100%	10,200	5.46	1,780	16,400	5.54	2,910	26,600	5.51	4,690	97%
Kalgoorlie Open Pit and Underground	50%	4,100	2.03	270	24,900	2.14	1,720	29,000	2.13	1,990	83%
Kalgoorlie Stockpiles (6)	50%	16,700	1.04	560	50,600	0.68	1,100	67,300	0.77	1,660	74%

Total Kalgoorlie, Western Australia		20,800	1.23	830	75,500	1.16	2,820	96,300	1.18	3,650	79%

TOTAL AUSTRALIA		278,300	0.92	8,280	418,300	0.92	12,410	696,600	0.92	20,690	84%

Attributable Proven, Probable and Combined Gold Reserves (1), Metric Units
December 31, 2018
		Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Newmont	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Tonnage (2)	Grade	Gold (3)	Metallurgical
Deposits/Districts	Share	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	(x1000 tonnes)	(g/tonne)	(x1000 ozs)	Recovery
Africa
Ahafo South Open Pits	100%	15,900	2.40	1,230	48,700	1.83	2,870	64,600	1.97	4,100	91%
Ahafo Underground	100%	—		—	7,500	4.74	1,150	7,500	4.74	1,150	94%
Ahafo Stockpiles (6)	100%	38,000	0.92	1,130	—		—	38,000	0.92	1,130	87%

Total Ahafo South, Ghana		53,900	1.36	2,360	56,200	2.22	4,020	110,100	1.80	6,380	91%
Ahafo North, Ghana	100%	—		—	43,500	2.39	3,350	43,500	2.39	3,350	91%
Akyem Open Pit	100%	8,200	1.69	450	26,000	1.69	1,410	34,200	1.69	1,860	90%
Akyem Stockpiles (6)	100%	12,900	0.90	380	—		—	12,900	0.90	380	89%

Total Akyem, Ghana		21,100	1.21	830	26,000	1.69	1,410	47,100	1.47	2,240	89%

TOTAL AFRICA		75,000	1.32	3,190	125,700	2.17	8,780	200,700	1.85	11,970	91%

TOTAL NEWMONT WORLDWIDE		563,000	1.18	21,340	1,154,100	1.19	44,100	1,717,100	1.19	65,440	83%

See Footnotes under Gold Reserves U.S. units table. Note that cut off grades in such footnotes are represented in U.S. units

Newmont Mineral Resources

As of December 31, 2018

	Attributable Gold Mineral Resources (1)(2) - December 31, 2018, U.S. Units
		Measured Resource			Indicated Resource			Measured and Indicated Resource (3)			Inferred Resource
	Newmont	Tonnage	Grade	Gold	Tonnage	Grade	Gold	Tonnage	Grade	Gold	Tonnage	Grade	Gold
Deposits/Districts	Share	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)	(x1000 tons)	(oz/ton)	(x1000 ozs)
North America
Carlin Trend Open Pit	100%	1,100	0.084	90	110,400	0.037	4,090	111,500	0.038	4,180	10,500	0.029	310
Carlin Trend Underground	100%	1,000	0.214	220	2,600	0.162	440	3,600	0.176	660	2,600	0.279	740

Total Carlin, Nevada		2,100	0.148	310	113,000	0.040	4,530	115,100	0.042	4,840	13,100	0.080	1,050
Phoenix	100%	7,000	0.015	100	106,700	0.014	1,530	113,700	0.014	1,630	16,100	0.019	300
Buffalo Valley	70%	—	0.000	—	15,500	0.019	290	15,500	0.019	290	400	0.011	—

Total Phoenix, Nevada		7,000	0.015	100	122,200	0.015	1,820	129,200	0.015	1,920	16,500	0.018	300
Twin Creeks	100%	1,900	0.083	150	34,600	0.062	2,150	36,500	0.063	2,300	14,200	0.050	710
Twin Creeks Stockpiles (4)	100%	9,000	0.059	530	—	0.000	—	9,000	0.059	530	—	0.000	—
Sandman	100%	—	0.000	—	1,300	0.036	50	1,300	0.036	50	1,100	0.054	60
Turquoise Ridge (5)	25%	1,100	0.225	240	900	0.240	210	2,000	0.231	450	700	0.348	240

Total Twin Creeks, Nevada		12,000	0.077	920	36,800	0.065	2,410	48,800	0.068	3,330	16,000	0.063	1,010
Long Canyon, Nevada	100%	600	0.112	60	15,400	0.102	1,570	16,000	0.103	1,630	6,200	0.057	350
CC&V, Colorado	100%	46,900	0.016	750	30,900	0.014	450	77,800	0.015	1,200	17,300	0.013	200
Galore Creek, Canada (6)	50%	141,500	0.011	1,510	466,800	0.007	3,120	608,300	0.008	4,630	109,200	0.006	670

TOTAL NORTH AMERICA		210,100	0.017	3,650	785,100	0.018	13,900	995,200	0.018	17,550	178,300	0.020	3,580

South America
Conga, Peru	51.35%	—	0.000	—	392,700	0.019	7,490	392,700	0.019	7,490	130,500	0.011	1,480
Yanacocha	51.35%	6,200	0.015	90	36,500	0.011	410	42,700	0.012	500	100,200	0.025	2,480
Yanacocha Underground	51.35%	—	0.000	—	2,500	0.161	390	2,500	0.161	390	4,500	0.103	460

Total Yanacocha, Peru		6,200	0.015	90	39,000	0.021	800	45,200	0.020	890	104,700	0.028	2,940
Merian, Suriname	75%	3,900	0.028	110	33,500	0.034	1,130	37,400	0.033	1,240	47,600	0.036	1,730

TOTAL SOUTH AMERICA		10,100	0.019	200	465,200	0.020	9,420	475,300	0.020	9,620	282,800	0.022	6,150

Australia
Boddington, Western Australia	100%	104,900	0.016	1,680	279,700	0.016	4,510	384,600	0.016	6,190	5,700	0.014	80
Tanami, Northern Territory	100%	400	0.092	40	8,900	0.099	870	9,300	0.099	910	11,200	0.123	1,370
Kalgoorlie, Western Australia	50%	5,900	0.042	240	27,900	0.044	1,240	33,800	0.044	1,480	10,300	0.068	700

TOTAL AUSTRALIA		111,200	0.018	1,960	316,500	0.021	6,620	427,700	0.020	8,580	27,200	0.079	2,150

Africa
Ahafo South	100%	1,600	0.017	30	28,100	0.035	990	29,700	0.034	1,020	10,600	0.045	480
Ahafo Underground	100%	—	0.000	—	11,000	0.140	1,530	11,000	0.140	1,530	13,400	0.130	1,740

Total Ahafo South, Ghana		1,600	0.017	30	39,100	0.064	2,520	40,700	0.063	2,550	24,000	0.093	2,220
Ahafo North Open Pits, Ghana	100%	—	0.000	—	10,800	0.048	520	10,800	0.048	520	8,300	0.052	440
Akyem Open Pits	100%	600	0.023	10	1,700	0.013	20	2,300	0.016	30	—	0.000	—
Akyem Underground	100%	—	0.000	—	4,100	0.134	540	4,100	0.134	540	8,700	0.120	1,050

Akyem, Ghana		600	0.023	10	5,800	0.097	560	6,400	0.089	570	8,700	0.121	1,050

TOTAL AFRICA		2,200	0.019	40	55,700	0.065	3,600	57,900	0.063	3,640	41,000	0.090	3,710

TOTAL NEWMONT WORLDWIDE		333,600	0.018	5,850	1,622,500	0.021	33,540	1,956,100	0.020	39,390	529,300	0.030	15,590

Newmont December 31, 2018 Mineral Resources Reporting Notes:

(1)

Resources are reported exclusive of reserves. Resources reported are substantially similar to what would be reported using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Mineral Resources estimate for Newmont was prepared under the supervision of Donald Doe, P. Eng., B. Sc., SME (RM 4044636), Group Executive, Reserves of Newmont. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(2)

Resources are calculated at a gold price of US$1,400 or A$1,750 per ounce for 2018 and 2017. Tonnage amounts have been rounded to the nearest 100,000. Ounces may not recalculate as they have been rounded to the nearest 10,000.

(3)

Stockpiles are comprised primarily of mineralized material that has been set aside during mining activities. Stockpiles can increase or decrease depending on changes in metal prices and other mining and processing cost and recovery factors. Stockpile reserves are reported separately where tonnage exceeds 100,000 and is greater than 5% of the total site-reported resources.

(4)	Resource estimates provided by Barrick, the operator of the Turquoise Ridge Joint Venture.
(5)	Resource estimates provided by Teck Resources, the operator of Galore Creek.

Attributable Gold Mineral Resources (1)(2)—December 31, 2018, Metric Units
		Measured Resource			Indicated Resource			Measured and Indicated Resource (3)			Inferred Resource
	Newmont	Tonnage	Grade	Gold	Tonnage	Grade	Gold	Tonnage	Grade	Gold	Tonnage	Grade	Gold
Deposits/Districts	Share	(x1000 tonnes)	(g/ tonne)	(x1000 ozs)	(x1000 tonnes)	(g/ tonne)	(x1000 ozs)	(x1000 tonnes)	(g/ tonne)	(x1000 ozs)	(x1000 tonnes)	(g/ tonne)	(x1000 ozs)
North America
Carlin Trend Open Pit	100%	1,000	2.88	90	100,100	1.27	4,090	101,100	1.29	4,180	9,600	1.01	310
Carlin Trend Underground	100%	900	7.35	220	2,400	5.54	440	3,300	6.04	660	2,300	9.55	740

Total Carlin, Nevada		1,900	5.07	310	102,500	1.37	4,530	104,400	1.44	4,840	11,900	2.74	1,050
Phoenix	100%	6,400	0.51	100	96,800	0.49	1,530	103,200	0.49	1,630	14,500	0.64	300
Buffalo Valley	70%	—	0.00	—	14,100	0.65	290	14,100	0.65	290	400	0.38	—

Total Phoenix, Nevada		6,400	0.51	100	110,900	0.51	1,820	117,300	0.51	1,920	14,900	0.63	300
Twin Creeks	100%	1,700	2.84	150	31,300	2.13	2,150	33,000	2.17	2,300	12,900	1.72	710
Twin Creeks Stockpiles (4)	100%	8,200	2.03	530	—	0.00	—	8,200	2.03	530	—	0.00	—
Sandman	100%	—	0.00	—	1,200	1.23	50	1,200	1.23	50	1,100	1.85	60
Turquoise Ridge (5)	25%	1,000	7.70	240	800	8.22	210	1,800	7.93	450	600	11.92	240

Total Twin Creeks, Nevada		10,900	2.63	920	33,300	2.25	2,410	44,200	2.34	3,330	14,600	2.15	1,010
Long Canyon, Nevada	100%	500	3.84	60	14,000	3.50	1,570	14,500	3.52	1,630	5,600	1.94	350
CC&V, Colorado	100%	42,700	0.54	750	28,100	0.49	450	70,800	0.52	1,200	15,800	0.43	200
Galore Creek, Canada (6)	50%	128,400	0.36	1,510	423,400	0.23	3,120	551,800	0.26	4,630	99,100	0.21	670

TOTAL NORTH AMERICA		190,800	0.60	3,650	712,200	0.61	13,900	903,000	0.61	17,550	161,900	0.69	3,580

South America
Conga, Peru	51.35%	—	0.00	—	356,300	0.65	7,490	356,300	0.65	7,490	118,400	0.39	1,480
Yanacocha	51.35%	5,600	0.50	90	33,100	0.39	410	38,700	0.40	500	90,900	0.85	2,480
Yanacocha Underground	51.35%	—	0.00	—	2,200	5.53	390	2,200	5.53	390	4,100	3.54	460
Total Yanacocha, Peru		5,600	0.50	90	35,300	0.70	800	40,900	0.68	890	95,000	0.96	2,940
Merian, Suriname	75%	3,500	0.96	110	30,300	1.15	1,130	33,800	1.13	1,240	43,300	1.24	1,730

TOTAL SOUTH AMERICA		9,100	0.65	200	421,900	0.70	9,420	431,000	0.69	9,620	256,700	0.74	6,150

Australia
Boddington, Western Australia	100%	95,200	0.55	1,680	253,800	0.55	4,510	349,000	0.55	6,190	5,100	0.49	80
Tanami, Northern Territory	100%	400	3.15	40	8,000	3.40	870	8,400	3.39	910	10,200	4.22	1,370
Kalgoorlie, Western Australia	50%	5,300	1.42	240	25,500	1.51	1,240	30,800	1.49	1,480	9,400	2.33	700

TOTAL AUSTRALIA		100,900	0.61	1,960	287,300	0.72	6,620	388,200	0.69	8,580	24,700	2.72	2,150

Africa
Ahafo South	100%	1,400	0.59	30	25,400	1.21	990	26,800	1.18	1,020	9,600	1.54	480
Ahafo Underground	100%	—	0.00	—	9,900	4.80	1,530	9,900	4.80	1,530	12,200	4.47	1,740

Total Ahafo South, Ghana		1,400	0.59	30	35,300	2.22	2,520	36,700	2.16	2,550	21,800	3.17	2,220
Ahafo North Open Pits, Ghana	100%	—	0.00	—	9,900	1.65	520	9,900	1.65	520	7,500	1.79	440
Akyem Open Pits	100%	600	0.77	10	1,500	0.44	20	2,100	0.53	30	—	0.00	—
Akyem Underground	100%	—	0.00	—	3,700	4.59	540	3,700	4.59	540	7,900	4.11	1,050

Akyem, Ghana		600	0.77	10	5,200	3.35	560	5,800	3.06	570	7,900	4.13	1,050

TOTAL AFRICA		2,000	0.64	40	50,400	2.22	3,600	52,400	2.16	3,640	37,200	3.09	3,710

TOTAL NEWMONT WORLDWIDE		302,800	0.60	5,850	1,471,800	0.71	33,540	1,774,600	0.69	39,390	480,500	1.01	15,590

See footnotes in Gold Resources U.S. units table.

Goldcorp Mineral Reserves

As of June 30, 2018

		PROVEN			PROBABLE				PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage		Grade	Contained	Tonnage		Grade	Contained
Gold		mt	g/t	m oz		mt	g/t	m oz		mt	g/t	m oz
Alumbrera	37.5%	29.63	0.40	0.38		1.31	0.38	0.02		30.94	0.39	0.39
Cerro Casale	50.0%	114.85	0.65	2.39		483.95	0.59	9.23		598.80	0.60	11.62
Cerro Negro	100.0%	3.68	8.11	0.96		14.15	8.92	4.06		17.83	8.75	5.02
Coffee	100.0%	11.68	1.47	0.55		25.23	1.37	1.11		36.91	1.40	1.67
Éléonore	100.0%	3.65	5.97	0.70		14.14	5.61	2.55		17.78	5.69	3.25
Musselwhite	100.0%	3.59	6.57	0.76		7.31	6.46	1.52		10.91	6.49	2.28
NuevaUnión	50.0%	166.80	0.55	2.96		121.58	0.38	1.50		288.37	0.48	4.46
Peñasquito	100.0%	376.43	0.58	6.97		143.99	0.46	2.15		520.41	0.55	9.12
Porcupine	100.0%	13.42	1.64	0.71		216.71	1.07	7.42		230.13	1.10	8.13
Pueblo Viejo	40.0%	41.42	2.67	3.56		12.81	3.06	1.26		54.24	2.76	4.82
Red Lake	100.0%	1.53	10.24	0.50		7.66	6.30	1.55		9.19	6.95	2.05
Totals		766.67	0.83	20.44		1,048.85	0.96	32.37		1,815.52	0.90	52.81

Silver		mt	g/t	m oz		mt	g/t	m oz		mt	g/t	m oz
Cerro Casale	50.0%	114.85	1.91	7.04		483.95	1.43	22.30		598.80	1.52	29.34
Cerro Negro	100.0%	3.68	63.43	7.51		14.15	60.88	27.69		17.83	61.40	35.20
Peñasquito	100.0%	376.43	34.56	418.32		143.99	23.60	109.26		520.41	31.53	527.58
Pueblo Viejo	40.0%	41.42	17.97	23.94		12.81	15.55	6.41		54.24	17.40	30.35
Totals		536.39	26.49	456.81		654.90	7.87	165.66		1,191.28	16.25	622.48

Copper		mt	%	m lbs		mt	%	m lbs		mt	%	m lbs
Alumbrera	37.5%	29.63	0.38	245.04		1.31	0.29	8.27		30.94	0.37	253.31
Cerro Casale	50.0%	114.85	0.19	480.87		483.95	0.23	2,408.87		598.80	0.22	2,889.73
NuevaUnión	50.0%	442.92	0.43	4,212.42		571.49	0.38	4,755.93		1,014.41	0.40	8,968.35
Pueblo Viejo	40.0%	41.42	0.10	88.18		12.81	0.10	28.31		54.24	0.10	116.49
Totals		628.82	0.36	5,026.51		1,069.57	0.31	7,201.37		1,698.38	0.33	12,227.88

Lead		mt	%	m lbs		mt	%	m lbs		mt	%	m lbs
Peñasquito	100.0%	372.77	0.34	2,803.62		143.55	0.26	809.58		516.32	0.32	3,613.20
Totals		372.77	0.34	2,803.62		143.55	0.26	809.58		516.32	0.32	3,613.20

Zinc		mt	%	m lbs		mt	%	m lbs		mt	%	m lbs
Peñasquito	100.0%	372.77	0.77	6,314.23		143.55	0.53	1,680.30		516.32	0.70	7,994.53
Totals		372.77	0.77	6,314.23		143.55	0.53	1,680.30		516.32	0.70	7,994.53

Molybdenum		mt	%	m lbs		mt	%	m lbs		mt	%	m lbs
NuevaUnión	50.0%	276.12	0.014	86.10		449.92	0.017	171.87		726.03	0.016	257.98
Totals		276.12	0.014	86.10		449.92	0.017	171.87		726.03	0.016	257.98

* Numbers may not add up due to rounding.

Goldcorp Mineral Resources

As of June 30, 2018

		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Alumbrera	37.5%	9.38	0.39	0.12	1.13	0.37	0.01	10.50	0.39	0.13	0.34	0.31	0.00
Caspiche	50.0%	310.05	0.57	5.65	391.75	0.47	5.97	701.80	0.51	11.62	99.05	0.29	0.92
Cerro Casale	50.0%	11.48	0.30	0.11	136.85	0.36	1.57	148.32	0.35	1.69	247.72	0.38	3.00
Cerro Negro	100.0%	1.12	4.53	0.16	6.34	5.35	1.09	7.46	5.23	1.25	1.13	4.63	0.17
Coffee	100.0%	1.81	1.22	0.07	22.24	0.94	0.67	24.05	0.96	0.74	34.45	0.84	0.94
Éléonore	100.0%	0.79	6.15	0.16	2.39	4.67	0.36	3.17	5.03	0.51	3.19	5.76	0.59
Musselwhite	100.0%	0.29	5.48	0.05	1.90	4.55	0.28	2.20	4.67	0.33	5.17	5.19	0.86
Noche Buena	50.0%	—	—	—	27.50	0.37	0.33	27.50	0.37	0.33	2.47	0.22	0.02
NuevaUnión	50.0%	0.19	0.47	0.00	26.42	0.85	0.72	26.62	0.85	0.72	188.52	0.55	3.34
Peñasquito	100.0%	94.03	0.25	0.76	104.77	0.24	0.81	198.80	0.25	1.57	14.88	0.30	0.14
Porcupine	100.0%	32.70	1.23	1.30	229.90	0.96	7.11	262.60	1.00	8.41	113.03	1.03	3.74
Pueblo Viejo	40.0%	5.18	2.39	0.40	62.61	2.47	4.97	67.79	2.46	5.37	18.42	2.43	1.44
Red Lake	100.0%	1.52	18.15	0.89	3.78	13.50	1.64	5.30	14.83	2.53	4.93	15.10	2.39
Totals		468.54	0.64	9.67	1,017.57	0.78	25.53	1,486.11	0.74	35.20	733.31	0.74	17.54

Silver		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Caspiche	50.0%	310.05	1.20	11.98	391.75	1.20	15.15	701.80	1.20	27.12	99.05	0.91	2.91
Cerro Casale	50.0%	11.48	1.19	0.44	136.85	1.06	4.66	148.32	1.07	5.10	247.72	1.04	8.25
Cerro Negro	100.0%	1.12	41.33	1.49	6.34	36.01	7.34	7.46	36.81	8.83	1.13	25.04	0.91
Noche Buena	50.0%	—	—	—	27.50	12.35	10.92	27.50	12.35	10.92	2.47	8.08	0.64
Peñasquito	100.0%	94.03	28.33	85.65	104.77	22.76	76.67	198.80	25.40	162.31	14.88	13.47	6.44
Pueblo Viejo	40.0%	5.18	14.25	2.37	62.61	13.61	27.40	67.79	13.66	29.77	18.42	10.81	6.40
Totals		421.86	7.52	101.93	729.81	6.06	142.13	1,151.67	6.59	244.05	383.67	2.07	25.56

Copper		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Alumbrera	37.5%	9.38	0.40	81.68	1.13	0.40	9.84	10.50	0.40	91.52	0.34	0.21	1.56
Caspiche	50.0%	277.10	0.23	1,405.07	363.95	0.18	1,444.27	641.05	0.20	2,849.34	97.80	0.12	258.73
Cerro Casale	50.0%	11.48	0.13	33.40	136.85	0.16	495.87	148.32	0.16	529.27	247.72	0.19	1,046.80
NuevaUnión	50.0%	66.41	0.24	344.34	191.03	0.36	1,513.28	257.44	0.33	1,857.62	483.44	0.42	4,513.52
Pueblo Viejo	40.0%	5.18	0.07	7.68	62.61	0.08	111.73	67.79	0.08	119.41	18.42	0.09	34.88
Totals		369.55	0.23	1,872.17	755.56	0.21	3,574.99	1,125.10	0.22	5,447.16	847.72	0.31	5,855.49

Lead		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	89.88	0.29	579.65	95.86	0.29	609.99	185.74	0.29	1,189.63	14.87	0.17	54.13
Totals		89.88	0.29	579.65	95.86	0.29	609.99	185.74	0.29	1,189.63	14.87	0.17	54.13

Zinc		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	89.88	0.59	1,161.20	95.86	0.49	1,044.22	185.74	0.54	2,205.42	14.87	0.63	206.63
Totals		89.88	0.59	1,161.20	95.86	0.49	1,044.22	185.74	0.54	2,205.42	14.87	0.63	206.63

Molybdenum		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
NuevaUnión	50.0%	66.22	0.007	10.43	164.60	0.011	38.27	230.82	0.010	48.69	294.92	0.013	83.97
Totals		66.22	0.007	10.43	164.60	0.011	38.27	230.82	0.010	48.69	294.92	0.013	83.97

* Numbers may not add up due to rounding.

Goldcorp June 30, 2018 Mineral Reserve and Mineral Resource Reporting Notes:

(1)

All Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards, and in the case of the Alumbrera mine, the Ore Reserves have been estimated in accordance with the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. Except for properties or projects listed in note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this Circular have been reviewed and approved by Patrick Garretson, SME Registered Member, Director, Resources and Reserves, Goldcorp, who is a qualified person as defined under NI 43-101.

(2)	All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(4)	Mineral Reserves and Mineral Resources are reported effective June 30, 2018, with the following conditions or exceptions:

(i)	Mineral Reserves and Mineral Resources for Pueblo Viejo are as per information set forth in the Pueblo Viejo Report, which is available under Goldcorp’s profile on SEDAR at www.sedar.com.

(ii)

Mineral Reserves and Mineral Resources for the Cerro Casale Project are as per public information provided by Barrick Gold Corporation in its 2017-year end report and fourth quarter results report dated February 15, 2018 but have been adjusted to reflect Goldcorp’s 50% ownership in the Norte Abierto joint venture, have an effective date of December 31, 2017 and were estimated under the supervision of Rick Sims, Vice President, Resources and Reserves, of Barrick Gold Corporation, Steven Haggarty, Senior Director, Metallurgy, of Barrick Goldcorp Corporation and Patrick Garretson, formerly Senior Director, Life of Mine Planning, of Barrick Gold Corporation.

(iii)

Mineral Resources for the Caspiche Project are as per public information provided by Exeter Resource Corporation in its 2016 Annual Information Form dated March 24, 2017 but have been adjusted to reflect Goldcorp’s 50% ownership in the Norte Abierto joint venture. The Mineral Resource Estimate for the Caspiche Project with an effective date of April 11, 2012 was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd.

(iv)

Mineral Reserves and Mineral Resources for Alumbrera are as per public information provided by Glencore plc in its 2017 year end Resources and Reserves Report with an effective date of December 31, 2017 and have been prepared under the supervision of Flavio Montini who is an employee of Glencore plc.

(5)

Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $18.00 per ounce of silver, $2.75 per pound of copper, $0.95 per pound of lead, and $1.15 per pound of zinc, unless otherwise noted below:

(i)	Pueblo Viejo and Cerro Casale	Gold - US$1,200/oz; Silver - US$16.50/oz; Copper - US$2.75/lb
(ii)	Alumbrera	Gold - US$1,250/oz; Copper - US$2.91/lb
(iii)	NuevaUnión	Gold - US$1,250/oz; Copper - US$3.00/lb; Molybdenum - US$7.50/lb

(6)

Mineral Resources are estimated using US$ commodity prices of $1,400 per ounce of gold, $20 per ounce of silver, $3.00 per pound of copper, $1.05 per pound of lead, and $1.25 per pound of zinc, unless otherwise noted below:

(i)	Pueblo Viejo and Cerro Casale	Gold - US$1,500/oz; Silver - US$20.50/oz; Copper - US$3.50/lb
(ii)	Alumbrera	Gold - US$1,250/oz; Silver - US$15.00/oz; Copper - US$2.75/lb
(iii)	NuevaUnión	Gold - US$1,250/oz; Copper - US$3.00/lb; Molybdenum - US$7.50/lb
(iv)	Alumbrera	Gold - US$1,250/oz; Copper - US$2.91/lb

(7)	For additional information see the Red Lake Report, the Éléonore Report, the Peñasquito Report, the Cerro Negro Report and the Pueblo Viejo Report.

SCHEDULE M – NEWMONT GOLDCORP ADDITIONAL MINERAL PROPERTY DISCLOSURE

Material Properties

Set out below is where you can find additional information on Newmont’s Ahafo South (Ghana), Boddington (Western Australia), Carlin (Nevada), Merian (Suriname) and Tanami (Northern Territory) properties . These properties will be material to Newmont Goldcorp after giving effect to the Arrangement. Information regarding properties that are currently material to Goldcorp and that will be material to Newmont Goldcorp after giving effect to the Arrangement, being the Peñasquito gold-silver-lead-zinc mine and Cerro Negro gold-silver mine, are contained in the section entitled “Peñasquito Technical Report” in Goldcorp’s final short form base shelf prospectus filed on August 16, 2018 and the section entitled “Cerro Negro Mine, Argentina” in the Goldcorp AIF, respectively, which are incorporated by reference herein.

Ahafo South Operations, the Republic of Ghana

The Ahafo South Operations are located in the Republic of Ghana. Reference is made to the technical report entitled “Ahafo South Operations, Republic of Ghana” (the “Ahafo Report”) dated effective December 31, 2018 prepared by Mr. Donald Doe, RM SME, who is a Qualified Person under NI 43-101.

A copy of the Ahafo Report can be found under Newmont’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Ahafo South Gold Operations.

Boddington Operations, Western Australia, Australia

The Boddington Operations are located in Western Australia, Australia. Reference is made to the technical report entitled “Boddington Operations , Western Australia, Australia” (the “Boddington Report”) dated effective December 31, 2018 prepared by Mr. Donald Doe, RM SME, who is a Qualified Person under NI 43-101.

A copy of the Boddington Report can be found under Newmont’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Boddington Operations.

Carlin Operations, Nevada, USA

The Carlin Operations are located in Nevada, USA. Reference is made to the technical report entitled “Carlin Operations, Nevada, USA” (the “Carlin Report”) dated effective December 31, 2018 prepared by Mr. Donald Doe, RM SME, who is a Qualified Person under NI 43-101.

A copy of the Carlin Report can be found under Newmont’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Carlin Operations.

Merian Operations, the Republic of Suriname

The Merian Operations are located in the Republic of Suriname. Reference is made to the technical report entitled “Merian Operations, Republic of Suriname” (the “Merian Report”) dated effective December 31, 2018 prepared by Mr. Donald Doe, RM SME, who is a Qualified Person under NI 43-101.

A copy of the Merian Report can be found under Newmont’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Merian Gold Operations.

Tanami Operations, Northern Territory, Australia

The Tanami Operations are located in the Northern Territory, Australia. Reference is made to the technical report entitled “Tanami Operations, Northern Territory, Australia” (the “Tanami Report”) dated effective December 31, 2018 prepared by Mr. Donald Doe, RM SME, who is a Qualified Person under NI 43-101.

A copy of the Tanami Report can be found under Newmont’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Tanami Operations.

M-1

SCHEDULE N – UNAUDITED PRO FORMA FINANCIAL INFORMATION

Newmont Mining Corporation and Goldcorp Inc. Unaudited Pro Forma Condensed Combined Financial Information

On January 14, 2019, Newmont Mining Corporation (“Newmont” or the “Company”) and Goldcorp Inc. (“Goldcorp”) agreed to a strategic business combination transaction whereby Newmont will acquire all of the issued and outstanding common shares of Goldcorp (the “arrangement”) and Goldcorp will become a wholly-owned subsidiary of Newmont. Upon completion of the arrangement, Goldcorp shareholders will receive 0.3280 of a share of Newmont common stock, par value $1.60 per share (“Newmont common stock”) and $0.02 in cash for each Goldcorp common share they own (collectively, the “consideration”) pursuant to an arrangement agreement (the “arrangement agreement”) entered into by Newmont and Goldcorp. The arrangement is subject to customary conditions, regulatory approval, and Newmont and Goldcorp shareholder approval. As of the date of this Circular, the arrangement is expected to close in the second quarter of 2019. Upon closing, the combined company will be called Newmont Goldcorp Corporation. For further information on the arrangement, see the section entitled “The Arrangement” beginning on page 70.

The following unaudited pro forma condensed combined financial information (“unaudited pro forma financial information”) has been prepared based on the historical audited consolidated financial statements of Newmont and Goldcorp, and is intended to provide you with information about how the arrangement might have affected Newmont’s historical financial statements. The unaudited pro forma condensed combined statement of operations (“unaudited pro forma statement of operations”) for the year ended December 31, 2018, combines the historical audited consolidated statement of operations of Newmont for the corresponding period, with the respective historical audited consolidated statement of earnings of Goldcorp, as derived from audited consolidated financial statements as indicated below, as if the arrangement had occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet (“unaudited pro forma balance sheet”) as of December 31, 2018, combines the historical audited consolidated balance sheet of Newmont, and the historical audited consolidated balance sheet of Goldcorp as of December 31, 2018, derived from audited consolidated financial statements as indicated below, as if the arrangement had occurred on December 31, 2018.

The unaudited pro forma financial information have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial information;

•	the historical audited consolidated financial statements of Newmont for the year ended December 31, 2018, included in Newmont’s Annual Report on Form 10-K, filed with the SEC on February 21, 2019;

•

the historical audited consolidated financial statements of Goldcorp for the year ended December 31, 2018, as filed in Goldcorp’s Current Report on Form 6-K, furnished to the SEC on February 14, 2019; and

•

other information relating to Newmont and Goldcorp contained in or incorporated by reference into this Circular. See Schedule “J” beginning on page J-1 for information concerning Goldcorp and Schedule “K” beginning on page K-1 for information concerning Newmont.

The unaudited pro forma financial information is presented using the acquisition method of accounting, with Newmont as the acquirer of Goldcorp. Under the acquisition method of accounting, the purchase price is allocated to the underlying Goldcorp tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma combined financial information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC and is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the arrangement occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The pro forma financial information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the arrangement, which are described in the section entitled “The Arrangement—Reasons for the Recommendations of the Goldcorp Special Committee and Goldcorp Board” beginning on page 77 of this Circular, and, accordingly, do not attempt to predict or suggest future results.

Certain differences arise in the preparation of the unaudited pro forma combined financial information under National Instrument 51-102 Continuous Disclosure Obligations. The impact has been disclosed in Notes 4(d) and (j).

Newmont Mining Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

	Historical	Reclassified Historical	IFRS to U.S. GAAP	(Note)	Purchase Accounting and Other Pro Forma	(Note)	Pro	(Note)
in millions (USD), except per share	Newmont	Goldcorp (Note 2)	Adjustments (Note 3)		Adjustments (Note 4)		Forma Combined
Sales	$ 7,253	$ 3,032	$ (53)	3(i)(j)	$ 82	4(e)	$ 10,314

Costs and expenses:
Costs applicable to sales	4,093	1,769	(49)	3(b)(i)	-		5,813
Depreciation and amortization	1,215	983	140	3(c)(j)	(300)	4(b)	2,038
Reclamation and remediation	163	47	-		7	4(c)	217
Exploration	197	43	-		-		240
Advanced projects, research and development	153	43	-		-		196
General and administrative	244	131	-		-		375
Impairment of long-lived assets	369	4,727	(787)	3(a)	-		4,309
Other expense, net	29	-	-		-		29

	6,463	7,743	(696)		(293)		13,217

Other income (expense):
Other income, net	155	(10)	(106)	3(g)	-		39
Interest expense, net of capitalized interest	(207)	(123)	-		35	4(a)(f)	(295)

	(52)	(133)	(106)		35		(256)

Income (loss) before income and mining tax and other items	738	(4,844)	537		410		(3,159)
Income and mining tax benefit (expense)	(386)	612	145	3(a)(b)(c)(f)	(140)	4(g)	231
Equity income (loss) of affiliates	(33)	83	(10)	3(b)	12	4(b)	52

Net income (loss) from continuing operations	319	(4,149)	672		282		(2,876)

Net loss (income) from continuing operations attributable to noncontrolling interests	(39)	-	-		-		(39)

Net income (loss) from continuing operations attributable to Newmont stockholders	$280	$(4,149)	$672		$282		$(2,915)

Basic earnings per common share attributable to Newmont stockholders	$ 0.53						$ (3.57)	4(j)
Diluted earnings per common share attributable to Newmont stockholders	$ 0.53						$ (3.57)	4(j)

Newmont Mining Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2018

in millions (USD)	Historical	Reclassified Historical	IFRS to U.S. GAAP Adjustments (Note 3)	(Note)	Purchase Accounting and other Pro Forma Adjustments (Note 4)	(Note)	Pro Forma Combined
	Newmont	Goldcorp (Note 2)
ASSETS
Cash and cash equivalents	$3,397	$134	$-		$(897)	4(a)	$2,634
Trade receivables	254	91	-		-		345
Other accounts receivables	92	-	-		-		92
Investments	48	38	-		-		86
Inventories	630	423	-		-		1,053
Stockpiles and ore on leach pads	697	68	-		-		765
Other current assets	159	303	-		-		462

Current assets	5,277	1,057	-		(897)		5,437
Property, plant and mine development, net	12,258	12,910	1,098	3(a)(b)(c) (e)(f)(h)(j)	(2,518)	4(b)	23,748
Investments	271	2,822	636	3(b)(e)(h)	(149)	4(b)	3,580
Goodwill	-	-	-		1,254	4(i)	1,254
Stockpiles and ore on leach pads	1,866	-	-		-		1,866
Deferred income tax assets	401	22	477	3(f)	(242)	4(g)	658
Other non-current assets	642	156	(83)	3(e)	-		715

Total assets	$20,715	$16,967	$2,128		$(2,552)		$37,258

LIABILITIES
Debt	$626	$400	$-		$(400)	4(a)	$626
Accounts payable	303	275	(5)	3(e)	-		573
Employee-related benefits	305	93	-		-		398
Income and mining taxes payable	71	113	-		-		184
Lease and other financing obligations	27	7	-		-		34
Other current liabilities	455	321	-		210	4(c)(d)(e)	986

Current liabilities	1,787	1,209	(5)		(190)		2,801
Debt	3,418	2,467	-		(473)	4(a)(f)	5,412
Reclamation and remediation liabilities	2,481	581	(2)	3(d)(e)	12	4(c)	3,072
Deferred income tax liabilities	612	2,289	(517)	3(f)	47	4(e)(g)	2,431
Employee-related benefits	401	16	-		-		417
Lease and other financing obligations	190	230	-		43	4(f)	463
Other non-current liabilities	314	300	785	3(j)	381	4(c)(e)	1,780

Total liabilities	9,203	7,092	261		(180)		16,376

Contingently redeemable noncontrolling interest	47	-	-		-		47

EQUITY
Common stock - $1.60 par value	855	-	-		455	4(h)	1,310
Authorized - 1,280 million shares	-	-	-		-		-
Outstanding shares - 820 million shares	-	-	-		-		-
Treasury stock - 2 million shares	(70)	-	-		-		(70)
Additional paid-in capital	9,618	18,248	-		(9,223)	4(h)	18,643
Accumulated other comprehensive income (loss)	(284)	(128)	247	3(g)(k)	(119)	4(h)	(284)
Retained earnings	383	(8,245)	1,620		6,515	4(h)	273

Stockholders’ equity	10,502	9,875	1,867		(2,372)		19,872
Noncontrolling interests	963	-	-		-		963

Total equity	11,465	9,875	1,867		(2,372)		20,835

Total liabilities and equity	$20,715	$16,967	$2,128		$(2,552)		$37,258

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The accompanying unaudited pro forma financial information presents the unaudited pro forma statement of operations and unaudited pro forma balance sheet of Newmont based on the historical audited consolidated financial statements of Newmont and Goldcorp after giving effect to the arrangement, and pro forma adjustments as described in these notes. Pro forma adjustments are included only to the extent they are (i) directly attributable to the arrangement, (ii) factually supportable, and (iii) with respect to the statement of operations only, expected to have a continuing impact on the combined results. The unaudited pro forma statements of operations do not reflect non-recurring expenses directly attributable to the arrangement, including fees to banks, attorneys, accountants and other professional advisors, and other transaction-related costs. However, the impacts of such expenses incurred subsequent to the balance sheet date are reflected in the unaudited pro forma balance sheet as accrued liabilities. This amount does not include estimates for fees that are not readily determinable or factually supportable. The unaudited pro forma statement of operations and the unaudited pro forma balance sheet give effect to the arrangement as if it had occurred on January 1, 2018, and December 31, 2018, respectively.

The historical audited consolidated financial statements of Newmont are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are shown in U.S. dollars. The historical audited consolidated financial statements of Goldcorp are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are shown in U.S. dollars.

The arrangement will be accounted for using the acquisition method of accounting, which requires an allocation of the purchase price to the net assets acquired and liabilities assumed, based on their fair values as of the date of the arrangement. As of the date of this Circular, Newmont has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Goldcorp’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to convert Goldcorp’s historical audited financial statements prepared in accordance with IFRS to U.S. GAAP and conform Goldcorp’s accounting policies to Newmont’s accounting policies. A final determination of the fair value of Goldcorp’s assets and liabilities, including property, plant and mine development, will be based on the actual property, plant and mine development of Goldcorp that exist as of the closing date of the arrangement and, therefore, cannot be made prior to the arrangement date. In addition, the value of the consideration to be paid by Newmont upon the consummation of the arrangement will be determined based on the closing price of Newmont’s common stock on the arrangement date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. Newmont has estimated the fair value of Goldcorp’s assets and liabilities based on discussions with Goldcorp’s management, preliminary valuation studies, due diligence and information presented in Goldcorp’s filings with the SEC. Until the arrangement is completed, both companies are limited in their ability to share certain information. Upon completion of the arrangement, a final determination of fair value of Goldcorp’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and unaudited pro forma statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Purchase consideration

The total preliminary estimated purchase price of approximately $9,497 million was determined as of February 15, 2019 based on Goldcorp’s issued and outstanding common shares and equity awards outstanding under Goldcorp’s incentive compensation plans that will be exchanged or ultimately be paid out in cash on or after the closing of the arrangement. The number of shares of Newmont common stock to be issued is based on the number of Goldcorp common shares outstanding multiplied by the 0.3280 exchange ratio, adjusted for fractional shares. The aggregate purchase price for unaudited pro forma financial information purposes will be based on the actual closing price per share of Newmont common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma financial information. For purposes of the unaudited pro forma financial information, such common stock and equity awards are assumed to remain outstanding as of the closing date of the arrangement. Further, no effect has been given to any other new Goldcorp common shares or other equity awards that may be issued or granted subsequent to the date of this Circular and before the closing date of the arrangement. In all cases in which Newmont’s closing stock price is a determining factor in arriving at the final purchase consideration, the stock price assumed for the total preliminary purchase price is the closing price of Newmont’s common stock on February 15, 2019 ($33.24 per share), the most recent date practicable in the preparation of this Circular. A hypothetical 15% change in Newmont’s closing stock price as of February 15, 2019, would have an approximate $1,421 million impact on the purchase price, which would result in $1,421 additional goodwill or a $167 million reduction in fair value of tangible assets and a potential gain from bargain purchase.

(in millions, except share and per share data)	Shares	Per Share	Purchase Consideration
Stock Consideration
Shares of Newmont exchanged for Goldcorp outstanding common shares (1)	284,556,968	$33.24	$9,459
Share awards and options allocated to purchase consideration (2)			$ 21

	284,556,968		$9,480
Cash Consideration
Cash consideration payable for each Goldcorp outstanding common shares (3)	867,551,731	$0.02	$ 17

			$ 17

Total Preliminary Purchase Price			$9,497

(1)

Assumes that 285 million shares of Newmont common stock will be exchanged for 868 million shares of issued and outstanding Goldcorp common shares as of February 15, 2019. Goldcorp shareholders will receive 0.3280 of a share of Newmont common stock, par value $1.60 per share and $0.02 in cash for each share of Goldcorp common shares.

(2)

Assumes that the fair value of Goldcorp unvested share awards, which include 3.2 million restricted share units (“RSUs”), 0.9 million phantom RSUs, and 1.7 million performance share units (“PSUs”) outstanding as of February 15, 2019, will either be exchanged for Newmont replacement RSUs or become payable in cash on the vesting date (PSUs or phantom RSUs) on the basis of the Equity Award Exchange Ratio (as defined in the arrangement agreement), a portion of which is allocated to purchase consideration based on pre-combination services provided. In addition, includes $6 million towards the fair value of 4.9 million options (the “Goldcorp options”) outstanding on February 15, 2019 that will remain outstanding on their existing terms and become exercisable for Newmont common shares on the basis of the Equity Award Exchange Ratio, all of which is allocated to purchase consideration. The fair value of the Goldcorp options is valued using the “Black Scholes” valuation model using industry standard practice and certain inputs specified in the plan of arrangement.

(3)	Assumes that $17 million in total cash consideration will be paid representing $0.02 per each of the 868 million issued and outstanding Goldcorp common shares as of February 15, 2019.

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed for purposes of the unaudited pro forma financial information as if the arrangement occurred on December 31, 2018:

(in millions)
Preliminary purchase price allocation
Cash and cash equivalents	$134
Trade receivables	91
Investments	228
Equity method investments	3,119
Inventories	423
Stockpiles and ore on leach pads	68
Property, plant & mine development	11,490
Goodwill	1,254
Deferred income tax assets	257
Other assets	376

Total Assets	$17,440

Debt	$2,874
Accounts payable	270
Employee-related benefits	109
Income and mining taxes payable	204
Lease and other financing obligations	280
Reclamation and remediation liabilities	675
Deferred income tax liabilities	1,819
Other liabilities	1,712

Total liabilities	$7,943

Total Preliminary Purchase Price	$9,497

The Goodwill balance is primarily attributed to the assembled workforce, operating synergies anticipated upon the integration of the operations of Newmont and Goldcorp, and potential strategic and financial benefits that include the gold sector’s largest reserve and resource base, the benefits of additional revenue from other products such as silver, zinc, and copper, and the financial flexibility to execute capital priorities.

2.	Goldcorp Historical Financial Statements

Goldcorp historical balances were derived from Goldcorp’s historical audited consolidated financial statements as described above and are presented under IFRS and are in U.S. dollars. The historical balances reflect certain reclassifications of Goldcorp’s consolidated statement of (loss) earnings and consolidated balance sheet categories to conform to Newmont’s presentation in its consolidated statement of operations and consolidated balance sheet. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma financial information of the combined company. The reclassifications identified and presented in the unaudited pro forma financial information are based on discussions with Goldcorp’s management, due diligence and information presented in Goldcorp’s filings with the SEC. Until the arrangement is completed, both companies are limited in their ability to share certain information. As of the date of this Circular, Newmont is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

The reclassifications are summarized below:

Goldcorp Financial Statement Line	Goldcorp Historical Amount	Reclassifications	Goldcorp Historical Reclassified Amount	Newmont Financial Statement Line
(in millions)
Income Statement for the year ended December 31, 2018
Revenues	$3,032	$—	$3,032	Sales
Mine operating costs - Production costs	(1,794)	25	(1,769)	Costs applicable to sales
Mine operating costs - Depreciation and depletion	(983)	—	(983)	Depreciation and amortization
	—	(47)	(47)	Reclamation and remediation
Exploration, evaluation and project costs	(86)	43	(43)	Exploration
	—	(43)	(43)	Advanced projects, research and development
Share of net earnings related to associates and joint venture	83	—	83	Equity income (loss) of affiliates
Impairment of mining interest, net	(4,727)	—	(4,727)	Impairment of long-lived assets
Corporate administration	(131)	—	(131)	General and administrative
Finance costs	(145)	22	(123)	Interest expense, net of capitalized interest
Other (expense) income, net	(10)	—	(10)	Other income, net
Income tax recovery	612	—	612	Income and mining tax benefit

Net loss from continuing operations	$(4,149)	$—	$(4,149)

Goldcorp Financial Statement Line	Goldcorp Historical Amount	Reclassifications	Goldcorp Historical Reclassified Amount	Newmont Financial Statement Line
(in millions)
Balance Sheet as of December 31, 2018
Assets				Assets
Current: Cash and cash equivalents	$134	$—	$134	Current: Cash and cash equivalents
Current: Short-term investments	38	—	38	Current: Investments
Current: Accounts receivable	91	—	91	Current: Trade receivables
Current: Inventories	491	(68)	423	Current: Inventories
	—	68	68	Current: Stockpiles and ore on leach pads
Current: Sales and indirect taxes recoverable	228	—	228	Current: Other current assets
Current: Income taxes receivable	36	—	36	Current: Other current assets
Current: Other	39	—	39	Current: Other current assets
Mining interests - owned by subsidiaries and joint operation	12,910	—	12,910	Property, plant and mine development, net
Mining interests - Investments in associates and joint venture	2,632	—	2,632	Investments
Equity securities	190	—	190	Investments
Deferred income taxes	22	—	22	Deferred income tax assets
Other (non-current)	156	—	156	Other non-current assets

	$16,967	$—	$16,967

Goldcorp Financial Statement Line	Goldcorp Historical Amount	Reclassifications	Goldcorp Historical Reclassified Amount	Newmont Financial Statement Line
(in millions)
Liabilities				Liabilities
Current: Accounts payable and accrued liabilities	$596	$(321)	$275	Current: Accounts payable
Current: Debt	400	—	400	Current: Debt
	—	93	93	Current: Employee-related benefits
Current: Income taxes payable	113	—	113	Current: Income and mining taxes payable
	—	7	7	Current: Lease and other financing obligations
Current: Provisions and other	100	221	321	Current: Other current liabilities
Deferred income taxes	2,289	—	2,289	Deferred income tax liabilities
	—	581	581	Reclamation and remediation liabilities
Debt	2,467	—	2,467	Debt
	—	16	16	Employee-related benefits
Deferred payment obligation	163	—	163	Other non-current liabilities
Finance lease obligations	230	—	230	Lease and other financing obligations (non-current)
Provisions	619	(590)	29	Other non-current liabilities
Income taxes payable (non-current)	60	—	60	Other non-current liabilities
Other (non-current)	55	(7)	48	Other non-current liabilities

	7,092	—	7,092

Shareholders’ equity				Shareholders’ equity
Common shares, stock options and restricted share units	18,248	(18,248)	—	Common stock
	—	18,248	18,248	Additional paid-in capital
Accumulated other comprehensive loss	(128)	—	(128)	Accumulated other comprehensive loss
Deficit	(8,245)	—	(8,245)	Retained earnings

	$16,967	$—	$16,967

3.	IFRS to U.S. GAAP Adjustments

IFRS differs in certain material respects from U.S. GAAP. The following material adjustments have been made to reflect Goldcorp’s historical audited consolidated statement of earnings and consolidated balance sheet on a U.S. GAAP basis for purposes of unaudited pro forma financial information. In addition, the material adjustments have been made to align Goldcorp’s historical significant accounting policies under IFRS to Newmont’s significant accounting policies under U.S. GAAP.

(a)	Impairment of long-lived assets

Under both U.S. GAAP and IFRS, long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired. Under U.S. GAAP, the asset group is first tested for recoverability by determining if its carrying amount exceeds the expected future cash flows from the asset group on an undiscounted basis. If the asset group is determined to not be recoverable, an impairment expense is recorded for the excess of the asset group’s carrying amount over its fair value. Further, future reversal of a previously recognized impairment loss is prohibited.

Under IFRS, when an impairment indicator is determined to exist, an impairment expense is recorded for the excess of the cash generating unit carrying amount over the greater of its fair value less costs of disposal and its value in use. Impairment expense previously recorded is reversible in subsequent periods under certain conditions.

The following table reflects the reversal of impairment expense recognized by Goldcorp under IFRS, after adjusting the carrying value of the property, plant and mine development for (i) the impact of excluding resources from recoverable ounces in units-of-production based depreciation expense, (ii) reversing previous impairment expense recognized by Goldcorp, net of previous IFRS impairment expense reversals, (iii) reversing mine development and stripping costs capitalized by Goldcorp, as outlined in Note 3(b), and (iv) reversing proceeds from the sale of pre-production metal, net of operating costs, which were deducted against Property, plant, and mine development, net, as outlined in Note 3(h), that would not be recognized under U.S. GAAP.

(in millions)	As of December 31, 2018	For the year ended December 31, 2018
Condensed Balance Sheet
Increase to property, plant and mine development, net	$627	$—
Increase to deferred income tax liabilities	223	—
Condensed Statement of Operations
Decrease to impairment of long-lived assets	—	(787)
Decrease to income and mining tax benefit (expense)	$—	$(150)

(b)	Mine development and stripping costs

Under U.S. GAAP, Newmont capitalizes mine development costs, including the initial costs to remove overburden and waste in order to access the main ore body and before the production phase of the mine is achieved. After the production phase of a mine is achieved, stripping costs are included as variable production costs of stockpiles and ore on leach pads. Under IFRS, Goldcorp capitalizes mine development costs, including stripping costs to remove overburden and waste to access the main ore body, and in addition, Goldcorp continues to capitalize certain stripping costs after the production phase of a mine is achieved when the current strip ratio exceeds the estimated life of mine strip ratio.

The following table reflects the reversal of mine development and stripping costs capitalized by Goldcorp for its consolidated subsidiaries and equity method investees, before mineralization is classified as proven and probable reserves and after the production phase of a mine is achieved, net of depreciation and amortization.

(in millions)	As of December 31, 2018	For the year ended December 31, 2018
Condensed Balance Sheet
Decrease to property, plant and mine development, net	$(12)	$—
Decrease to investments	(37)	—
Decrease to deferred income tax liabilities	(4)	—
Condensed Statement of Operations
Increase to cost applicable to sales	—	17
Increase to income and mining tax benefit (expense)	—	6
Decrease to equity income (loss) of affiliates	$—	$(10)

(c)	Depreciation and amortization

Under U.S. GAAP, Newmont’s policy is to amortize certain mine development costs using the units-of-production method based on estimated recoverable ounces or pounds in proven and probable reserves. Under IFRS, Goldcorp includes estimated recoverable ounces contained in proven and probable reserves and a portion of resources, when it is considered highly probable that resources will be economically extracted.

The following table reflects the impact of excluding resources from recoverable ounces in units-of-production based depreciation expense calculations.

(in millions)	As of December 31, 2018	For the year ended December 31, 2018
Condensed Balance Sheet
Decrease to property, plant and mine development, net	$(147)	$—
Decrease to deferred income tax liabilities	(56)	—
Condensed Statement of Operations
Increase to depreciation and amortization	—	127
Increase to income and mining tax benefit (expense)	$—	$47

(d)	Reclamation and remediation liabilities

Under U.S. GAAP, the initial recognition of the asset retirement obligations is based on the fair value of the reclamation and remediation liability, generally utilizing a present value technique to estimate the liability and discounted at a credit-adjusted risk-free interest rate. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Under IFRS, reclamation and remediation liabilities are generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, discounted at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate is re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

The unaudited pro forma financial information does not reflect the impact of converting Goldcorp’s reclamation and remediation liabilities, capitalized asset retirement costs, and related reclamation and remediation expenses on a U.S. GAAP basis as it is impractical to re-estimate the impact of period-to-period revisions to the timing or amount of the original reclamation liability over historical periods using the layering approach and credit adjusted risk free rates. In addition, the impact of converting reclamation and remediation liabilities from IFRS to U.S. GAAP is not meaningful because, under the acquisition method of accounting, reclamation and remediation liabilities are recorded at fair value as of the closing date of the arrangement. Therefore, Newmont has reflected the adjustment to recognize Reclamation and remediation liabilities, and related capitalized asset retirement costs, at their estimated fair value on the arrangement closing date. Refer to Note 4(c) below for additional information.

(e)	Joint arrangements—Norte Abierto Project

Under U.S. GAAP, a joint venture is defined as an entity whose operations and activities are jointly controlled by its equity investors. Joint ventures are accounted for using the equity method of accounting. Proportionate consolidation is used in the oil and gas and mining and extractive industries, when working interest owners join together in the development and operation of a jointly-owned or unitized property outside a separate legal entity pursuant to a written agreement.

IFRS addresses two types of joint arrangements: (1) joint operations and (2) joint ventures, both distinguished by the rights and obligations of the parties involved. In a joint operation, an entity has rights to the underlying assets and obligations for the liabilities of the arrangement and recognizes its share of the assets, liabilities, revenues, and expenses arising from its interest. In a joint venture, the equity method of accounting is used and requires the use of a separate legal entity. Unlike U.S. GAAP, the existence of a separate legal entity is not sufficient evidence to conclude that an arrangement is a joint venture.

The following table reflects the impact of converting Goldcorp’s accounting for its interest in Norte Abierto from joint operations accounting under IFRS to the equity method of accounting under U.S. GAAP as of December 31, 2018. The impact to Equity income (loss) of affiliates in the unaudited pro forma statement of operations for the year ended December 31, 2018 is not material.

(in millions)	As of December 31, 2018
Condensed Balance Sheet
Decrease to property, plant and mine development, net	$(589)
Increase to investments	660
Decrease to other non-current assets	(83)
Decrease to accounts payable	(5)
Decrease to reclamation and remediation liabilities	(2)
Decrease to deferred income tax liabilities	$(5)

(f)	Income taxes

Under U.S. GAAP, deferred taxes are recognized for temporary differences arising from the initial recognition of assets acquired or liabilities assumed. Under IFRS, deferred income taxes are not recorded for temporary differences arising from the initial recognition of an asset or liability in a transaction that (i) is not a business combination, and (ii) affects neither accounting nor taxable profit. The impact of recording deferred taxes on asset acquisitions under U.S. GAAP resulted in an increase to Deferred income tax liabilities of $431 million and a corresponding increase to Property, plant and mine development, net, of $431 million as of December 31, 2018.

Additionally, U.S. GAAP prohibits recognition of deferred tax consequences for differences that arise from changes in exchange rates or indexing for tax purposes for those foreign subsidiaries that are required to use historical rates to remeasure nonmonetary assets and liabilities from the local currency into the functional currency. Under IFRS, deferred tax assets or liabilities are recognized for temporary differences related to nonmonetary assets or liabilities that are remeasured from the local currency into the functional currency for book purposes using historical exchange rates, but are reported in local currency for tax purposes using current exchange rates. The impact of reversing deferred taxes on foreign nonmonetary liabilities resulted in a decrease to Deferred income tax liabilities of $1,107 million and an increase to Deferred income tax assets of $477 million as of December 31, 2018, and resulted in an increase to Income and mining tax benefit (expense) of $242 million for the year ended December 31, 2018.

The following table reflects the net increase (decrease) to deferred tax assets and deferred tax liabilities, respectively, relating to adjustments discussed in Note 3(a), 3(b), 3(c), 3(e), 3(f), and 3(h).

(in millions)	Note	As of December 31, 2018
Condensed Balance Sheet
Increase (decrease) to deferred tax assets due to:
Exchange rate changes and indexing for tax purposes	3(f)	$ 477

Net increase to deferred tax assets		$ 477

Increase (decrease) to deferred tax liabilities due to:
Impairment of long-lived assets	3(a)	$ 223
Mine development and stripping costs	3(b)	(4)
Depreciation and amortization	3(c)	(56)
Joint arrangements - recognition of Norte Abierto as equity method investments	3(e)	(5)
Initial recognition of asset acquisitions	3(f)	431
Exchange rate changes and indexing for tax purposes	3(f)	(1,107)
Pre-production sales	3(h)	1

Net decrease to deferred tax liabilities		$(517)

(g)	Marketable equity securities

U.S. GAAP requires investments in equity securities to be measured at fair value, with changes in fair value recognized in net income, unless equity securities do not have a readily determinable fair value. Under IFRS, equity securities designated as fair value through other comprehensive income (FVTOCI) are carried at fair value and changes in fair value are recognized in other comprehensive income, which is not subsequently charged to earnings.

This adjustment reflects the reversal of gains and losses recorded by Goldcorp for marketable equity securities classified as FVTOCI from Other comprehensive income into Other income of $106 million for the year ended December 31, 2018, and results in a reclassification of amounts recognized in Accumulated other comprehensive income (loss) to Retained earnings of $145 million as of December 31, 2018.

(h)	Pre-production sales

Under U.S. GAAP, proceeds from the sale of pre-production metal produced during commissioning of a processing facility are credited to other income, net of operating costs. However, sales of metal produced during the development phase of a mine where there is already an existing processing facility are recorded within sales and costs applicable to sales. Under IFRS, proceeds from the sale of metal produced during the development phase of a mine are offset against capitalized asset costs, net of allocated operating costs.

The following table reflects the impact of reversing proceeds from the sale of metal produced during the development phase of a mine, net of allocated operating costs, for consolidated subsidiaries and equity method investees for the period ended December 31, 2018. The impact to sales in the unaudited pro forma statement of operations for the year ended December 31, 2018 is not material.

(in millions)	As of December 31, 2018
Condensed Balance Sheet
Increase to property, plant and mine development, net	$3
Increase to investments	13
Increase to deferred income tax liabilities	$1

(i)	By-product versus co-product revenue accounting

Under Newmont’s accounting policy, a metal is considered a by-product when sales represent less than 10% to 20% of the total sales from all metals on a life-of-mine basis and revenue from by-product metal sales is recognized as a reduction to cost applicable to sales. Goldcorp’s accounting policy is to recognize proceeds from sales of all metals in sales.

The following table reflects the impact of reversing sales for certain metals that are considered by-products metals for the year ended December 31, 2018.

(in millions)	For the year ended December 31, 2018
Condensed Statement of Operations
Decrease to sales	$(66)
Decrease to cost applicable to sales	$(66)

(j)	Fixed price sales contract

Under U.S. GAAP, the upfront cash payment received upon entering into an off-market fixed price sales contract to deliver metal from future production (i.e., a metal streaming contract) is recognized as a financing transaction, through recognition of a liability for the future metal delivery performance obligation. Under IFRS, upfront cash payment received upon entering into a metal streaming contract is recognized as an offset to property, plant and mine development. The payment received is indirectly recognized in the statement of earnings through a reduction of depreciation and amortization expense over the term of the contract.

The following table reflects the impact of reversing the offset to Property, plant and mine development, net of Depreciation and amortization expense, by recognizing a liability for the same amount for the year-ended December 31, 2018 and the impact to Sales in the pro forma statement of operations for the year ended December 31, 2018.

(in millions)	As of December 31, 2018	For the year ended December 31, 2018
Condensed Balance Sheet
Increase to property, plant and mine development	$785	$—
Increase to other non-current liabilities	785	—
Condensed Statement of Operations
Increase to sales	—	13
Increase to depreciation and amortization	$—	$13

(k)	IFRS 1—First-time Adoption of International Financial Reporting Standards (“IFRS 1”)

Goldcorp adopted IFRS in accordance with IFRS 1 with a transition date of January 1, 2010 and its consolidated financial statements were prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. In accordance with IFRS 1, Goldcorp recognized $102 million cumulative translation difference from translating its Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010.

This adjustment reflects the reversal of $102 million cumulative translation difference recorded by Goldcorp in opening Retained earnings at January 1, 2010 to Accumulated other comprehensive income (loss) as of December 31, 2018.

Further review may identify additional IFRS to U.S. GAAP and accounting policy differences that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company. At this time, Newmont is not aware of any other significant accounting policy differences that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

4.	Purchase Accounting and Other Adjustments

The following adjustments have been made to the unaudited pro forma financial information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial information of the combined company. At this time, Newmont is not aware of any additional arrangement related adjustments that would have a material impact on the unaudited pro forma financial information that are not reflected or disclosed in the pro forma adjustments.

(a)	Cash and cash equivalents and debt

The net decrease in Cash and cash equivalents of $897 million represents the agreed-upon cash consideration for Goldcorp common shares at $0.02 per share for $17 million (Note 1), the repayment of Goldcorp’s $400 million term loan and the repayment of $480 million drawn on Goldcorp’s $3 billion revolving credit facility. See “Schedule “K” – Information Concerning Newmont – Repayment of Goldcorp Debt” beginning on page K-7 of this Circular. As a result of the planned repayment of Goldcorp’s term loan and termination of its revolving credit facility, net interest expense for the year ended December 31, 2018 decreased by $31 million.

(b)	Property, plant and mine development and Investments

The adjustments to decrease Property, plant and mine development, net and Investments by $2,518 million and $149 million, reflects the fair value estimate of property, plant, and mine development and equity method investments, respectively, as of December 31, 2018, and the related decrease to Depreciation and amortization of $300 million and increase to Equity income (loss) of affiliates of $12 million for the year ended December 31, 2018.

(c)	Reclamation and remediation liabilities

As discussed in Note 3(d), the increase to Reclamation and remediation liabilities of $17 million, of which $5 million is included in Other current liabilities, reflects an adjustment to recognize asset retirement obligation at fair value as of December 31, 2018. In addition, an increase of $40 million to Other non-current liabilities reflects an adjustment to recognize the fair value of incremental reclamation and remediation liabilities relating to an equity method investee with a nil carrying value as of December 31, 2018. As a result of the increases to the Reclamation and remediation liabilities, Reclamation and remediation expense for the year ended December 31, 2018 increased by $7 million.

(d)	Accrued and other liabilities

The $110 million increase in accrued liabilities, included in Other current liabilities, and the corresponding offset to Retained earnings (see Note 4(h)) reflects estimated transaction expenses for banking, accounting, legal, and other professional fees associated with the arrangement. This amount does not include estimates for fees that are not readily determinable or factually supportable. These costs are excluded from the unaudited pro forma statements of operations as they are non-recurring charges directly attributable to the arrangement.

Under National Instrument 51-102 Continuous Disclosure Obligations, all charges directly attributable to the arrangement are required to be included as part of Pro Forma Statement of Operations. Refer to Note 4(j) for the impact.

(e)	Other current and non-current liabilities

As discussed in Note 3(j), the adjustment reflects the recognition of incremental fair value of liabilities relating to metal streaming contracts of $95 million and $150 million, included in Other current liabilities and Other non-current liabilities, respectively, for the year ended December 31, 2018. In addition, a decrease to Deferred tax liabilities of $238 million and an increase to income taxes payable of $191 million (included in Other non-current liabilities) has been recorded for the metal streaming contract and other tax liabilities as of December 31, 2018, respectively. As a result of the increase in other current and non-current liabilities, a net increase of $82 million to Sales has been recognized as a result of the amortization of the increased liabilities for the year ended December 31, 2018.

(f)	Debt and Lease and other financing obligations

The increase of $7 million to long-term debt reflects the adjustment to recognize Goldcorp’s assumed $1.0 billion and $1.5 billion notes at fair value, net of unamortized debt issuance costs of $13 million as of December 31, 2018. The increase of $43 million to Lease and other financing obligations reflects the adjustment to recognize Goldcorp’s finance lease obligations at fair value as of December 31, 2018. The aggregate impact to interest expense in the unaudited pro forma statement of operations from both the fair value adjustments to Debt and Lease and other financing obligations for the year ending December 31, 2018 is not material.

(g)	Income taxes

Deferred income taxes have been recognized based on the pro forma fair value adjustments to identifiable assets acquired and liabilities assumed using the marginal tax rate on a jurisdictional basis. The $285 million increase in Deferred tax liabilities and the $242 million decrease in Deferred tax assets reflect the preliminary estimate of deferred tax assets and liabilities recognized on the new book to tax basis differences of assets acquired and liabilities assumed, and have been recognized as part of Goodwill.

The estimated income and mining tax expense impact of the pro forma adjustments (except for net adjustments to interest expense) has been recognized based upon a blended federal and state statutory rate of 35 percent. The estimated tax rate of 22 percent has been applied to the pro forma adjustments to interest expense based on a preliminary analysis of the applicable rules for interest cost allocation required by tax regulations.

(h)	Goldcorp shareholders’ equity

The adjustment reflects an adjustment of $11,742 million to eliminate Goldcorp’s historical stockholder’s equity, which represents the historical book value of Goldcorp’s net assets, as a result of the application of purchase accounting.

The adjustment reflects an increase of $455 million and decrease of $9,223 million to Common stock and Additional paid-in capital, respectively, to reflect the issuance of 284,556,968 shares of Newmont common stock with a par value of $1.60 per share to satisfy the issuance of 0.3280 of a share of Newmont common stock for each Goldcorp common share outstanding pursuant to the arrangement agreement, assuming a closing price of Newmont common stock on February 15, 2019 of $33.24 per share. In addition, Retained earnings and Accumulated other comprehensive income (loss) have been adjusted by $6,515 million and $119 million, respectively, to eliminate Goldcorp’s historical equity balances adjusted for IFRS to U.S. GAAP differences and purchase accounting and other pro forma adjustments as of December 31, 2018.

The table below reflects elimination of Goldcorp’s historical equity balances after adjustments for IFRS to U.S. GAAP differences and purchase accounting and other pro forma adjustments as of December 31, 2018.

(in millions)	Historical	Reclassified Historical	IFRS to U.S. GAAP Adjustments	Purchase Accounting Adjustments	Other Pro Forma Adjustments	Equity Adjustments	Notes		Pro Forma Combined
	Newmont	Goldcorp
Common stock - $1.60 par value	$ 855	$-	-	$-	$-	$ 455	(i)		$ 1,310
Authorized - 1,280 million shares
Outstanding shares -820 million shares
Treasury stock - 2 million shares	(70)	-	-	-	-	-			(70)
Additional paid-in capital	9,618	18,248	-	-	-	(9,223)	(ii	)	18,643
Accumulated other comprehensive income (loss)	(284)	(128)	247	-	-	(119)	(iii	)	(284)
Retained earnings	383	(8,245)	1,620	(2,972)	(110)	9,597	(iv	)	273

Stockholders’ equity	$ 10,502	$ 9,875	$ 1,867	$ (2,972)	$ (110)	$ 710			$ 19,872

(1)	Represents issuance of 285 million shares of Newmont common stock at par value $1.60 in exchange of 868 million Goldcorp common shares
(2)

Represents adjustment to Additional paid-in capital, to record issuance of 285 million shares of Newmont common stock for $9,025 million, calculated by deducting the aggregate of (a) $455 million common stock (see (1) above) and (b) $17 million cash payment (see Note 1), from $9,497 million preliminary purchase consideration.

(3)	Represents adjustment to write-off Goldcorp’s historical Accumulated other comprehensive income (loss) of ($128) million, net of $247 million for IFRS to U.S. GAAP adjustments
(4)

Represents adjustment to write-off Goldcorp’s historical Retained earnings of $(8,245), net of $1,620 million for IFRS to U.S. GAAP adjustments, and $(2,972) million for purchase accounting adjustments. $110 million represents transaction expenses payable by Newmont after the closing of the arrangement, as discussed in Note 4(d).

(i)	Goodwill

Goodwill is calculated as the difference between the preliminary estimated purchase price and the fair values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The Company is continuing to value all assets acquired and liabilities assumed, and, upon completion of the arrangement, a final determination of fair value of Goldcorp’s assets and liabilities will be performed. Based on the preliminary purchase price allocation, the Company has allocated $1,254 million to Goodwill in the unaudited pro forma balance sheet. This amount may increase or decrease based on the final purchase price allocation. Goodwill recorded in connection with the merger will not be deductible for income tax purposes.

(j)	Earnings (loss) per share

The pro forma combined diluted earnings (loss) per share presented below for the year ended December 31, 2018, reflects the adjustment to weighted average number of shares outstanding based on 0.328 of a share of Newmont common stock for each share of Goldcorp common shares outstanding as of February 15, 2019 and cash consideration as follows:

(in millions)	For the year ended December 31, 2018
Pro forma net income (loss) from continuing operations attributable to Newmont stockholders	$ (2,915)
Pro forma basic and diluted weighted average Newmont shares outstanding	818

Pro forma basic and diluted earnings (loss) per share	$ (3.57)

Under National Instrument 51-102 Continuous Disclosure Obligations, the preparation of the unaudited pro forma statements of operations contemplates the presentation of net income (loss). As the historical results of Newmont presented net income from discontinued operations, the supplemental information below reflect (1) the impact of transaction costs as described in note 4(d) and (2) information related to net income from discontinued operations, net income (loss) and earnings (loss) per share.

(in millions)	Year Ended December 31, 2018
Pro forma net income (loss) from continuing operations	$ (2,876)
Adjustment for transaction costs (Note 4(d))	(110)

Adjusted pro forma net income (loss) from continuing operations	(2,986)

Income from discontinued operations	61

Pro forma net income (loss)	(2,925)

Pro forma net income (loss) attributable to Newmont stockholders:	(2,964)
Continuing operations	(3,025)
Discontinued operations	61

Pro forma net income (loss) per common share
Basic and diluted:
Continuing operations	$ (3.70)
Discontinued operations	$ 0.07

Schedule O – ownership of Goldcorp securities

The table below sets forth the number of Goldcorp Shares, Goldcorp Options, Goldcorp Phantom RSUs, Goldcorp PSUs and Goldcorp RSUs beneficially owned or controlled, directly or indirectly, as of March 4, 2019 by each of the directors and senior management of Goldcorp.

Name	Position with Goldcorp	Goldcorp Shares	Goldcorp Options	Goldcorp Phantom RSUs	Goldcorp PSUs	Goldcorp RSUs
Ian Telfer	Chairman and Director	223,354	nil	nil	nil	nil
Beverley Briscoe	Director	76,792	nil	nil	nil	nil
Cristina Bitar	Director	5,046	nil	nil	nil	nil
Matthew Coon Come	Director	9,598	nil	nil	nil	nil
Margot Franssen	Director	36,644	nil	nil	nil	nil
Clement Pelletier	Director	47,868	nil	nil	nil	nil
P. Randy Reifel	Director	4,084,164	nil	nil	nil	nil
Charles Sartain	Director	42,588	nil	nil	nil	nil
Kenneth Williamson	Director	75,861	nil	nil	nil	nil
David Garofalo	Director, President and Chief Executive Officer	179,986	nil	nil	563,646	132,511
Jason Attew	EVP, Chief Financial Officer and Corporate Development	42,699	nil	nil	166,733	58,612
Todd White	EVP and Chief Operating Officer	21,979	122,521	nil	193,917	50,547
Brent Bergeron	EVP, Corporate Affairs and Sustainability	14,979	130,846	nil	166,405	44,853
Charlene Ripley	EVP, General Counsel	70,150	148,382	nil	174,451	47,257
Joseph Dick	SVP, Mine Optimization	27,973	107,764	nil	117,122	31,342
Paul Harbidge	SVP, Exploration	8,917	nil	nil	92,288	21,964
Patrick Merrin	SVP, Canada Operations	8,800	nil	nil	66,832	66,700
Ivan Mullany	SVP, Technical Services	1,910	nil	nil	72,643	20,399
Richard Orazietti	SVP, Treasurer	32,247	65,562	nil	70,370	18,882
Rohan Athaide	Vice President, Risk Management & Assurance	16,462	36,008	nil	25,795	28,097
Peter Calnan	Vice President, Safety and Health	2,445	19,910	nil	17,587	27,502

O-1

Name	Position with Goldcorp	Goldcorp Shares	Goldcorp Options	Goldcorp Phantom RSUs	Goldcorp PSUs	Goldcorp RSUs
Luis Canepari	Vice President, Technology	11,332	55,648	nil	28,454	31,045
Randall Chatwin	Vice President, Assistant General Counsel	2,416	24,453	nil	30,244	33,723
Jenine Ellefson	Vice President, People	12,196	38,309	nil	9,677	30,221
Rishi Ghuldu	Vice President, Business Transformation	20,039	46,648	nil	26,886	29,322
Jack Henris	Vice President, Mining and Geotechnical	nil	nil	nil	21,029	26,573
Simon Hille	Vice President, Global Innovation, Metallurgy & Processing	7,798	63,489	nil	34,109	37,480
Joanne Klein	Vice President, Supply Chain	29,207	53,143	nil	28,459	30,927
Sean McCarthy	Vice President, Business Planning	13,847	48,287	nil	9,677	30,594
John Mullally	Vice President, Government Affairs and Energy Regulation	3,802	35,928	nil	17,587	27,138
Bill Patterson	Vice President, Projects Canada	25,743	56,877	nil	36,677	39,922
Lincoln Schreiner	Vice President, Tax	5,000	nil	nil	nil	nil
Lynsey Sherry	Vice President, Controller	7,997	40,121	nil	9,274	28,343
David Stephens	Vice President, Corporate Development and Marketing	1	36,511	nil	39,261	44,035
Anna Tudela	Vice President, Diversity, Regulatory Affairs and Corporate Secretary	12,429	57,950	nil	28,126	30,775
Lisa Wade	Vice President, Environment, Reclamation and Closure	11,346	47,446	nil	29,194	32,079

O-2

Questions? Need Help Voting?

Please contact Goldcorp’s Strategic Shareholder Advisor and Proxy
Solicitation Agent, Kingsdale Advisors

CONTACT US:

North American Toll Free Phone:

1-800-775-4067

E-mail: contactus@kingsdaleadvisors.com

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